As filed with the Securities and Exchange Commission on October 24, 2008
Registration No. 333-____

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ANCHOR BANCORP

(Exact name of registrant as specified in its charter)

Washington	6036	26-3356075

(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

601 Woodland Square Loop SE
Lacey, Washington 98530
(360) 491-2250

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

John F. Breyer, Jr., Esquire
Breyer & Associates PC
8180 Greensboro Drive, Suite 785
McLean, Virginia 22102
(703) 883-1100

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee

Common Stock, $0.01 par value	6,101,250	$10.00	$61,012,500.00	$2,398.00

(1)

Estimated solely for purposes of calculating the registration fee. As described in the prospectus, the actual number of shares to be issued and sold are subject to adjustment based upon the estimated pro forma market value of the registrant and market and financial conditions.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PART I – INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet showing the location in the Prospectus of the Items of Form S-1

Item	1.	Forepart of the Registration Statement and Outside Front Cover of Prospectus	Forepart of the Registration Statement; Outside Front Cover Page

Item	2.	Inside Front and Outside Back Cover Pages of Prospectus	Inside Front Cover Page; Outside Back Cover Page

Item	3.	Summary Information, Risk Factors and Ratio of Earnings to Fixed Charges	Summary; Risk Factors

Item	4.	Use of Proceeds	How We Intend to Use the Proceeds From this Offering; Capitalization

Item	5.	Determination of Offering Price	The Conversion and Stock Offering – How We Determined Our Price and the Number of Shares to be Issued in the Stock Offering

Item	6.	Dilution	*

Item	7.	Selling Security Holders	*

Item	8.	Plan of Distribution	The Conversion and Stock Offering

Item	9.	Description of Securities to be Registered	Description of Capital Stock of Anchor Bancorp

Item	10.	Interests of Named Experts and Counsel	Legal and Tax Opinions; Experts

Item	11.	Information with Respect to the Registrant

	(a) Description of Business		Business of Anchor Bancorp; Business of Anchor Bank

	(b) Description of Property		Business of Anchor Bank – Properties

	(c) Legal Proceedings		Business of Anchor Bank – Legal Proceedings

	(d) Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters		Outside Front Cover Page; Market for the Common Stock; Our Policy Regarding Dividends

	(e) Financial Statements		Consolidated Financial Statements; Pro Forma Data

	(f) Selected Financial Data		Selected Financial and Other Data

	(g) Supplementary Financial Information		*

	(h) Management’s Discussion and Analysis of Financial Condition and Results of Operations		Management’s Discussion and Analysis of Financial Condition and Results of Operations

	(i) Changes in and Disagreements with Accountants on Accounting and Financial Disclosure		*

I - 1

	(j) Quantitative and Qualitative Disclosures About Market Risk		Management’s Discussion and Analysis of Financial Condition and Results of Operations – Asset and Liability Management and Market Risk

	(k) Directors, Executive Officers, Promoters and Control Persons		Management

	(l) Executive Compensation		Management – Executive Compensation; Management – Benefits

	(m) Security Ownership of Certain Beneficial Owners and Management		*

	(n) Certain Relationships and Related Transactions		Management – Loans and Other Transactions with Officers and Directors

Item	12.	Disclosure of Commission Position on Indemnification for Securities Act Liabilities	Part II, Item 17

*Item is omitted because answer is negative or item inapplicable.

I - 2

PROSPECTUS
Up to 5,175,000 Shares of Common Stock
(Subject to increase to up to 5,951,250 shares)
Anchor Bancorp
(Proposed Holding Company for Anchor Bank)

          We are offering up to 5,175,000 shares of our common stock for sale in connection with our conversion from the mutual to stock form of organization. As part of the conversion, Anchor Bank will become our wholly-owned subsidiary. We may increase the maximum number of shares that we sell in the offering by up to 15%, to 5,951,250 shares, as a result of the demand for shares or changes in market and financial conditions. The shares of our common stock are being offered for sale at a price of $10.00 per share. We expect our common stock will be listed on the Nasdaq Global Select Market under the symbol [“ANCB”]. In connection with the conversion, we will establish a charitable foundation funded with 150,000 shares of our common stock and $500,000. The shares issued to the foundation are in addition to the shares being sold in the offering.

          We are offering these shares for sale first to our depositors and other eligible subscribers in a subscription offering. Concurrently with or immediately after the subscription offering, any shares not subscribed for in the subscription offering will be offered to the general public in a direct community offering and/or a syndicated community offering (collectively referred to as the “offering”). In order to complete the offering, we must sell, in the aggregate, at least 3,975,000 shares. The minimum purchase is 25 shares. The subscription offering is scheduled to end at 12:00 Noon, Pacific time, on ______ __, 2008. However, we may extend this expiration date, without notice to you, until______ __, 200_, unless the Washington Department of Financial Institutions approves a later date, which may not be extended beyond ______ __, 200_. Once submitted, orders are irrevocable unless the offering is terminated or extended beyond ______ __, 200__. If the offering is extended beyond ______ __, 200__, subscribers will have the right to modify or rescind their purchase orders. Anchor Bancorp will hold all subscribers’ funds received before the completion of the conversion in a segregated account at Anchor Bank or, at our discretion, at an independent insured depository institution until the conversion is completed or terminated. We will pay interest on all funds received at a rate equal to Anchor Bank’s passbook (statement savings) rate, which is currently ___% per annum. Funds will be returned promptly with interest if the conversion is terminated.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 1.

TERMS OF THE OFFERING
Price Per Share: $10.00; Minimum Subscription: 25 shares or $250
	Minimum	Maximum	Maximum, as adjusted (1)

Number of Shares	3,825,000	5,175,000	5,951,250
Gross offering proceeds	$38,250,000	$51,750,000	$59,512,500
Underwriting Commission	336,700	460,900	532,315
Other expenses	980,000	980,000	980,000
Net Proceeds to Anchor Bancorp	$36,933,300	$50,309,100	$58,000,185
Net Proceeds Per Share	$9.66	$9.72	$9.75

(1)

For information regarding underwriting compensation to be paid to Keefe, Bruyette & Woods, Inc., including the assumptions regarding the number of shares sold in the offering that we used to determine the estimated offering expenses, see “Pro Forma Data” and “The Conversion – Marketing Arrangements.”

          Keefe, Bruyette & Woods, Inc. will use its best efforts to assist us in our selling efforts, but is not required to purchase any of the common stock that is being offered for sale. Subscribers will not pay any commissions to purchase shares of common stock in the offering.

          These securities are not deposits or accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

          Neither the Securities and Exchange Commission, the Washington Department of Financial Institutions, the Federal Deposit Insurance Corporation nor any other federal agency or state securities regulator has approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

          For information on how to subscribe, call the stock information center at (360) __-____.

KEEFE, BRUYETTE & WOODS

______ __, 2008

ANCHOR BANK

Banking beyond the ordinary.

★ ***Executive Offices, Aberdeen Branch & Business Banking Center***

120 N Broadway, Aberdeen, WA 98520

● ***Branch Offices***

Centralia Branch
604 S. Tower
Centralia, WA 98520

Chehalis Branch
1601 NW Louisiana Ave.
Chehalis, WA 98531

Covington Branch
17432 SE 270th Place
Covington, WA 98042

Elma Branch
216 S. Third
Elma, WA 98541

Hawks Prairie Branch
1401 Galaxy Drive, SE
Lacey, WA 98509

Hoquiam Branch
701 Simpson Ave.
Hoquiam, WA 98550

Lacey Branch
601 Woodland Sq. Loop
Lacey, WA 98503

Lakewood Branch
7001 Bridgeport Way
W. Lakewood, 98499

Martin Way Branch
4250 Martin Way, E
Olympia, WA 98516

Montesano Branch
211-B Pioneer Ave., E
Montesano, WA 98563

Ocean Shores Branch
795 Pt. Brown Ave., NW
Ocean Shores, WA 98569

Olympia Branch
2610 Harrison Ave., W
Olympia, WA 98507

Poulsbo Branch
21200 Olhava Way, NW
Poulsbo, WA 98370

Puyallup Branch
16502 Meridian Ave., E
Pauyallup, WA 98375

Shelton Branch
100 E Wallace Kneeland Blvd.
Shelton. WA 98584

Spanaway Branch
20307 Mountain Hwy., E
Spanaway, WA 98387

Vancouver Branch
430 SE 192nd Ave.
Vancouver, WA 98683

Westport Branch
915 N Montesano
Westport, WA 98595

Yelm Branch
17100 State Rte. 507
Yelm, WA 98597

Poulsbo
Seattle
King County
Mason County
Covington
Grays Harbor County
Shelton
Tacoma
Puyallup
Lakewood
Spanaway
Ocean Shores
Hoquiam
Elma
Montesano
Olympia (2)
Lacy (2)
Yelm
Aberdeen
Westport
Thurston County
Pierce County
Centralia
Chehalis
Lewis County
Clark County
OREGON
Vancouver
Portland
Seattle
Tacoma
Olympia
WASHINGTON

TABLE OF CONTENTS

          You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities offered hereby to any person in any jurisdiction in which such offer or solicitation would be unlawful. The affairs of Anchor Bancorp and its subsidiaries may change after the date of this prospectus. Delivery of this prospectus and the sales of shares made hereunder does not mean otherwise.

SUMMARY

          This summary provides an overview of the key aspects of the stock offering as described in more detail elsewhere in this prospectus and may not contain all the information that is important to you. To completely understand the stock offering, you should read the entire prospectus carefully, including the sections entitled “Risk Factors” and “The Conversion” and the consolidated financial statements and the notes to the consolidated financial statements beginning on page F-1, before making a decision to invest in our common stock.

Overview

          As part of the conversion to stock ownership, Anchor Bancorp. is conducting this offering of between 3,825,000 and 5,175,000 shares of common stock to raise additional capital to support operational growth. We may increase the maximum number of shares that we sell in the offering by up to 15% to 5,951,250 shares, as a result of the demand for shares or changes in market and financial conditions. The offering includes a subscription offering in which certain persons, including depositors of Anchor Bank, have prioritized subscription rights. There are limitations on how many shares a person may purchase. The amount of capital being raised is based on an appraisal of Anchor Bancorp and a decision by management to offer all of our shares of common stock to the public. Most of the terms and requirements of this offering are required by the requirements of the Washington State Department of Financial Institutions. The same directors and certain officers who manage Anchor Bank will manage Anchor Bancorp.

          The following tables show how many shares of common stock that may be issued in the offering, contributed to our charitable foundation and subsequently issued if our proposed stock benefit plans are adopted.

	Shares to be sold to the public in this offering		Shares to be sold to the employee stock ownership plan (2)		Shares proposed to be sold to directors and officers		Shares to be issued to the foundation (3)		Total shares of common stock to be outstanding after the offering

	Amount	% (1)	Amount	% (1)	Amount	% (1)	Amount	% (1)	Amount	%

Minimum	3,389,500	85.3%	306,000	7.7%	129,500	3.3%	150,000	3.8%	3,975,000	100.00%
Midpoint	4,010,500	86.2	360,000	7.7	129,500	2.8	150,000	3.2	4,650,000	100.00
Maximum	4,631,500	87.0	414,000	7.8	129,500	2.4	150,000	2.8	5,325,000	100.00
Maximum, as adjusted	5,345,650	87.6	476,100	7.8	129,500	2.1	150,000	2.5	6,101,250	100.00

	Shares that may be awarded under a restricted stock plan		Shares that may be issued under a stock option plan

	Amount	% (1)	Amount	% (1)

Minimum	159,000	4.0%	397,500	10.0%
Midpoint	186,000	4.0	465,000	10.0
Maximum	213,000	4.0	532,500	10.0
Maximum, as adjusted	244,050	4.0	610,125	10.0

(1)	As a percentage of total shares outstanding after the offering.

(2)	Assumes 8% of the shares sold in the conversion are sold to the employee stock ownership plan in the offering.

i

The Companies:

Anchor Bancorp
601 Woodland Square Loop SE
Lacey, Washington 98503
(360) 491-2250

          Anchor Bancorp is a newly formed Washington corporation that will hold all of the outstanding shares of Anchor Bank following the conversion to stock ownership. Anchor Bancorp is conducting the stock offering in connection with the conversion of Anchor Bank from the mutual to the stock form of organization. Following the completion of the offering, Anchor Bancorp will be the bank holding company of Anchor Bank and its primary regulator will be the Board of Governors of the Federal Reserve System.

Anchor Mutual Savings Bank
120 N. Broadway
Aberdeen, Washington 98520
(360) 532-6222

          Anchor Mutual Savings Bank is a Washington chartered mutual savings bank and upon completion of the conversion will be the wholly-owned subsidiary of Anchor Bancorp. Anchor Bank was organized in 1907 as a Washington state chartered savings and loan association, converted to a federal mutual savings and loan association in 1935, and converted to a Washington state chartered mutual savings bank in 1990. As a mutual savings bank, Anchor Mutual Savings Bank has a board of trustees that oversees its activities. Following the conversion, Anchor Mutual Savings Bank’s existing board of trustees will continue as a board of directors. Also in connection with the conversion, Anchor Mutual Savings Bank is changing its name to “Anchor Bank.” For purposes of this prospectus, references herein to the board of directors also include the board of trustees of Anchor Mutual Savings Bank in its present mutual form, and references to Anchor Bank also include the institution in its present mutual form.

          Anchor Bank is a community-based savings bank primarily serving Western Washington including Grays Harbor, Thurston, Lewis, Pierce, Mason, Kitsap, Clark and King counties, through our 20 full-service banking offices. We also originate a significant amount of construction loans secured by properties located in the Portland, Oregon metropolitan area. We are in the business of attracting deposits from the public and utilizing those deposits to originate loans. We offer a wide range of loan products to meet the demands of our customers. Historically, lending activities have been primarily directed toward the origination of one- to four-family residential construction, commercial real estate and consumer loans. To an increasing extent in recent years, lending activities have also included the origination of residential construction loans through brokers and increased reliance on non-deposit sources of funds. Our current strategy is to increase our consumer, commercial business and commercial real estate lending funded by retail deposits.

          Since 2006 there have been significant changes made to our management team. Management changes included appointing a new President and Chief Executive Officer in 2006 and a new Senior Vice President and Chief Lending Officer in 2008. During the latter part of fiscal 2007, as part of management’s decision to reduce the risk profile of our loan portfolio, we implemented more stringent underwriting guidelines and procedures. Prior to this time our underwriting emphasis with respect to commercial real estate, multi-family and construction loans focused heavily on the value of the collateral securing the loan, with less emphasis placed on the borrower’s debt servicing capacity or other credit factors. Our underwriting guidelines were revised to put greater emphasis on the borrower’s credit, debt service coverage and cash flows as well as on collateral appraisals. Additionally, our policies with respect to loan extensions became more conservative than our previous policies, requiring that a review of all relevant factors, including loan terms, the condition of the security property, market changes and trends that may affect the security property and financial condition of the borrower conform to our revised underwriting guidelines and that the extension be in our best interest. As a result of the tightening of our credit standards and the slowdown in the housing industry, our non-performing loans and other loans of concern (other loans of concern consist of loans with respect to which known information concerning possible credit problems with the borrowers or the cash flows of the collateral securing the respective loans has caused management to be concerned about the ability of the borrowers to comply with present loan repayment terms, which may result in the future inclusion of such loans in the nonperforming loan category), consisting primarily of construction loans, totaled $9.9 million or 2.0% of total loans at June 30, 2008, compared to $31.3 million or 6.5% of total loans at June 30, 2007. Our new Chief Lending Officer is focused on the successful work-out and resolution of these loans. See “Asset Quality.”

          At June 30, 2008, we had total assets of $626.4 million, deposits of $389.9 million and equity of $62.4 million. Anchor Bank maintains a website at www.anchornetbank.com. Upon completion of the subscription offering on _______ __, 2008, the website will provide an update on the status of the offering. The information on our website is not part of this prospectus.

Anchor Bancorp Foundation
601 Woodland Square Loop SE
Lacey, Washington 98503
(360) 491-2250

          To continue our long-standing commitment to our local communities, we intend to establish a charitable foundation, the Anchor Bancorp Foundation, as a non-stock Washington corporation in connection with the conversion. We will fund the charitable foundation with 150,000 shares of common stock and $500,000. Our contribution to the charitable foundation would reduce pre-tax net earnings by $2.0 million in 2009, the year in which the charitable foundation is established. The Anchor Bancorp Foundation will make grants and donations to non-profit and community groups and projects located within our market areas. It is anticipated that the Anchor Bancorp Foundation will distribute at least 5% of its net investment assets each year.

          Currently, there are no plans to make additional contributions to the charitable foundation in the future. Anchor Bancorp will review additional contribution considerations from time to time. The amount of common stock that we would offer for sale in the offering would be greater if the offering were to be completed without the contribution to the Anchor Bancorp Foundation. The establishment of the charitable foundation requires the affirmative vote of a majority of the votes eligible to be cast by Anchor Bank’s depositors. For a further discussion of the financial impact of the charitable foundation, including its effect on those who purchase shares in the offering, see “Comparison of Valuation and Pro Forma Information With and Without Charitable Foundation” on page 28.

Operating Strategy

          Our strategies center on our continued development into a full service, community-oriented bank. Our goal is to continue to enhance our franchise value and earnings through controlled growth in our banking operations, while maintaining the community-oriented customer service that has characterized our success to date. In order to be successful in this objective and increase shareholder value, we are committed to the following strategies:

•	Increasing our focus on monitoring asset quality and controlling non-performing assets;

•	Continuing to expand our branch network in our existing markets;

•	Providing customers with local personalized services and decision making which cannot be provided by larger regional banks;

•

Modifying our loan product mix by originating an increasing percentage of our assets in higher-yielding loans such as custom residential construction, commercial real estate and commercial business loans;

•	Increasing our core transaction deposits to improve both the amount and the type of deposits that serve as a funding base for asset growth;

•	Hiring experienced employees with a customer service focus; and

•	Continuing an internal management culture which is driven by a focus on profitability, productivity and accountability for results and which responds proactively to the challenge of change.

          For a more detailed description of our products and services, as well as our business strategy, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Operating Strategy” beginning on page 32.

The Conversion

          We do not have public shareholders in our current mutual form of ownership. Our depositors currently have the right to vote on certain matters, such as the conversion. Anchor Bank is converting to stock form and offering the common stock of Anchor Bancorp to the public primarily to allow us to grow through expanded operations, as well as through increased branching and potential acquisitions of other financial service providers, although no such acquisitions are currently contemplated. The stock form will also give us more flexibility to increase our capital position and to offer stock-based employee compensation which will provide greater incentive to improve corporate performance. Following the conversion, voting rights in Anchor Bancorp will be vested solely in the public shareholders. See “Anchor Bank’s Conversion - Our Reasons for the Conversion.”

          This chart shows our structure after the conversion and offering:

Terms of the Offering

          We are offering between 3,825,000 and 5,175,000 shares of common stock, excluding the contribution of shares to the Anchor Bancorp Foundation, to those with subscription rights in the following order of priority:

(1)	Depositors who held at least $50 with us on June 30, 2007.

(2)	The Anchor Bancorp employee stock ownership plan.

(3)	Depositors who held at least $50 with us on _______, 2008.

(4)	Depositors and borrowers with us as of ____ ___, 200__ to the extent not already included in a prior category.

          In addition, we intend to contribute 150,000 shares of our authorized but unissued common stock and $500,000 to the Anchor Bancorp Foundation, a new charitable foundation to be established.

          We may increase the maximum number of shares that we sell in the offering by up to 15% to 5,951,250 shares as a result of market demand, regulatory considerations or changes in financial conditions with the approval of the Washington Department of Financial Institutions and without any notice to you. If we increase the offering, you will not have the opportunity to change or cancel your stock order. The offering price is $10.00 per share. All purchasers will pay the same purchase price per share. No commission will be charged to purchasers in the offering.

          If we receive subscriptions for more shares than are to be sold in the subscription offering, shares will be allocated in order of the priorities described above under a formula outlined in the plan of conversion. Any shares remaining will be allocated in the order of priorities described above. Shares of common stock not subscribed for in the subscription offering will be offered to the general public in a direct community offering with a preference to natural persons residing in Grays Harbor, Thurston, Lewis, Pierce, Mason, Kitsap, Clark and King counties, Washington and, if necessary, a syndicated community offering. The direct community offering, if any, shall begin at the same time as, during or promptly after the subscription offering. See “The Conversion – Subscription Offering and Subscription Rights,” “– Direct Community Offering” and “– Syndicated Community Offering.”

          Keefe, Bruyette & Woods, Inc., our financial advisor and selling agent in connection with the offering, will use its best efforts to assist us in selling our common stock in the offering. Keefe, Bruyette & Woods, Inc. is not obligated to purchase any shares of common stock in the offering. For further information about the role of Keefe, Bruyette & Woods, Inc. in the offering, see “The Conversion – Marketing Arrangements.”

Reasons for the Conversion and Offering

The primary reasons for the conversion and our decision to conduct the offering are to:

•	increase our capital to support future growth; and

•	provide us with greater operating flexibility and allow us to better compete with other financial institutions.

The conversion and the capital raised in the offering are expected to:

•	give us the financial strength to continue to grow our bank;

•	better enable us to serve our customers in our market area;

•	enable us to repay our maturing Federal Home Loan Bank borrowings;

•	support our emphasis on custom residential construction, commercial real estate, and one- to four-family residential lending and the development of new products and services;

•	help us retain and attract qualified management through stock-based compensation plans;

•	enable us to form a charitable foundation to benefit the communities in which we do business; and

•	structure our business in a form that will enable us to access the capital markets.

We do not have any specific plans or arrangements for acquisitions.

How We Determined the Offering Range and the $10.00 Price Per Share

          The offering range is based on an independent appraisal of the market value of the common stock to be issued in the offering. RP Financial, LC., an appraisal firm experienced in appraisals of financial institutions, has advised us that, as of October 10, 2008, the estimated pro forma market value of our common stock, including offering shares and shares issued to the charitable foundation, ranges from a minimum of $39.8 million to a maximum of $53.3 million, with a midpoint of $46.5 million. Based on this valuation range, the percentage of Anchor Bank’s common stock owned by Anchor Bancorp, the shares issued to the charitable foundation and the $10.00 price per share, the respective boards of directors of Anchor Bancorp and Anchor Bank, determined to offer shares of Anchor Bancorp’s common stock ranging from a minimum of 3,825,000 shares to a maximum of

v

5,175,000 shares, with a midpoint of 4,500,000 shares. The pro forma market value can be adjusted upward by us subsequent to the expiration date of the offering and prior to closing to reflect the demand for shares in the offering or changes in market and financial conditions without the resolicitation of subscribers if supported by an appropriate change in our independent appraisal and the approval of the Washington Department of Financial Institutions and the Federal Deposit Insurance Corporation. At the adjusted maximum, the estimated pro forma market value of Anchor Bancorp’s common stock would be $61.0 million and the number of shares issued would equal 6,101,250 shares (including shares issued to our foundation).

          The independent appraisal was based in part on our financial condition and results of operations, the pro forma impact of the additional capital raised by the sale of common stock in the offering, and an analysis of a peer group of companies that RP Financial considered comparable to us. The peer group shown below, consists of ten publicly traded savings institutions, includes companies that range in asset size from $700,000 to $2.1 billion, have market capitalizations that range from $22.0 million to $225.0 million, and have been in fully converted form for more than one year.

Peer Group	State	Assets

		(In Millions)

United Western Bancorp, Inc.	CO	$2,174
Harrington West Financial Group, Inc.	CA	1,202
First Financial Northwest, Inc.	WA	1,196
HMN Financial, Inc.	MN	1,076
Riverview Bancorp, Inc.	WA	885
Rainier Pacific Financial Group, Inc.	WA	871
First PacTrust Bancorp, Inc.	CA	825
First Federal Bancshares, Inc.	AR	820
Meta Financial Group, Inc.	IA	782
Timberland Bancorp, Inc.	WA	664

          As indicated in the table, a majority of the peer group companies are located in the State of Washington or other Western states.

          The independent valuation was prepared by RP Financial in reliance upon the information contained in this prospectus, including the financial statements of Anchor Bank. RP Financial also considered the following factors, among others:

•	the present results and financial condition of Anchor Bank;

•	the economic and demographic conditions in Anchor Bank’s existing market area;

•	certain historical, financial and other information relating to Anchor Bank;

•

a comparative evaluation of the operating and financial characteristics of Anchor Bank with the peer group companies, which are headquartered in the states of Washington (four companies), California (two companies), Colorado (one company), Minnesota (one company), Arkansas (one company) and Iowa (one company);

•	the impact of the conversion and the offering on Anchor Bancorp’s shareholders’ equity and earnings potential;

•	the proposed dividend policy of Anchor Bancorp; and

•	the trading market for the securities of the peer group institutions and general conditions in the stock market for the peer group institutions and all publicly traded thrift institutions.

          RP Financial also considered that we intend to issue shares of Anchor Bancorp common stock to the Anchor Bancorp Foundation, a charitable foundation that will be established in connection with the conversion. The intended contribution of shares of common stock to the charitable foundation has the effect of reducing the number of shares that may be offered in the offering. The foundation will be issued 150,000 shares of common stock from authorized but unissued shares and $500,000 in cash. We will not receive any conversion proceeds in connection with the issuance of these shares, and thus, our pro forma book value and earnings will be lower, resulting in a lower pro forma value for Anchor Bancorp. See “– Anchor Bancorp has Established a Charitable Foundation” and “Comparison of Valuation and Pro Forma Information With and Without Charitable Foundation.” RP Financial’s independent valuation will be updated before we complete our offering.

          The following table presents a summary of selected pricing ratios for the companies comprising the peer group used by RP Financial in its independent appraisal report dated October 10, 2008 and the pro forma pricing ratios for us, as calculated in the tables beginning on page 24 in the section of this prospectus entitled “Pro Forma Data.” Compared to the median pricing of the peer group, our pro forma pricing ratios at the midpoint of the offering range indicated a premium of 1,023.7% on a price-to-earnings basis and a discount of 11.4% on a price-to-book value basis and a price-to-tangible book value basis. The estimated appraised value and the resulting premiums and discounts took into consideration the potential financial impact of the conversion and offering and RP Financial’s analysis of the results of operations and financial condition of Anchor Bancorp compared to the peer group.

	Price-to- earnings multiple(1)		Price-to-book value ratio	Price-to-tangible book value ratio

Anchor Bancorp
Minimum of offering range	71.43	x	41.93%	41.93%
Midpoint of offering range	90.91	x	46.17%	46.17%
Maximum of offering range	100.00	x	49.95%	49.95%
Maximum of offering range, as adjusted	125.00	x	53.82%	53.82%

Valuation of peer group
companies using stock market prices
as of October 10, 2008(2)
Average	8.20	x	52.84%	57.27%
Median	8.09	x	52.09%	54.26%

(1)	Reflects our pro forma price-to-earnings multiples based on unaudited pro forma net income for the year ended June 30, 2008.

(2)	Reflects earnings for the most recent twelve-month period for which data were publicly available (June 30, 2008) for all peer group members.

          The independent appraisal is not necessarily indicative of post-offering trading value. You should not assume or expect that the valuation of Anchor Bancorp as indicated above means that the common stock will trade at or above the $10.00 purchase price after the offering is completed.

          The independent appraisal will be updated before we complete the conversion. Any changes in the appraisal would be subject to the approval of the Washington Department of Financial Institutions and the Federal Deposit Insurance Corporation. The estimated pro forma market value of Anchor Bancorp may be increased by up to 15%, up to $61.0 million, including shares issued to the charitable foundation. See “Pro Forma Data.”

After-Market Performance Information Provided by the Independent Appraiser

          The following table, prepared by our independent appraiser, presents for all conversions that began trading from July 1, 2007 to October 10, 2008, the percentage change in the trading price from the initial trading date of the offering to the dates shown in the table. The table also presents the average and median trading prices and percentage change in trading prices for the same dates. This information relates to stock performance experienced by other companies that may have no similarities to us with regard to market capitalization, offering size, earnings quality and growth potential, among other factors.

          The table is not intended to indicate how our common stock may perform. Data represented in the table reflects a small number of transactions and is not indicative of general stock market performance trends or of price performance trends of companies that undergo conversions. Furthermore, this table presents only short-term price performance and may not be indicative of the longer-term stock price performance of these companies. There can be no assurance that our stock price will appreciate or that our stock price will not trade below $10.00 per share. The movement of any particular company’s stock price is subject to various factors, including, but not limited to, the amount of proceeds a company raises, the company’s historical and anticipated operating results, the nature and quality of the company’s assets, the company’s market area and the quality of management and management’s ability to deploy proceeds (such as through loans and investments, the acquisition of other financial institutions or other businesses, the payment of dividends and common stock repurchases). In addition, stock prices may be affected by general market and economic conditions, the interest rate environment, the market for financial institutions and merger or takeover transactions and the presence of professional and other investors who purchase stock on speculation, as well as other unforeseeable events not in the control of management. Before you make an investment decision, please carefully read this prospectus, including “Risk Factors.”

After Market Trading Activity
Initial Stock Offerings - Standard Conversions
Completed Closing Dates between July 1, 2007 and October 10, 2008

		Price Performance from Initial Trading Date

Institution (Ticker)	Conversion Date	% Change 1 Day	% Change 1 Week	% Change 1 Month	Through October 10, 2008

First Savings Financial Group, Inc. (FSFG)	10/07/08	(1.0)	(6.0)	(6.0)	(6.0)
Home Bancorp, Inc. (HBCP)	10/03/08	14.9	2.5	2.5	2.5
Cape Bancorp, Inc. (CBNJ)	02/01/08	0.5	(1.0)	(2.0)	(15.1)
Danvers Bancorp, Inc. (DNBK)	01/10/08	(2.6)	(3.1)	2.6	12.9
First Advantage Bancorp (FABK)	11/30/07	11.7	7.0	6.5	(4.0)
First Financial Northwest, Inc. (FFNW)	10/10/07	17.3	15.0	8.1	(1.7)
Beacon Federal Bancorp, Inc. (BFED)	10/02/07	16.0	17.9	6.0	(15.4)
Louisiana Bancorp, Inc. (LABC)	07/10/07	9.5	4.0	9.1	16.8
Quaint Oak Bancorp, Inc. (QNTO)	07/05/07	(2.0)	(7.0)	(11.0)	(8.1)

Average		7.1%	3.3%	1.8%	(2.0)%
Median		9.5%	2.5%	2.6%	(4.0)%

(1)	The offering price for each transaction was $10.00 per share.

Termination of the Offering

          The subscription offering will end at 12:00 Noon, Pacific time, on ______ _ _, 200__, unless extended. The direct community offering and syndicated offering, if any, will also end at 12:00 Noon, Pacific time, on _______ ___, 200__. If fewer than the minimum number of shares are subscribed for in the subscription offering and we do not get orders for at least the minimum number of shares by ____ ____ __, 200__, we will either:

(1)	promptly return any payment you made to us, with interest, or cancel any withdrawal authorization you gave us; or

(2)

extend the offering, if allowed, and give you notice of the extension and of your rights to cancel, change or confirm your order. If we extend the offering and you do not respond to the notice, then we will cancel your order and return your payment, with interest, or cancel any withdrawal authorization you gave us. We must complete or terminate the offering by _______ __, 200__.

How We Will Use the Proceeds Raised From the Sale of Common Stock

          We intend to use the net proceeds received from the stock offering as follows:

	Minimum	Maximum	Maximum, as adjusted

	(In Thousands)
Gross proceeds	$38,250	$51,750	$59,513
Less: estimated underwriting commission and other offering commissions	(1,317)	(1,441)	(1,512)
Less: repayment of Anchor Bank maturing and overnight FHLB advances and brokered certificates of deposit	(15,700)	(15,700)	(15,700)
Less: loan to our employee stock ownership plan	(3,060)	(4,140)	(4,761)

Net investable cash proceeds	$18,173	$30,469	$37,540

          Anchor Bancorp will retain 50% of the net conversion proceeds and will purchase all of the capital stock of Anchor Bank to be issued in the conversion in exchange for the remaining 50% of the net conversion proceeds. The net proceeds retained by Anchor Bancorp will initially be deposited with Anchor Bank and may ultimately be used to support lending and investment activities, future expansion of operations through the establishment or acquisition of banking offices or other financial service providers, to pay dividends or for other general corporate purposes, including repurchasing shares of its common stock. No such acquisitions are specifically being considered at this time. Anchor Bank intends to use its proceeds received as well as the amount deposited by Anchor Bancorp to repay a portion of its maturing and overnight Federal Home Loan Bank advances and brokered certificates of deposit, and the balance, if any, for future lending and investment activities, in addition to general and other corporate purposes. See “Risk Factors” and “How We Intend to Use the Proceeds From This Offering.”

We Currently Intend to Pay a Cash Dividend in the Future

          We currently plan to pay cash dividends in the future, however, the amount and timing of any dividends has not yet been determined. Although future dividends are not guaranteed, based on our pro forma net income and shareholders’ equity, we believe Anchor Bancorp will be capable of paying a dividend after completion of this offering.

Plans to List the Common Stock for Trading on the Nasdaq Global Select Market

          We plan to list our common stock for trading on the Nasdaq Global Select Market under the symbol [“ANCB”] and have submitted an application to The Nasdaq Stock Market LLC for this purpose. Keefe, Bruyette & Woods, Inc. currently intends to become a market maker in the common stock, but it is under no obligation to do so. We cannot assure that other market makers will be obtained or that an active and liquid trading market for the shares of common stock will develop or if developed, will be maintained. After shares of the common stock begin trading, you may contact a stock broker to buy or sell shares. As a result of the unpredictability of the stock market and other factors, persons purchasing shares may not be able to sell their shares when they want to, or at a price equal to or above $10.00.

Limitations on the Purchase of Common Stock in the Conversion

          The minimum purchase is 25 shares.

          The maximum purchase in the subscription offering by any person or group of persons through a single deposit account is $500,000 of common stock, which equals 50,000 shares.

          The maximum purchase by any person in the community offering is $500,000 of common stock, which equals 50,000 shares.

          The maximum purchase in the subscription offering and community offering combined by any person, related persons or persons acting together is five percent of the shares issued in the conversion.

          If any of the following persons purchase common stock, their purchases when combined with your purchases cannot exceed five percent of the shares issued in the conversion:

(1)	your spouse, or your relatives or your spouse’s relatives living in your house;

(2)	companies or other entities in which you have a 10% or greater equity or substantial beneficial interest or in which you serve as a senior officer or partner;

(3)	a trust or other estate if you have a substantial beneficial interest in the trust or estate or you are a trustee or fiduciary for the trust or other estate; or

(4)

other persons who may be acting together with you (including, but not limited to, persons who file jointly a Schedule 13G or Schedule 13D Beneficial Ownership Report with the Securities and Exchange Commission, persons living at the same address or persons exercising subscription rights through qualifying deposits registered at the same address, whether or not related).

          Subject to approval of the Washington Department of Financial Institutions and the Federal Deposit Insurance Corporation, we may increase or decrease the purchase limitations in the offering at any time. Our tax-qualified benefit plans, including our employee stock ownership plan, are authorized to purchase up to 10% of the shares sold in the offering without regard to these purchase limitations. See “The Conversion – Limitations on Stock Purchases.”

How to Purchase Common Stock

          Note: Once we receive your order, you cannot cancel or change it without our consent. If Anchor Bancorp intends to sell fewer than 3,825,000 shares or more than 5,951,250 shares, all subscribers will be notified and given the opportunity to change or cancel their orders. If you do not respond to this notice, we will return your funds promptly with interest or cancel your withdrawal authorization.

          If you want to subscribe for shares, you must complete an original stock order form and drop it off at any Anchor Bank branch or send it, together with full payment or withdrawal authorization, to Anchor Bank in the postage-paid envelope provided or to the address on the top of the stock order form. You must sign the certification that is part of the stock order form. We must receive your stock order form before the end of the offering period.

          You may pay for shares in any of the following ways:

•	By personal check, bank check or money order made payable to Anchor Bancorp.

•

By authorizing a withdrawal from an account at Anchor Bank, including certificates of deposit, designated on the stock order form. To use funds in an individual retirement account (“IRA”) at Anchor Bank, you must transfer your account to an unaffiliated institution or broker. Please contact the stock information center as soon as possible for assistance.

•	In cash, if delivered in person to a full-service banking office of Anchor Bank, although we request that you exchange cash for a check with any of our tellers.

x

          Anchor Bank is not permitted to lend funds to anyone for the purpose of purchasing shares of common stock in the offering. Additionally, you may not use an Anchor Bank line of credit check or third party check to pay for shares of our common stock.

          We will pay interest on your subscription funds at the rate Anchor Bank pays on passbook (statement) savings accounts from the date it receives your funds until the conversion is completed or terminated. All funds received before the completion of the conversion will be held in a segregated account at Anchor Bank or, at our discretion, at an independent insured depository institution. All funds authorized for withdrawal from deposit accounts with Anchor Bank will earn interest at the applicable account rate until the conversion is completed. There will be no early withdrawal penalty for withdrawals from certificates of deposit at Anchor Bank used to pay for stock.

          You may subscribe for shares of common stock using funds in your IRA at Anchor Bank or elsewhere. However, common stock must be held in a self-directed retirement account. Anchor Bank’s IRAs are not self-directed, so they cannot be invested in common stock. If you wish to use some or all of the funds in your Anchor Bank IRA, the applicable funds must be transferred to a self-directed account reinvested by an independent trustee, such as a brokerage firm. If you do not have such an account, you will need to establish one before placing your stock order. An annual administrative fee may be payable to the independent trustee. Because individual circumstances differ and processing of retirement fund orders takes additional time, we recommend that you contact the stock information center promptly, preferably at least two weeks before the end of the offering period, for assistance with purchases using your IRA or other retirement account that you may have. Whether you may use such funds for the purchase of shares in the stock offering may depend on timing constraints and possible limitations imposed by the institution where the funds are held.

Purchases of Common Stock by Our Officers and Directors

          Collectively, our directors and executive officers intend to subscribe for 129,500 shares regardless of the number of shares sold in the offering. This number equals 3.26% of the 3,975,000 shares that would be issued at the minimum of the offering range, including shares issued to the Anchor Bancorp Foundation. If fewer shares are issued in the conversion, then officers and directors will own a greater percentage of Anchor Bancorp. These shares do not include any shares that may be awarded or issued in the future under any stock option plan or restricted stock plan we intend to adopt. Directors and executive officers will pay the same $10.00 per share price for these shares as everyone else who purchases shares in the conversion.

          These proposed purchases of common stock by our directors and executive officers (3.26% of the aggregate shares sold in the offering at the minimum of the offering range), together with the purchase by the employee stock ownership plan (8% of the aggregate shares sold in the offering), as well as the potential acquisition of common stock through the proposed stock option plan (10% of the aggregate shares sold in the offering and issued to the Anchor Bancorp Foundation) and restricted stock plan (4% of the aggregate shares sold in the offering and issued to the Anchor Bancorp Foundation) will result in ownership by insiders of Anchor Bancorp in excess of 25% of the total shares issued in the offering at the minimum of the offering range. As a result, it could be more difficult to obtain majority support for shareholder proposals opposed by the board and management. See “Risk Factors – Risks Related to This Offering – The amount of common stock we will control, our articles of incorporation and bylaws, and state and federal law could discourage hostile acquisitions of control of Anchor Bancorp.” In addition, we intend to issue to our charitable foundation, 150,000 shares of common stock sold in the offering. Although the trustees of our charitable foundation include three of our directors, Federal regulations impose a pro-rata voting limitation on the common stock held by the charitable foundation. This limitation provides that these shares must be voted in the same ratio as all other shares voting on all proposals considered by our shareholders.

Tax Consequences of the Conversion

          As a general matter, the conversion and offering will not be taxable transactions for federal or state income tax purposes to Anchor Bancorp, Anchor Bank or persons eligible to subscribe in the subscription offering. Silver Freedman & Taff, L.L.P. has issued an opinion to us to the effect that consummation of transactions contemplated by the conversion and offering qualifies as a tax-free transaction for federal income tax purposes and will not result in any adverse federal tax consequences to Anchor Bancorp, Anchor Bank or persons eligible to subscribe in the subscription offering before or after the conversion. Blado Kiger, P.S. has issued an opinion to us to the effect that consummation of transactions contemplated by the conversion and offering should qualify as a tax-free transaction for Washington State income tax purposes and should not result in any adverse Washington State tax consequences to Anchor Bancorp, Anchor Bank or persons eligible to subscribe in the subscription offering before or after the conversion. See “The Conversion – Effects of the Conversion – Tax Effects of the Conversion.”

Benefits to Management from the Offering

          We intend to establish an employee stock ownership plan, which will purchase in the offering 8% of the aggregate shares sold in the offering, or if shares are not available, in the open market after the conversion. A loan from Anchor Bancorp to the employee stock ownership plan, funded by a portion of the proceeds from this offering, will be used to purchase these shares. The loan will accrue interest at an appropriate interest rate in effect at the time the employee stock ownership loan is entered into. The employee stock ownership plan will provide a retirement benefit to all employees eligible to participate in the plan.

          We also intend to adopt, within one year after completion of the offering, a stock option plan and a restricted stock plan for the benefit of directors, officers and employees, subject to shareholder approval. If we adopt the restricted stock plan, some of these individuals will be awarded stock at no cost to them. As a result, both the employee stock ownership plan and the restricted stock plan will increase the voting control of management without any cash being paid by the recipient.

          The number of options granted or shares awarded under the proposed stock option plan and restricted stock plan may not, pursuant to Federal regulations, exceed 10% and 4%, respectively, of our total outstanding shares (including shares sold to our employee stock ownership plan and issued to our charitable foundation).

          The employee stock ownership plan and our stock-based incentive plans will increase our future compensation costs, thereby reducing our earnings. We cannot determine the actual amount of these new stock-related compensation and benefit expenses at this time because applicable accounting practices generally require that they be based on the fair market value of the options or shares of common stock at the date of the grant; however, we expect them to be significant. We will recognize expenses for our employee stock ownership plan when shares are committed to be released to participants’ accounts and will recognize expenses for restricted stock awards and stock options generally over the vesting period of awards made to recipients. We estimate, once these plans are adopted, the increase in compensation expense will be approximately $1.0 million on an after-tax basis, based on the maximum of the valuation range. Additionally, shareholders will experience a reduction in their ownership interest if newly issued shares of common stock are used to fund stock options and restricted stock awards. In the event newly issued shares of our common stock are used to fund stock options and restricted stock option awards in an amount equal to 10% and 4%, respectively, of our total outstanding shares, including shares to be issued to our charitable foundation, shareholders would experience dilution in their ownership interest of 9.1% and 3.9%, respectively, or 13.0% in the aggregate. See “Risk Factors – Risks Related to this Offering – After this offering, our compensation expenses will increase and our return on equity will be low compared to other companies. These factors could negatively impact the price of our stock.” and “Management – Benefits to Be Considered Following Completion of the Conversion.”

          The following table summarizes the stock benefits that our officers, directors and employees may receive following the offering at the maximum of the offering range. It assumes that the proposed stock option plan is approved by shareholders within one year after completion of the offering to permit the granting of options to purchase a number of shares equal to 10% of the shares outstanding after the offering (including shares issued to the Anchor Bancorp Foundation) and the proposed restricted stock plan is approved by shareholders within one year after completion of the offering to permit the awarding of a number of shares of common stock equal to 4% of the shares outstanding after the offering (including shares to be issued to the Anchor Bancorp Foundation). It further assumes that, at the maximum of the offering range, a total of 5,325,000 shares will be sold to the public and our employee stock ownership plan and issued to the charitable foundation and that our tangible regulatory capital is 10% or more following the proposed stock issuance.

Number of Shares Based on Minimum of Offering	Number of Shares Based on Maximum of Offering	Plan	As a % of Outstanding Shares Issued in the Conversion (including shares to be issued to the charitable foundation)	Individuals Eligible to Receive Awards	As % of Total Shares Sold in the Offering	Value of Benefits Based on Minimum of Offering Range (1)	Value of Benefits Based on Maximum of Offering Range (1)

306,000	414,000	Employee stock ownership plan	7.77%	Employees	8.00%	$3,060,000	$4,140,000

159,000	213,000	Restricted stock plan	4.00	Directors/ Employees	4.12	1,590,000	2,130,000

397,000	532,500	Stock option plan	8.73	Directors/ Employees	8.95	2,078,925	2,784,975

862,500	1,159,500		20.50%		21.06%	$6,728,925	$9,054,975

(1)      The actual value of the restricted stock awards will be determined based on their fair value as of the date the grants are made. For purposes of this table, fair value is assumed to be the offering price of $10.00 per share. The fair value of stock options has been estimated at $5.23 per option using the Black-Scholes option pricing model with the following assumptions: a grant-date share price and option exercise price of $10.00; dividend yield of 0.0%; expected option life of 10 years; risk free interest rate of 3.99% (based on the ten-year Treasury Note rate); and a volatility rate of 33.46% based on an index of publicly traded holding companies. The actual expense of the stock options will be determined by the grant-date fair value of the options, which will depend on a number of factors, including the valuation assumptions used in the option pricing model ultimately adopted.

          The value of the restricted stock awards will be based on the price of Anchor Bancorp’s common stock at the time those shares are granted, which, subject to shareholder approval, cannot occur until at least six months after the offering is completed. The following table presents the total value of all restricted shares to be available for award and issuance under the restricted stock plan, assuming the shares for the plan are issued in a range of market prices from $8.00 per share to $14.00 per share.

Share Price	159,000 Shares Awarded at Minimum of Range	186,000 Shares Awarded at Midpoint of Range	213,000 Shares Awarded at Maximum of Range	244,050 Shares Awarded at Maximum of Range, as adjusted

(In thousands, except per share amounts)
$ 8.00	$ 1,272	$ 1,488	1,704	1,952
10.00	1,590	1,860	2,130	2,441
12.00	1,908	2,232	2,556	2,929
14.00	2,226	2,604	2,982	3,417

          The grant-date fair value of the options granted under the stock option plan will be based in part on the price of Anchor Bancorp’s common stock at the time the options are granted, which, subject to shareholder approval, cannot occur until at least six months after the offering is completed. The value also will depend on the various assumptions utilized in estimating the value using the Black-Scholes option pricing model. The following table presents the total estimated value of the options to be available for grant under the stock option plan, assuming the market price and exercise price for the stock options are equal, with a range of market prices for the shares from $8.00 per share to $14.00 per share.

Market/Exercise Price	Grant-Date Fair Value Per Option	397,500 Options at Minimum of Range	465,000 Options at Midpoint of Range	532,500 Options at Maximum of Range	610,125 Options at Maximum of Range, as adjusted

(In thousands, except per share amounts)
$ 8.00	$ 4.18	$ 1,662	$ 1,944	$ 2,226	$ 2,550
10.00	5.23	2,079	2,432	2,785	3,191
12.00	6.28	2,496	2,920	3,344	3,832
14.00	7.32	2,910	3,404	3,898	4,466

          We also will enter into an employment agreements with our chief executive officer and chief financial officer and change in control severance agreements with three other officers. For a further discussion of benefits to management, see “Management.”

Conditions to Completing the Conversion and Offering

          We are conducting the conversion and offering under the terms of our plan of conversion. We cannot complete the conversion and offering unless:

•	our plan of conversion is approved by at least a majority of votes eligible to be cast by depositors and borrowers of Anchor Bank;

•	we sell at least the minimum number of shares of common stock offered; and

•	we receive approval from the Washington Department of Financial Institutions and the Federal Deposit Insurance Corporation to complete the conversion and offering.

Stock Information Center

          If you have any questions regarding the offering or our conversion to stock form, please call the stock information center at (360) ___-___ from 9:00 a.m. to 5:00 p.m., Pacific time, Monday through Friday. The stock information center is closed on weekends and bank holidays. The stock information center is located at our Aberdeen branch at 120 N. Broadway, Aberdeen, Washington. The banking operations portion of our main office is separate and apart from the stock information center and will not have offering materials and cannot accept completed order forms or proxy cards.

          To ensure that you receive a prospectus at least 48 hours before the offering deadline, we may not mail prospectuses any later than five days prior to such date or hand-deliver any prospectus later than two days prior to the date. Stock order forms may only be distributed with or preceded by a prospectus.

          By signing the stock order form, you are acknowledging your receipt of a prospectus and your understanding that the shares are not a deposit account and are not insured or guaranteed by Anchor Bancorp, Anchor Bank, the Federal Deposit Insurance Corporation or any other federal or state governmental agency.

          We will make reasonable attempts to provide a prospectus and offering materials to holders of subscription rights. The subscription offering and all subscription rights will expire at 12:00 Noon, Pacific time, on __________, 2008, whether or not we have been able to locate each person entitled to subscription rights.

Delivery of Stock Certificates

          Certificates representing shares of common stock issued in the offering will be mailed to the persons entitled to receive these certificates at the certificate registration address noted on the order form, as soon as practicable following completion of the offering and receipt of all necessary regulatory approvals. Until certificates for the shares of common stock are available and delivered to purchasers, purchasers may not be able to sell the shares of common stock which they ordered, even though the common stock will have begun trading.

Subscription Rights

          Subscription rights are not allowed to be transferred, and we will act to ensure that you do not do so. We will not accept any stock orders that we believe involve the transfer of subscription rights.

Anchor Bancorp Has Established a Charitable Foundation

          In connection with the conversion, Anchor Bancorp has established a charitable foundation, the Anchor Bancorp Foundation, in order to further its commitment to the local community. The foundation anticipates distributing at least 5% of Anchor Bank’s assets each year to support charitable organizations and activities that enhance the quality of life for residents within Anchor Bancorp’s market area. The Anchor Bancorp Foundation will allow the local communities to share in the anticipated future success of Anchor Bancorp through cash dividends payable on the common stock and potential appreciation of the value of the common stock, as well as enable Anchor Bancorp and its related entities to develop a unified charitable donation strategy. Trustees of the foundation will be charged with the specific development of a donation strategy consistent with the regulations set forth in Section 501(c)(3) of the Internal Revenue Code.

          Anchor Bancorp will fund the foundation with a contribution of 150,000 shares of stock and $500,000. There are no plans by Anchor Bancorp to provide additional funding beyond this initial funding to the foundation over the next three years. As a result of the foundation’s establishment and funding, the appraisal will be reduced and Anchor Bancorp will sell fewer shares of common stock than if the conversion were completed without the foundation. The foundation will be issued shares of common stock from authorized but unissued shares. We will not receive any proceeds in connection with the issuance of these shares, and thus our pro forma book value and earnings will be lower, resulting in a lower pro forma value for Anchor Bancorp. See “Taxation – The Anchor Bancorp Foundation.”

          Issuing shares of common stock to the charitable foundation will:

•	dilute the voting interests of purchasers of shares of our common stock in the offering; and

•	result in an expense, and a reduction in earnings, during the quarter in which the contribution is made, equal to the full amount of the contribution, offset in part by a corresponding tax benefit.

          We have selected Jerald L. Shaw, Robert D. Ruecker, and Dennis C. Morrisette, who currently serve as directors of Anchor Bank, to serve as the trustees of the charitable foundation. As required by Federal regulations, we also will select one additional person to serve on the board of trustees of the charitable foundation who will not be one of our officers, directors or employees and who will have experience with local charitable organizations and grant making. This person has not been selected. Federal regulations impose a pro-rata voting limitation on the common stock held by the charitable foundation. This limitation provides that these shares must be voted in the same ratio as all other shares voting on all proposals considered by our shareholders.

          See “Risk Factors – Risks Related to the Formation of Our Charitable Foundation – The contribution to the Anchor Bancorp Foundation will reduce our profits for fiscal year 2009 and dilute your ownership interest,” “Comparison of Valuation and Pro Forma Information With and Without the Charitable Foundation” and “Business of Anchor Bank– Charitable Foundation.”

Restrictions on the Acquisition of Anchor Bancorp

          Washington law, as well as provisions contained in our charter, restrict the ability of any person, firm or entity to acquire Anchor Bancorp or our capital stock. These restrictions include the requirement that a potential acquirer of common stock obtain the prior approval of the Washington Department of Financial Institutions before acquiring in excess of 10% of the voting stock of Anchor Bancorp. Additionally, regulations of the Washington Department of Financial Institutions prohibit anyone from acquiring Anchor Bancorp for a period of three years following the offering, unless this prohibition is waived by the Washington Department of Financial Institutions. See “Risk Factors – Risks Related to the Offering – The amount of common stock we will control, our articles of incorporation and bylaws, and state and federal law could discourage hostile acquisitions of control of Anchor Bancorp.”

Important Risks in Owning Anchor Bancorp’s Common Stock

          Before you decide to purchase stock, you should read the “Risk Factors” section on pages 1 to 12 of this prospectus.

RISK FACTORS

          You should consider these risk factors, in addition to the other information in this prospectus, in deciding how to vote on the conversion and before deciding whether to make an investment in Anchor Bancorp’s stock.

Recent negative developments in the financial industry and credit markets may continue to adversely impact our financial condition and results of operations.

          Negative developments beginning in the latter half of 2007 in the sub-prime mortgage market and the securitization markets for such loans, together with substantially increased oil prices and other factors, have resulted in uncertainty in the financial markets in general and a related general economic downturn, which have continued in 2008. Many lending institutions, including us, have experienced substantial declines in the performance of their loans, including construction and land loans, multifamily loans, commercial loans and consumer loans. Moreover, competition among depository institutions for deposits and quality loans has increased significantly. In addition, the values of real estate collateral supporting many home mortgages, construction and land, commercial real estate, multi-family and commercial business loans have declined and may continue to decline. Bank and bank holding company stock prices have been negatively affected, as has the ability of banks and bank holding companies to raise capital or borrow in the debt markets compared to recent years. These conditions may have a material adverse effect on our financial condition and results of operations. In addition, as a result of the foregoing factors, there is a potential for new governmental initiatives, including new federal or state laws and regulations regarding lending and funding practices and liquidity standards, and bank regulatory agencies are expected to be very aggressive in responding to concerns and trends identified in examinations, including the expected issuance of formal enforcement orders. Negative developments in the financial industry and the impact of new legislation in response to those developments could restrict our business operations, including our ability to originate or sell loans, and adversely impact our results of operations and financial condition.

Our business is subject to general economic risks that could adversely impact our results of operations and financial condition.

•	Changes in economic conditions, particularly a further economic slowdown in Western Washington or the Portland, Oregon metropolitan area, will hurt our business.

          Our business is directly affected by market conditions, trends in industry and finance, legislative and regulatory changes, and changes in governmental monetary and fiscal policies and inflation, all of which are beyond our control. In 2007, the housing and real estate sectors experienced an economic slowdown that has continued into 2008. Further deterioration in economic conditions, in particular within the Western Washington or Portland, Oregon metropolitan area real estate markets, could result in the following consequences, among others, any of which would hurt our business materially:

►	loan delinquencies may increase;

►	problem assets and foreclosures may increase;

►	demand for our products and services may decline; and

►	collateral for loans made by us, especially real estate, may decline in value, in turn reducing a customer’s borrowing power and reducing the value of assets and collateral securing our loans.

•	Further downturns in the Western Washington or the Portland, Oregon metropolitan area real estate markets would hurt our business.

          Our business activities and credit exposure are concentrated in parts of Western Washington and the Portland, Oregon metropolitan area. Our construction and land loan portfolios, our commercial and multifamily loan portfolios and certain of our other loans have been affected by the downturn in the residential real estate market. We anticipate that further declines in the Western Washington or the Portland, Oregon metropolitan area real estate markets will hurt our business. As of June 30, 2008, substantially all of our loan portfolio consisted of loans secured by real estate located in Western Washington or the Portland, Oregon metropolitan area. If real estate values continue to decline, especially in Western Washington or the Portland, Oregon metropolitan area, the collateral for our loans will provide less security. As a result, our ability to recover on defaulted loans by selling the underlying real estate will be diminished, and we would be more likely to suffer losses on defaulted loans. The events and conditions described in this risk factor may, therefore, have a material adverse effect on our business, results of operations and financial condition.

•	We may suffer losses in our loan portfolio despite our underwriting practices.

          We seek to mitigate the risks inherent in our loan portfolio by adhering to specific underwriting practices. Although we believe that our underwriting criteria are appropriate for the various kinds of loans we make, we may incur losses on loans that meet our underwriting criteria, and these losses may exceed the amounts set aside as reserves in our allowance for loan losses.

Our loan portfolio is concentrated in loans with a higher risk of loss.

          We originate construction and land loans, commercial and multifamily mortgage loans, commercial business loans, consumer loans, as well as residential mortgage loans primarily within our market areas. Generally, these types of loans, other than the residential mortgage loans, have a higher risk of loss than the residential mortgage loans. We had approximately $384.6 million outstanding in these types of higher risk loans at June 30, 2008, which is a slight decrease from the $388.2 million outstanding at June 30, 2007. These loans have greater credit risk than residential real estate loans for a number of reasons, including those described below:

•

Construction and Land Loans. Most of our construction loans, which includes $15.8 million of land and acquisition development loans to builders, relate to the construction of single family residences. In addition, we have $7.0 million of land loans to individuals. This type of lending contains the inherent difficulty in estimating both a property’s value at completion of the project and the estimated cost (including interest) of the project. If the estimate of construction cost proves to be inaccurate, we may be required to advance funds beyond the amount originally committed to permit completion of the project. If the estimate of value upon completion proves to be inaccurate, we may be confronted at, or prior to, the maturity of the loan with a project the value of which is insufficient to assure full repayment. In addition, speculative construction loans to a builder are often associated with homes that are not pre-sold, and thus pose a greater potential risk to us than construction loans to individuals on their personal residences. At June 30, 2008, $62.7 million of our construction loans were for speculative construction loans. This type of lending also typically involves higher loan principal amounts and is often concentrated with a small number of builders. In addition, generally during the term of a construction loan, no payment from the borrower is generally required since the accumulated interest is added to the principal of the loan through an interest reserve. Loans secured by land also pose additional risk because of the lack of income being produced by the property and the potential illiquid nature of the collateral. At June 30, 2008, all of our construction loan portfolio consisted of loans requiring interest only payments of which $27.0 million of these construction loans were relying on the interest reserve to make this payment. As a result, construction lending often involves the disbursement of substantial funds with repayment dependent on the success of the ultimate project and the ability of the borrower to sell or lease the property, rather than the ability of the borrower or guarantor themselves to repay principal and interest. During the year ended June 30, 2007, we significantly increased our origination of construction and land acquisition and development loans to builders. While new construction loan originations decreased by approximately 19.4% in 2008, we continue to have a significant investment in construction loan balances. At June 30, 2008, we had $103.9 million or 20.8% of total loans in construction loans, including $62.7 million, net of loans in process, of land acquisition and development loans to 83 builders. Most of our construction loans are for the construction of single family residences.

•	Commercial and Multi-family Mortgage Loans. These loans typically involve higher principal amounts than other types of loans, and repayment is dependent upon income generated, or expected to be generated, by the property securing the loan in amounts sufficient to cover operating expenses and debt service, which may be adversely affected by changes in the economy or local market conditions. Commercial and multifamily mortgage loans also expose a lender to greater credit risk than loans secured by residential real estate because the collateral securing these loans typically cannot be sold as easily as residential real estate. In addition, many of our commercial and multi-family real estate loans are not fully amortizing and contain large balloon payments upon maturity. Such balloon payments may require the borrower to either sell or refinance the underlying property in order to make the payment, which may increase the risk of default or non-payment. At June 30, 2008, we had $176.6 million or 35.3% of total loans in commercial and multi-family mortgage loans.

·	•

Commercial Business Loans. Our commercial loans are primarily made based on the cash flow of the borrower and secondarily on the underlying collateral provided by the borrower. The borrowers’ cash flow may be unpredictable, and collateral securing these loans may fluctuate in value. Most often, this collateral is accounts receivable, inventory, equipment or real estate. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers. Other collateral securing loans may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business. At June 30, 2008, we had $18.5 million or 3.7% of total loans in commercial business loans.

·	•

Consumer Loans. We make secured and unsecured consumer loans. Our secured consumer loans are collateralized with assets that may not provide an adequate source of payment of the loan due to depreciation, damage, or loss. In addition, consumer loan collections are dependent on the borrower’s financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on these loans. At June 30, 2008, we had $78.6 million or 15.7% of total loans in consumer loans. Of this amount, $46.8 million were in home equity loans some of which are loans up to 100% of collateral value.

We have originated a large amount of construction loans through a broker and a significant amount of these loans are past due and delinquent.

          Included within the construction loan portfolio are a substantial number of loans referred through a broker relationship out of the Portland, Oregon metropolitan area, secured by first lien construction deeds of trust on properties in the greater Portland metropolitan area. This relationship resulted in a high volume of speculative residential construction loans for both attached and detached housing units, as well as residential land acquisition and development loans. Prior to the latter part of fiscal 2007, construction loan referrals from the Portland broker relationship received limited analysis and underwriting which has contributed to the growth in non-performing assets during the year ended June 30, 2008. Beginning in late fiscal 2007, limited analysis and underwriting was curtailed as we implemented more stringent underwriting guidelines and procedures resulting in loan originations from the Portland, Oregon broker decreasing substantially. During the year ended June 30, 2008, we originated $32.9 million of construction loans through this broker as compared to $48.9 million and $74.1 million during the years ended June 30, 2007 and 2006, respectively. At June 30, 2008, $63.4 million or 61.0% of our total construction loans had been originated through this broker. Of this amount, $19.8 million were past their maturity date and $4.4 million were more than 90 days delinquent.

Our loan portfolio possesses increased risk as the result of subprime loans.

          As of June 30, 2008, we held in portfolio $10.9 million in one- to four-family mortgage loans (of which $1.5 million were adjustable rate), $2.1 million of automobile loans (all of which were fixed rate), and $2.7 million of home equity loans (of which $100,000 were adjustable rate) $600,000 of other types of consumer loans (all of which were fixed rate) which are considered “subprime” by federal banking regulators. The aggregate amount of loans considered subprime at June 30, 2008 was $16.3 million or 3.3% of our total loan portfolio. In exchange for the additional lender risk associated with these loans, these borrowers generally are required to pay a higher interest rate, and depending on the severity of the credit history, a lower loan-to-value ratio may be required than for a conforming loan borrower. At the time of loan origination, our subprime borrowers had an average Fair Isaac and Company, Incorporated, or FICO, credit score of 632 and a weighted average loan-to-value ratio of 67%. A FICO score is a principal measure of credit quality and is one of the significant criteria we rely upon in our underwriting. Generally, a FICO score of 660 or higher indicates the borrower has an acceptable credit reputation. At June 30, 2008, $700,000 of our subprime loans was categorized as non-performing assets and $600,000 were categorized as nonaccrual. Subprime loans are generally considered to have an increased risk of delinquency and foreclosure than do conforming loans, especially when adjustable rate loans adjust to a higher interest rate. Although we had not experienced such increased delinquencies or foreclosures at June 30, 2008, our subprime loan portfolio will be adversely affected in the event of a further downturn in regional or national economic conditions. In addition, we may not recover funds in an amount equal to any remaining loan balance. Consequently, we could sustain loan losses and potentially incur a higher provision for loan loss expense.

Our concentration in non-owner occupied real estate loans may expose us to increased credit risk.

          At June 30, 2008, $18.8 million, or 16.3% of our residential mortgage loan portfolio and 3.8% of our total loan portfolio, consisted of loans secured by non-owner occupied residential properties. Loans secured by non-owner occupied properties generally expose a lender to greater risk of non-payment and loss than loans secured by owner occupied properties because repayment of such loans depend primarily on the tenant’s continuing ability to pay rent to the property owner, who is our borrower, or, if the property owner is unable to find a tenant, the property owner’s ability to repay the loan without the benefit of a rental income stream. In addition, the physical condition of non-owner occupied properties is often below that of owner occupied properties due to lax property maintenance standards, which has a negative impact on the value of the collateral properties. Furthermore, some of our non-owner occupied residential loan borrowers have more than one loan outstanding with us. At June 30, 2008, we had 23 non-owner occupied residential loan relationships, with aggregate outstanding balances of $17.8 million, of which ten loan relationships had an aggregate outstanding balance over $500,000. Consequently, an adverse development with respect to one credit relationship may expose us to a greater risk of loss compared to an adverse development with respect to an owner occupied residential mortgage loan. At June 30, 2008, all of our non-owner occupied residential mortgage loans were complying with their loan repayment terms.

The level of our commercial real estate loan portfolio may subject us to additional regulatory scrutiny.

          The FDIC, the Federal Reserve and the Office of the Comptroller of the Currency, have promulgated joint guidance on sound risk management practices for financial institutions with concentrations in commercial real estate lending. Under the guidance, a financial institution that, like us, is actively involved in commercial real estate lending should perform a risk assessment to identify concentrations. A financial institution may have a concentration in commercial real estate lending if, among other factors, (i) total reported loans for construction, land acquisition and development, and other land represent 100% or more of total capital or (ii) total reported loans secured by multi-family and non-farm residential properties, loans for construction, land acquisition and development and other land and loans otherwise sensitive to the general commercial real estate market, including loans to commercial real estate related entities, represent 300% or more of total capital. In addition, the guidance requires in this event that management employ heightened risk management practices including board and management oversight and strategic planning, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing. We have concluded that we have a concentration in commercial real estate lending under the foregoing standards. While we believe we have implemented policies and procedures with respect to our commercial real estate loan portfolio consistent with this guidance, bank regulators could require us to implement additional policies and procedures consistent with their interpretation of the guidance which could result in additional costs to us.

The U.S. government’s plan to purchase large amounts of illiquid, mortgage-backed and other securities from financial institutions may not be effective and/or it may not be available to us.

          In response to the financial crises affecting the banking system and financial markets and the going concern threats to the ability of investment banks and other financial institutions, the U.S. Congress adopted the new Emergency Economic Stabilization Act of 2008 (“EESA”). The primary feature of the EESA is the establishment of a troubled asset relief program (“TARP”), under which the U.S. Treasury Department will purchase up to $700 billion of troubled assets, including mortgage-backed and other securities, from financial institutions for the purpose of stabilizing the financial markets and to purchase capital stock from these financial institutions. There can be no assurance as to what impact it will have on the financial markets, including the extreme levels of volatility currently being experienced. The failure of the U.S. government to execute this program expeditiously could have a material adverse effect on the financial markets, which in turn could materially and adversely affect our business, financial condition and results of operations. Since the rules and guidelines of the TARP have not yet been published, we are unable to assess whether any of our assets will qualify for the program or, if they do, whether participation in the program would be beneficial to us. In addition, we have elected not to participate in the capital assistance program as a result of the mutual to stock conversion.

We may elect, or be required, to make further increases in our provisions for loan losses and to charge off additional loans in the future, which could adversely affect our results of operations.

          For the year ended June 30, 2008 we recorded a provision for loan losses of $3.5 million compared to $720,000 for the year ended June 30, 2007, which adversely affected our results of operations for 2008. We also recorded net loan charge-offs of $704,000 for the year ended June 30, 2008 compared to $493,000 for the year ended June 30, 2007. We are experiencing increasing loan delinquencies and credit losses. Generally, our non- performing loans and assets reflect operating difficulties of individual borrowers resulting from weakness in the economy of the Portland, Oregon metropolitan area and to a lesser extent Western Washington. In addition, slowing sales in certain housing markets have been a contributing factor to the increase in non-performing loans as well as the increase in delinquencies. We have extended $26.9 million in construction loans that were otherwise due to permit completion of the project or to provide the borrower additional time to market the underlying collateral. Most of these loans mature within 12 months. To the extent these loans are not further extended or the borrower cannot otherwise refinance with a third party lender our non-performing assets may increase further. At June 30, 2008 our total non-performing assets had increased to $25.0 million compared to $4.9 million at June 30, 2007. In that regard, our portfolio is concentrated in construction loans and commercial and multi-family loans, all of which have a higher risk of loss than residential mortgage loans. See “ Our loan portfolio is concentrated in loans with a higher risk of loss” below. While construction loans, which includes land acquisition and development loans, represented 20.8% of our total loan portfolio at June 30, 2008 they represented 88.1% of our non-performing assets at that date. If current trends in the housing and real estate markets continue, we expect that we will continue to experience increased delinquencies and credit losses. Moreover, if a recession occurs we expect that it would negatively impact economic conditions in our market areas and that we could experience significantly higher delinquencies and credit losses. An increase in our credit losses or our provision for loan losses would adversely affect our financial condition and results of operations, perhaps materially.

If our allowance for loan losses is not sufficient to cover actual loan losses or if we are required to increase our provision for loan losses, our results of operations and financial condition could be materially adversely affected.

          We make various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. In determining the amount of the allowance for loan losses, we review our loans and the loss and delinquency experience, and evaluate economic conditions. If our assumptions are incorrect, the allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio, resulting in the need for additions to our allowance through an increase in the provision for loan losses. Material additions to the allowance or increases in our provision for loan losses could have a material adverse effect on our financial condition and results of operations.

          In addition, bank regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs. Any increase in our allowance for loan losses or loan charge-offs as required by these regulatory authorities may have a material adverse effect on our financial condition and results of operations.

          Furthermore, we may elect to increase our provision for loan losses in light of our assessment of economic conditions and other factors from time to time. For example, as described above under “-We may elect, or be required, to make further increases in our provisions for loan losses and to charge off additional loans in the future, which could adversely affect our results of operations,” we increased our provision for loan losses during 2008, which adversely affected our results of operations. We may elect, or be required, to make further increases in our quarterly provision for loan losses in the future, particularly if economic conditions continue to deteriorate, which also could have a material adverse effect on our financial condition and results of operations.

Our funding sources may prove insufficient to replace deposits at maturity and support our future growth and may jeopardize our financial condition.

          We must maintain sufficient funds to respond to the needs of depositors and borrowers. As a part of our liquidity management, we use a number of funding sources in addition to core deposit growth and repayments and maturities of loans and investments. As we continue to grow, we are likely to become more dependent on these sources, which include Federal Home Loan Bank advances, proceeds from the sale of loans and brokered certificates of deposit. At June 30, 2008, we had $165.2 million of Federal Home Loan Bank advances outstanding with an additional $21.5 million of available borrowing capacity. In connection with the conversion it is our intention to repay a portion of these advances with proceeds from the offerings. For further information, see “How We Intend to Use the Proceeds From this Offering.” Adverse operating results or changes in industry conditions could lead to difficult or an inability to access these additional funding sources. Our financial flexibility will be severely constrained if we are unable to maintain our access to funding or if adequate financing is not available to accommodate future growth at acceptable interest rates. Finally, if we are required to rely more heavily on more expensive funding sources to support future growth, our revenues may not increase proportionately to cover our costs. In this case, our operating margins and profitability would be adversely affected.

The maturity and repricing characteristics of our assets and liabilities are mismatched and subject us to interest rate risk which could adversely affect our results of operations and financial condition.

          Our financial condition and results of operations are influenced significantly by general economic conditions, including the absolute level of interest rates, as well as changes in interest rates and the slope of the yield curve. Our ability to operate profitably is dependent to a large extent on our net interest income, which is the difference between the interest received from our interest-earning assets and the interest expense incurred on our interest-bearing liabilities. Significant changes in market interest rates or errors or misjudgments in our interest rate risk management procedures could have a material adverse effect on our results of operations and financial condition. We currently believe that declining interest rates will adversely affect our results of operations.

          Our activities, like other financial institutions, inherently involve the assumption of interest rate risk. Interest rate risk is the risk that changes in market interest rates will have an adverse impact on our financial condition and results of operations. Interest rate risk is determined by the maturity and repricing characteristics of our assets, liabilities and off-balance sheet contracts. Interest rate risk is measured by the variability of financial performance and economic value resulting from changes in interest rates. Interest rate risk is the primary market risk affecting our financial performance.

          We believe that the greatest source of interest rate risk to us results from the mismatch of maturities or repricing intervals for our rate sensitive assets, liabilities and off-balance-sheet contracts. This mismatch, or “gap,” is generally characterized by a substantially shorter maturity structure for interest-bearing liabilities than interest- earning assets. Additional interest rate risk results from mismatched repricing indices and formulae (basis risk and yield curve risk), and product caps and floors and early repayment or withdrawal provisions (option risk), which may be contractual or market driven, that are generally more favorable to customers than to us.

          Our primary monitoring tool for assessing interest rate risk is asset/liability simulation modeling, which is designed to capture the dynamics of balance sheet, interest rate and spread movements and to quantify variations in net interest income and net market value of equity resulting from those movements under different rate environments. We update and prepare our simulation modeling at least quarterly for review by senior management and our directors. Nonetheless, the interest rate sensitivity of our net interest income and net market value of our equity could vary substantially if different assumptions were used or if actual experience differs from the assumptions used and, as a result, our interest rate risk management strategies may prove to be inadequate.

Our business strategy includes the relocation of our administrative operations and significant growth plans, which could negatively affect our financial condition and results of operations if we fail to grow or fail to manage our relocation and growth effectively.

          We intend to continue to enhance our franchise value and earnings through controlled growth by building our market share in our market areas through our branching strategy. Achieving our growth targets requires us to attract customers that currently bank with other financial institutions in our market, thereby increasing our share of the market. Although the pace of our de novo branch expansion has slowed, we intend to pursue further expansion by opening additional new branches. Since August 2000 we have opened eight new branches within our existing markets. Largely as a result of this de novo branching strategy, our operating expenses have increased significantly, adversely affecting our operating efficiency. As a result, our efficiency ratio, which is the ratio of non-interest expense to net interest income and other income, is higher than many of our competitor institutions. We expect that it may take a period of time before certain of these branches can become profitable, especially in areas in which we do not have an established presence, and it is possible that some of these branches may not achieve profitability. In addition, we plan to continue to expand our presence in Thurston County and to relocate more of our administrative personnel and operations to that area. As a result, the expense of operating these branches and the costs of this relocation may negatively affect our results of operations. In addition, our ability to build market share will depend on a variety of factors, including our ability to attract and retain experienced bankers, the continued availability of desirable business opportunities, the competitive responses from other financial institutions in our market area and our ability to manage our growth. While we believe we have the management resources and internal systems in place to successfully manage our future growth, there can be no assurance growth opportunities will be available or that we will successfully manage our growth. If we do not manage our growth effectively, we may not be able to achieve our business plan, and our business and prospects could be harmed.

We have had a number of changes in our personnel and we need to add an additional executive officer and integrate the new officers into our current operations.

          Historically, as a result of operating a traditional thrift institution, we had very few officers, and until recently, had very few changes in our personnel. Our President and Chief Executive Officer, Jerald L. Shaw, was appointed to that position in 2006. Many of our lending personnel, including our Chief Lending Officer, Gregory H. Schultz, who joined Anchor Bank in February 2008, have been recently employed by Anchor Bank. As a result of our growth and more complex operations, we also now need to add a chief operating officer. These employees will be important to our operations and our inability to fill these positions could make continued growth difficult. Furthermore, these employees must be successfully integrated with our other personnel, which involves combining individuals with different business backgrounds, corporate cultures, and management styles, while retaining other key employees. The process of hiring these executive officers and integrating them into our organization could cause an interruption of, or loss of momentum in, our operations, including the loss of customers and key personnel.

Strong competition within our market areas may limit our growth and adversely affect our operating results.

          Competition in the banking and financial services industry is intense. We compete in our market areas with commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms operating locally and elsewhere. Some of these competitors have substantially greater resources and lending limits than we do, have greater name recognition and market presence that benefit them in attracting business and deposits, and offer certain services that we do not or cannot provide. In addition, larger competitors may be able to price loans and deposits more aggressively than we

do. Our results of operations depend upon our continued ability to successfully compete in our market areas. The greater resources and deposit and loan products offered by some of our competitors may limit our ability to increase or maintain our interest-earning assets.

Decreases in noninterest income could adversely affect our profitability and if we cannot generate and increase our income our stock price may be adversely affected.

          Our net income has decreased steadily in recent years. We also face significant challenges that will hinder our ability to generate competitive returns. Our most significant challenge has been our low interest rate spread and margin. Our interest rate spread, which is the difference between the average yield earned on our interest-earning assets and the average rate paid on our interest-bearing liabilities, declined steadily from 3.29% during the year ended June 30, 2006 to 2.48% during the year ended June 30, 2008. Similarly, our net interest rate margin, which is our net interest income as a percent of average interest-earning assets, has decreased during these time periods. As a result, we have become even more reliant on our non-interest income in order to generate net income. While we have identified various strategic initiatives that we will pursue in our efforts to overcome these challenges and improve earnings, including increasing our interest-earning assets by leveraging the proceeds of this offering, our strategic initiatives may not succeed in generating and increasing income. If we are unable to generate or increase income, our stock price may be adversely affected. For a description of our strategic initiatives to improve earnings, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Business and Operating Strategy and Goals.”

We are subject to extensive government regulation and supervision.

          We are subject to extensive federal and state regulation and supervision through Anchor Bank. Banking regulations are primarily intended to protect depositors’ funds, federal deposit insurance funds and the banking system as a whole, and not holders of our common stock. These regulations affect our lending practices, capital structure, investment practices, dividend policy and growth, among other things. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect us in substantial and unpredictable ways. Such changes could subject us to additional costs, limit the types of financial services and products we may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things. Failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or reputational damage, which could have a material adverse effect on our business, financial condition and results of operations. While we have policies and procedures designed to prevent any such violations, there can be no assurance that such violations will not occur. In addition, we may be subject to new governmental initiatives or legislation in response to negative developments in the financial industry and the economy as described under “Recent negative developments in the financial industry and credit markets may continue to adversely impact our financial condition and results of operations,” which also could have a material adverse effect on our results of operations and financial condition.

          In addition, we are subject to government regulations that could limit or prevent us from paying dividends on our common stock, including those described under “Regulatory Considerations” in this prospectus supplement.

Our information systems may experience an interruption or breach in security.

          We rely heavily on communications and information systems to conduct our business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in our customer relationship management, general ledger, deposit, loan and other systems. While we have policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of our information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of our information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

Earthquakes in our primary market area may result in material losses because of damage to collateral properties and our borrowers’ inability to repay loans.

          Southwestern Washington and the Portland, Oregon metropolitan area, where substantially all of the real and personal property securing our loans is located, is an earthquake-prone region. A major earthquake could result in material losses to us, although we have not experienced any losses in the past ten years as a result of earthquake damage to collateral securing loans. Earthquake insurance is generally not required by other lenders in the market area, and as a result in order to remain competitive in the marketplace, we do not require earthquake insurance as a condition of making a loan. Earthquake insurance is also not always available at a reasonable coverage level and cost because of changing insurance underwriting practices in our market area resulting from past earthquake activity and the likelihood of future earthquake activity in the region. Additionally, if the collateralized properties are only damaged and not destroyed to the point of total insurable loss, borrowers may suffer sustained job interruption or job loss, which may materially impair their ability to meet the terms of their loan obligations. We cannot assure you that a major earthquake in our primary market area will not result in material losses to us. See “Business of Anchor Bank– Natural Disasters.”

Risks Related to this Offering

After this offering, our compensation expenses will increase and our return on equity will be low compared to other companies. These factors could negatively impact the price of our stock.

          The proceeds we will receive from the sale of our common stock will significantly increase our capital and it will take us time to fully deploy those proceeds in our business operations. Our compensation expense will increase because of the costs associated with the employee stock ownership and stock-based incentive plans. These additional expenses will adversely affect our net income. We cannot determine the actual amount of these new stock-related compensation and benefit expenses at this time because applicable accounting practices generally require that they be based on the fair market value of the options or shares of common stock at the date of the grant; however, we expect them to be significant. We will recognize expenses for our employee stock ownership plan when shares are committed to be released to participants’ accounts and will recognize expenses for restricted stock awards and stock options generally over the vesting period of awards made to recipients. We estimate, once these plans are adopted, the increase in compensation expense will be approximately $1.0 million on an after tax basis, based on the maximum of the offering range. On an after-tax basis, this expense will be approximately 207% of Anchor Bank’s pro forma net income for the year ended June 30, 2008, assuming the maximum of the offering. Expenses also are expected to increase as a result of the costs of being a public company as described below under “The cost of additional finance and accounting systems, procedures and controls in order to satisfy our new public company reporting requirements will increase our expenses.” Therefore, we expect our return on equity to be below our historical level and less than many of our regional and national peers. For the year ended June 30, 2008 our return on equity was 1.27%. Although we expect that our net income will increase following the offering, we expect that our return on equity will also be reduced as a result of the additional capital that we will raise in the offering. For example, our pro forma return on equity for the year ended June 30, 2008 was 0.44%, assuming the sale of shares at the maximum of the offering range. In comparison, the peer group used by RP Financial in its appraisal had an average return on equity of 3.99% for the year ended June 30, 2008. If our return on equity remains below the industry average following the stock offering, this could hurt our stock price. We cannot guarantee when or if we will achieve returns on equity that are comparable to industry peers. For further information regarding pro forma income and expenses, see “Pro Forma Data.”

The cost of additional finance and accounting systems, procedures and controls in order to satisfy our new public company reporting requirements will increase our expenses.

          As a result of the completion of this offering, we will become a public reporting company. We expect that the obligations of being a public company, including the substantial public reporting obligations, will require significant expenditures and place additional demands on our management team. Compliance with the Sarbanes-Oxley Act of 2002, particularly Section 404 of the Sarbanes-Oxley Act regarding required internal controls and procedures, and the related rules and regulations of the Securities and Exchange Commission will require us to assess our internal controls and procedures and evaluate our accounting systems. In addition, we have hired, and may need to hire further additional compliance, accounting and financial staff with appropriate public company experience and technical knowledge, and we may not be able to do so in a timely fashion. As a result, we may need to rely on outside consultants to provide these services for us until qualified personnel are hired. These obligations will increase our operating expenses and could divert our management’s attention from our operations.

Your subscription funds could be held for an extended time period and will be unavailable to you for other investments if completion of the conversion is delayed.

          Your subscription funds could be held for an extended time period if the conversion is not completed by ______ __, 200_ and the regulators give Anchor Bancorp more time to complete the conversion. If this occurs, your funds would not be available to use for other purposes. If the regulators give Anchor Bancorp more time to complete the conversion, Anchor Bancorp will contact everyone who subscribed for shares to see if they still want to purchase stock. A material change in the independent appraisal of Anchor Bankwould be the most likely, but not necessarily the only, reason for a delay in completing the conversion. The conversion requirements permit the regulators to grant one or more time extensions, none of which may exceed 90 days. Extensions may not go beyond _______ __, 200_.

Management and the board of directors have significant discretion over the investment of the offering proceeds and may not be able to achieve acceptable returns on the proceeds from the offering.

          We expect that a significant amount of capital will be raised in this offering. The board of directors and management of Anchor Bancorp will have discretion in the investment of this additional capital. We will use a portion of the net proceeds retained to finance the purchase of common stock in the offering by the employee stock ownership plan and may use the remaining net proceeds to pay dividends to shareholders, repurchase shares of common stock, purchase securities, deposit funds in Anchor Bank or other financial institutions, acquire other financial services companies or for other general corporate purposes. Anchor Bank may use the proceeds it receives to fund new loans, repay maturing and overnight Federal Home Loan Bank advances and brokered certificates of deposit, establish or acquire new branches or loan production offices, purchase securities, or for general corporate purposes. We have not, however, identified specific amounts of proceeds for any of these purposes other than the repayment of $15.7 million of maturing and overnight Federal Home Loan Bank advances and brokered certificates of deposit, and we will have significant flexibility in determining the amount of remaining net proceeds we apply to different uses and the timing of these applications. Our failure to utilize these funds effectively could reduce our profitability. We have not established a timetable for the effective deployment of the proceeds, and we cannot predict how long we will require to effectively deploy the proceeds. Investing the offering proceeds in securities until we are able to deploy the proceeds will provide lower margins than we generally earn on loans, potentially adversely affecting shareholder returns, including earnings per share, return on assets and return on equity.

Holders of Anchor Bancorp common stock may not be able to sell their shares when desired if a liquid trading market does not develop, or for $10.00 or more per share even if a liquid trading market develops.

          We have never issued common stock to the public. Consequently, there is no established market for the common stock. We expect our common stock to be listed for trading on the Nasdaq Global Select Market under the symbol [“ANCB”]. We cannot predict whether a liquid trading market in shares of Anchor Bancorp’s common stock will develop or how liquid that market might become. Persons purchasing shares may not be able to sell their shares when they desire if a liquid trading market does not develop and may not be able to sell them at a price equal to or above $10.00 per share even if a liquid trading market develops. The final aggregate purchase price of the shares of common stock in the offering will be based on an independent appraisal. The appraisal is not intended, and should not be construed, as a recommendation of any kind as to the advisability of purchasing shares of common stock. The valuation is based on estimates and projections of a number of matters, all of which are subject to change from time to time. After our shares begin trading, the trading price of our common stock will be determined by the marketplace and may be influenced by many factors, including prevailing interest rates, the overall performance of the economy, investor perceptions of Anchor Bancorp and the outlook for the financial institutions industry in general. See “The Conversion – How We Determined Our Price and the Number of Shares to Be Issued in the Stock Offering.”

The amount of common stock we will control, our articles of incorporation and bylaws, and state and federal law could discourage hostile acquisitions of control of Anchor Bancorp.

          Our board of directors and executive officers intend to purchase approximately 3.26% and 2.43% of our common stock at the minimum and maximum of the offering range (including shares contributed to the Anchor Bancorp Foundation), respectively. These purchases, together with the purchase by the employee stock ownership plan of 8% of the aggregate shares sold in the offering, as well as the potential acquisition of common stock through the proposed stock option and restricted stock plans will result in ownership by insiders of Anchor Bancorp in excess of 25% of the total shares issued in the offering at the maximum of the offering range. This inside ownership and provisions in our articles of incorporation and bylaws may discourage attempts to acquire Anchor Bancorp, pursue a proxy contest for control of Anchor Bancorp, assume control of Anchor Bancorp by a holder of a large block of common stock, and remove Anchor Bancorp’s management, all of which shareholders might think are in their best interests. These provisions include a prohibition on any holder of common stock voting more than 10% of the outstanding common stock. See “Restrictions on Acquisition of Anchor Bancorp and Anchor Bank– Anti-takeover Provisions in Anchor Bancorp’s Articles of Incorporation and Bylaws.”

          In addition, the business corporation law of Washington, the state where Anchor Bancorp is incorporated, provides for certain restrictions on acquisition of Anchor Bancorp. Furthermore, federal law restricts acquisitions of control of bank holding companies such as Anchor Bancorp.

We intend to grant stock options and restricted stock to the board of directors and certain employees following the conversion which will likely reduce your ownership interest.

          If approved by a vote of the shareholders following the conversion, we intend to establish a stock option plan with a number of shares equal to 10% of the shares issued in the conversion (including shares contributed to the Anchor Bancorp Foundation) and a restricted stock plan with a number of shares equal to 4% of the shares issued in the conversion (including shares contributed to the Anchor Bancorp Foundation). These stock benefit plans are being established for the benefit of selected directors, officers and employees of Anchor Bancorp and Anchor Bank and are worth a total of $7.5 million at the purchase price, based on the maximum of the estimated offering range (plus shares contributed to the Anchor Bancorp Foundation). Awards under these plans will likely reduce the ownership interest of all shareholders by increasing the number of shares outstanding. The issuance of authorized but unissued shares of common stock pursuant to the exercise of options under the stock option plan and the restricted stock plan would dilute the voting interests of existing shareholders, by up to 9.1% and 3.9%, respectively. For further discussion regarding these plans, see “Pro Forma Data” and “Management – Benefits to Be Considered Following Completion of the Conversion.”

Risks Related to the Formation of Our Charitable Foundation

          The contribution to the Anchor Bancorp Foundation, Inc. will hurt our profits for fiscal year 2009 and dilute your ownership interest.

          We intend to contribute 150,000 shares of our common stock sold in the offering and $500,000 to the Anchor Bancorp Foundation. This contribution will be an additional operating expense and will reduce net income during the fiscal year in which the foundation is established, which is expected to be this year. Based on the pro forma assumptions, the contribution to the Anchor Bancorp Foundation would reduce pre-tax net earnings by $2.0 million at the midpoint of the offering in fiscal year 2009. In addition, purchasers of shares in the offering will have their ownership and voting interests diluted by up to 3.8% at the close of the offering when we contribute the shares of our common stock to the Anchor Bancorp Foundation. For a further discussion regarding the effect of the contribution to the charitable foundation, see “Pro Forma Data” and “Comparison of Valuation and Pro Forma Information With and Without the Charitable Foundation.”

          Our contribution to the Anchor Bancorp Foundation, Inc. may not be tax deductible, which could hurt our profits.

          We believe that our contribution to the Anchor Bancorp Foundation, valued at $2.0 million, pre-tax, will be deductible for federal income tax purposes. However, we do not have any assurance that the Internal Revenue Service will grant tax-exempt status to the charitable foundation. If the contribution is not deductible, we would not receive any tax benefit from the contribution. In addition, even if the contribution is tax deductible, we may not have sufficient profits to be able to immediately use the deduction. However, the nondeductible portion of the contribution may be carried over to future years in accordance with federal tax laws.

SELECTED FINANCIAL AND OTHER DATA

          The Financial Condition Data as of June 30, 2008 and 2007 and the Operating Data for the years ended June 30, 2008, 2007 and 2006 are derived from the audited consolidated financial statements and related notes included elsewhere in the prospectus. The Financial Condition Data as of June 30, 2006, 2005 and 2004 and the Operating Data for the years ended June 30, 2005 and 2004 are derived from audited consolidated financial statements, not included in this prospectus. Historical results are not necessarily indicative of results to be expected in any future period. The following information is only a summary and you should read it in conjunction with our consolidated financial statements and related notes beginning on page F-1 and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	At June 30,

	2008	2007	2006	2005	2004

	(In Thousands)
FINANCIAL CONDITION DATA:

Total assets	$626,445	$608,696	$565,295	$490,533	$473,177
Investment securities	26,643	29,066	28,563	35,324	45,027
Mortgage-backed securities	51,023	46,921	45,635	44,603	64,805
Loans receivable, net (1)	490,515	476,383	439,706	358,059	312,029
Deposits	389,949	443,354	399,084	356,154	336,661
Federal Home Loan Bank advances	165,165	96,665	99,943	72,800	80,690
Total equity	62,362	60,520	56,224	53,871	49,025

	Year Ended June 30,

	2008	2007	2006	2005	2004

	(In Thousands)
OPERATING DATA:

Interest income	$40,131	$40,872	$33,710	$29,408	$27,627
Interest expense	22,665	22,203	15,574	12,341	11,442

Net interest income	17,466	18,669	18,136	17,067	16,185
Provision for loan losses	3,545	720	546	615	240

Net interest income after provision for loan losses	13,921	17,949	17,590	16,452	15,945

Noninterest income	6,080	5,813	5,121	5,038	4,305
Noninterest expense	19,217	18,379	17,258	15,329	13,986

Income before provision for income tax	784	5,383	5,453	6,161	6,264
Provision (benefit) for income tax	(2)	1,544	1,573	1,822	1,834

Net income	$786	$3,839	$3,880	$4,339	$4,430

(1)	Net of allowances for loan losses, loans in process and deferred loan fees.

	At June 30,

	2008	2007	2006	2005	2004

OTHER DATA:

Number of:
Real estate loans outstanding	2,398	2,235	2,059	1,763	1,672
Deposit accounts	31,613	31,689	28,578	26,649	25,018
Full-service offices	20	20	17	15	14

	At or For the Year Ended June 30,

	2008	2007	2006	2005	2004

KEY FINANCIAL RATIOS:

Performance Ratios:
Return on assets (1)	0.13%	0.63%	0.74%	0.91%	0.99%
Return on equity (2)	1.27	6.65	7.27	8.60	9.48
Equity to asset ratio (3)	9.90	9.53	10.11	10.53	10.43
Interest rate spread (4)	2.48	2.72	3.29	3.47	3.56
Net interest margin (5)	2.97	3.26	3.69	3.78	3.88
Average interest-earning assets to average interest-bearing liabilities	112.6	113.9	112.8	111.9	111.5
Efficiency ratio (6)	81.6	75.1	74.2	69.4	68.3
Other operating expenses as a percent of average total assets	3.1	3.0	3.3	3.2	3.1

Capital Ratios:
Tier I leverage	10.1	10.1	9.9	10.8	10.6
Tier I risk-based	12.6	12.7	12.1	14.2	14.5
Total risk-based	13.6	13.7	13.1	15.2	15.6

Asset Quality Ratios:
Non-accrual and 90 days or more past due loans as a percent of total loans, net	4.7	0.6	—	0.4	0.3
Non-performing assets as a percent of total assets	4.0	0.8	0.3	1.1	1.6
Allowance for loan losses as a percent of gross loans receivable	1.5	1.0	1.0	1.1	1.3
Allowance for loan losses as a percent of non-performing loans	32.0	165.1	73,616.7	291.5	519.9
Net charge-offs to average outstanding loans	0.1	0.1	0.1	0.2	0.4

(1)	Net income divided by average total assets.

(2)	Net income divided by average equity.

(3)	Average equity divided by average total assets.

(4)	Difference between weighted average yield on interest-earning assets and weighted average rate on interest-bearing liabilities.

(5)	Net interest income as a percentage of average interest-earning assets.

(6)	The efficiency ratio represents the ratio of noninterest expense divided by the sum of net interest income and noninterest income (expense).

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

          This prospectus contains forward-looking statements, which can be identified by the use of words such as “believes,” “expects,” “anticipates,” “estimates” or similar expressions. Forward-looking statements include:

•	statements of our goals, intentions and expectations;

•	statements regarding our business plans, prospects, growth and operating strategies;

•	statements regarding the quality of our loan and investment portfolios; and

•	estimates of our risks and future costs and benefits.

          These forward-looking statements are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the following factors:

•	the credit risks of lending activities, including changes in the level and trend of loan delinquencies and write offs;

•	changes in general economic conditions, either nationally or in our market area, that are worse than expected;

•	changes in the levels of general interest rates, deposit interest rates, our net interest margin and funding sources;

•	increased competitive pressures among financial services companies;

•	changes in consumer spending, borrowing and savings habits;

•	our ability to successfully manage our growth;

•	legislative or regulatory changes, or other governmental initiatives, that adversely affect our business;

•	results of examinations by our banking regulators;

•	adverse changes in the securities markets; and

•	changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Public Company Accounting Oversight Board or the Financial Accounting Standards Board.

          Any of the forward-looking statements that we make in this prospectus and in other public statements we make may turn out to be wrong because of inaccurate assumptions we might make, because of the factors illustrated above or because of other factors that we cannot foresee. Because of these and other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements and you should not rely on such statements.

ANCHOR BANCORP

          We are a newly formed Washington corporation that is conducting the stock offering in connection with the conversion of Anchor Bank from the mutual to the stock form of organization. Following the completion of the offering, we will be the bank holding company of Anchor Bank and its primary regulator will be the Board of Governors of the Federal Reserve System. See “How We Are Regulated – Regulation and Supervision of Anchor Bancorp.”

          Following the conversion we will have no significant assets other than all of the outstanding shares of common stock of Anchor Bank, the net proceeds we keep from the offering and a loan to the Anchor Bancorp employee stock ownership plan. We will have no significant liabilities. See “How We Intend to Use the Proceeds From this Offering.” Our management, and the management of Anchor Bank, is substantially the same. We utilize the support staff and offices of Anchor Bank and pay Anchor Bank for these services. If we expand or change our business in the future, we may hire our own employees.

          The principal executive offices of Anchor Bancorp are located at 601 Woodland Square Loop SE, Lacey, Washington 98503 and its telephone number is (360) 491-2250.

ANCHOR BANK

          Anchor Bank is a Washington chartered mutual savings bank and upon completion of the conversion will be the wholly-owned subsidiary of Anchor Bancorp. Anchor Bank was organized in 1907 as a Washington state chartered savings and loan association, converted to a federal mutual savings and loan association in 1935, and converted to a Washington state chartered mutual savings bank in 1990. In connection with the conversion from mutual to stock form, Anchor Mutual Savings Bank is changing its name to “Anchor Bank.”

          Anchor Bank is a community-based savings bank primarily serving Western Washington including Grays Harbor, Thurston, Lewis, Pierce, Mason, Kitsap, Clark and King counties, through our 20 full-service banking offices. We are in the business of attracting deposits from the public and utilizing those deposits to originate loans. We offer a wide range of loan products to meet the demands of our customers. Historically, lending activities have been primarily directed toward the origination of one- to four-family residential construction, commercial real estate and consumer loans. To an increasing extent in recent years, lending activities have also included the origination of residential construction loans through brokers and increased reliance on non-deposit sources of funds. Our current strategy is to increase our consumer, commercial business and commercial real estate lending funded by retail deposits.

          Anchor Bank is examined and regulated by the Washington Department of Financial Institutions, its primary regulator, and by the Federal Deposit Insurance Corporation. Anchor Bank is required to have certain reserves set by the Board of Governors of the Federal Reserve System and is a member of the Federal Home Loan Bank of Seattle, which is one of the 12 regional banks in the Federal Home Loan Bank System.

          The principal executive offices of Anchor Bank are located at 120 N. Broadway, Aberdeen, Washington 98520 and its telephone number is (360) 532-6222.

HOW WE INTEND TO USE THE PROCEEDS FROM THIS OFFERING

          Although the actual net proceeds from the sale of the shares of common stock cannot be determined until the conversion is completed, we presently anticipate that the net proceeds will be between $36.9 million at the minimum of the offering range and $50.3 million at the maximum of the offering range and may be up to $58.0 million assuming an increase in the estimated offering range by 15%. See “Pro Forma Data” and “The Conversion – How We Determined Our Price and the Number of Shares to Be Issued in the Stock Offering” as to the assumptions used to arrive at these amounts.

          We intend to use the net proceeds received from the stock offering as follows:

	Minimum	Maximum	Maximum, as adjusted

	(In Thousands)
Gross proceeds	$38,250	$51,750	$59,513
Less: estimated underwriting commission and other offering expenses	(1,317)	(1,441)	(1,512)
Less: repayment of Anchor Bank maturing and overnight FHLB advances and brokered certificates of deposit	(15,700)	(15,700)	(15,700)
Less: loan to our employee stock ownership plan	(3,060)	(4,140)	(4,761)

Net investable cash proceeds	$18,173	$30,469	$37,540

          Anchor Bancorp will retain 50% of the net conversion proceeds and will purchase all of the capital stock of Anchor Bank to be issued in the conversion in exchange for the remaining 50% of the net conversion proceeds. The net proceeds retained by Anchor Bancorp will initially be deposited with Anchor Bank and may ultimately be used to support lending and investment activities, future expansion of operations through the establishment or acquisition of banking offices or other financial service providers, to pay dividends or for other general corporate purposes, including repurchasing shares of its common stock. No such acquisitions are specifically being considered at this time. Anchor Bank intends to use the proceeds received from Anchor Bancorp to continue to manage its interest rate risk, which would include the repayment of a portion of the borrowings from the Federal Home Loan Bank, and the balance, if any, for future lending and investment activities, in addition to general and other corporate purposes. For the year ended June 30, 2008, the weighted average interest rate of our borrowings from the Federal Home Loan Bank was 5.15%. However, Anchor Bank may, as needed, borrow additional funds from the Federal Home Loan Bank of Seattle. See “Risk Factors.”

          Anchor Bancorp intends to use a portion of the net proceeds to make a loan directly to the employee stock ownership plan to enable it to purchase up to 8% of the aggregate shares of common stock sold in the offering; or if shares are not available, in the open market after the conversion. Based upon the sale of 3,825,000 and 5,175,000 shares of common stock in the offering at the minimum and maximum of the estimated offering range, respectively, the loan to the Anchor Bancorp employee stock ownership plan would be $3.1 million and $4.1 million, respectively. See “Management – Benefits to Be Considered Following Completion of the Conversion – Employee Stock Ownership Plan.”

          Anchor Bancorp will contribute to the Anchor Bancorp Foundation 150,000 shares of stock and $500,000. In addition, Anchor Bancorp intends to adopt a restricted stock plan, subject to shareholder approval, and will use a portion of its proceeds to fund the purchase of shares in the open market for the plan. The restricted stock plan intends to purchase in the open market 4% of the aggregate shares sold in the offering and contributed to the foundation, or $1.6 million and $2.1 million at the minimum and maximum of the estimated offering range, respectively.

          The net proceeds may vary because total expenses of the conversion may be more or less than those estimated. The net proceeds will also vary if the number of shares to be issued in the conversion is adjusted to reflect a change in the estimated pro forma market value of Anchor Bank. Payments for shares made through withdrawals from existing deposit accounts at Anchor Bankwill not result in the receipt of new funds for investment by Anchor Bank but will result in a reduction of Anchor Bank’s interest expense and liabilities as funds are transferred from interest-bearing certificates or other deposit accounts.

OUR POLICY REGARDING DIVIDENDS

          The board of directors of Anchor Bancorp currently intends to pay cash dividends on the common stock in the future. However, the amount and timing of any dividends has not yet been determined. The payment of dividends will depend upon a number of factors, including capital requirements, Anchor Bancorp’s and Anchor Bank’s financial condition and results of operations, tax considerations, statutory and regulatory limitations and general economic conditions. No assurances can be given that any dividends will be paid or that, if paid, dividends will not be reduced or eliminated in future periods. Anchor Bancorp may file consolidated tax returns with Anchor Bank. Accordingly, it is anticipated that any cash distributions made by Anchor Bancorp to its shareholders would be treated as cash dividends and not as a return of capital for federal and state tax purposes.

          Dividends from Anchor Bancorp will depend, in large part, upon receipt of dividends from Anchor Bank, because Anchor Bancorp initially will have limited sources of income other than dividends from Anchor Bank, earnings from the investment of proceeds retained by Anchor Bancorp from the sale of shares of common stock and interest payments with respect to Anchor Bancorp’s loan to the Anchor Bancorp employee stock ownership plan. As a converted institution, Anchor Bank also will be subject to the regulatory restriction that it will not be permitted to declare or pay a dividend on or repurchase any of its capital stock if the effect thereof would be to cause its regulatory capital to be reduced below the amount required for the liquidation account established in connection with the conversion. Under Washington law, Anchor Bancorp is prohibited from paying a dividend if, as a result of its payment, it would be unable to pay its debts as they become due in the normal course of business, or if its total liabilities would exceed its total assets. In addition, as a bank holding company, the policy of the Federal Reserve permits Anchor Bancorp to pay a cash dividend only to the extent that its net income for the past year is sufficient to cover both the cash dividends and a rate of earning retention that is consistent with its capital needs, asset quality and overall financial condition. See “How We Are Regulated – Regulation and Supervision of Anchor Bancorp – Dividends.”

MARKET FOR THE COMMON STOCK

          Anchor Bancorp and Anchor Bank have never issued capital stock, and, consequently, there is no established market for the common stock at this time. Anchor Bancorp has applied to have its common stock listed on the Nasdaq Global Select Market under the symbol [“ANCB”]. There can be no assurance, however, that Anchor Bancorp will meet Nasdaq’s listing requirements. The development of a liquid public market depends on the existence of willing buyers and sellers, the presence of which is not within the control of Anchor Bancorp, Anchor Bank or any market maker. Accordingly, the number of active buyers and sellers of the common stock at any particular time may be limited. There can be no assurance, however, that purchasers will be able to sell their shares at or above the initial purchase price of $10.00 per share.

CAPITALIZATION

          The following table presents the capitalization of Anchor Bank at June 30, 2008, and the pro forma consolidated capitalization of Anchor Bancorp after giving effect to the conversion, excluding assumed earnings on the net proceeds, based upon the sale of the number of shares shown below and the other assumptions set forth under “Pro Forma Data.”

		Anchor Bancorp – Pro Forma Based Upon Sale at $10.00 Per Share

	Capitalization At June 30, 2008	3,825,000 Shares (Minimum of Range)	4,500,000 Shares (Midpoint of Range)	5,175,000 Shares (Maximum of Range)	5,951,250 Shares (1) (Maximum of Range, as Adjusted)

	(Dollars in Thousands)

Deposits (2)	$389,949	$389,949	$389,949	$389,949	$389,949
Borrowings (2)	165,165	149,465	149,465	149,465	149,465

Total deposits and borrowings	$555,114	$539,414	$539,414	$539,414	$539,414

Shareholders’ equity
Preferred stock, $0.01 par value, 5,000,000 shares authorized, none issued	—	—	—	—	—
Common stock, $0.01 par value, 45,000,000 shares authorized; shares to be issued as reflected (3)	—	40	46	53	61
Additional paid-in capital	—	38,393	45,074	51,756	59,439
Retained earnings (4)	62,111	62,111	62,111	62,111	62,111
Less:
Expense of stock contribution to the Anchor Bancorp Foundation	—	(1,500)	(1,500)	(1,500)	(1,500)
Expense of cash contribution to the Anchor Bancorp Foundation	—	(500)	(500)	(500)	(500)
Plus:
Tax benefit of contribution to the Anchor Bancorp Foundation	—	680	680	680	680
Accumulated other comprehensive income	251	251	251	251	251

Less:
Common stock to be acquired by the employee stock ownership plan (5)	—	(3,060)	(3,600)	(4,140)	(4,761)
Common stock to be acquired by the restricted stock plan (6)	—	(1,590)	(1,860)	(2,130)	(2,441)

Total shareholders’ equity	$62,362	$94,825	$100,703	$106,581	$113,341

Total shareholders’ equity as a percentage of total assets (2)	9.95%	14.74%	15.51%	16.27%	17.13%

Pro forma shares outstanding
Shares issued to foundation	—	150,000	150,000	150,000	150,000
Shares offered for sale in offering	—	3,825,000	4,500,000	5,175,000	5,951,250

Total shares outstanding	—	3,975,000	4,650,000	5,325,000	6,101,250

(footnotes on following page)

(1)

As adjusted to give effect to an increase in the number of shares of common stock which would be offered as a result of a 15% increase in the estimated offering range to reflect demand for shares, changes in market and general financial conditions following the commencement of the subscription and community offerings or regulatory considerations.

(2)

Does not reflect withdrawals from deposit accounts for the purchase of shares of common stock in the conversion. These withdrawals would reduce pro forma deposits and assets by the amount of the withdrawals. Assumes that maturing and overnight Federal Home Loan Bank advances and brokered certificates of deposit are paid off with conversion proceeds in the amount of $15.7 million at the minimum, midpoint, maximum and adjusted maximum of the offering range.

(3)

No effect has been given to the issuance of additional shares of common stock pursuant to the proposed stock option plan. If this plan is implemented, an amount up to 10% of the shares of Anchor Bancorp common stock sold in the offering and contributed to the Anchor Bancorp Foundation will be reserved for issuance upon the exercise of options under the stock option plan. See “Management – Benefits to be Considered Following Completion of the Conversion.”

(4)

The retained earnings of Anchor Bank will be substantially restricted after the conversion. Additionally, Anchor Bankwill be prohibited from paying any dividend that would reduce its regulatory capital below the amount required for the liquidation account that will be set up in connection with the conversion. See “The Conversion – Effects of the Conversion – Depositors’ Rights if We Liquidate.”

(5)

Assumes that 8% of the shares sold in the offering will be purchased by the employee stock ownership plan financed by a loan from Anchor Bancorp. The loan will be repaid principally from Anchor Bank’s contributions to the employee stock ownership plan. Since Anchor Bancorp will finance the employee stock ownership plan debt, this debt will be eliminated through consolidation and no liability will be reflected on Anchor Bancorp’s consolidated financial statements. Accordingly, the amount of shares of common stock acquired by the employee stock ownership plan is shown in this table as a reduction of total shareholders’ equity.

(6)

Assumes 150,000 shares of common stock and $500,000 will be contributed to the Anchor Bancorp Foundation. The dollar amount of common stock to be purchased is based on the $10.00 per share subscription price in the offering and represents unearned compensation. This amount does not reflect possible increases or decreases in the value of common stock relative to the subscription price in the offering. As Anchor Bancorp accrues compensation expense to reflect the vesting of shares pursuant to the restricted stock plan, the credit to equity will be offset by a charge to noninterest expense. Implementation of the restricted stock plan will require shareholder approval. The funds to be used by the restricted stock plan to purchase the shares will be provided by Anchor Bancorp. See “Management – Benefits to Be Considered Following Completion of the Conversion – Restricted Stock Plan.”

ANCHOR BANK
EXCEEDS ALL REGULATORY CAPITAL REQUIREMENTS

          At June 30, 2008, Anchor Bank exceeded all of its applicable regulatory capital requirements. The table on the following page sets forth the regulatory capital of Anchor Bank at June 30, 2008 and the pro forma regulatory capital of Anchor Bank after giving effect to the conversion, based upon the sale of the number of shares shown in the table. The pro forma regulatory capital amounts reflect the receipt by Anchor Bank of 50% of the net stock proceeds, after expenses along with repayment of maturing and overnight Federal Home Loan Bank advances and brokered certificates of deposit in the amount of $15.7 million at the minimum, midpoint, maximum and the adjusted maximum of the valuation range. The pro forma risk-based capital amounts assume the investment of the net proceeds received by Anchor Bank in assets that have a risk-weight of 20% under applicable regulations, as if such net proceeds had been received and so applied at June 30, 2008.

			Pro Forma at June 30, 2008

	At June 30, 2008		3,825,000 Shares Sold at $10.00 per Share (Minimum of Range)		4,500,000 Shares Sold at $10.00 per Share (Midpoint of Range)		5,175,000 Shares Sold at $10.00 per Share (Maximum of Range)		5,951,250 Shares Sold at $10.00 per Share (Maximum of Range, as Adjusted)

	Amount	Percent of Assets (1)	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets

	(Dollars in Thousands)

Equity capital under generally accepted accounting principles (“GAAP”)	$62,362	9.95%	$77,269	12.29%	$80,073	12.67%	$82,877	13.04%	$86,101	13.47%

Tier I leverage	$62,287	10.13%	$77,194	12.51%	$79,998	12.89%	$82,802	13.27%	$86,026	13.70%
Requirement	24,601	4.00	24,692	4.00	24,826	4.00	24,960	4.00	25,113	4.00

Excess	$37,686	6.13%	$52,502	8.51%	$55,172	8.89%	$57,842	9.27%	$60,913	9.70%

Tier I risk based	$62,287	12.56%	$77,194	15.55%	$79,998	16.09%	$82,802	16.63%	$86,026	17.25%
Requirement	19,842	4.00	19,861	4.00	19,887	4.00	19,914	4.00	19,945	4.00

Excess	$42,445	8.56%	$57,333	11.55%	$60,111	12.09%	$62,888	12.63%	$66,081	13.25%

Total risk based	$67,332	13.57%	$82,239	16.56%	$85,043	17.11%	$87,847	17.65%	$91,071	18.26%
Risk based requirement	39,685	8.00	39,721	8.00	39,775	8.00	39,828	8.00	39,890	8.00

Excess	$27,647	5.57%	$42,518	8.56%	$45,268	9.11%	$48,019	9.65%	$51,181	10.26%

Reconciliation of capital infused into Anchor Bank:
Net proceeds infused			$18,467		$21,811		$25,155		$29,000
Less:
Common stock acquired by employee stock ownership plan			(3,060)		(3,600)		(4,140)		(4,761)
Cash contribution to Foundation			(500)		(500)		(500)		(500)

Pro forma increase in GAAP and regulatory capital			$14,907		$17,711		$20,515		$23,739

(1)	Adjusted total or adjusted risk-weighted assets, as appropriate.

PRO FORMA DATA

          We cannot determine the actual net proceeds from the sale of our common stock until the conversion is completed. However, we estimate that net proceeds will be between $36.9 million and $50.3 million, or $58.0 million if the estimated offering range is increased by 15%, based upon the following assumptions:

•	all shares of common stock will be sold through non-transferable rights to subscribe for the common stock, in order of priority, to:

	•	eligible account holders, who are depositors of Anchor Bank with account balances of at least $50.00 as of the close of business on June 30, 2007,

	•	the proposed employee stock ownership plan, which will purchase 8% of the shares of common stock sold in the offering,

	•	supplemental eligible account holders, who are depositors of Anchor Bank with account balances of at least $50.00 as of the close of business on _____, 200_, and

	•	other members, who are depositors of Anchor Bank and borrowers of Anchor Bank as of the close of business on ___ __, 200_, other than eligible account holders or supplemental eligible account holders.

•

Keefe, Bruyette & Woods, Inc. will receive a success fee equal to 1% of the gross proceeds from the offering, excluding shares of common stock sold to directors, officers, employees and the employee stock ownership plan and the contribution to the Anchor Bancorp Foundation;

•	total expenses, excluding the success fee paid to Keefe, Bruyette & Woods, Inc., are estimated to be approximately $1.0 million. Actual expenses may vary from those estimated; and

•	that maturing and overnight Federal Home Loan Bank advances and brokered certificates of deposit are paid off with conversion proceeds in the amount of $15.7 million.

          Pro forma consolidated net income and shareholders’ equity of Anchor Bancorp have been calculated for the year ended June 30, 2008 as if the common stock to be issued in the conversion had been sold at the beginning of the period and the net proceeds had been invested at 2.36%, which represent the yields on one-year U.S. Government securities at June 30, 2008. We believe that this rate more accurately reflects a pro forma reinvestment rate than the arithmetic average method, which assumes reinvestment of the net proceeds at a rate equal to the average of the yield on interest-earning assets and the cost of deposits for these periods. The effect of withdrawals from deposit accounts for the purchase of common stock has not been reflected. A tax rate of 34% has been assumed for the period resulting in an after-tax yields of 1.51% for the year ended June 30, 2008. Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the indicated number of shares of common stock, as adjusted to give effect to the shares purchased by the employee stock ownership plan. See Note 2 to the following tables. As discussed under “How We Intend to Use the Proceeds From this Offering,” Anchor Bancorp intends to make a loan to fund the purchase of 8% of the common stock sold in the offering by the employee stock ownership plan and intends to retain 50% of the net proceeds from the conversion.

          No effect has been given in the tables to the issuance of additional shares of common stock pursuant to the proposed stock option plan. See “Management – Benefits to Be Considered Following Completion of the Conversion – Stock Option Plan.” The table below gives effect to the restricted stock plan, which is expected to be adopted by Anchor Bancorp following the conversion and presented along with the stock option plan to shareholders for approval at an annual or special meeting of shareholders to be held at least six months following the completion of the conversion. If the restricted stock plan is approved by shareholders, the restricted stock plan intends to acquire an amount of common stock equal to 4% of the shares of common stock issued in the conversion (including shares contributed to the Anchor Bancorp Foundation), either through open market purchases or from authorized but unissued shares of common stock, if permissible. The following tables assume that shareholder approval has been obtained, as to which there can be no assurance, and that the shares acquired by the restricted stock plan are purchased in the open market at $10.00 per share. No effect has been given to Anchor Bancorp’s results of operations after the conversion, the market price of the common stock after the conversion or a less than 4% purchase by the restricted stock plan.

          The following pro forma information may not be representative of the financial effects of the foregoing transactions at the dates on which such transactions actually occur and should not be taken as indicative of future results of operations. Pro forma shareholders’ equity represents the difference between the stated amount of assets and liabilities of Anchor Bancorp computed in accordance with GAAP. Shareholders’ equity does not give effect to intangible assets in the event of a liquidation, to Anchor Bank’s bad debt reserve or to the liquidation account to be maintained by Anchor Bank. The pro forma shareholders’ equity is not intended to represent the fair market value of the common stock and may be different than amounts that would be available for distribution to shareholders in the event of liquidation.

          The tables on the following pages summarize historical consolidated data of Anchor Bank and Anchor Bancorp’s pro forma data at or for the dates and periods indicated based on the assumptions set forth above and in the table and should not be used as a basis for projection of the market value of our common stock following the conversion and the offering.

		At or For the Year Ended June 30, 2008

		3,825,000 Shares Sold at $10.00 Per Share (Minimum of Range)	4,500,000 Shares Sold at $10.00 Per Share (Midpoint of Range)	5,175,000 Shares Sold at $10.00 Per Share (Maximum of Range)	5,951,250 Shares Sold at $10.00 Per Share (Maximum of Range, as Adjusted) (1)

		(Dollars in Thousands)
	Gross proceeds of offering	$38,250	$45,000	$51,750	$59,513
Plus:	Value of shares issued to the Anchor Bancorp Foundation	1,500	1,500	1,500	1,500

	Pro forma market capitalization	$39,750	$46,500	$53,250	$61,013

	Gross proceeds of offering	$38,250	$45,000	$51,750	$59,513
	Less Expenses	(1,317)	(1,379)	(1,441)	(1,512)
	Less: Pay off maturing and overnight FHLB advances and brokered certificates of deposit	(15,700)	(15,700)	(15,700)	(15,700)
	Estimated net proceeds	21,233	27,921	34,609	42,301
	Less: Cash contribution to the Anchor Bancorp Foundation	(500)	(500)	(500)	(500)
	Less: Common stock purchased by employee stock ownership plan (2)	(3,060)	(3,600)	(4,140)	(4,761)
	Less: Common stock purchased by the restricted stock plan (3)	(1,590)	(1,860)	(2,130)	(2,441)

	Estimated investable net proceeds	$16,083	$21,961	$27,839	$34,599

	For the Year ended June 30, 2008:
	Consolidated net income:
	Historical	$786	$786	$786	$786
	Pro forma income on net proceeds	251	342	434	539
	Reduction in maturing and overnight FHLB advances and brokered certificates of deposit interest expense	223	223	223	223
	Pro forma employee stock ownership plan adjustment (2)	(135)	(158)	(182)	(209)
	Pro forma restricted stock award adjustment (3)	(210)	(246)	(281)	(322)
	Pro forma stock option adjustment (4)	(380)	(445)	(510)	(584)

	Pro forma net income	$535	$502	$470	$433

	Per share net income:
	Historical	$0.21	$0.18	$0.16	$0.14
	Pro forma income on net proceeds, as adjusted	0.07	0.08	0.09	0.10
	Reduction in maturing and overnight FHLB advances and brokered certificates of deposit interest expense	0.06	0.05	0.05	0.04
	Pro forma employee stock ownership plan adjustment (2)	(0.04)	(0.04)	(0.04)	(0.04)
	Pro forma restricted stock award adjustment (3)	(0.06)	(0.06)	(0.06)	(0.06)
	Pro forma stock option adjustment (4)	(0.10)	(0.10)	(0.10)	(0.10)

	Pro forma net income per share (5)	$0.14	$0.11	$0.10	$0.08

	Offering price as a multiple of pro forma net earnings per share	71.43	90.91	100.00	125.00
	Number of shares outstanding for pro forma income per share calculations	3,689,400	4,314,000	4,938,600	5,656,890

(table continued on following page)	(Footnotes on page 26)

		At or For the Year Ended June 30, 2008

		3,825,000 Shares Sold at $10.00 Per Share (Minimum of Range)	4,500,000 Shares Sold at $10.00 Per Share (Midpoint of Range)	5,175,000 Shares Sold at $10.00 Per Share (Maximum of Range)	5,951,250 Shares Sold at $10.00 Per Share (Maximum of Range, as Adjusted) (1)

		(Dollars in Thousands)
At June 30, 2008:
Shareholders’ equity:
Historical		$62,362	$62,362	$62,362	$62,362
Estimated net proceeds		36,933	43,621	50,309	58,001
Plus:	Shares issued to the Anchor Bancorp Foundation	1,500	1,500	1,500	1,500
Less:	Cash contribution to the Anchor Bancorp Foundation	(1,500)	(1,500)	(1,500)	(1,500)
Less:	Shares contributed to the Anchor Bancorp Foundation	(500)	(500)	(500)	(500)
Plus:	Tax benefit of contribution to the Anchor Bancorp Foundation	680	680	680	680
	Less: Common stock acquired by the employee stock ownership plan (2)	(3,060)	(3,600)	(4,140)	(4,761)
	Less: Common stock acquired by the restricted stock plan (3)(4)	(1,590)	(1,860)	(2,130)	(2,441)

	Pro forma shareholders’ equity	$94,825	$100,703	$106,581	$113,341
Less:	Intangibles	—	—	—	—

	Pro forma tangible stockholders’ equity	$94,825	$100,703	$106,581	$113,341

Shareholders’ equity per share:
Historical		$15.69	$13.41	$11.71	$10.22
Estimated net proceeds		9.29	9.38	9.45	9.51
Plus:	Shares issued to the Anchor Bancorp Foundation	0.38	0.32	0.28	0.25
Less:	Shares contributed to the Anchor Bancorp Foundation	(0.38)	(0.32)	(0.28)	(0.25)
Less:	Cash contribution to the Anchor Bancorp Foundation	(0.13)	(0.11)	(0.09)	(0.08)
Plus:	Tax benefit of contribution to the Anchor Bancorp Foundation	0.17	0.15	0.13	0.11
Less: Common stock acquired by the employee stock ownership plan (2)		(0.77)	(0.77)	(0.78)	(0.78)
Less: Common stock acquired by the restricted stock plan (3)(4)		(0.40)	(0.40)	(0.40)	(0.40)

Pro forma shareholders’ equity per share (6)		$23.85	$21.66	$20.02	$18.58
Less: Intangibles per share		—	—	—	—

Pro forma tangible shareholders equity per share		$23.85	$21.66	$20.02	$18.58

Offering price as a percentage of pro forma shareholders’ equity (5)		41.93%	46.17%	49.95%	53.82%
Offering price as a percentage of pro forma tangible shareholders’ equity per share		41.93%	46.17%	49.95%	53.82%

Number of shares outstanding for pro forma book value per share calculations		3,975,000	4,650,000	5,325,000	6,101,250

(Footnotes on page 26)

(1)

As adjusted to give effect to an increase in the number of shares which could occur as a result of a 15% increase in the offering range to reflect demand for the shares, changes in market and financial conditions following the commencement of the offering or regulatory considerations.

(2)

Assumes that 8% of shares of common stock sold in the offering will be purchased by the employee stock ownership plan. For purposes of this table, the funds used to acquire these shares are assumed to have been borrowed by the employee stock ownership plan from Anchor Bancorp. Anchor Bank intends to make annual contributions to the employee stock ownership plan in an amount at least equal to the required principal and interest payments on the debt. Anchor Bank’s total annual payments on the employee stock ownership plan debt are based upon 15 equal annual installments of principal and interest. Statement of Position 93-6 requires that an employer record compensation expense in an amount equal to the fair value of the shares committed to be released to employees. The pro forma adjustments assume that the employee stock ownership plan shares are allocated in equal annual installments based on the number of loan repayment installments assumed to be paid by Anchor Bank, the fair value of the common stock remains equal to the subscription price and the employee stock ownership plan expense reflects an effective combined federal and state tax rate of 34%. The unallocated employee stock ownership plan shares are reflected as a reduction of shareholders’ equity. No reinvestment is assumed on proceeds contributed to fund the employee stock ownership plan. The pro forma net income further assumes that 20,400, 24,000, 27,600 and 31,740 shares were committed to be released during the year ending June 30, 2008; the minimum, midpoint, maximum, and adjusted maximum of the offering range, respectively, and in accordance with Statement of Position 93-6, only the employee stock ownership plan shares committed to be released during the period were considered outstanding for purposes of income per share calculations. See “Management – Benefits to Be Considered Following Completion of the Conversion – Employee Stock Ownership Plan.”

(3)

If approved by Anchor Bancorp’s shareholders, the restricted stock plan may purchase an aggregate number of shares of common stock equal to 4% of the shares to be sold in the offering and contributed to the Anchor Bancorp Foundation (or possibly a greater number of shares if the plan is implemented more than one year after completion of the conversion). Shareholder approval of the restricted stock plan, and purchases by the plan may not occur earlier than six months after the completion of the conversion. The shares may be acquired directly from Anchor Bancorp or through open market purchases. The funds to be used by the restricted stock plan to purchase the shares will be provided by Anchor Bancorp. The table assumes that (i) the restricted stock plan acquires the shares through open market purchases at $10.00 per share, (ii) 20% of the amount contributed to the restricted stock plan is amortized as an expense during the year ended June 30, 2008, and (iii) the restricted stock plan expense reflects an effective combined federal and state tax rate of 34%. Assuming shareholder approval of the restricted stock plan and that shares of common stock (equal to 4% of the shares sold in the offering and contributed to the Anchor Bancorp Foundation) are awarded through the use of authorized but unissued shares of common stock, shareholders would have their ownership and voting interests diluted by approximately 3.9%. See “Management – Benefits to Be Considered Following Completion of the Conversion – Restricted Stock Plan.”

(4)

If approved by Anchor Bancorp’s shareholders, the stock option plan may grant options to acquire an aggregate number of shares of common stock equal to 10% of the shares to be sold in the offering and contributed to the Anchor Bancorp Foundation (or possibly a greater number of shares if the plan is implemented more than one year after completion of the conversion). Shareholder approval of the stock option plan may not occur earlier than six months after the completion of the conversion. In calculating the pro forma effect of the stock option plan, it is assumed that the exercise price of the stock options and the trading price of the common stock at the date of grant were $10.00 per share, the estimated grant-date fair value determined using the Black-Scholes option pricing model was $5.23 for each option, the aggregate grant-date fair value of the stock options was amortized to expense on a straight-line basis over a five-year vesting period of the options, and that 25% of the amortization expense (or the assumed portion relating to options granted to directors) resulted in a tax benefit using an assumed tax rate of 34%. The actual expense of the stock option plan will be determined by the grant-date fair value of the options, which will depend on a number of factors, including the valuation assumptions used in the option pricing model ultimately adopted. Under the above assumptions, the adoption of the stock option plan will result in no additional shares under the treasury stock method for purposes of calculating earnings per share. There can be no assurance that the actual exercise price of the stock options will be equal to the $10.00 price per share. If a portion of the shares to satisfy the exercise of options under the stock option plan are obtained from the issuance of authorized but unissued shares, our net income per share and shareholders’ equity per share will decrease. The issuance of authorized but previously unissued shares of common stock pursuant to the exercise of options under such plan would dilute existing shareholders’ ownership and voting interests by approximately 9.1%.

(5)

Income per share computations are determined by taking the number of shares assumed to be sold in the offering and, in accordance with Statement of Position 93-6, subtracting the employee stock ownership plan shares that have not been committed for release during the period. See note 2, above.

(6)	The retained earnings of Anchor Bank will be substantially restricted after the conversion. See “The Conversion – Effects of the Conversion – Depositors’ Rights if We Liquidate.”

COMPARISON OF VALUATION AND PRO FORMA INFORMATION
WITH AND WITHOUT CHARITABLE FOUNDATION

          If Anchor Bancorp does not establish or fund the charitable foundation as part of the conversion, RP Financial has estimated that the pro forma aggregate market value of Anchor Bancorp would be approximately $47.5 million at the midpoint of the estimated valuation range. This is approximately $1.0 million greater than the pro forma aggregate market capitalization of Anchor Bancorp including the foundation, and would result in a 2,500,000 share increase in the amount of common stock offered for sale in the conversion. The pro forma book value ratio would be similar, assuming the midpoint, under both the current appraisal and the estimate of the value of Anchor Bancorp without the foundation. The pro forma shareholders’ equity per share would also be similar with or without the foundation. Anchor Bancorp cannot assure you that, in the event the foundation is not formed, the appraisal prepared at that time would have concluded that the pro forma market value of Anchor Bancorp would be the same as was estimated.

	At the Minimum of Estimated Valuation Range		At the Midpoint of Estimated Valuation Range		At the Maximum of Estimated Valuation Range		At the Maximum, As Adjusted, of Estimated Valuation Range

	With Foundation	No Foundation	With Foundation	No Foundation	With Foundation	No Foundation	With Foundation	No Foundation

	(Dollars in Thousands)

Estimated offering amount	$38,250	$40,375	$45,000	$47,500	$51,750	$54,625	$59,513	$62,819
Pro forma market capitalization	39,750	40,375	46,500	47,500	53,250	54,625	61,013	62,819
Total assets	643,208	644,939	649,086	651,143	654,964	657,348	661,724	664,483
Total liabilities	548,383	548,383	548,383	548,383	548,383	548,383	548,383	548,383
Pro forma shareholders’ equity	94,825	96,556	100,703	102,760	106,581	108,965	113,341	116,100
Pro forma consolidated net income (year ended June 30, 2008)	535	556	502	521	470	487	1,813	1,833
Pro forma shareholders’ equity per share	23.85	23.92	21.66	21.63	20.02	19.95	18.58	18.48
Pro forma consolidated net income per share (year ended June 30, 2008)	0.14	0.15	0.11	0.12	0.10	0.10	0.08	0.08

Pro forma pricing ratios:
Offering price as a percentage of pro forma shareholders’ equity per share	41.93%	41.81%	41.17%	46.23%	50.00%	50.13%	53.82%	54.11%
Offering price to pro forma net income per share	71.43	66.67	90.91	83.33	100.00	100.00	125.00	125.00

Pro forma financial ratios:
Return on assets (annualized)	0.08%	0.09%	0.08%	0.08%	0.07%	0.07%	0.27%	0.28%
Return on shareholders’ equity (annualized)	0.56%	0.58%	0.50%	0.51%	0.44%	0.45%	1.60%	1.58%
Shareholders’ equity to assets	14.74%	14.97%	15.51%	15.78%	16.27%	16.58%	17.13%	17.47%
Total shares issued	3,975,000	4,037,500	4,650,000	4,750,000	5,325,000	5,462,000	6,101,250	6,281,875

PROPOSED PURCHASES BY MANAGEMENT

          The following table sets forth, for each of Anchor Bancorp’s directors and executive officers and for all of the directors and executive officers as a group, the proposed purchases of common stock, assuming sufficient shares are available to satisfy their subscriptions. The amounts include shares that may be purchased through individual retirement accounts and by associates. These purchases are intended for investment purposes only, and not for resale. Directors, officers, their associates and employees will pay the same price as all other subscribers for the shares for which they subscribe.

		At the Minimum of the Estimated Offering Range		At the Maximum of the Estimated Offering Range

Name	Amount	Number of Shares	As a Percent of Shares Offered	Number of Shares	As a Percent of Shares Offered

Directors:

Robert D. Ruecker	$250,000	25,000	0.65%	25,000	0.48%
Douglas A. Kay	50,000	5,000	0.13	5,000	0.10
George W. Donovan	175,000	17,500	0.45	17,500	0.34
William Foster	100,000	10,000	0.26	10,000	0.19
Dennis C. Morrisette	70,000	7,000	0.18	7,000	0.13
James A. Boora	100,000	10,000	0.26	10,000	0.19
Jerald L. Shaw (1)	250,000	25,000	0.65	25,000	0.48
Terri L. Degner (1)	200,000	20,000	0.52	20,000	0.39

All directors and executive officers as a group (10 persons)	$1,195,000	119,500	3.12%	119,500	2.31%

(1)	Mr. Shaw and Ms. Degner are also executive officers of Anchor Bank.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          This discussion and analysis reviews our consolidated financial statements and other relevant statistical data and is intended to enhance your understanding of our financial conditions and results of operations. The information in this section has been derived from the consolidated financial statements and footnotes thereto, which appear beginning on page F-1 of this prospectus. You should read the information in this section in conjunction with the business and financial information regarding Anchor Bank as provided in this prospectus. Unless otherwise indicated, the financial information presented in this section reflects the consolidated financial condition and results of operations of Anchor Bank and its subsidiary.

Overview

          We are a community-based financial institution primarily serving Western Washington including Grays Harbor, Thurston, Lewis, Pierce, Mason, Kitsap, Clark and King counties, through our 20 full-service banking offices. We also originate a significant amount of construction loans secured by properties located in the Portland, Oregon metropolitan area. We are in the business of attracting deposits from the public and utilizing those deposits to originate loans. We offer a wide range of loan products to meet the demands of our customers. Our lending activities have been primarily directed toward the origination of residential construction, commercial real estate and consumer loans.

          As part of our ongoing strategy we also use wholesale sources to fund wholesale loan growth; typically Federal Home Loan Bank advances or brokered certificates of deposit depending on the relative cost of each and our interest rate position. While continuing our commitment to all real estate lending, management expects commercial business lending to become increasingly important for us.

          Our primary source of pre-tax income is net interest income. Net interest income is the difference between interest income, which is the income that we earn on our loans and investments, and interest expense, which is the interest that we pay on our deposits and borrowings. Changes in levels of interest rates affect our net interest income. The recent interest rate environment, which has caused short-term market interest rates for deposits to rise, while longer term interest rates have remained stable, has had a negative impact on our interest rate spread and net interest margin, however we have been able to mitigate the impact due to our ability to re-price wholesale funds. Additionally to offset the impact of the current interest rate environment, we are seeking to find means of increasing interest income while controlling expenses. We intend to enhance the mix of our assets by increasing commercial business relationships which have higher risk-adjusted returns as well as deposits. A secondary source of income is noninterest income, which includes gains on sales of assets, and revenue we receive from providing products and services. From time to time, our noninterest expense has exceeded our net interest income after provision for loan losses and we have relied primarily upon gains on sales of assets (primarily sales of mortgage loans to Freddie Mac) to supplement our net interest income and to record net income.

          Our operating expenses consist primarily of compensation and benefits, general and administrative, information technology, occupancy and equipment, deposit, services and marketing expenses. Compensation and benefits consist primarily of the salaries and wages paid to our employees, payroll taxes, expenses for retirement and other employee benefits. Occupancy and equipment expenses, which are the fixed and variable costs of building and equipment, consist primarily of lease payments, taxes, depreciation charges, maintenance and costs of utilities.

          Over the last year, our net interest margin has narrowed and the level of our non-performing loans has increased. These trends are primarily attributable to non-performing residential construction loans, the effect of the economic slowdown that began during this period and the effect of declining short-term interest rates. As rates have declined, our yields on adjustable rate loans also declined. This decline was compounded by the adverse effect of an increase in the level of non-accrual loans and other non-performing assets. Reflecting these generally lower market interest rates as well as the higher level of non-accrual loans, the yield on earnings assets for the year ended June 30, 2008 decreased by 31 basis points compared to the prior year while funding costs for the year ended June 30, 2008 decreased by eight basis points compared to the prior year. Our net interest rate spread decreased to 2.48% for the year ended June 30, 2008 as compared to 2.72% for last year. In addition, to the extent the economic slowdown continues or worsens, our non-performing assets may increase, further reducing our earnings.

          Following the completion of the offering, we anticipate that our operating expense will increase as a result of the increased compensation expenses associated with the purchases of shares of common stock by our employee stock ownership plan, and awards under additional stock-based incentive plans. While these additional expenses will negatively impact earnings, we do not expect them to completely offset the additional income we expect to receive by leveraging the proceeds from this offering.

          Assuming that the adjusted maximum number of shares is sold in the offering:

•

our employee stock ownership plan will acquire 476,100 shares of common stock with a $4.8 million loan from Anchor Bancorp that is expected to be repaid over 15 years, resulting in an annual pre-tax expense of approximately $320,000 (assuming that the common stock maintains a value of $10.00 per share);

•

our stock option plan would grant options to purchase shares up to 10% of our total outstanding shares to eligible participants, which would result in compensation expense over the vesting period of the options. Assuming the market price of the common stock is $10.00 per share; all options are granted with an exercise price of $10.00 per share and have a term of 10 years; the dividend yield on the stock is zero; the risk free interest rate is 3.99%; and the volatility rate on the common stock is 33.46%, the estimated grant-date fair value of the options utilizing a Black-Scholes option pricing analysis is $5.23 per option granted. Assuming this value is amortized over the five year vesting period, the corresponding annual pre-tax expense associated with the stock option plan would be approximately $640,000; and

•

our restricted stock plan would award a number of shares equal to up to 4% of our total outstanding shares issued in the offering to eligible participants, which would be expensed as the awards vest. Assuming that all shares are awarded at a price of $10.00 per share, and that the awards vest over a five year period, the corresponding annual pre-tax expense would be approximately $490,000.

          The actual expense that will be recorded for the employee stock ownership plan will be determined by the market value of the shares of common stock as they are released to employees over the term of the loan, and whether the loan is repaid faster than its contractual term allowing for an acceleration in the release of shares held as collateral for the loan. Accordingly, increases in the stock price above $10.00 per share will increase the total employee stock ownership plan expense, and any accelerated repayment of the loan along with an accelerated release of shares will increase the annual employee stock ownership plan expense. Additionally, the actual expense of the restricted shares will be determined by the fair market value of the stock on the grant date, which might be greater than $10.00 per share. Further, the actual expense of the stock options will be determined by the grant-date fair value of the options which will depend on a number of factors, including the valuation assumptions used in the Black-Scholes option pricing model. For more information of expenses associated with new equity based benefit plans, see “Pro Forma Data.”

          In addition to the operating expenses we will experience from the implementation of our proposed stock benefit plans as described above, we also will likely have an increase in compensation in connection with the hiring of additional officers and employees. Following the offering, we intend to hire a chief operating officer, additional lending and credit administrative officers, which we estimate will increase our annual pre-tax compensation expenses by $230,000.

          Following the offering our operating expenses are likely to also increase as a result of operating as a public company. These additional expenses will be primarily legal and accounting fees, expenses necessary to comply with the internal control over financial reporting provisions of The Sarbanes-Oxley Act of 2002 and expenses related to shareholder communications and meetings. We estimate that we will have additional operating expenses as a public company during the first year following conversion of approximately $300,000, net of taxes.

          In addition, our contribution to the charitable foundation will be an additional operating expense during the first quarter following the conversion estimated at $2.0 million on a pre-tax basis.

          In summary, following the conversion we will have additional annual pre-tax operating expenses as a result of increased compensation costs with respect to the implementation of our employee stock ownership plan, stock option plan and restricted stock plan of $320,000, $640,000 and $490,000, respectively. We also anticipate that in connection with the hiring of new employees that we will have increased annual pre-tax compensation expenses of $300,000. In addition to these items, we also will have an additional operating expense of $400,000, net of taxes, during our first year as a public company, and an additional operating expense attributable to the foundation of approximately $1.3 million, net of taxes, during the first quarter following the conversion.

Operating Strategy

          Our strategies center on our continued development into a full service, community-oriented bank. Our goal is to continue to enhance our franchise value and earnings through controlled growth in our banking operations, especially small business lending, while maintaining the community-oriented customer service and sales focus that has characterized our success to date. In order to be successful in this objective and increase stockholder value, we are committed to the following strategies:

          Increasing Our Focus on Monitoring Asset Quality and Controlling Non-Performing Assets. We believe our success as a banking organization will depend, in part, on our approach to originating loans and monitoring the performance of our loan portfolio. At June 30, 2008, we have $23.4 million of non-performing loans or 4.7% of our total loans. Of this amount, $6.7 million relates to non-accruing construction loans to builders and $15.3 million relates to construction loans to builders which have matured and were accruing interest because borrowers were making cash payments of interest under their existing loan documents. At June 30, 2008, $6.1 million of the $15.3 million in accruing loans were in the process of being extended with the balance still being evaluated for either a possible extension, work-out or foreclosure. We are de-emphasizing builder construction loans in favor of custom residential construction loans to individual borrowers in an attempt to minimize our future credit risk in our construction lending portfolio. Despite the increase in nonperforming assets over the last two years, net charge-offs to average loans was 0.1% for each of the years ended June 30, 2008 and 2007.

          Continuing to Expand Our Branch Network in Our Existing Markets. Branch expansion has played a significant role in our ability to increase loans, deposits and customer relationships. Since August 2000 we have opened eight branches in our existing markets. We are currently reviewing our footprint within Western Washington and are determining appropriate locations within our existing market area in which to establish additional branches. We currently have nine branches within Wal-Mart stores. Our strategy with Wal-Mart branches was to enter new markets and then, when appropriate, add additional brick and mortar branches to augment the in-store locations. We will also actively search for appropriate acquisitions to enhance our ability to deliver products and services in our existing markets and to expand into surrounding markets. There are, however, no specific acquisitions currently under consideration.

          Providing Customers with Local Personalized Service and Decision Making. We believe there is a large customer base in our market that is dissatisfied with the service received from larger regional banks. By offering quicker decision making in the delivery of banking products and services, offering customized products where appropriate, and providing customer access to our senior managers, we hope to distinguish ourselves from larger, regional banks operating in our market areas. Our larger capital base resulting from this offering and our plans to diversify our product mix should allow us to compete effectively against smaller banks.

          Modifying Our Loan Products. We intend to continue our emphasis on originating single family and consumer lending products, especially our home equity products. We plan to continue the diversification of our loan portfolio by increasing the percentage of our assets consisting of higher-yielding custom residential construction, commercial real estate and commercial business loans with higher risk-adjusted returns, shorter maturities and more sensitivity to interest rate fluctuations. In this regard we have recently established relationships with several “on your lot” custom builders for the referral of individual borrowers who require a custom residential construction loan. We also intend to selectively add products to provide diversification of revenue sources and to capture our customer’s full relationship. We intend to continue to expand our business by cross selling our loan and deposit products and services to our customers in order to increase our fee income.

          Increasing Our Core Transaction Deposits. A fundamental part of our overall strategy is to improve both the level and the mix of deposits that serve as a funding base for asset growth. By increasing demand deposits and other transaction accounts, we intend to reduce our reliance on higher-cost certificates of deposit and borrowings such as brokered deposits and advances from the Federal Home Loan Bank of Seattle. In order to expand our core deposit franchise, we are focusing on introducing additional products and services to obtain business deposits such as our recent introduction of remote deposit capture targeted to small business customers.

          Hire Experienced Employees With a Customer Service Focus. Our ability to continue to attract and retain banking professionals with strong business banking and service skills, community relationships and significant knowledge of our markets is key to our success. We believe that by focusing on experienced bankers who are established in their communities, we enhance our market position and add profitable growth opportunities. We emphasize to our employees the importance of delivering exemplary customer service and seeking opportunities to build further relationships with our customers. Our goal is to compete by relying on the strength of our customer service and relationship banking approach.

          Continuing an Internal Management Culture Which Is Driven by a Focus on Profitability, Productivity and Accountability for Results and Which Responds Proactively to the Challenge of Change. The primary method for reinforcing our culture is the comprehensive application of our “Pay for Performance” total compensation program. Every employee has clearly defined accountabilities and performance standards that tie directly to our profitability. All incentive compensation is based on specific profitability measures, or sales volume goals. This approach encourages all employees to focus on our profitability and has created an environment that embraces new products, services and delivery systems.

Critical Accounting Policies

          We use estimates and assumptions in our financial statements in accordance with generally accepted accounting principles. Management has identified several accounting policies that, due to the judgments, estimates and assumptions inherent in those policies, are critical to an understanding of our financial statements. These policies relate to the determination of the allowance for loan losses and the associated provision for loan losses, the fair market value of capitalized mortgage servicing rights, deferred income taxes and the associated income tax expense, as well as the fair value of real estate owned. Management reviews the allowance for loan losses for adequacy on a monthly basis and establishes a provision for loan losses that it believes is sufficient for the loan portfolio growth expected and the loan quality of the existing portfolio. The carrying value of the capitalized mortgage servicing rights and the carrying value of real estate owned are assessed on an annual basis. Income tax expense and deferred income taxes are calculated using an estimated tax rate and are based on management’s understanding of our effective tax rate and the tax code. These estimates are reviewed by our independent auditor on an annual basis and by our regulators when they examine Anchor Bank.

          Allowance for Loan Losses. Management recognizes that loan losses may occur over the life of a loan and that the allowance for loan losses must be maintained at a level necessary to absorb specific losses on impaired loans and probable losses inherent in the loan portfolio. Our board of directors assesses the allowance for loan losses on a quarterly basis. The Executive Loan Committee analyzes several different factors including delinquency rates, charge-off rates and the changing risk profile of our loan portfolio, as well as local economic conditions such as unemployment rates, bankruptcies and vacancy rates of business and residential properties.

          We believe that the accounting estimate related to the allowance for loan losses is a critical accounting estimate because it is highly susceptible to change from period to period, requiring management to make assumptions about future losses on loans. The impact of a sudden large loss could deplete the allowance and require increased provisions to replenish the allowance, which would negatively affect earnings.

          Our methodology for analyzing the allowance for loan losses consists of specific allocations on significant individual credits that meet the definition of impaired and a general allowance amount. The specific allowance component is determined when management believes that the collectibility of a specific large loan has been impaired and a loss is probable. The general allowance component relates to assets with no well-defined deficiency or weakness and takes into consideration loss that is inherent within the portfolio but has not been realized. The general allowance is determined by applying an expected loss percentage to various types of loans with similar characteristics and classified loans that are not analyzed specifically. Because of the imprecision in calculating inherent and potential losses, the national and local economic conditions are also assessed to determine if the general allowance is adequate to cover losses.

          The allowance is increased by the provision for loan losses, which is charged against current period operating results and decreased by the amount of actual loan charge-offs, net of recoveries.

          Mortgage Servicing Rights. Mortgage servicing rights represent the present value of the future loan servicing fees from the right to service loans for others. The most critical accounting policy associated with mortgage servicing is the methodology used to determine the fair value of capitalized mortgage servicing rights, which requires the development of a number of estimates, the most critical of which is the mortgage loan prepayment speeds assumption. The mortgage loan prepayment speeds assumption is significantly impacted by interest rates. In general, during periods of falling interest rates, the mortgage loans prepay faster and the value of our mortgage servicing asset declines. Conversely, during periods of rising rates, the value of mortgage servicing rights generally increases due to slower rates of prepayments. We use the direct write off method, thus minimizing the potential for impairment. We perform an annual review of mortgage servicing rights for potential changes in value. This review includes an independent appraisal by an outside party of the fair value of the mortgage servicing rights.

          Deferred Income Taxes. Deferred income taxes are reported for temporary differences between items of income or expense reported in the financial statements and those reported for income tax purposes. Deferred taxes are computed using the asset and liability approach as prescribed in Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” Under this method, a deferred tax asset or liability is determined based on the enacted tax rates that will be in effect when the differences between the financial statement carrying amounts and tax basis of existing assets and liabilities are expected to be reported in an institution’s income tax returns. The deferred tax provision for the year is equal to the net change in the net deferred tax asset from the beginning to the end of the year, less amounts applicable to the change in value related to investments available for sale. The effect on deferred taxes of a change in tax rates is recognized as income in the period that includes the enactment date. The primary differences between financial statement income and taxable income result from deferred loan fees and costs, mortgage servicing rights, loan loss reserves and dividends received from the Federal Home Loan Bank of Seattle. Deferred income taxes do not include a liability for pre-1988 bad debt deductions allowed to thrift institutions that may be recaptured if the institution fails to qualify as a bank for income tax purposes in the future.

          Real Estate Owned. Real estate acquired through foreclosure is transferred to the real estate owned asset classification at the lesser of “cost” (principal balance less unearned loan fees, plus capitalized expenses of acquisition, if any) or “fair value” (estimated fair market value less estimated costs of disposal). Costs associated with real estate owned for maintenance, repair, property tax, etc., are expensed during the period incurred. Assets held in real estate owned are reviewed monthly for potential impairment (FAS 114). When an impairment is indicated, the amount of impairment is debited from income and credited to loss reserve for real estate owned, until disposition of the asset occurs, at which time loss reserve for real estate owned is debited, net proceeds from disposition and loss reserve debit are credited to real estate owned. Any shortfall in the amount necessary to zero the real estate owned asset is debited from loss on sale of real estate owned. Conversely, excess funds resulting from the combination of net proceeds and loss reserve debit are credited as income to gain on sale of real estate owned.

Comparison of Financial Condition at June 30, 2008 and June 30, 2007

          General. Total assets increased $17.7 million, or 2.9%, to $626.4 million at June 30, 2008 from $608.7 million at June 30, 2007. The increase in assets during this period was primarily a result of the increase in loans receivable, net which increased $14.1 million or 3.0%. Total deposits decreased $53.4 million, or 12.0%, to $389.9 million at June 30, 2008. Certificates of deposit decreased $57.5 million and was primarily the result of our choosing not to renew brokered certificates of deposit, instead utilizing Federal Home Loan Bank advances, which lowered our cost of funds eight basis points. Our total borrowings, which consisted of Federal Home Loan Bank advances, increased $68.5 million from June 30, 2007 to June 30, 2008. The average cost of advances decreased from 5.59% during the year ended June 30, 2007 to 5.15% during the year ended June 30, 2008.

          Assets. For the year ended June 30, 2008, total assets increased $17.7 million. The increases and decreases were primarily concentrated in the following asset categories:

	Balance at June 30, 2008	Balance at June 30, 2007	Increase (Decrease)

			Amount	Percent

	(Dollars in Thousands)
Cash and due from banks	$11,003	$10,916	$87	0.8%
Mortgage-backed securities, available for sale	37,427	31,560	5,867	18.6
Mortgage-backed securities, held to maturity	13,596	15,361	(1,765)	(11.5)
Loans receivable, net of allowance for loan losses	490,515	476,383	14,132	3.0

          From June 30, 2007 to June 30, 2008, cash and due from banks remained virtually unchanged at $11.0 million.

          Mortgage-backed securities increased $4.1 million to $51.0 million at June 30, 2008, from $46.9 million at June 30, 2007. During the year ended June 30, 2008, we securitized $10.8 million fixed rate mortgage-backed securities through Freddie Mac. We securitize and sell mortgage loans to manage interest rate sensitivity, supplement loan originations and provide liquidity.

          Loans receivable, net, increased $14.1 million to $490.5 million at June 30, 2008, from $476.4 million at June 30, 2007 primarily as a result of an increase in one- to four-family residential loans, which increased $20.5 million. Our home equity loans increased $14.6 million, or 45.2% during the year ended June 30, 2008 as a result of several branch promotions. These increases were offset partially by a decline in commercial real estate loans of $10.0 million during the year ended June 30, 2008.

          Deposits. Deposits decreased $53.4 million, or 12.0%, to $389.9 million at June 30, 2008, from $443.4 million at June 30, 2007. A significant portion of the decrease was in brokered certificates of deposits which decreased $41.5 million as a result of our strategy to reduce our cost of funds. These deposits were replaced with Federal Home Loan Bank borrowings as they matured. The decrease in retail certificates of deposit was primarily the result of our choosing not to match rates offered by local competitors that in some instances exceeded our alternative funding sources.

          The following table details the changes in deposit accounts:

	Balance at June 30, 2008	Balance at June 30, 2007	Increase (Decrease)

			Amount	Percent

	(Dollars in Thousands)
Noninterest-bearing demand deposits	$30,071	$26,836	$3,235	12.1%
Interest-bearing demand deposits	17,123	16,691	432	2.6
Money market accounts	58,732	57,246	1,486	2.6
Savings deposits	30,765	31,814	(1,049)	(3.3)
Certificates of deposit
Retail certificates	218,339	234,322	(15,983)	(6.8)
Brokered certificates	34,919	76,445	(41,526)	(54.3)

Total deposit accounts	$389,949	$443,354	$(53,405)	(12.0)%

          Borrowings. Federal Home Loan Bank advances increased $68.5 million, or 70.9%, to $165.2 million at June 30, 2008, from $96.7 million at June 30, 2007. The increase in borrowings was related to rolling maturing brokered certificates of deposit into slightly lower costing Federal Home Loan Bank advances.

          Equity. Total equity increased $1.8 million, or 3.0%, to $62.4 million at June 30, 2008, from $60.5 million at June 30, 2007. The increase was primarily a result of the $786,000 in net income and a $1.1 million change in unrealized losses on securities available for sale.

Comparison of Operating Results for the Years Ended June 30, 2008 and June 30, 2007

          General. Net income for the year ended June 30, 2008 was $786,000 compared to net income of $3.8 million for the year ended June 30, 2007.

          Net Interest Income. Net interest income decreased $1.2 million, or 6.4%, to $17.5 million for the year ended June 30, 2008, from $18.7 million for the year ended June 30, 2007. The decrease in net interest income was primarily attributable to the ongoing compression of our net interest margin, despite an overall increase in average interest-earning assets and interest-bearing liabilities of $15.1 million and $19.0 million, respectively.

          Our net interest margin decreased 29 basis points to 2.97% for the year ended June 30, 2008, from 3.26% for the same period of the prior year. The cost of interest-bearing liabilities decreased eight basis points to 4.34% for the year ended fiscal 2008 compared to 4.42% for the same period of the prior year. The decline in the net interest margin reflects a decline in our yield on earning assets to 6.83% for the year ended June 30, 2008, from 7.14% for the same period of the prior year. During fiscal 2008, the prime rate declined 325 basis points, however, the yield on our loan portfolio only declined 60 basis points because the fixed rate loans in our loan portfolio, which included fixed rate home equity and residential loans, offset this decline.

          The cost of borrowed funds from the Federal Home Loan Bank decreased to 5.15% during the year ended June 30, 2008 from 5.59% for the same period of the prior year. The following table sets forth the results of balance sheet growth and changes in interest rates to our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). Changes attributable to both rate and volume, which cannot be segregated, are allocated proportionately to the changes in rate and volume.

	Year Ended June 30, 2008 Compared to June 30, 2007

	Increase (Decrease)
	Due to

	Rate	Volume	Total

	(Dollars in Thousands)
Interest-earning assets:
Loans receivable, net	$(1,904)	$1,095	$(809)
Mortgage-backed securities	4	121	125
Investment securities, Federal Home Loan Bank Stock and cash and due from banks	17	(74)	(57)

Total net change in income on interest-earning assets	$(1,883)	$1,142	$(741)

Interest-bearing liabilities:
Savings deposits	$—	$(25)	$(25)
Interest bearing demand deposits	—	2	2
Money market accounts	(75)	54	(21)
Certificates of deposit	(93)	(1,388)	(1,481)
Federal Home Loan Bank advances	(368)	2,355	1,987

Total net change in expense on interest-bearing liabilities	$(536)	$998	$462

Net change in net interest income	(1,347)	144	(1,203)

          Interest Income. Total interest income for the year ended June 30, 2008 decreased $741,000, or 1.8%, to $40.1 million, from $40.9 million for the year ended June 30, 2007. The decrease during the period was primarily attributable to the 325 basis decline in The Wall Street Journal prime rate during the year.

          The following table compares detailed average earning asset balances, associated yields, and resulting changes in interest income for the years ended June 30, 2008 and 2007:

	Year Ended June 30,

	2008		2007		Increase/ (Decrease) in Interest Income from 2007

	Average Balance	Yield	Average Balance	Yield

	(Dollars in Thousands)

Loans receivable, net	$493,814	7.29%	$481,642	7.64%	$(809)
Cash and due from banks	11,205	0.55	9,375	0.64	2

Investment securities	28,556	4.92	29,851	5.03	(97)
Mortgage-backed securities	48,371	5.41	46,205	5.39	125
Federal Home Loan Bank stock	5,705	1.00	5,503	0.35	38

Total interest-earning assets	$587,651	6.83%	$572,576	7.14%	$(741)

          Interest Expense. Interest expense increased $462,000, or 2.1%, to $22.7 million for the year ended June 30, 2008 from $22.2 million for the year ended June 30, 2007. The average balance of total interest-bearing liabilities increased $19.0 million, or 3.8%, to $521.7 million for the year ended June 30, 2008 from $502.7 million for the year ended June 30, 2007. The increase was primarily a result of growth in Federal Home Loan Bank advances.

          The decrease in certificates of deposit at June 30, 2008 was primarily a result of a decrease of $41.5 million in brokered certificates of deposit with an average cost of 5.29%.

          As a result of general market rate decreases along with our utilization of Federal Home Loan Bank advances instead of brokered certificates of deposits, the average cost of funds for total interest-bearing liabilities decreased eight basis points to 4.34% for the year ended June 30, 2008 compared to 4.42% for the year ended June 30, 2007. We use Federal Home Loan Bank advances as an alternative funding source to deposits, and to manage funding costs, reduce interest rate risk and reliance on brokered deposits and to leverage our balance sheet.

          The following table details average balances, cost of funds and the change in interest expense for the year ended June 30, 2008 and 2007:

	Year Ended June 30,

	2008		2007		Increase/ (Decrease) in Interest Expense from 2007

	Average Balance	Yield	Average Balance	Yield

	(Dollars in Thousands)

Savings deposits	$30,637	1.01%	$33,287	1.01%	$(25)
Interest-bearing demand deposits	15,488	0.62	16,030	0.59	2
Money market accounts	57,889	3.32	52,929	3.67	(21)
Certificates of deposit	272,709	4.72	302,355	4.75	(1,481)
Federal Home Loan Bank advances	144,964	5.15	98,086	5.59	1,987

Total interest-bearing liabilities	$521,687	4.34%	$502,687	4.42%	$462

          Provision for Loan Losses. In connection with its analysis of the loan portfolio for the year ended June 30, 2008, management determined that a provision for loan losses of $3.5 million was required for the year ended June 30, 2008, compared to a provision for loan losses of $720,000 established for the year ended June 30, 2007. The $2.8 million increase in the provision primarily reflects the increase in our non-performing assets and a $14.1 million increase in net loans receivable for the current year. Non-performing assets were $25.0 million or 4.0% of total assets at June 30, 2008, compared to $4.9 million, or 0.8% of total assets, at June 30, 2007. Management considers the allowance for loan losses at June 30, 2008 to be adequate to cover probable losses inherent in the loan portfolio based on the assessment of the above-mentioned factors affecting the loan portfolio. While management believes the estimates and assumptions used in its determination of the adequacy of the allowance are reasonable, there can be no assurance that such estimates and assumptions will not be proven incorrect in the future, or that the actual amount of future provisions will not exceed the amount of past provisions or that any increased provisions that may be required will not adversely impact our financial condition and results of operations. In addition, the determination of the amount of our allowance for loan losses is subject to review by bank regulators, as part of the routine examination process, which may result in the establishment of additional reserves based upon their judgment of information available to them at the time of their examination.

          The following table details activity and information related to the allowance for loan losses for the years ended June 30, 2008 and 2007:

	At or For the Year Ended June 30,

	2008	2007

	(Dollars in Thousands)

Provision for loan losses	$3,545	$720
Net charge-offs	704	493
Allowance for loan losses	7,485	4,644
Allowance for losses as a percentage of gross loans receivable at the end of this period	1.5%	1.0%
Non-performing loans	$23,370	$2,812
Allowance for loan losses as a percentage of non-performing loans at end of period	32.0%	165.1%
Nonaccrual and 90 days or more past due loans as a percentage of loans receivable at the end of the period	4.8%	0.6%
Loans receivable, net	$490,515	$476,383

          Noninterest Income. Noninterest income increased $267,000, or 4.6%, to $6.1 million for the year ended June 30, 2008 from $5.8 million for the year ended June 30, 2007. The following table provides a detailed analysis of the changes in the components of noninterest income:

	Year Ended June 30,		Increase (Decrease)

	2008	2007	Amount	Percent

	(Dollars in Thousands)

Deposit services fees	$2,766	$2,562	$204	8.0%
Other deposit fees	744	629	115	18.3
Loan fees	1,428	1,435	(7)	(0.5)
Other income	1,142	1,187	(45)	(3.8)

Total noninterest income	$6,080	$5,813	$267	4.6%

          Deposit service fees increased to $2.8 million during the year ended June 30, 2008 from $2.6 million during the year ended June 30, 2007, primarily as a result of an increase in the number of demand deposit accounts held by us. There were several checking promotions during 2008 which increased the number of our customer accounts.

          Noninterest Expense. Noninterest expense increased $838,000, or 4.6%, to $19.2 million for the year ended June 30, 2008 from $18.4 million for the year ended June 30, 2007. The following table provides an analysis of the changes in the components of noninterest expense:

	At or For the Year Ended June, 30		Increase (Decrease)

	2008	2007	Amount	Percent

	(Dollars in Thousands)

Compensation and benefits	$8,758	$9,354	$(596)	(6.4)%
General and administrative expenses	4,067	2,719	1,348	49.6
Information technology	1,986	1,890	96	5.1
Occupancy and equipment	2,971	2,861	110	3.8
Deposit services	744	929	(185)	(19.9)
Marketing	691	626	65	10.4

Total noninterest expense	$19,217	$18,379	$838	4.6%

          Major components of the increase in noninterest expense include:

          Compensation and benefits decreased $596,000, or 6.4%, to $8.8 million for the year ended June 30, 2008 from $9.4 million for the same period a year ago as a result of the elimination of our defined benefit plan at June 30, 2007, which had a total expense $515,000. The defined benefit plan was eliminated and was fully funded at time of elimination. At June 30, 2008 we employed 191 full-time equivalent employees compared to 182 at June 30, 2007. Despite this increase, compensation and benefits expenses did not increase as a result of a restructuring of our staff and implementation of a pay for performance compensation policy. Marketing costs increased $65,000, or 10.4%, primarily as a result of increasing the number of marketing campaigns during 2008. Remaining noninterest expenses increased $1.4 million primarily as a result of costs incurred with two new Wal-Mart branch openings during the year ended June 30, 2008 along with the costs of our 100 year anniversary.

          Our efficiency ratio, which is the percentage of non interest expense to net interest income plus noninterest income, was 81.6% for the year ended June 30, 2008 compared to 75.1% for the year ended June 30, 2007. The increase in efficiency ratio was primarily attributable to a $1.2 million, or 6.4%, decrease in net interest income. By definition, a lower efficiency ratio would be an indication that we are more efficiently utilizing resources to generate net interest income and other fee income.

          Provision (benefit) for Income Tax. Provision (benefit) for income tax decreased to a benefit for income tax of $2,000 for the year ended June 30, 2008 from a provision for income tax of $1.5 million for the same period a year ago. Income before income taxes decreased $4.6 million, or 85.4%, to $784,000 for the year ended June 30, 2008 compared to $5.4 million for the year ended June 30, 2007. Our combined federal and state effective income tax rate for the current period was a tax benefit of (0.3)%, as compared to 28.7% in fiscal 2007.

Comparison of Financial Condition at June 30, 2007 and June 30, 2006

          General. Total assets increased $43.4 million, or 7.7%, to $608.7 million at June 30, 2007 from $565.3 million at June 30, 2006. Loans receivable, net, increased $36.7 million, or 8.3%, to $476.4 million, and was the primary reason for the asset growth during the fiscal year. The demand for loans was funded with increased deposits of $44.3 million.

          Assets. For the year ended June 30, 2007, total assets increased $43.4 million compared to the year ended June 30, 2006. The increases and decreases were primarily concentrated in the following asset categories:

	Balance at June 30, 2007	Balance at June 30, 2006	Increase (Decrease)

			Amount	Percent

	(Dollars in Thousands)

Mortgage-backed securities, available for sale	$31,560	$28,002	$3,558	12.7%
Mortgage-backed securities, held to maturity	15,361	17,633	(2,272)	(12.9)
Loans receivable, net of allowance for loan losses	476,383	439,706	36,677	8.3
Loans held for sale	1,757	1,953	(196)	(10.0)

          Mortgage-backed securities increased $1.3 million to $46.9 million at June 30, 2007, from $45.6 million at June 30, 2006. For the year ended June 30, 2007, we securitized $6.6 million of mortgage-backed securities that consisted of fixed rate securities with terms of 15 and 30 years. Normal repayments of principal totaled $5.6 million for the year ended June 30, 2007. We may purchase or securitize mortgage-backed securities to manage interest rate sensitivity and to supplement loan originations during periods when we are not able to originate the desired type or volume of portfolio loans.

          Loans receivable, net, increased $36.7 million to $476.4 million at June 30, 2007, from $439.7 million at June 30, 2006. Real estate loans, including one- to four-family, commercial and multi-family increased $2.0 million during the year ended June 30, 2007.

          Loans held for sale decreased $196,000 to $1.8 million at June 30, 2007, from $2.0 million at June 30, 2006. The balance of loans held for sale can vary significantly from period to period reflecting loan demand by borrowers and the current interest rate environment. We originate fixed-rate residential loans, the majority of which are sold in the secondary market. Selling fixed-rate mortgage loans allows us to reduce interest rate risk associated with long term, fixed-rate products and provides funds to make new loans and diversify the loan portfolio.

          Deposits. Deposits increased $44.3 million, or 11.1%, to $443.4 million at June 30, 2007, from $399.1 million at June 30, 2006. Certificates of deposit accounted for the majority of the increase in total deposits during the period with brokered certificates having the largest increase in balances. Demand deposits, money markets and savings accounts increased $10.2 million, or 8.4%. The following table details the changes in deposit accounts:

	Balance at June 30, 2007	Balance at June 30, 2006	Increase (Decrease)

			Amount	Percent

	(Dollars in Thousands)

Noninterest-bearing demand deposits	$26,836	$25,744	$1,092	4.2%
Interest-bearing demand deposits	16,691	17,069	(378)	(2.2)
Money market accounts	57,246	42,936	14,310	33.3
Savings deposits	31,814	36,614	(4,800)	(13.1)
Certificates of deposit
Retail deposits	234,322	210,482	23,840	11.3
Brokered deposits	76,445	66,239	10,206	15.4

Total deposit accounts	$443,354	$399,084	$44,270	11.1%

          Borrowings. Federal Home Loan Bank advances decreased $3.3 million, or 3.3%, to $96.7 million at June 30, 2007, from $99.9 million at June 30, 2006.

          Equity. Total equity increased $4.3 million, or 7.6%, to $60.5 million at June 30, 2007, from $56.2 million at June 30, 2006. The increase was primarily a result of the $3.8 million in net income and $457,000 other comprehensive income related to unrealized gains on available for sale investments.

Comparison of Operating Results for the Years Ended June 30, 2007 and June 30, 2006

          General. Net income for the year ended June 30, 2007 was $3.8 million, compared to net income of $3.9 million for the year ended June 30, 2006. While net interest income and fee income increased slightly this was offset as total expenses increased. The increase in expenses was related to normal pay increases as well as the opening of two new branches in January 2007.

          Net Interest Income. Net interest income increased $533,000, or 2.9%, to $18.7 million for the year ended June 30, 2007, from $18.1 million for the year ended June 30, 2006. Average total interest-earning assets increased $81.4 million, or 16.6% to $572.6 million for the year ended June 30, 2007 from $491.2 million for the same period in 2006. Average total interest-bearing liabilities increased $67.4 million, or 15.5%, to $502.7 million for the year ended June 30, 2007 from $435.3 million for the same period in the prior year.

          Our net interest margin decreased 43 basis points to 3.26% for the year ended June 30, 2007, from 3.69% for the same period last year despite increases in both average interest-earning assets and the average yield of interest-earning assets. The average cost of interest-bearing liabilities increased 84 basis points to 4.42% for the year ended June 30, 2007 from 3.58% for the same period in the prior year. The decline in the net interest margin to

3.26% reflects competitive pricing pressures. The cost of borrowed funds from Federal Home Loan Bank increased from 5.50% to 5.59% during the same time period.

          Interest Income. Total interest income for the year ended June 30, 2007 increased $7.2 million, or 21.2%, to $40.9 million, from $33.7 million for the year ended June 30, 2006. The increase was primarily attributable to the $81.4 million, or 16.6%, increase in the average balance of interest-earning assets and an increase in the yield on interest-earning assets to 7.14% from 6.84%% as a result of the general increase in interest rates.

          The following table sets forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). Changes attributable to both rate and volume, which cannot be segregated, are allocated proportionately to the changes in rate and volume.

	Year Ended June 30, 2007 compared to Year Ended June 30, 2006 Increase (Decrease) Due to:

	Rate	Volume	Total

	(In Thousands)
Interest-earning assets:
Loans receivable, net	$1,452	$5,481	$6,933
Mortgage-backed securities	119	184	303
Investment securities, and cash due from banks	42	(116)	(74)
Federal Home Loan Bank stock	—	—	—

Total net change in income on interest-earning assets	$1,613	$5,549	$7,162

Interest-bearing liabilities:
Savings deposits	—	(83)	(83)
Interest-bearing demand deposits	—	(5)	(5)
Money market accounts	960	156	1,116
Certificates of deposits	2,981	1,602	4,583
Total average deposits	—
Federal Home Loan Bank advances	90	928	1,018

Total interest-bearing liabilities
Total net change in expense on interest-bearing liabilities	$4,031	$2,598	$6,629

Net change in net interest income	($2,418)	$2,951	$533

          No dividends were received from the Federal Home Loan Bank of Seattle for the years ended June 30, 2007 and 2006 as the Federal Home Loan Bank of Seattle suspended dividends on all classes of its stock during these periods in connection with its recapitalization plans.

          Interest Expense. Interest expense increased $6.6 million, or 42.6%, to $22.2 million for the year ended June 30, 2007 from $15.6 million for the year ended June 30, 2006. The average balance of total interest-bearing liabilities increased $67.4 million, or 15.5%, to $502.7 million for the year ended June 30, 2007 from $435.3 million for the year ended June 30, 2006. The increase was primarily a result of growth in certificates of deposit. As a result of general market rate increases following the U.S. Federal Reserve Board rate increases during the past several quarters, the average cost of funds for total interest-bearing liabilities increased 84 basis points to 4.42% for the year ended June 30, 2007 compared to 3.58% for the year ended June 30, 2006.

          The following table details average balances, cost of funds and the change in interest expense for the years ended June 30, 2007 and 2006:

	Year Ended June 30,

	2007		2006		Increase/ (Decrease) in Interest Expense from 2006

	Average Balance	Cost	Average Balance	Cost

	(Dollars in Thousands)

Savings deposits	$33,287	1.01%	$41,615	1.00%	$(83)
Interest-bearing demand deposits	16,030	0.59	17,016	0.58	(5)
Money market accounts	52,929	3.67	37,694	2.19	1,116
Certificates of deposit	302,355	4.75	257,944	3.79	4,583
Federal Home Loan Bank advances	98,086	5.59	81,058	5.50	1,018

Total interest-bearing liabilities	$502,687	4.42%	$435,327	3.58%	$6,629

          Provision for Loan Losses. A provision for loan losses of $720,000 was established by management in connection with its analysis of the loan portfolio for the year ended June 30, 2007, compared to a provision for loan losses of $546,000 established for the same period of 2006. The $174,000 increase in the provision took into account the increase in loans receivable during the 2007 fiscal year as well as an increase in classified assets. Non-performing assets were $4.9 million at June 30, 2007 compared to $1.8 million at June 30, 2006. The non-performing assets at June 30, 2007 were primarily comprised of $1.7 million of single-family construction loans, and real estate owned comprised of $2.0 million in single-family construction properties, $637,000 in commercial business assets and $301,000 of single-family residential properties.

          The following table details selected activity associated with the allowance for loan losses for the years ended June 30, 2007 and 2006:

	At or For the Year Ended June 30,

	2007	2006

	(Dollars in Thousands)

Provision for loan losses	$720	$546
Net charge-offs	493	285
Allowance for loan losses	4,644	4,417
Allowance for loan losses as a percentage of gross loans receivable at the end of period	1.0%	1.0%
Allowance for loan losses as a percentage of non-performing loans at end of period	165.1%	73,616.7%
Non-performing loans	$2,812	$6
Nonaccrual and 90 days or more past due loans as a percentage of total loans receivable at the end of the period	0.6%	—
Loans receivable, net	$476,383	$439,706

          Noninterest Income. Noninterest income increased $692,000, or 13.5%, to $5.8 million for the year ended June 30, 2007 from $5.1 million for the year ended June 30, 2006. The increase in noninterest income was primarily attributable to a $388,000 increase in deposit service fees as a result of enhancements to the retail checking program as well as an increase in the number of accounts.

          The following table provides a detailed analysis of the changes in components of noninterest income:

	Year Ended June 30,		Increase (Decrease)

	2007	2006	Amount	Percent

	(Dollars in Thousands)

Deposit service fees	$2,562	$2,174	$388	17.8%
Other deposit fees	629	507	122	24.1
Loan fees	1,435	1,341	94	7.0
Other income	1,187	1,099	88	8.0

Total noninterest income	$5,813	$5,121	$692	13.5%

          Noninterest Expense. Noninterest expense increased $1.1 million, or 6.5%, to $18.4 million for the year ended June 30, 2007 from $17.3 million for the year ended June 30, 2006. The following table provides a detailed analysis of the changes in components of noninterest expense:

	Year Ended June 30,		Increase (Decrease)

	2007	2006	Amount	Percent

	(Dollars in Thousands)

Compensation and benefits	$9,354	$9,107	$247	2.7%
General and administrative expenses	2,719	2,691	28	1.0
Information technology	1,890	1,752	138	7.9
Occupancy and equipment	2,861	2,574	287	11.1
Deposit services	929	631	298	47.2
Marketing	626	503	123	24.5

Total noninterest expense	$18,379	$17,258	$1,121	6.5%

          Compensation and benefits accounted for $247,000 of the total increase, increasing to $9.4 million for the year ended June 30, 2007 from $9.1 million for the same period a year ago. The majority of the increase in compensation and benefits was attributable to annual merit increases and commissions and incentive plans. As of June 30, 2007, we employed 182 full-time equivalent employees, compared to 184 at June 30, 2006. An additional $395,000 was attributable to the addition of two new branches located in Vancouver and Poulsbo, Washington both of which are located within Wal-Mart stores.

          The efficiency ratio was 75.1% for the year ended June 30, 2007 compared to 74.2% for the year ended June 30, 2006.

          Provision for Income Tax. The provision for income tax decreased $29,000, or 1.8%, to $1.5 million for the year ended June 30, 2007 from $1.6 million for the same period a year ago. Income before provision for income tax was $5.4 million for the year ended June 30, 2007 compared to $5.5 million for the year ended June 30, 2006. Our combined federal and state effective income tax rate for the year ended June 30, 2007 was 28.7% compared to 28.8% for the prior fiscal year.

Impact of Benefit Plans

          Following the completion of the stock offering, we will have an employee stock ownership plan. We also intend to adopt, subject to approval by a majority of the total votes eligible to be cast at a duly called meeting of shareholders, a restricted stock plan and a stock option plan. The implementation of the employee stock ownership plan and the restricted stock plan will affect our results of operations as a component of employee compensation expense. The employee stock ownership plan will result in employee compensation expense equal to the current market price of the shares being released and allocated to the participants in the plan for that year. The effect the restricted stock plan will have on employee compensation expense will be equal to the current market price of the shares being awarded to the employees receiving the shares recognized as compensation expense over the vesting period of the shares. We will account for stock option awards issued to employees under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123R, which requires recognition of compensation expense based on the fair value of the award at the measurement date, which is generally the date of grant.

Average Balances, Interest and Average Yields/Cost

          The following table sets forth for the periods indicated, information regarding average balances of assets and liabilities as well as the total dollar amounts of interest income from average interest-earning assets and interest expense on average interest-bearing liabilities, resultant yields, interest rate spread, net interest margin, and the ratio of average interest-earning assets to average interest-bearing liabilities. Average balances have been calculated using the average of weekly interest-earning assets and interest-bearing liabilities. Noninterest-earning assets and noninterest-bearing liabilities have been computed on a monthly basis.

	Year Ended June 30,

	2008			2007			2006

	Average Balance (1)	Interest and Dividends	Yield/ Cost	Average Balance (1)	Interest and Dividends	Yield/ Cost	Average Balance (1)	Interest and Dividends	Yield/ Cost

	(Dollars in Thousands)

Interest-earning assets:
Loans receivable, net (1)	$493,814	$35,990	7.29%	$481,642	$36,799	7.64%	$406,057	$29,866	7.36%
Mortgage-backed securities	48,371	2,617	5.41	46,205	2,492	5.39	42,604	2,189	5.14
Investment securities	28,556	1,405	4.92	29,851	1,502	5.03	31,962	1,596	4.99
Federal Home Loan Bank stock	5,705	57	1.00	5,503	19	0.35	—	—	—
Cash and due from banks	11,205	62	0.55	9,375	60	0.64	10,527	59	0.56

Total interest- earning assets	587,651	40,131	6.83	572,576	40,872	7.14	491,150	33,710	6.86

Noninterest earning assets	35,199			33,201			36,259

Total average assets	$622,850			$605,777			$527,409

Interest-bearing liabilities:
Savings deposits	$30,637	310	1.01	$33,287	335	1.01	$41,615	418	1.00
Interest-bearing demand deposits	15,488	96	0.62	16,030	94	0.59	17,016	99	0.58
Money market accounts	57,889	1,922	3.32	52,929	1,943	3.67	37,694	827	2.19
Certificates of deposit	272,709	12,870	4.72	302,355	14,351	4.75	257,944	9,768	3.79

Total deposits	376,723	15,198	4.03	404,601	16,723	4.13	354,269	11,112	3.14

Federal Home Loan Bank advances	144,964	7,467	5.15	98,086	5,480	5.59	81,058	4,462	5.50

Total interest-bearing liabilities	521,687	22,665	4.34	502,687	22,203	4.42	435,327	15,574	3.58

Noninterest-bearing liabilities	39,475			45,348			38,745

Total average liabilities	561,162			548,035			474,072

Average equity	61,688			57,742			53,337

Total liabilities and equity	$622,850			$605,777			$527,409

Net interest income			$17,466			$18,669			$18,136
Interest rate spread			2.48%			2.72%			3.29%
Net interest margin			2.97%			3.26%			3.69%
Ratio of average interest-earning assets to average interest-bearing liabilities			112.6%			113.9%			112.8%

(1)	Average loans receivable includes non-performing loans. Interest income does not include non-accrual loans.

Yields Earned and Rates Paid

          The following table sets forth (on a consolidated basis) for the periods and at the dates indicated, the weighted average yields earned on our assets, the weighted average interest rates paid on our liabilities, together with the net yield on interest-earning assets.

	At June 30, 2008	Year Ended June 30,

		2008	2007	2006

Weighted average yield on:
Loans receivable, net	6.60%	7.29%	7.64%	7.36%
Mortgage-backed securities	5.22	5.41	5.39	5.14
Investment securities	4.88	4.92	5.03	4.99
Federal Home Loan Bank stock	—	1.00	0.35	—
Cash and due from banks	—	0.55	0.64	0.56
Total interest-earning assets	6.46	6.83	7.14	6.86

Weighted average rate paid on:
Savings accounts	1.01	1.01	1.01	1.00
Interest-bearing demand deposits	0.33	0.62	0.59	0.58
Money market accounts	2.70	3.32	3.67	2.19
Certificates of deposit	4.35	4.72	4.75	3.79
Total average deposits	3.37	4.03	4.13	3.14
Federal Home Loan Bank advances	4.99	5.15	5.59	5.50
Total interest-bearing liabilities	3.80	4.34	4.42	3.58

Interest rate spread (spread between weighted average rate on all interest-earning assets and all interest-bearing liabilities)	2.66	2.48	2.72	3.29

Net interest margin (net interest income (expense) as a percentage of average interest-earning assets)	N/A	2.97	3.26	3.69

Rate/Volume Analysis

          The following table sets forth the effects of changing rates and volumes on our net interest income. Information is provided with respect to: (1) effects on interest income attributable to changes in volume (changes in volume multiplied by prior rate); and (2) effects on interest income attributable to changes in rate (changes in rate multiplied by prior volume). Changes attributable to both rate and volume, which cannot be segregated, are allocated proportionately to the changes in rate and volume.

	Year Ended June 30, 2008 Compared to June 30, 2007 Increase (Decrease) Due to			Year Ended June 30, 2007 Compared to June 30, 2006 Increase (Decrease) Due to

	Rate	Volume	Total	Rate	Volume	Total

	(In Thousands)
Interest-earning assets:
Loans receivable, net	$(1,904)	$1,095	$(809)	$1,452	$5,481	$6,933
Mortgage-backed securities	4	121	125	119	184	303
Investment securities and due from banks	17	(74)	(57)	42	(116)	(74)
Federal Home Loan Bank stock	—	—	—	—	—	—

Total net change in income on interest-earning assets	$(1,883)	$1,142	$(741)	$1,613	$5,549	$7,162

Interest-bearing liabilities:
Savings deposits	—	(25)	(25)	—	(83)	(83)
Interest-bearing demand deposits	—	2	2	—	(5)	(5)
Money market accounts	(75)	54	(21)	960	156	1,116
Certificates of deposit	(93)	(1,388)	(1,481)	2,981	1,602	4,583
Federal Home Loan Bank advances	(368)	2,355	1,987	90	928	1,018

Total interest-bearing liabilities

Total net change in expense on interest-bearing liabilities	$(536)	$998	$462	$4,031	$2,598	$6,629

Net change in net interest income	$(1,347)	$144	$(1,203)	$(2,418)	$2,951	$533

Asset and Liability Management and Market Risk

          General. Our Board of Directors has established an asset and liability management policy to guide management in maximizing net interest rate spread by managing the differences in terms between interest-earning assets and interest-bearing liabilities while maintaining acceptable levels of liquidity, capital adequacy, interest rate sensitivity, changes in net interest income, credit risk and profitability. The policy includes the use of an Asset Liability Management Committee whose members include certain members of senior management. The Committee’s purpose is to communicate, coordinate and manage our asset/liability positions consistent with our business plan and Board-approved policies. The Asset Liability Management Committee meets monthly to review various areas including:

•	economic conditions;

•	interest rate outlook;

•	asset/liability mix;

•	interest rate risk sensitivity;

•	change in net interest income;

•	current market opportunities to promote specific products;

•	historical financial results;

•	projected financial results; and

•	capital position.

          The Committee also reviews current and projected liquidity needs monthly. As part of its procedures, the Asset Liability Management Committee regularly reviews interest rate risk by forecasting the impact of alternative interest rate environments on net interest income and market value of portfolio equity, which is defined as the net present value of an institution’s existing assets, liabilities and off-balance sheet instruments, and evaluating such impacts against the maximum potential change in market value of portfolio equity that is authorized by the Board of Directors.

          Our Risk When Interest Rates Change. The rates of interest we earn on assets and pay on liabilities generally are established contractually for a period of time. Market interest rates change over time. Our loans generally have longer maturities than our deposits. Accordingly, our results of operations, like those of other financial institutions, are impacted by changes in interest rates and the interest rate sensitivity of our assets and liabilities. The risk associated with changes in interest rates and our ability to adapt to these changes is known as interest rate risk and is our most significant market risk.

          In recent years, we primarily have utilized the following strategies in our efforts to manage interest rate risk:

•	we have increased our originations of shorter term loans and particularly, construction and land acquisition and development loans, home equity loans and business commercial business loans;

•	we have structured certain borrowings with maturities that match fund our loan portfolios; and

•

we have securitized our single family loans to available for sale investments; which generates cash flow as well as allows the flexibility of managing interest rate risk as well as selling the investment when appropriate.

          How We Measure the Risk of Interest Rate Changes. We measure our interest rate sensitivity on a quarterly basis utilizing an internal model. Management uses various assumptions to evaluate the sensitivity of our operations to changes in interest rates. Although management believes these assumptions are reasonable, the interest rate sensitivity of our assets and liabilities on net interest income and the market value of portfolio equity could vary substantially if different assumptions were used or actual experience differs from such assumptions. The assumptions we use are based upon proprietary and market data and reflect historical results and current market conditions. These assumptions relate to interest rates, prepayments, deposit decay rates and the market value of certain assets under the various interest rate scenarios. An independent service was used to provide market rates of interest and certain interest rate assumptions to determine prepayments and maturities of loans, investments and borrowings and decay rates on deposits. Time deposits are modeled to reprice to market rates upon their stated maturities. We assumed that non-maturity deposits can be maintained with rate adjustments not directly proportionate to the change in market interest rates.

          In the past, we have demonstrated that the tiering structure of our deposit accounts during changing rate environments results in relatively low volatility and less than market rate changes in our interest expense for deposits. Our deposit accounts are tiered by balance and rate, whereby higher balances within an account earn higher rates of interest. Therefore, deposits that are not very rate sensitive (generally, lower balance tiers) are separated from deposits that are rate sensitive (generally, higher balance tiers).

          We generally have found that a number of our deposit accounts are less rate sensitive than others. Thus, when interest rates increase, the interest rates paid on these deposit accounts do not require a proportionate increase in order for us to retain them. These assumptions are based upon an analysis of our customer base, competitive factors and historical experience. The following table shows the change in our net portfolio value at June 30, 2008 that would occur upon an immediate change in interest rates based on our assumptions, but without giving effect to any steps that we might take to counteract that change. The net portfolio value is calculated based upon the present value of the discounted cash flows from assets and liabilities. The difference between the present value of assets and liabilities is the net portfolio value and represents the market value of equity for the given interest rate scenario. Net portfolio value is useful for determining, on a market value basis, how much equity changes in response to various interest rate scenarios. Large changes in net portfolio value reflect increased interest rate sensitivity and generally more volatile earnings streams.

	Net Portfolio Value (1)			Net Portfolio as % of Portfolio Value of Assets

Basis Point Change in Rates (2)	Amount	$ Change (3)	% Change	NPV Ratio (4)	% Change (5)	Market Value of Assets (6)

(Dollars in Thousands)

300	$51,037	$(34,869)	(40.59)%	8.67%	(4.55)%	$588,541
200	62,995	(22,911)	(26.67)	10.34	(2.88)	698,947
100	74,875	(11,031)	(12.84)	11.90	(1.32)	623,392
—	85,906	—	—	13.22	BASE	649,723
(100)	96,612	11,006	12.81	14.46	1.24	670,181
(200)	110,125	24,219	28.19	15.89	2.66	693,193

(1)

The net portfolio value is calculated based upon the present value of the discounted cash flows from assets and liabilities. The difference between the present value of assets and liabilities is the net portfolio value and represents the market value of equity for the given interest rate scenario. Net portfolio value is useful for determining, on a market value basis, how much equity changes in response to various interest rate scenarios. Large changes in net portfolio value reflect increased interest rate sensitivity and generally more volatile earnings streams.

(2)	We did not include the 300 basis point decrease in rates at June 30, 2008, because such a decrease in rates would not be possible given the interest rate levels on that date.

(3)	Represents the increase (decrease) in the estimated net portfolio value at the indicated change in interest rates compared to the net portfolio value assuming no change in interest rates.

(4)	Calculated as the net portfolio value divided by the market value of assets (“net portfolio value ratio”).

(5)

Calculated as the increase (decrease) in the net portfolio value ratio assuming the indicated change in interest rates over the estimated portfolio value of assets assuming no change in interest rates.

(6)

Calculated based on the present value of the discounted cash flows from assets. The market value of assets represents the value of assets under the various interest rate scenarios and reflects the sensitivity of those assets to interest rate changes.

          The following table illustrates the change in net interest income at June 30, 2008 that would occur in the event of an immediate change in interest rates, but without giving effect to any steps that might be taken to counter the effect of that change in interest rates.

Basis Point Change in Rates (1)	Net Interest Income

	Amount	$ Change (2)	% Change

	(Dollars in Thousands)

300	20,010	$365	1.86%
200	19,955	310	1.58
100	19,830	185	0.94
Base	19,645	—	—
(100)	19,499	(145)	(0.74)
(200)	19,410	(235)	(1.20)

(1)	We did not include the 300 basis point decrease in rates at June 30, 2008, because such a decrease in rates would not be possible given the interest rate levels on that date.

(2)	Represents the increase (decrease) of the estimated net interest income at the indicated change in interest rates compared to net interest income assuming no change in interest rates.

          We use certain assumptions in assessing our interest rate risk. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates and the market values of certain assets under differing interest rate scenarios, among others.

          As with any method of measuring interest rate risk, shortcomings are inherent in the method of analysis presented in the foregoing tables. For example, although assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in the market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable rate mortgage loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Further, if interest rates change, expected rates of prepayments on loans and early withdrawals from certificates of deposit could deviate significantly from those assumed in calculating the table.

          The following table presents our interest sensitivity gap between interest-earning assets and interest-bearing liabilities at June 30, 2008. These amounts are based on daily averages.

	Within Six Months	Seven Months to One Year	Over 1 - 3 Years	Over 3 - 5 Years	Over 5 - 10 Years	Over 10 Years	Total

	(Dollars in Thousands)
Interest-earning assets:
Loans	$156,574	$46,314	$89,061	$65,997	$70,826	$71,924	$500,696
Investments and other interest bearing deposits	20,469	16,308	6,753	6,919	18,776	26,090	95,315
Life insurance investment, net	—	15,537	—	—	—	—	15,537

Total rate sensitive assets	$177,043	$78,159	$95,814	$72,916	$89,602	$98,014	$611,548

Interest-bearing liabilities:
Deposits	$148,846	$54,718	$102,468	$53,184	$30,804	$—	$390,020
Borrowings	29,884	15,194	102,583	—	17,500	—	165,161

Total rate sensitive liabilities	$178,730	$69,912	$205,051	$53,184	$48,304	$—	$555,181

Excess (deficiency) of interest sensitivity assets over interest sensitivity liabilities	$(1,687)	$8,247	$(109,237)	$19,732	$41,298	$98,014	56,367

Cumulative excess (deficiency) of interest sensitivity assets	(1,687)	6,560	(102,677)	(82,945)	(41,647)	56,367	—

Ratio of interest-earning assets to interest-bearing liabilities	0.44%	1.12%	0.47%	1.37%	1.85%	—	—

          Anchor Bank currently runs an internal model to simulate interest rate risk; the model in use is an IPS-Sendero model which calculates interest-earning assets and liabilities using a monthly average.

Liquidity

          We are required to have enough cash flow in order to maintain sufficient liquidity to ensure a safe and sound operation. Historically, we have maintained cash flow above the minimum level believed to be adequate to meet the requirements of normal operations, including potential deposit outflows. On a monthly basis, we review and update cash flow projections to ensure that adequate liquidity is maintained.

          Our primary sources of funds are from customer deposits, loan repayments, loan sales, investment payments, maturing investment securities and advances from the Federal Home Loan Bank of Seattle. These funds, together with retained earnings and equity, are used to make loans, acquire investment securities and other assets, and fund continuing operations. While maturities and the scheduled amortization of loans are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by the level of interest rates, economic conditions and competition.

          We believe that our current liquidity position is sufficient to fund all of our existing commitments. At June 30, 2008, the total approved loan origination commitments outstanding amounted to $5.7 million. At the same date, unused lines of credit were $76.4 million.

          For purposes of determining our liquidity position, we use a concept of basic surplus, which is derived from the total of available for sale investments, as well as other liquid assets, less short-term liabilities. Our board of directors has established a target range for basic surplus of 5% to 7%. During the year ended June 30, 2008, our average basic surplus has been 8.86%, however, at June 30, 2008, it had decreased to 4.46%.

          Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits or mortgage-backed securities. On a longer-term basis, we maintain a strategy of investing in various lending products as described in greater detail under “Business of Anchor Bank Lending Activities.”

          We use our sources of funds primarily to meet ongoing commitments, to pay maturing certificates of deposit and savings withdrawals, to fund loan commitments and to maintain our portfolio of mortgage-backed securities and investment securities.

          Certificates of deposit scheduled to mature in one year or less at June 30, 2008 totaled $179.0 million. Management’s policy is to generally maintain deposit rates at levels that are competitive with other local financial institutions. Based on historical experience, we believe that a significant portion of maturing deposits will remain with Anchor Bank. In addition, we had the ability at June 30, 2008 to borrow an additional $21.5 million from the Federal Home Loan Bank of Seattle.

          We measure our liquidity based on our ability to fund our assets and to meet liability obligations when they come due. Liquidity (and funding) risk occurs when funds cannot be raised at reasonable prices, or in a reasonable time frame, to meet our normal or unanticipated obligations. We regularly monitor the mix between our assets and our liabilities to manage effectively our liquidity and funding requirements.

          Our primary source of funds is our deposits. When deposits are not available to provide the funds for our assets, we use alternative funding sources. These sources include, but are not limited to: cash management from the Federal Home Loan Bank of Seattle, wholesale funding, brokered deposits, federal funds purchased and dealer repurchase agreements, as well as other short-term alternatives. Alternatively, we may also liquidate assets to meet our funding needs. On a monthly basis, we estimate our liquidity sources and needs for the corning three-month, six-month, and one-year time periods. Also, we determine funding concentrations and our need for sources of funds other than deposits. This information is used by our Asset Liability Management Committee in forecasting funding needs and investing opportunities.

Contractual Obligations

          Through the normal course of operations, we have entered into certain contractual obligations. Our obligations generally relate to funding of operations through deposits and borrowings as well as leases for premises. Lease terms generally cover a five-year period, with options to extend, and are non-cancelable.

         At June 30, 2008, our scheduled maturities of contractual obligations were as follows:

	Within 1 Year	After 1 Year Through 3 Years	After 3 Years Through 5 Years	Beyond 5 Years	Total Balance

	(In Thousands)

Certificates of deposit	$178,951	$58,668	$7,619	$8,020	$253,258
Federal Home Loan Bank advances	43,700	103,965	17,500	—	165,165
Operating leases	454	827	400	6	1,687

Total contractual obligations	$223,105	$163,460	$25,519	$8,026	$420,110

Commitments and Off-Balance Sheet Arrangements

          We are party to financial instruments with off-balance sheet risk in the normal course of business in order to meet the financing needs of our customers. These financial instruments generally include commitments to originate mortgage, commercial and consumer loans, and involve to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. Our maximum exposure to credit loss in the event of nonperformance by the borrower is represented by the contractual amount of those instruments. Because some commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. We use the same credit policies in making commitments as we do for on-balance sheet instruments. Collateral is not required to support commitments.

          Undisbursed balances of loans closed include funds not disbursed but committed for construction projects. Unused lines of credit include funds not disbursed, but committed to, home equity, commercial and consumer lines of credit.

          The following table summarizes our commitments and contingent liabilities with off-balance sheet risks as of June 30, 2008:

	Amount of Commitment Expiration - Per Period

	Total Amounts Committed	Through One Year

	(In Thousands)

Commitments to originate loans	$5,660	$5,660
Fixed rate	13,674	13,674
Adjustable rate	62,742	62,742

Undisbursed balance of loans closed	$82,076	$82,076

Capital

          Consistent with our goal to operate a sound and profitable financial organization, we actively seek to maintain a “well capitalized” institution in accordance with regulatory standards. Anchor Bank’s total equity capital was $62.4 million at June 30, 2008, or 10.0%, of total assets on that date. As of June 30, 2008, we exceeded all regulatory capital requirements. Our regulatory capital ratios at June 30, 2008 were as follows: Tier 1 capital 10.1%; Tier 1 (core) risk-based capital 12.6%; and total risk-based capital 13.6%. The regulatory capital requirements to be considered well capitalized are 5%, 6% and 10%, respectively. See “How We Are Regulated — Regulation and Supervision of Anchor Bank — Capital Requirements” and “Pro Forma Data.”

Impact of Inflation

          The Consolidated Financial Statements and related financial data presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America. These principles generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

          Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. The primary impact of inflation is reflected in the increased cost of our operations. As a result, interest rates generally have a more significant impact on a financial institution’s performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services. In a period of rapidly rising interest rates, the liquidity and maturity structures of our assets and liabilities are critical to the maintenance of acceptable performance levels.

          The principal effect of inflation on earnings, as distinct from levels of interest rates, is in the area of noninterest expense. Expense items such as employee compensation, employee benefits and occupancy and equipment costs may be subject to increases as a result of inflation. An additional effect of inflation is the possible increase in dollar value of the collateral securing loans that we have made. Our management is unable to determine the extent, if any, to which properties securing loans have appreciated in dollar value due to inflation.

Recent Accounting Pronouncements

          In July 2006, the Financial Accounting Standards Board issued Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes: an interpretation of Statement of Financial Accounting Standard (“SFAS”) Statement No. 109.” This interpretation clarifies Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” to indicate a criterion that an individual tax position would have to meet for some or all of the benefit of that position to be recognized in an entity’s financial statements. The interpretation is effective for fiscal years beginning after December 15, 2006 and is not expected to have a significant impact on our consolidated financial condition or results of operations.

          In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements.” This standard clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing an asset or liability. Additionally, it establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Statement of Financial Accounting Standards No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and is not expected to have a material impact on our consolidated financial statements.

          In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R).” This standard requires employers to recognize the underfunded or overfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income. The new reporting requirements and related new footnote disclosure rules of Statement of Financial Accounting Standards No.158 are effective for fiscal years ending after December 15, 2008, and are not expected to have a material impact on our consolidated financial statements.

          On February 15, 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” The statement permits entities to choose to measure selected financial assets and liabilities at fair value, with changes in fair value recorded in earnings. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. An entity may elect to early adopt as of the beginning of a fiscal year that begins on or before November 15, 2007. We are in the process of evaluating the impact of the statement on our consolidated financial position and results of operations.

          In March 2008, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 161, “Disclosures About Derivative Instruments and Hedging Activities – an amendment of SFAS 133.” Statement of Financial Accounting Standards No. 161 changes the disclosure requirements for SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” to mention how and why an entity uses derivative instruments, as well as how derivative instruments and related hedged items are accounted for. Statement of Financial Accounting Standards No. 161 is effective for fiscal years beginning on or after November 15, 2008, and is not expected to have a material impact on our consolidated financial statements.

BUSINESS OF ANCHOR BANCORP

General

          Anchor Bancorp was organized as a Washington business corporation at the direction of Anchor Bank on September 8, 2008 for the purpose of becoming a holding company for Anchor Bank upon completion of the conversion. We have not engaged in any significant business to date. Upon completion of the conversion of Anchor Bank from the mutual to stock form of organization, Anchor Bank will be a wholly-owned subsidiary of Anchor Bancorp.

Business of Anchor Bancorp

          We have not engaged in any significant business operations since our incorporation on September 8, 2008. Upon completion of the conversion, our primary business activity will be directing, planning and coordinating the business activities of Anchor Bank. In connection with the offering, we plan to retain up to 50% of the net proceeds from the offering and invest 100% of the remaining net proceeds in Anchor Bank as additional capital in exchange for 100% of the outstanding common stock of Anchor Bank. We will use a portion of the net proceeds to make a loan to the employee stock ownership plan and will invest our initial capital as discussed in “How We Intend to Use the Proceeds From this Offering.” At a later date, we may use the net proceeds to pay dividends to shareholders and to repurchase shares of common stock, subject to regulatory limitations.

          In the future, as the holding company of Anchor Bank, we will be authorized to pursue other business activities permitted by applicable laws and regulations for savings and loan holding companies, which may include the acquisition of banking and financial services companies. See “How We Are Regulated – Regulation and Supervision of Anchor Bancorp” for a discussion of the activities that are permitted for savings and loan holding companies. We currently have no plans regarding any specific acquisition transaction.

          We do not plan to own any property. We will use the premises, equipment and furniture of Anchor Bank for the payment of appropriate rental fees, as required by applicable law. We will employ only officers, who also serve as officers of Anchor Bank, and we will use the support staff of Anchor Bank from time to time, but will not separately compensate these individuals. It is anticipated that we will enter into an expense sharing agreement with Anchor Bank so that Anchor Bank will be reimbursed for compensation and related costs associated with Anchor Bank officers and staff who spend time on Anchor Bancorp business activities.

          As the holding company for Anchor Bank, our competitive conditions are the same as those confronting Anchor Bank. See “Business of Anchor Bank– Competition.”

BUSINESS OF ANCHOR BANK

General

          We are a well-established financial institution with a 101 year history of meeting the financial needs of our customers, who are primarily located in our local market. Anchor Bank was organized in 1907 as a Washington state chartered savings and loan association, converted to a federal mutual savings and loan association in 1935, and converted to a Washington state chartered mutual savings bank under Title 32 of the Revised Code of Washington in 1990. In connection with the mutual to stock conversion, we are changing our name from Anchor Mutual Savings Bank to “Anchor Bank.”

Market Area

          We are a community-based financial institution primarily serving Western Washington including Grays Harbor, Thurston, Lewis, Pierce, Mason, Kitsap, Clark and King counties. We also originate a significant amount of construction loans secured by properties located in the Portland, Oregon metropolitan area. The economy of Western

Washington has performed well over the last few years, spurred on by strong growth despite the downsizing of one of its major employers, the Boeing Company, during the past decade. In addition, the Microsoft Corporation, one of the world’s leading software companies and another major employer in the region, continues to report profitable operations in the current economic environment A reduction in growth in any of these markets can adversely affect the level of our construction and commercial real estate lending.

          Grays Harbor County has a population of 72,000 and a median household income of $43,315 according to 2008 SNL Financial, L.C. estimates. The economic base in Grays Harbor has been historically dependent on the timber and fishing industries. Other industries that support the economic base are tourism, manufacturing, agriculture, shipping, transportation and technology. According to the Washington State Employment Security Department, the unemployment rate in Grays Harbor County increased to 8.1% at June 30, 2008 from 6.5% at June 30, 2007. We have six branches (including our home office) located throughout the county. A slowdown in the Grays Harbor County economy could negatively impact our profitability in this market area.

          Thurston County has a population of 247,000 and a median household income of $60,384 according to 2008 SNL Financial, L.C. estimates. Thurston County is home of Washington State’s capital (Olympia) and its economic base is largely driven by state government related employment. According to the Washington State Employment Security Department, the unemployment rate for the Thurston County area had increased to 5.6% at June 30, 2008 from 4.2% at June 30, 2007. We currently have five branches in Thurston County. Thurston County has a stable economic base primarily attributable to the state government presence. A slowdown in the Thurston County economy could negatively impact the Bank’s lending opportunities in this market.

          Lewis County has a population of 76,000 and a median household income of $44,694 according to 2008 SNL Financial, L.C. estimates. The economic base in Lewis County is supported by manufacturing, retail trade, local government and industrial services. According to the Washington State Employment Security Department, the unemployment rate in Lewis County increased to 8.5% at June 30, 2008 from 6.5% at June 30, 2007. We have two branches located in Lewis County. A slowdown in the Lewis County economy could negatively impact our lending opportunities in this market.

          Pierce County is the second most populous county in the state and has a population of 804,000 and a median household income of $57,938 according to 2008 SNL Financial, L.C. estimates. The economy in Pierce County is diversified with the presence of military related government employment (Fort Lewis Army Base and McChord Air Force Base), transportation and shipping employment (Port of Tacoma), and aerospace related employment (Boeing). According to the Washington State Employment Security Department, the unemployment rate for the Pierce County area increased to 6.3% at June 30, 2008 from 4.6% at June 30, 2007. We have three branches in Pierce County. A slowdown in the Pierce County economy could negatively impact the demand for construction loans and could negatively impact our profitability.

          Mason County has a population of 58,000 and a median household income of $49,309 according to 2008 SNL Financial, L.C. estimates. The economic base in Mason County is supported by wood products. According to the Washington State Employment Security Department, the unemployment rate in Mason County increased to 7.3% at June 30, 2008 from 5.5% at June 30, 2007. We have one branch located in Mason County. A slowdown in the Mason County economy could negatively impact our lending opportunities in this market.

          Kitsap County has a population of 248,000 and a median household income of $60,161 according to 2008 SNL Financial, L.C. estimates. Anchor Bank has one branch in Kitsap County. The economic base of Kitsap County is largely supported by military related government employment through the United States Navy. According to the Washington State Employment Security Department, the unemployment rate for the Kitsap County area increased to 5.9% at June 30, 2008 from 4.3% at June 30, 2007. Reductions in the naval personnel stationed in Kitsap County could have a negative impact on the county’s economy and could negatively impact our lending opportunities in this market.

          Clark County has a population of 431,000 and a median household income of $64,039 according to 2008 SNL Financial, L.C. estimates. The economic base in Clark County is supported by wood products and computer technology

(Hewlett-Packard). According to the Washington State Employment Security Department, the unemployment rate in Clark County increased to 6.8% at June 30, 2008 from 5.3% at June 30, 2007. We have one branch located in Clark County. A slowdown in the Clark County economy could negatively impact our lending opportunities in this market.

          King County is the most populous county in the state and has a population of 1.9 million and a median household income of $75,634 according to 2008 SNL Financial, L.C. estimates. King County’s economic base is diversified with many industries including shipping, transportation, aerospace (Boeing), computer technology and biotech industries. According to the Washington State Employment Security Department, the unemployment rate for the King County area increased to 3.9% at June 30, 2008 from 3.5% at June 30, 2007. Anchor Bank has one branch in King County. A slowdown in the King County economy could negatively impact our lending opportunities in this market.

          The Portland, Oregon metropolitan area, which includes the Oregon counties of Clackamas, Columbia, Multnomah, Washington, Yamhill and the Washington counties of Clark and Skamania, as well as the principal cities of Vancouver, Washington and Beaverton, Oregon, has a population of 2.2 million and a median household income of $62,191 according to 2008 SNL Financial, L.C. estimates. The economic base is supported by construction, semi conductor manufacturing, sports approval and solar energy. According to the Oregon State Employment Security Department, the unemployment rate for Portland increased to 5.3% at June 30, 2008 from 4.9% at June 30, 2007. Anchor Bank has one branch in Vancouver. We originate a significant amount of construction loans secured by property located in the Portland, Oregon metropolitan area. A slowdown in the Portland economy could negatively impact our lending opportunities in this market.

          For a discussion regarding the competition in our primary market area, see “– Competition.”

Lending Activities

          General. Historically, our principal lending activity has consisted of the origination of loans secured by first mortgages on owner-occupied, one- to four-family residences and loans for the construction of one- to four-family residences. We also originate consumer loans, with an emphasis on home equity loans and lines of credit. Since 1990, we have been aggressively offering commercial real estate loans and multi-family loans primarily in Western Washington. A substantial portion of our loan portfolio is secured by real estate, either as primary or secondary collateral, located in our primary market area. As of June 30, 2008, the net loan portfolio totaled $490.5 million and represented 78.3% of our total assets. As of June 30, 2008, 23.0% of our total loan portfolio was comprised of one- to four-family home loans, 9.4% of home equity loans and lines of credit, 23.5% of commercial real estate loans, 11.8% of multi-family real estate loans, 3.7% of commercial business loans, 3.6% of secured consumer loans, 1.2% of unsecured consumer loans and 20.8% of construction loans.

          At June 30, 2008, there is no specified maximum amount that we could have loaned to any one borrower and the borrower’s related entities under applicable regulations. Our internal policy, however, limits loans to one borrower and the borrower’s related entities to the lesser of 15% of our total capital or $8.0 million, without the express prior consent of the board of directors. At June 30, 2008, we had one borrowing relationship of $10.5 million that was over this amount, which received the approval of the board of directors and whose loans as of June 30, 2008 were performing in accordance with their repayment terms.

          Our largest single borrower relationship at June 30, 2008, as explained above, consisted of six commercial real estate loans secured by income producing properties in the total amount of $10.5 million secured by professional office buildings. The second largest relationship consisted of three commercial real estate loans totaling $7.1 million secured by buildings housing intermediate care facilities. The third largest lending relationship consisted of 37 non-owner occupied residential mortgage loans aggregating $6.0 million. The fourth largest lending relationship was one commercial real estate loan totaling $6.0 million secured by a minority share purchased loan participation which in turn is secured by a hospitality, entertainment, and dining complex. Our fifth single borrower relationship totaled $5.7 million, consisting of four commercial real estate loans aggregating $5.7 million, the largest of which was for $3.9 million and secured by a mobile home park. The remaining these commercial real estate loans of $1.8 million were each secured by non-owner occupied one- to four-family residential real estate. Two of these loans were post-maturity as of June 30, 2008, however, interest payments were current and loan extensions were in process and expected to be granted. The sixth largest relationship included three loans, totaling $5.7 million. One of the loans was for $3.2 million and is secured by a residential lot development of 66 lots, one loan was for $2.4 million and is secured by a construction bridge loan for multi-family condominium rentals, and the last loan was for $100,000 and is secured non-owner occupied one- to four-family residential real estate. All of these loans have personal guarantees in place as an additional source of repayment. All of the properties securing these loans are in our primary market area. These loans were performing according to their repayment terms at June 30, 2008, except as otherwise noted above.

          Loan Portfolio Analysis. The following table sets forth the composition of Anchor Bank’s loan portfolio by type of loan at the dates indicated.

	At June 30,

	2008		2007		2006		2005		2004

	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent

	(Dollars in Thousands)
Real Estate:
One- to four-family residential	$114,695	23.0%	$94,197	19.5%	$81,515	18.3%	$61,412	16.9%	$54,361	17.1%
Multi-family residential	59,114	11.8	63,117	13.1	65,129	14.6	63,512	17.4	59,349	18.6
Commercial	117,439	23.5	127,440	26.4	136,074	30.5	136,349	37.4	115,558	36.3
Construction	103,924	20.8	104,802	21.7	91,978	20.6	58,079	15.9	54,172	17.0
Land loans	6,957	1.4	12,504	2.6	11,157	2.5	2,423	0.7	803	0.3

Total real estate	402,129	80.5	402,060	83.3	385,853	86.5	321,775	88.4	284,243	89.3

Consumer:
Home equity	46,790	9.4	32,214	6.7	21,397	4.8	14,880	4.1	11,430	3.6
Credit cards	7,989	1.6	7,555	1.6	5,575	1.3	3,351	0.9	3,227	1.0
Automobile	18,095	3.6	19,169	4.0	15,624	3.5	11,848	3.3	9,574	3.0
Other	5,757	1.2	5,278	1.1	4,313	1.0	3,446	0.9	3,775	1.2

Total consumer	78,631	15.7	64,216	13.3	46,909	10.5	33,525	9.2	28,006	8.8

Commercial business	18,507	3.7	16,113	3.3	13,202	3.00	8,859	2.4	6,062	1.9

Total loans	499,267	100.0%	482,389	100.0%	445,964	100.00%	364,159	100.0%	318,311	100.0%

Less:
Deferred loan fees	1,267		1,362		1,841		1,943		2,003

Allowance for loan losses	7,485		4,644		4,417		4,157		4,279

Loans receivable, net	$490,515		$476,383		$439,706		$358,059		$312,029

          The following table shows the composition of Anchor Bank’s loan portfolio by fixed- and adjustable-rate loans at the dates indicated.

	At June 30,

	2008		2007		2006		2005		2004

	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent

	(Dollars in Thousands)
FIXED-RATE LOANS
Real estate:
One- to four-family residential	$94,498	18.9%	$70,134	14.5%	$57,198	12.8%	$44,813	12.3%	$33,568	10.5%
Multi-family residential	55,157	11.0	56,372	11.7	58,125	13.0	43,530	12.0	47,738	15.0
Commercial	104,680	21.0	116,395	24.1	121,729	27.3	102,046	28.0	83,288	26.2
Land loans	6,505	1.3	8,118	1.7	11,157	2.5	2,423	0.7	803	0.3

Total real estate	260,840	52.2	251,019	52.0	248,209	55.7	192,812	52.9	165,397	52.0

Real estate construction:
One- to four-family residential	23,725	4.8	13,959	2.9	8,039	1.8	33,545	9.2	988	0.3
Multi-family residential	4,713	0.9	—	—	—	—	409	0.1	556	0.2
Commercial	3,959	0.8	16,645	3.5	5,982	1.3	6,566	1.8	12,923	4.1

Total real estate construction	32,397	6.5	30,604	6.3	14,021	3.1	40,520	11.1	14,467	4.5

Consumer:
Home equity	45,796	9.2	30,064	6.2	20,531	4.6	14,880	4.1	10,966	3.4
Automobile	18,095	3.6	19,169	4.0	15,624	3.5	11,848	3.3	9,574	3.0
Other	5,741	1.1	5,278	1.1	4,313	1.0	3,066	0.8	3,501	1.1

Total consumer	69,632	13.9	54,511	11.3	40,468	9.1	29,794	8.2	24,041	7.6

Commercial business	13,265	2.7	9,092	1.9	4,528	1.0	2,926	0.8	2,143	0.7

Total fixed-rate loans	$376,134		$345,226		$307,226		$266,052		$206,048

ADJUSTABLE-RATE LOANS
Real estate:
One- to four-family residential	$20,197	4.0	$24,063	5.0	$24,317	5.5	$16,599	4.6	$20,793	6.5%
Multi-family residential	3,957	0.8	6,745	1.4	7,004	1.6	19,982	5.5	11,611	3.6
Commercial	12,759	2.6	11,045	2.3	14,345	3.2	34,303	9.4	32,270	10.1
Land loans	452	0.1	4,386	0.9	—	—	—	—	—	—

Total real estate	37,365	7.5	46,239	9.6	45,666	10.2	70,884	19.5	64,674	20.3

Real estate construction:
One- to four-family residential	46,298	9.3	60,419	12.5	63,254	14.5	14,239	3.9	30,854	9.7
Multi-family residential	6,041	1.2	—	—	—	—	3,320	0.9	5,436	1.7
Commercial	19,188	3.8	13,779	2.9	14,703	3.3	—	—	3,415	1.1

Total real estate construction	71,527	14.3	74,198	15.4	77,957	17.5	17,559	4.8	39,705	12.5

(table continued on following page)

	At June 30,

	2008		2007		2006		2005		2004

	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent

	(Dollars in Thousands)

Consumer:
Home equity	994	0.2	2,150	0.4	866	0.2	—	—	464	0.1
Automobile	—	—	—	—	—	—	—	—	—	—
Credit cards	7,988		7,555	1.6	5,575	1.3	3,446	0.9	3,227	1.0
Other	16	1.6	—	—	—	—	285	0.1	274	0.1

Total consumer	8,999	—	9,705	2.0	6,441	1.4	3,731	1.0	3,965	1.2

Commercial business	5,242	1.8	7,021	1.5	8,674	1.9	5,933	1.6	3,919	1.2

Total adjustable rate loans	123,133	1.0	137,163		138,738		98,107		112,283

Total loans	499,267		482,389		445,964		364,159		318,311

Less:
Deferred loan fees	1,267		1,362		1,841		1,943		2,003
Allowance for loan losses	7,485		4,644		4,417		4,157		4,279

Loans receivable, net	$490,515		$476,383		$439,706		$358,059		$312,029

          One- to Four-Family Residential Real Estate Lending. As of June 30, 2008, $114.7 million, or 23.0%, of our total loan portfolio consisted of permanent loans secured by one- to four-family residences. We originate both fixed rate and adjustable rate loans in our residential lending program and use secondary market underwriting guidelines. We typically base our decision on whether to sell or retain secondary market quality loans on the rate and fees for each loan, market conditions and liquidity needs. We do not sell all qualified loans on the secondary market as we hold in our portfolio many residential loans that may not meet all FHLMC guidelines yet meet our investment objectives. At June 30, 2008 $94.5 million of this loan portfolio, consisted of fixed rate loans. This amount is 82.4% of our total one- to four-family portfolio and 18.9% of our total loans.

          Specifically, we offer fixed rate, residential mortgages from 15 to 40 year terms and we use Freddie Mac daily pricing to set our own pricing. Borrowers have a variety of buy-down options with each loan and we recently began offering a fixed rate, initial interest loan to compliment our standard products. Even with an extended 40 year loan available, most mortgages have a duration of less than ten years. The average loan duration is a function of several factors, including real estate supply and demand, current interest rates, expected future rates and interest rates payable on outstanding loans.

          Additionally, we offer a full range of adjustable rate mortgage products. These loans offer three, five or seven year fixed-rate terms with annual adjustments thereafter. The annual adjustments are limited to increases or decreases of no more than two percent and carry a typical lifetime cap of 5% above the original rate. At this time, we carry these adjustable rate mortgages in our portfolio and generally carry no prepayment restrictions. We do have an initial interest adjustable rate mortgage but all of our products adhere to Freddie Mac standards and none of them allow negative amortization of principal. Similar to fixed rate loans, borrower demand for adjustable rate mortgage loans is a function of the current rate environment, the expectations of future interest rates and the difference between the initial interest rates and fees charged for each type of loan. The relative amount of fixed rate mortgage loans and adjustable rate mortgage loans that can be originated at any time is largely determined by the demand for each in a competitive environment.

          While adjustable rate mortgages in our loan portfolio helps us reduce our exposure to changes in interest rates, it is possible that, during periods of rising interest rates, the risk of default on adjustable rate mortgage loans may increase as a result of annual repricing and the subsequent higher payment to the borrower. In some rate environments, adjustable rate mortgages may be offered at initial rates of interest below a comparable fixed rate and could result in a higher risk of default or delinquency. Another consideration is that although adjustable rate mortgage loans allow us to decrease the sensitivity of our asset base as a result of changes in the interest rates, the extent of this interest sensitivity is limited by the periodic and lifetime interest rate adjustment limits. Our historical experience with adjustable rate mortgages has been very favorable, however, and we are very comfortable offering them to customers as appropriate. At June 30, 2008, we had $20.2 million of our permanent one- to four-family mortgage loans in adjustable rate loans. This amount represents 17.6% of our total one- to four-family loan portfolio and 4.0% of our total loans.

          Regardless of the type of loan product chosen, we underwrite our residential loans based on Freddie Mac’s Loan Prospector guidelines. This underwriting considers a variety of factors such as credit history, debt to income, property type, loan to value, and occupancy, to name a few. Generally, we use the same Freddie Mac criteria for establishing maximum loan to values and also consider whether a transaction is a purchase, rate and term refinance, or cash-out refinance. For loans above 80% loan to value, we typically require private mortgage insurance in order to reduce our risk exposure should the loan default. Regardless of the loan to value, our one- to four-family loans are appraised by independent fee appraisers that have been approved by us. We also require title insurance, hazard insurance, and if necessary, flood insurance in an amount not less than the current regulatory requirements.

          We also have additional products designed to make home ownership available to qualified borrowers in low to moderate income brackets. The underwriting guidelines for these programs are usually more flexible in the areas of credit or work history. For example, some segments of the low to moderate income population have non-traditional credit histories and pay cash for many of their consumer purchases. They may also work in seasonal industries that do not offer a standard work schedule or salary. Loans such as Freddie Mac’s “Homestart Program”

are designed to meet this market’s needs and often require a borrower to show a history of saving and budgeting as well as providing education on the costs and benefits of homeownership. We plan on continuing to offer these and other programs which reach out to qualifying borrowers in all the markets we serve.

           The following table describes certain credit risk characteristics of Anchor Bank’s single-family first trust deed mortgage loans held for investment as of June 30, 2008.

	Outstanding Balance (1)	Weighted- Average FICO (2)	Weighted- Average LTV (3)	Weighted- Average Seasoning (4)

	(Dollars in Thousands)

Interest only	$846	527	59.0%	6 mos.
Stated income (5)	2,152	712	68.0	6 mos.
FICO less than or equal to 660 (6)	10,932	632	67.0	14 mos.
Over 30-year amortization	376	698	68.0	14 mos.

(1)	The outstanding balance presented on this table may overlap more than one category.

(2)

The FICO score represents the credit worthiness, as reported by an independent third party, of a borrower based on the borrower’s credit history. A higher FICO score indicates a greater degree of creditworthiness.

(3)	LTV (loan-to-value) is the ratio calculated by dividing the original loan balance by the original appraised value of the real estate collateral.

(4)	Seasoning describes the number of years since the funding date of the loans.

(5)	Stated income is defined as a borrower provided level of income which is not subject to verification during the loan origination process.

(6)	These loans are considered “subprime” as defined by the Federal Deposit Insurance Corporation.

          Construction and Land Loans. We have been an active originator of real estate construction loans in our market area for many years. At June 30, 2008, our construction loans amounted to $103.9 million, or 20.8% of the total loan portfolio, most of which is for the construction of single family residences. Included within our construction loan portfolio are $15.8 million of land acquisition and development loans to developers. In addition, a substantial number of our construction loans were referred through a broker relationship out of Portland, Oregon, and are secured by first lien construction deeds of trust on properties in the greater Portland, Oregon metropolitan area. This relationship resulted in a high volume of speculative residential construction loans for both attached and detached housing units, as well as residential land acquisition and development loans. Prior to the latter part of 2007, construction loan referrals from the Portland broker relationship received limited analysis and underwriting and our underwriting guidelines at that time focused heavily on the value of the collateral securing the loan, with less emphasis placed on the borrower’s debt servicing capacity or other credit factors. As a result, much of our growth in non-performing assets is related to these construction loans. Beginning in the last half of 2007, our underwriting guidelines were revised to put greater emphasis of the borrower’s credit, debt service coverage and cash flows in addition to collateral appraisals. In addition, our policies with respect to loan extensions became more restrictive than our previous policies, requiring that a review of all relevant factors, including loan terms, the condition of the security property and financial condition of the borrower conform to our revised underwriting guidelines and that the extension is in our best interest. As a result of the tightening of our credit standards, loans from the Portland, Oregon broker decreased substantially. We only originated $32.9 million of construction loans through this broker during the year ended June 30, 2008 as compared to $48.9 million and $74.1 million during the years ended June 30, 2007 and 2006. At June 30, 2008, $62.5 million or 60.2% of our total construction loans had been originated through this broker. Of this amount, $24.1 million or 38.6% were past their maturity date and $15.1 million or 24.2% were more than 90 days delinquent, including $4.4 million or 7.0% which were more than 90 days delinquent as to interest payments. In addition, as a result of the recent slowdown in the housing market, we have extended construction loans totaling $26.9 million at June 30, 2008 to permit completion of the project or the borrower additional time to market the underlying collateral. Most of these loans mature within 12 months. To the extent these loans are not further extended or the borrower cannot otherwise refinance with a third party lender our non-performing construction loans may increase further. At June 30, 2008 construction loans totaling $15.3 million were delinquent in excess of 90 days and accruing interest and 18 construction loans totaling $6.7 million were on non-accrual status. The $15.3 million of construction loans which have matured were making cash payments of interest under their existing loan documents. Of this amount at June 30, 2008 loans totaling $6.1 million are in the process of being extended with the balance still being evaluated for either a possible extension, work-out or foreclosure. No construction loans were charged-off during the years ended June 30, 2008, 2007 and 2006.

At the dates indicated, the composition of our construction portfolio was as follows:

	At June 30,

	2008	2007	2006

	(In Thousands)
One- to four-family residential:
Speculative	$62,719	$78,460	$74,373
Permanent	—	—	—
Custom	15,829	5,441	2,384
Land acquisition and development loans	15,781	16,351	10,810
Multi-family residential	—	—	—

Commercial real estate:
Construction	9,595	4,550	4,411

Total construction (1)	$103,924	$104,802	$91,978

(1)	Loans in process for these loans at June 30, 2008, 2007 and 2006 were $43.4 million, $42.0 million and $53.8 million, respectively.

          We are also de-emphasizing builder construction loans in favor of custom construction loans to individual borrowers in an attempt to reduce future credit risk in our construction lending portfolio. In this regard we have recently established relationships with several “on your lot” custom builders for the referral of individual borrowers who require a custom construction loan. During the year ended June 30, 2008, we originated 115 loans aggregating $32.3 million to individual borrowers for the construction of custom homes. The average loan size in our custom construction loan portfolio was $220,000 as of June 30, 2008. Our construction loans to individuals to build their personal residences typically are structured either to be converted to fixed or adjustable rate permanent loans at the completion of the construction phase whereby there is one closing for both the construction loan and the permanent financing or as a construction loan without permanent financing. During the construction phase, which typically lasts for six to twelve months, we make periodic inspections of the construction site and loan proceeds are disbursed directly to the contractors or borrowers as construction progresses. Typically, disbursements are made in monthly draws during the construction period. Loan proceeds are disbursed based on a percentage of completion. Custom construction loans require payment of interest only during the construction phase. Prior to making a commitment to fund a construction loan, we require an appraisal of the property by an independent fee appraiser. The maximum loan to value ratio for custom construction loans to individuals is 90% of the appraised value upon completion. We expect this type of lending to grow as part of our expansion and change in the mix of our loan portfolio.

          During the year ended June 30, 2008, we originated 66 loans aggregating $34.3 million of builder construction loans to fund the construction of one- to four-family residential properties. We originate construction and site development loans to contractors and builders primarily to finance the construction of single-family homes and subdivisions, which homes typically have an average price ranging from $200,000 to $500,000. Loans to finance the construction of single-family homes and subdivisions are generally offered to experienced builders and builders in our primary market areas. All builders are qualified using the same standards as other commercial loan credits, requiring minimum debt service coverage ratios and established cash reserves to carry projects through construction completion and sale of the project. The maximum loan-to-value limit on both pre-sold and speculative projects is generally up to 80% of the appraised market value or sales price upon completion of the project. We generally do not require any cash equity from the borrower if there is sufficient equity in the land being used as collateral. Development plans are required from builders prior to making the loan. We require that builders maintain adequate insurance coverage. Maturity dates for residential construction loans are largely a function of the estimated construction period of the project, and generally do not exceed 18 months for residential subdivision development loans. Substantially all of our residential construction loans have adjustable rates of interest based on The Wall Street Journal prime rate and during the term of construction, the accumulated interest is added to the principal of the loan through an interest reserve. Construction loan proceeds are disbursed periodically in increments as construction progresses and as inspection by our approved inspectors warrant. At June 30, 2008, our largest builder relationship consisted of two loans, which totaled $5.7 million. One of the loans was for $3.2 million and is secured by a residential lot development of 66 lots, and one loan was for $2.4 million and is secured by a construction bridge loan for multi-family condominium rentals. The second largest builder relationship totaled $5.1 million in four loans. The largest loan was for $4.1 million and is secured by a 103 lot residential development, and the balance was for three construction loans for single family houses that were not pre-sold. Our third largest builder relationship totaled $4.3 million in two construction loans for single family houses that were not pre-sold and for a mixed use commercial development project. At June 30, 2008, our fourth largest builder relationship totaled $4.2 million and consisted of seven loans, the largest of which was $2.0 million and is secured by a first mortgage lien on 39 single family building lots. This project has been granted two extensions because of the market slow down.The average size of our builder construction loans is approximately $520,000 and the average size of our loans to builders for residential land acquisition and development is approximately $1.1 million.

          We also make construction loans for commercial development projects. These projects include multi-family, apartment, retail, office/warehouse and office buildings. These loans generally have an interest-only phase during construction, and generally convert to permanent financing when construction is completed. Disbursement of funds is at our sole discretion and is based on the progress of construction. The maximum loan-to-value limit applicable to these loans is generally 80% of the appraised post-construction value. Additional analysis and underwriting of these loans typically results in lower loan to value ratios based on the debt service coverage analysis, including our interest rate and vacancy stress testing. Our target minimum debt coverage ratio is 1.20 for loans on these projects.

          We originate land acquisition and development loans to local contractors and developers for the purpose of holding the land for future development. These loans are secured by a first lien on the property, are generally limited up to 75% of the lower of the acquisition price or the appraised value of the land or sales price, and generally have a term of one to two years with a fixed interest rate based on prime rate. Our land acquisition and development loans are generally secured by property in our primary market area. We require title insurance and, if applicable, a hazardous waste survey reporting that the land is free of hazardous or toxic waste.

          We also originate land loans to individuals, which are secured by a first lien on the property, generally have a maximum loan to value ratio of 70% at a fixed rate of interest for a three to five year term with a maximum amortization of 30 years. At June 30, 2008, our land loans totaled $7.0 million or 1.4% of the total loan portfolio.

          Construction lending contains the inherent difficulty in estimating both a property’s value at completion of the project and the estimated cost (including interest) of the project. If the estimate of construction cost proves to be inaccurate, we may be required to advance funds beyond the amount originally committed to permit completion of the project. If the estimate of value upon completion proves to be inaccurate, we may be confronted at, or prior to, the maturity of the loan with a project the value of which is insufficient to assure full repayment. In addition, speculative construction loans to a builder are often associated with homes that are not pre-sold, and thus pose a greater potential risk to us than construction loans to individuals on their personal residences. This type of lending also typically involves higher loan principal amounts and is often concentrated with a small number of builders. In addition, generally during the term of a construction loan, no payment from the borrower is generally required since the accumulated interest is added to the principal of the loan through an interest reserve. Land loans also pose additional risk because of the lack of income being produced by the property and the potential illiquid nature of the collateral. At June 30, 2008, all of our construction loan portfolio consisted of loans requiring interest only payments of which $27.0 million or 26.0% of the total construction loans were relying on the interest reserve to make this payment. As a result, construction lending often involves the disbursement of substantial funds with repayment dependent on the success of the ultimate project and the ability of the borrower to sell or lease the property, rather than the ability of the borrower or guarantor themselves to repay principal and interest.

          Commercial and Multi-Family Real Estate Lending. As of June 30, 2008, $176.6 million, or 35.4% of our total loan portfolio was secured by commercial and multi-family real estate property, respectively. Our commercial real estate loans include loans secured by hotels and motels, office space, office/warehouse, retail strip centers, self-storage facilities, mobile home parks, medical and professional office buildings, and assisted living facilities in our market area. As of June 30, 2008, commercial real estate loans totaled $117.4 million, or 23.5% of our portfolio and multi-family real estate totaled $59.1 million, or 11.8% of our portfolio as of June 30, 2008. These loans generally are priced at a higher rate of interest than one- to four-family residential loans. Typically, these loans have higher loan balances, are more difficult to evaluate and monitor, and involve a greater degree of risk than one- to four-family residential loans. Often payments on loans secured by commercial or multi-family properties are dependent on the successful operation and management of the property; therefore, repayment of these loans may be affected by adverse conditions in the real estate market or the economy. We generally require and obtain loan guarantees from financially capable parties based upon the review of personal financial statements. If the borrower is a corporation, we generally require and obtain personal guarantees from the corporate principals based upon a review of their personal financial statements and individual credit reports.

          The average loan size in our commercial and multi-family real estate portfolio was $753,000 as of June 30, 2008. We target individual commercial and multi-family real estate loans to small and mid-size owner occupants and investors in our market area, between $1.0 million and $6.0 million. At June 30, 2008, the largest commercial loan in our portfolio was a $6.0 million purchased minority interest in a loan secured by a dining, entertainment, and hotel facility, located near Olympia, Washington. Our largest multi-family loan as of June 30, 2008, was an 81 unit apartment complex with an outstanding principal balance of $3.8 million, located in Kent, Washington. These loans were performing according to repayment terms as of June 30, 2008.

          We offer both fixed and adjustable rate loans on commercial and multi-family real estate loans. Loans originated on a fixed rate basis generally are originated at fixed terms up to ten years, with amortization terms up to 30 years. As of June 30, 2008, we had $55.2 million in fixed rate multi-family residential loans and $104.7 million in fixed rate commercial real estate loans.

          Commercial and multi-family real estate loans are originated with rates that generally adjust after an initial period ranging from three to ten years. Adjustable rate multi-family residential and commercial real estate loans are generally priced utilizing the applicable Federal Home Loan Bank Term Borrowing Rate plus an acceptable margin. These loans are typically amortized for up to 30 years with prepayment penalty. As of June 30, 2008, we had $24.2 million in adjustable rate multi-family and commercial real estate loans. The maximum loan to value ratio for commercial and multi-family real estate loans is generally 80% on purchases and refinances. We require appraisals of all properties securing commercial and multi-family real estate loans, performed by independent appraisers designated by us. We require our commercial and multi-family real estate loan borrowers with outstanding balances in excess of $2 million, or loan to value in excess of 60% to submit annual financial statements and rent rolls on the subject property. The properties that fit within this profile are also inspected annually, and an inspection report and photograph are included. We generally require a minimum pro forma debt coverage ratio of 1.20 times for loans secured by commercial and multi-family properties.

          The following is an analysis of the types of collateral securing our commercial real estate and multi-family loans at June 30, 2008.

Collateral	Amount	Percent of Total

	(Dollars in Thousands)
Multi-family	$59,114	33.5%
Office	37,936	21.5
Mini storage	17,816	10.1
Non residential	17,002	9.6
Warehouse	14,163	8.0
Mobile home park	11,286	6.4
Assisted living	10,265	5.8
Shopping center	8,971	5.1

Total	$176,553	100.0%

          Commercial and multi-family real estate loans can be approved up to $500,000 by any of the Chief Lending Officer, Chief Commercial Lending Officer, Chief Retail Banking Officer, or Chief Credit Administrator. These loans can be approved up to $1.0 million by any two of officers named above, or by the President/CEO. Loans up to $1.5 million can be approved by the combination of the President/Chief Executive Officer and any one of the other named officers. Our Executive Loan Committee, which presently consists of the President/Chief Executive Officer, Chief Financial Officer, Chief Lending Officer, Chief Commercial Lending Officer, Chief Retail Banking Officer, Chief Credit Administrator, and Vice President/Credit Analyst, is authorized to approve loans to one borrower or a group of related borrowers up to $4.0 million, with no limitation on individual loan size. Loans over these amounts must be approved by the board of directors.

          If we foreclose on a multi-family or commercial real estate loan, our holding period for the collateral typically is longer than for one- to four-family residential mortgage loans because there are fewer potential purchasers of the collateral. Additionally, as a result of our increasing emphasis on this type of lending, a portion of our multi-family and commercial real estate loan portfolio is relatively unseasoned and has not been subjected to unfavorable economic conditions. As a result, we may not have enough payment history with which to judge future collectibility or to predict the future performance of this part of our loan portfolio. These loans may have delinquency or charge-off levels above our historical experience, which could adversely affect our future performance. Further, our multi-family and commercial real estate loans generally have relatively large balances to single borrowers or related groups of borrowers. Accordingly, if we make any errors in judgment in the collectibility of our commercial real estate loans, any resulting charge-offs may be larger on a per loan basis than those incurred with our residential or consumer loan portfolios. At June 30, 2008, no multi-family or commercial real estate loans were delinquent in excess of 90 days or in nonaccrual status. No multi-family or commercial real estate loans were charged-off during the year ended June 30, 2008, June 30, 2007, $104,000 was charged off during the year ended June 30, 2006.

          Consumer Lending. We offer a variety of consumer loans, including home equity loans and lines of credit, automobile loans, credit cards and personal lines of credit. At June 30, 2008, the largest component of the consumer loan portfolio consisted of home equity loans and lines of credit, which totaled $46.8 million, or 9.4%, of the total loan portfolio. Our equity loans are risk priced based on credit score, loan to value and overall credit quality of the applicant. Home equity loans are made for, among other purposes, the improvement of residential properties, debt consolidation and education expenses. The majority of these loans are secured by a second deed of trust on residential property. Fixed rate terms are available up to 240 months, and our equity line of credit is a prime rate based loan with the ability to lock in portions of the line for five to twenty years. Maximum loan to values are dependant on credit worthiness and may be originated at up to 100% of collateral value.

          Our credit card portfolio includes both VISA and MasterCard brands, and totaled $8.0 million, or 1.6% of the total loan portfolio at June 30, 2008. We have been offering credit cards for more then 20 years, and offer three credit card products. All of our credit cards are fixed rate products, with interest rate and credit limit determined by the creditworthiness of the borrower. We use credit bureau scores in addition to other criteria such as income in our underwriting decision process on these loans.

          We offer several options for vehicle purchase or refinance with a maximum term of 84 months for newer vehicles and 72 months for older vehicles. As with equity loans, our vehicle and recreational vehicle loans are risk priced based on credit worthiness, loan term and loan-to-value. We currently access a Carfax Vehicle Report to ensure that the collateral being loaned against is acceptable and to protect borrowers from a “lemon” or other undesirable histories.

          Consumer loans entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by rapidly depreciating assets such as automobiles. In these cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. The remaining deficiency often does not warrant further substantial collection efforts against the borrower beyond obtaining a deficiency judgment. In addition, consumer loan collections are dependent on the borrower’s continuing financial stability, and are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on these loans. These risks are not as prevalent with respect to our consumer loan portfolio because a large percentage of the portfolio consists of home equity lines of credit that are underwritten in a manner such that they result in credit risk that is substantially similar to one- to four-family residential mortgage loans. Nevertheless, home equity lines of credit have greater credit risk than one- to four-family residential mortgage loans because they are secured by mortgages subordinated to the existing first mortgage on the property, which we may or may not hold and do not have private mortgage insurance coverage. At June 30, 2008, consumer loans of $367,000 were delinquent in excess of 90 days or in nonaccrual status. Consumer loans of $568,000 were charged-off during the year ended June 30, 2008 as compared to $242,000 during the year ended June 30, 2007 as a result of increased delinquencies on our credit cards.

          Commercial Business Lending. These loans are primarily originated as conventional loans to business borrowers, which include lines of credit, term loans and letters of credit. These loans are typically secured by collateral and are used for general business purposes, including working capital financing, equipment financing, capital investment and general investments. Loan terms vary from one to seven years. The interest rates on such loans are generally floating rates indexed to The Wall Street Journal prime rate. Inherent with our extension of business credit is the business deposit relationship which frequently includes multiple accounts and related services from which we realize low cost deposits plus service and ancillary fee income.

          Commercial business loans typically have shorter maturity terms and higher interest spreads than real estate loans, but generally involve more credit risk because of the type and nature of the collateral. We are focusing our efforts on small- to medium-sized, privately-held companies with local or regional businesses that operate in our market area. At June 30, 2008, commercial business loans totaled $18.5 million, or 3.7%, of our loan portfolio. Our commercial business lending policy includes credit file documentation and analysis of the borrower’s background, capacity to repay the loan, the adequacy of the borrower’s capital and collateral, as well as an evaluation of other conditions affecting the borrower. Analysis of the borrower’s past, present and future cash flows is also an important aspect of our credit analysis. We generally obtain personal guarantees on our commercial business loans.

          Repayment of our commercial business loans is often dependent on the cash flows of the borrower, which may be unpredictable, and the collateral securing these loans may fluctuate in value. Our commercial business loans are originated primarily based on the identified cash flow of the borrower and secondarily on the underlying collateral provided by the borrower. Most often, this collateral consists of accounts receivable, inventory or equipment. Credit support provided by the borrower for most of these loans and the probability of repayment is based on the liquidation of the pledged collateral and enforcement of a personal guarantee, if any. As a result, in the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers. The collateral securing other loans may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business.

          Loan Maturity and Repricing. The following table sets forth certain information at June 30, 2008 regarding the dollar amount of loans maturing in our portfolio based on their contractual terms to maturity, but does not include scheduled payments or potential prepayments. Demand loans, loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less. Loan balances do not include undisbursed loan proceeds, unearned discounts, unearned income and allowance for loan losses.

	Within One Year	After One Year Through 3 Years	After 3 Years Through 5 Years	After 5 Years Through 10 Years	Beyond 10 Years	Total

			(In Thousands)
Real Estate:
One- to four-family residential	$9,430	$8,060	$6,296	$10,171	$80,738	$114,695
Multi-family residential	8,332	5,038	9,173	11,145	25,426	59,114
Commercial	19,081	17,450	21,060	58,081	1,767	117,439
Construction	89,958	13,902	—	—	64	103,924
Land loans	956	1,818	4,183	—	—	6,957

Total real estate	127,757	46,268	40,712	79,397	107,995	402,129

Consumer:
Home equity	8,123	322	588	4,100	33,657	46,790
Credit cards	7,989	—	—	—	—	7,989
Automobile	240	2,628	7,043	7,049	1,135	18,095
Other	1,252	1,498	426	321	2,260	5,757

Total consumer	17,604	4,448	8,057	11,470	37,052	78,631

Commercial business	8,882	2,600	1,868	4,925	232	18,507

Total	$154,243	$53,316	$50,637	$95,792	$145,279	$499,267

          The following table sets forth the dollar amount of all loans due after June 30, 2009, which have fixed interest rates and have floating or adjustable interest rates.

	Fixed Rates	Floating or Adjustable Rates	Total

		(In Thousands)
Real Estate:
One- to four-family residential	$90,184	$15,082	$105,266
Multi-family residential	42,129	8,653	50,782
Commercial	83,015	15,343	98,358
Construction	2,597	11,369	13,966
Land loans	5,549	451	6,000
Total real estate	223,474	50,898	274,372

Consumer:
Home equity	38,667	—	38,667
Automobile	17,855	—	17,855
Other	4,505	—	4,505

Total consumer	61,027	—	61,027

Commercial business	8,304	1,321	9,625

Total	$292,805	$52,219	$345,024

          Loan Solicitation and Processing Loan originations are obtained from a variety of sources but primarily involve existing or walk-in customers. Our loan representatives and business banking officers also receive referrals from builders, realtors, and current business or personal customers. Loan originations are further supported by lending services offered through our internet website, direct mail, advertising, cross-selling, employees’ community service, and broker relationships. All of our consumer loan products, including residential mortgage loans, secured and unsecured consumer loans, and credit cards are processed through our centralized processing and underwriting center. Commercial business loans, including commercial and multi-family real estate loans are processed and underwritten in one of the two Business Banking Centers operated by Anchor Bank in Aberdeen and Lacey, Washington. Residential and consumer underwriters have an assigned approval level and loans above that level must be forwarded to the next higher authority in accordance with our underwriting guidelines and policies. For loans that exceed underwriter and supervisor authority, and for all commercial loans, approval could be obtained from one or more members of the Executive Loan Committee or possibly the board of directors. All loans or aggregated loans to one borrower over $4 million must be approved by the board of directors.

          Loan Originations, Servicing, Purchases and Sales. During the year ended June 30, 2008, our total loan originations were $176.8 million compared to $166.0 million for the year ended June 30, 2007.

          One- to four-family home loans are generally originated in accordance with the guidelines established by Freddie Mac, with the exception of our special community development loans under the Community Reinvestment Act. We utilize the Freddie Mac Loan Prospector, an automated loan system to underwrite the majority of our residential first mortgage loans (excluding community development loans). The remaining loans are underwritten by designated real estate loan underwriters internally in accordance with standards as provided by our Board-approved loan policy.

          We actively sell residential first mortgage loans to the secondary market. The majority of all residential mortgages are sold to the secondary market at the time of origination. During the year ended June 30, 2008, we sold $18.7 million in whole loans to the secondary market and $10.9 million were securitized. The increase was attributable to an increase in the origination of one-to four-family residential loans of $54.5 million during the year ended June 30, 2008 compared to $30.3 million during the year ended June 30, 2007. Our secondary market relationship is with Freddie Mac. We generally retain the servicing on the loans we sell into the secondary market. Loans are generally sold on a non-recourse basis. As of June 30, 2008, our residential loan servicing portfolio was $99.8 million. In addition we sold $8.0 million in commercial real estate loan participations during 2008.

          New multi-family and commercial real estate loans are approved by designated members of our management, Executive Loan Committee, Senior Loan Committee, and/or Board of Directors depending on the size of the loan and relationship.

          The following table shows total loans originated, purchased, sold and repaid during the periods indicated.

	Year Ended June 30,

	2008	2007	2006

		(In Thousands)
Loans originated:
Real estate:
One- to four-family residential	$54,533	$30,284	$40,216
Multi-family residential	6,111	431	18,179
Commercial	8,781	6,740	16,742
Construction	44,121	76,243	106,660
Land loans	3,320	2,851	2,670

Total real estate	116,866	116,549	184,467

Consumer:
Home equity	34,350	21,351	11,435
Credit cards	5,702	4,571	2,344
Automobile	8,210	11,604	10,077
Other	3,554	4,198	3,365

Total consumer	51,816	41,724	27,221

Commercial business	8,118	7,742	8,937

Total loans originated	176,800	166,015	220,625

Loans purchased:
Real estate loans:
One- to four-family residential	—	—	—
Multi-family residential	—	1,825	9,568
Commercial	5,758	—	1,186
Construction	—	—	—

Total real estate	5,758	1,825	10,754

Total loans purchased	5,785	1,825	10,754

Loans sold:
Total whole loans sold	18,664	757	3,096
Participation loans	8,046	—	4,100

Total loans sold	26,710	757	7,196

Principal repayments	124,536	116,179	123,113
Loans securitized	10,866	6,579	12,929
Transfer to real estate owned	650	1,995	1,787

Increase (decrease) in other items, net	4,493	3,896	2,754
Loans held for sale	1,171	1,757	1,953

Net increase in loans receivable, net	$14,132	$36,677	$81,647

          Loan Origination and Other Fees. In some instances, we receive loan origination fees on real estate related products. Loan fees generally represent a percentage of the principal amount of the loan that is paid by the borrower. Accounting standards require that certain fees received, net of certain origination costs, be deferred and amortized over the contractual life of the loan. Net deferred fees or costs associated with loans that are prepaid or sold are recognized as income at the time of prepayment. We had $1.3 million of net deferred loan fees and costs as of June 30, 2008.

Asset Quality

          The objective of our loan review process is to determine risk levels and exposure to loss. The depth of review varies by asset types, depending on the nature of those assets. While certain assets may represent a substantial investment and warrant individual reviews, other assets may have less risk because the asset size is small, the risk is spread over a large number of obligors or the obligations are well collateralized and further analysis of individual assets would expand the review process without measurable advantage to risk assessment. Asset types with these characteristics may be reviewed as a total portfolio on the basis of risk indicators such as delinquency (consumer and residential real estate loans) or credit rating. A formal review process is conducted on individual assets that represent greater potential risk. A formal review process is a total reevaluation of the risks associated with the asset and is documented by completing an asset review report. Certain real estate-related assets must be evaluated in terms of their fair market value or net realizable value in order to determine the likelihood of loss exposure and, consequently, the adequacy of valuation allowances.

          We define a loan as being impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due under the contractual terms of the loan agreement. Large groups of smaller balance homogenous loans such as consumer secured loans, residential mortgage loans and consumer unsecured loans are collectively evaluated for potential loss. All other loans are evaluated for impairment on an individual basis.

          We generally assess late fees or penalty charges on delinquent loans of five percent of the monthly payment amount due. Substantially all fixed rate and adjustable rate mortgage loan payments are due on the first day of the month, however, the borrower is given a 15-day grace period to make the loan payment. When a mortgage loan borrower fails to make a required payment when it is due, we institute collection procedures. The first notice is mailed to the borrower on the 16th day requesting payment and assessing a late charge. Attempts to contact the borrower by telephone generally begin upon the 30th day of delinquency. If a satisfactory response is not obtained, continual follow-up contacts are attempted until the loan has been brought current. Before the 90th day of delinquency, attempts to interview the borrower are made to establish the cause of the delinquency, whether the cause is temporary, the attitude of the borrower toward the debt and a mutually satisfactory arrangement for curing the de fault.

          When a consumer loan borrower fails to make a required payment on a consumer loan by the payment due date, we institute the same collection procedures as for our mortgage loan borrowers.

          The board of directors is informed monthly as to the number and dollar amount of mortgage and consumer loans that are delinquent by more than 30 days, and is given information regarding classified assets.

          If the borrower is chronically delinquent and all reasonable means of obtaining payments have been exercised, we will seek to recover the collateral securing the loan according to the terms of the security instrument and applicable law. In the event of an unsecured loan, we will either seek legal action against the borrower or refer the loan to an outside collection agency.

          The following table shows our delinquent loans by the type of loan and number of days delinquent as of June 30, 2008:

	Loans Delinquent For:

	61-90 Days		Over 90 Days Still Accruing		Over 90 Days		Total Delinquent Loans

	Number of Loans	Principal Balance Loans	Number of Loans	Principal Balance Loans	Number of Loans	Principal Balance Loans	Number of Loans	Principal Balance Loans

	(Dollars in Thousands)
LOAN DELINQUENCY:
Real estate:
One-to four-family residential	2	$135	—	—	2	$337	4	$472
Multi-family residential	—	—	—	—	—	—	—	—
Commercial	3	514	—	—	1	51	4	565
Construction	8	4,418	29	15,298	19	6,719	56	26,435
Land loans	—	—	—	—	—	—	—	—

Total real estate	13	5,067	29	15,298	22	7,107	64	27,472

Consumer:
Home equity	2	10	1	15	6	190	9	214
Credit cards	—	—	13	61	—	—	—	—
Automobile	6	128	—	—	8	92	14	222
Other	2	7	1	598	3	9	19	674

Total consumer	10	145	15	674	17	291	42	1,110

Commercial business	—	—	—	—	—	—	—	—

Total delinquent loans	23	$5,212	44	$15,972	39	$7,398	106	$28,582

          Non-performing Assets. The following table sets forth information with respect to our non-performing assets and restructured loans within the meaning of Statement of Financial Accounting Standards No. 15 for the periods indicated.

	At June 30,

	2008	2007	2006	2005	2004

	(Dollars in Thousands)
Loans accounted for on a nonaccrual basis:
Real estate:
One- to four-family residential	$337	$70	$—	$—	$426
Mulit-family residential	—	—	—	5	—
Commercial	51	301	—	—	307
Construction	6,719	—	—	—	—
Land loans	—	—	—	—	—

Total real estate	7,107	371	—	5	733

Consumer:
Home equity	190	63	—	5	52
Credit cards	—	—	6	17	—
Automobile	92	—	—	—	—
Other	9	—	—	—	38

Total consumer	291	63	6	21	90

Commercial business	—	—	—	1,400	—

Total	7,398	434		1,426	823
Accruing loans which are contractually past due 90 days or more:
One- to four-family residential	—	—	—	—	—
Multi-family residential	—	—	—	—	—
Commercial	598	—	—	—	—
Construction (1)	15,298	1,690	—	—	—
Land loans	—	—	—	—	—

Total real estate	15,896	1,690	—	—	—

Consumer:
Home equity	15	—	—	—	—
Credit cards	—	—	—	—	—
Automobile	—	—	—	—	—
Other	61	51	—	—	—

Total consumer	76	51	—	—	—

Commercial business	—	637	—	—	—

Total of nonaccrual and 90 days past due loans	23,370	2,812	6	1,426	823
Real estate owned	1,524	2,087	1,794	3,997	6,637
Repossessed automobiles	109	16	—	—	3

Total non-performing assets	25,003	4,915	1,800	5,423	7,463

Restructured loans	—	—	—	—	—

Allowance for loan loss as a percent of non-performing loans	32.0	165.1	73,616.7	291.5	519.9

Classified assets included in non-performing assets	23,370	2,812	6	1,426	823

Nonaccrual and 90 days or more past due loans as a percentage of total loans	4.7%	0.6%	—	0.4%	0.3%

Nonaccrual and 90 days or more past due loans as a percentage of total assets	3.7%	0.5%	—	0.3%	0.2%

Non-performing assets as a percentage of total assets	4.0%	0.8%	0.3%	1.1%	1.6%

Nonaccrued interest (2)	2,335	105	1,136	203	1,162

(Footnotes on following page)

(1) Represents construction loans which have matured and were making cash payments of interest under their existing loan documents. Of this amount, loans totaling $6.1 million are in the process of an extension with the balance still being evaluated for either a possible extension, work-out or foreclosure.

(2) Represents foregone interest on nonaccural loans.

          Real Estate Owned and Other Repossessed Assets Real estate we acquire as a result of foreclosure or deed in lieu of foreclosure is classified as real estate owned until it is sold. When the property is acquired, it is recorded at the lower of its cost, which is the unpaid principal balance of the related loan, or the fair market value of the property. Other repossessed collateral, including autos, are also recorded at the lower of cost or fair market value. As of June 30, 2008, Anchor Bank had seven properties in real estate owned with an aggregate book value of $1.5 million consisting of three fully finished single family detached houses, one partially complete single family detached house, and three finished residential lots. All of the properties included in real estate owned were listed with a real estate broker for sale, included in the area multiple listing service, and were actively being marketed.

          Restructured Loans. According to generally accepted accounting principles, we are required to account for certain loan modifications or restructuring as a “troubled debt restructuring.” In general, the modification or restructuring of a debt is considered a troubled debt restructuring if we, for economic or legal reasons related to a borrower’s financial difficulties, grant a concession to the borrower that we would not otherwise consider. As of June 30, 2008 we did not have any restructured loans.

          Classified Assets. Federal regulations provide for the classification of lower quality loans and other assets, such as debt and equity securities, as substandard, doubtful or loss. An asset is considered substandard if it is inadequately protected by the current net worth and pay capacity of the borrower or of any collateral pledged. Substandard assets include those characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. Assets classified as doubtful have all the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses present make collection or liquidation in full highly questionable and improbable, on the basis of currently existing facts, conditions and values. Assets classified as loss are those considered uncollectible and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted.

          When we classify problem assets as either substandard or doubtful, we may establish a specific allowance in an amount we deem prudent and approved by Senior Management or the Classified Asset Committee to address the risk specifically or we may allow the loss to be addressed in the general allowance. General allowances represent loss allowances which have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been specifically allocated to particular problem assets. When an insured institution classifies problem assets as a loss, it is required to charge off such assets in the period in which they are deemed uncollectible. Assets that do not currently expose us to sufficient risk to warrant classification as substandard or doubtful but possess identified weaknesses are required to be classified as either watch or special mention assets. Our determination as to the classification of our assets and the amount of our valuation allowances is subject to review by the FDIC, which can order the establishment of additional loss allowances.

          In connection with the filing of periodic reports with the FDIC classification of assets policy, we regularly review the problem assets in our portfolio to determine whether any assets require classification in accordance with applicable regulations. On the basis of our review of our assets, as of June 30, 2008, we had classified assets of $23.4 million. The total amount classified represented 37.5% of equity capital and 3.7% of assets at June 30, 2008.

          The aggregate amounts of our classified assets at the date indicated (as determined by management), were as follows:

	At June 30,

	2008	2007

	(In Thousands)
Classified Assets:
Substandard	$15,972	$2,328
Doubtful	7,398	434
Loss	—	—

Total	$23,370	$2,762

          Our substandard loans at June 30, 2008 consisted primarily of $15.9 million of builder construction loans of which $12.2 million in loans were secured by single family residential properties located in the Portland, Oregon metropolitan area, with the balance distributed throughout western Washington. Our doubtful loans at June 30, 2008 consisted primarily of $6.7 million in builder construction loans secured by single family residential projects, of which $5.0 million is secured by property located in the Portland, Oregon metropolitan area.

          Potential Problem Loans. Potential problem loans are loans that do not yet meet the criteria for placement on non-accrual status, but where known information about the possible credit problems of the borrowers causes management to have serious concerns as to the ability of the borrower to comply with present loan repayment terms, and may result in the future inclusion of such loans in the non-accrual loan category. At June 30, 2008, we had $9.9 million of loans that were identified as potential problems consisting primarily of $8.4 million in builder construction loans secured by single family residential projects secured by property located in the Portland, Oregon metropolitan area.

          Allowance for Loan Losses. Management recognizes that loan losses may occur over the life of a loan and that the allowance for loan losses must be maintained at a level necessary to absorb specific losses on impaired loans and probable losses inherent in the loan portfolio. Our Executive Loan Committee assesses the allowance for loan losses on a quarterly basis. The committee analyzes several different factors, including delinquency, charge-off rates and the changing risk profile of our loan portfolio, as well as local economic conditions such as unemployment rates, bankruptcies and vacancy rates of business and residential properties.

          We believe that the accounting estimate related to the allowance for loan losses is a critical accounting estimate because it is highly susceptible to change from period to period requiring management to make assumptions about probable losses inherent in the loan portfolio; and the impact of a sudden large loss could deplete the allowance and potentially require increased provisions to replenish the allowance, which would negatively affect earnings.

          Our methodology for analyzing the allowance for loan losses consists of two components: formula and specific allowances. The formula allowance is determined by applying an estimated loss percentage to various groups of loans. The loss percentages are generally based on various historical measures such as the amount and type of classified loans, past due ratios and loss experience, which could affect the collectibility of the respective loan types.

          The specific allowance component is created when management believes that the collectibility of a specific large loan, such as a real estate, multi-family or commercial real estate loan, has been impaired and a loss is probable.

          The allowance is increased by the provision for loan losses, which is charged against current period earnings and decreased by the amount of actual loan charge-offs, net of recoveries.

          The provision for loan losses was $3.5 million and $720,000 for the years ended June 30, 2008 and 2007, respectively. We increased the provision as a result of our increasing construction loans and the incremental risks associated with the increased lending activities not previously included in our analysis. The allowance for loan losses was $7.5 million or 1.5% of total loans at June 30, 2008 as compared to $4.6 million, or 1.0% of total loans outstanding at June 30, 2007. The level of the allowance is based on estimates, and the ultimate losses may vary from the estimates. Management will continue to review the adequacy of the allowance for loan losses and make adjustments to the provision for loan losses based on loan growth, economic conditions, charge-offs and portfolio composition. For the years ended June 30, 2007 and 2006 the provision for loan losses was $720,000 and $546,000, respectively.

          A loan is considered impaired when we have determined that we may be unable to collect payments of principal and/or interest when due under the terms of the loan. In the process of identifying loans as impaired, management takes into consideration factors which include payment history and status, collateral value, financial condition of the borrower, and the probability of collecting scheduled payments in the future. Minor payment delays and insignificant payment shortfalls typically do not result in a loan being classified as impaired. The significance of payment delays and shortfalls is considered by management on a case by case basis, after taking into consideration the totality of circumstances surrounding the loans and the borrowers, including payment history and amounts of any payment shortfall, length and reason for delay, and likelihood of return to stable performance.

          Impairment is measured on a loan by loan basis for all loans in the portfolio except for the smaller groups of homogeneous consumer loans in the portfolio.

          As of June 30, 2008, 2007, and 2006, we had impaired loans in the amounts of $13.8 million, none and $79,000, respectively.

          The following table summarizes the distribution of the allowance for loan losses by loan category.

	At June 30,

	2008			2007			2006

	Loan Balance	Amount by Loan Category	Percent of Loans in Loan Category to total Loans	Loan Balance	Amount by Loan Category	Percent of Loans in Loan Category to total Loans	Loan Balance	Amount by Loan Category	Percent of Loans in Loan Category to total Loans

	(Dollars in Thousands)
Real estate:
One- to four-family residential	$114,695	$229	23.0%	$94,197	$188	19.5%	$81,515	$163	18.3%
Multi-family residential	59,114	591	11.8	63,117	631	13.1	65,129	651	14.6
Commercial	117,439	1,174	23.5	127,440	957	26.4	136,074	1,655	30.5
Construction	103,924	4,309	20.8	104,802	1,272	21.7	91,978	653	20.6
Land loans	6,957	139	1.4	12,504	250	2.6	11,157	223	2.5

Total real estate	402,129	6,442	80.5	402,060	3,298	83.3	385,853	3,345	86.5

Consumer:
Home equity	46,790	94	9.4	32,214	64	6.7	21,397	43	4.8
Credit cards	7,989	240	1.6	7,555	227	1.6	5,575	167	1.3
Automobile	18,095	241	3.6	19,169	575	4.0	15,624	469	3.5
Other	5,757	283	1.2	5,278	158	1.1	4,313	129	1.0

Total consumer	78,631	858	15.7	64,216	1,024	13.3	46,909	808	10.5

Commercial business	18,507	185	3.7	16,113	322	3.3	13,202	264	3.0
Unallocated	—	—	—	—	—	—	—	—	—

Total	$499,267	$7,485	100.0%	$482,389	$4,644	100.0%	$445,964	$4,417	100.0%

	At June 30,

	2005			2004

	Loan Balance	Amount by Loan Category	Percent of Loans in Loan Category to total Loans	Loan Balance	Amount by Loan Category	Percent of Loans in Loan Category to total Loans

	(Dollars in Thousands)
Real estate:
One- to four-family residential	$61,412	$123	16.9%	$54,361	$109	17.1%
Multi-family residential	63,512	635	17.4	59,349	742	18.6
Commercial	136,349	1,859	37.4	115,558	1,773	38.3
Construction	58,079	726	15.9	54,172	677	17.0
Land loans	2,423	48	0.7	803	16	0.3

Total real estate	321,775	3,391	88.4	284,243	3,317	89.3

Consumer:
Home equity	14,880	30	4.1	11,430	23	3.6
Credit cards	3,351	101	0.9	3,227	97	1.0
Automobile	11,848	355	3.3	9,574	287	3.0
Other	3,446	103	0.9	3,775	113	1.2

Total consumer	33,525	589	9.2	28,006	520	8.8

Commercial business	8,859	177	2.4	6,062	121	1.9
Unallocated	—	—	—	—	321	—

Total	$364,159	$4,157	100.0%	$318,311	$4,279	100.0%

          Management believes that it uses the best information available to determine the allowance for loan losses. However, unforeseen market conditions could result in adjustments to the allowance for loan losses and net income could be significantly affected, if circumstances differ substantially from the assumptions used in determining the allowance.

          The following table sets forth an analysis of our allowance for loan losses at the dates and for the periods indicated.

	Year Ended June 30,

	2008	2007	2006	2005	2004

	(Dollars in Thousands)

Allowance at beginning of period	$4,644	$4,417	$4,157	$4,279	$5,296
Provision for loan losses	3,545	720	546	615	240

Recoveries:
Real Estate loans:
One- to four-family residential	1	—	—	3	6
Multi-family residential	—	—	—	—	—
Commercial	112	352	2	33	4
Construction	—	—	—	—	—
Land loans	—	—	—	—	—

Total real estate	113	352	2	36	10

Consumer:
Home equity	1	—	—	—	—
Credit cards	—	—	—	—	—
Automobile	—	—	—	—	—
Other	18	14	11	—	5

Total consumer	19	14	11	—	5

Commercial business	6	—	—	—	56

Total recoveries	138	366	13	36	71

Charge-offs:
Real Estate loans:
One- to four-family residential	269	617	—	115	44
Multi-family residential	—	—	—	—	—
Commercial	—	—	104	514	860
Construction	—	—	—	—	—
Land loans	—	—	—	—	—

Total real estate	269	617	104	629	904

Consumer:
Home equity	—	—	—	6	—
Credit cards	—	—	—	—	—
Automobile	—	—	—	—	—
Other	568	242	195	132	185

Total consumer	568	242	195	138	185

Commercial business	5	—	—	—	239

Total charge-offs	842	859	299	773	1,328

Net charge-offs	704	493	286	737	1,257
Balance at end of period	7,485	4,644	4,417	4,157	4,279

Allowance for loan losses as a percentage of total loans outstanding at the end of the period	1.5%	1.0%	1.0%	1.1%	1.3%

Net charge-offs as a percentage of average total loans outstanding during the period	0.1%	0.1%	0.1%	0.2%	0.4%

Allowance for loan losses as a percentage of non-performing loans at end of period	32.0%	165.1%	73616.7%	291.5%	519.9%

          Our Executive Loan Committee reviews the appropriate level of the allowance for loan losses on a quarterly basis and establishes the provision for loan losses based on the risk composition of our loan portfolio, delinquency levels, loss experience, economic conditions, bank regulatory examination results, seasoning of the loan portfolios and other factors related to the collectibility of the loan portfolio as detailed further under “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Policies - Allowance for Loan Losses.” The allowance is increased by the provision for loan losses, which is charged against current period operating results and decreased by the amount of actual loan charge-offs, net of recoveries.

          Management believes that our allowance for loan losses as of June 30, 2008 was adequate to absorb the known and inherent risks of loss in the loan portfolio at that date. While management believes the estimates and assumptions used in its determination of the adequacy of the allowance are reasonable, there can be no assurance that such estimates and assumptions will not be proven incorrect in the future, or that the actual amount of future provisions will not exceed the amount of past provisions or that any increased provision that may be required will not adversely impact our financial condition and results of operations. In addition, the determination of the amount of Anchor Bank’s allowance for loan losses is subject to review by bank regulators, as part of the routine examination process, which may result in the establishment of additional reserves based upon their judgment of information available to them at the time of their examination.

          The following table provides certain information with respect to our allowance for loan losses, including charge-offs, recoveries and selected ratios for the periods indicated.

	Year Ended June 30,

	2008	2007	2006	2005	2004

	(Dollars in Thousands)

Provisions for loan losses	$3,545	$720	$546	$615	$240
Allowance for loan losses	7,485	4,644	4,417	4,157	4,279
Allowance for loan losses as a percentage of total loans outstanding at the end of the period	1.5%	1.0%	1.0%	1.1%	1.3%

Net charge-offs (recoveries)	704	493	285	738	1,257
Total of nonaccrual and 90 days past due loans	23,370	2,812	6	1,426	823
Nonaccrual and 90 days or more past due loans as a percentage of loans loans receivable	4.7%	0.6%	—	0.4%	0.3%

Loans receivable, net	$490,515	$476,383	$439,706	$358,059	$312,029

Investment Activities

          General. Under Washington law, savings banks are permitted to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various federal agencies, certain certificates of deposit of insured banks and savings institutions, banker’s acceptances, repurchase agreements, federal funds, commercial paper, investment grade corporate debt securities, and obligations of states and their political sub-divisions.

          The investment committee, consisting of Directors Ruecker, Shaw and Degner, have the authority and responsibility to administer our investment policy, monitor portfolio strategies, and recommend appropriate changes to policy and strategies to the board. On a monthly basis, our management reports to the board a summary of investment holdings with respective market values, and all purchases and sales of investment securities. The Chief Executive Officer has the primary responsibility for the management of the investment portfolio. The Chief Executive Officer considers various factors when making decisions, including the marketability, maturity and tax consequences of proposed investments. The maturity structure of investments will be affected by various market conditions, including the current and anticipated slope of the yield curve, the level of interest rates, the trend of new deposit inflows and the anticipated demand for funds via deposit withdrawals and loan originations and purchases.

          The general objectives of the investment portfolio are to provide liquidity when loan demand is high, to assist in maintaining earnings when loan demand is low and to maximize earnings while satisfactorily managing risk, including credit risk, reinvestment risk, liquidity risk and interest rate risk.

          At June 30, 2008, our investment portfolios consisted principally of mortgage-backed securities, U.S. Government Agency obligations, municipal bonds and mutual funds consisting of mortgage-backed securities. From time to time, investment levels may increase or decrease depending upon yields available on investment opportunities and management’s projected demand for funds for loan originations, deposits and other activities.

          Mortgage-Backed Securities. The mortgage-backed securities in our portfolios were comprised of Freddie Mac mortgage-backed securities. At June 30, 2008 the amortized cost was $37.3 million of mortgage-backed securities held in the available for sale category with a weighted average yield of 5.34%, while the mortgage-backed securities in the held to maturity portfolio $13.6 million and a weighted average yield of 5.50%.

          U.S. Government Agency Obligations. At June 30, 2008, the U.S Government and Agency Obligations available for sale amortized costs was $21.2 million with a weighted average yield of 5.02%. At June 30, 2008, no securities were held to maturity within this category.

          Fannie Mae Preferred Stock. At June 30, 2008 we held $1.0 million of Fannie Mae stock that had fair market and a book value of $635,000. An other than temporary impairment charge of $365,000 was taken for the year ended June 30, 2008. The other than temporary impairment was a result of an ongoing analysis of Fannie Mae. On September 7, 2008, the United States Government took conservatorship of Fannie Mae and Freddie Mac. These actions resulted in significant doubt that preferred shareholders of these organizations would recover their investment. As of September 10, 2008, our shares of Fannie Mae Series L preferred stock were valued at approximately $64,000. The additional impairment from July 1, 2008 through September 30, 2008 will be recorded in the quarter ended September 30, 2008.

          Municipal Bonds. The tax-exempt and taxable municipal bond portfolios were comprised of general obligation bonds (i.e., backed by the general credit of the issuer) and revenue bonds (i.e., backed by revenues from the specific project being financed) issued by various municipal corporations. All bonds are rate “A” or better and are from issuers located within the State of Washington. The weighted average yield on the tax exempt bonds (on a tax equivalent basis) was 5.32% at June 30, 2008, and the total amount of our municipal bonds was $4.6 million at June 30, 2008.

          Federal Home Loan Bank Stock. As a member of the Federal Home Loan Bank of Seattle, we are required to own capital stock in the Federal Home Loan Bank of Seattle. The amount of stock we hold is based on guidelines specified by the Federal Home Loan Bank of Seattle. The redemption of any excess stock we hold is at the discretion of the Federal Home Loan Bank of Seattle. The carrying value of Federal Home Loan Bank stock totaled $6.1 million and had a weighted average yield of 0% at June 30, 2008.

          Bank-Owned Life Insurance. We purchase bank-owned life insurance policies (“BOLI”) to offset future employee benefit costs. At June 30, 2008, we had a $15.5 million investment in life insurance contracts. The purchase of BOLI policies, and its increase in cash surrender value, is classified as “Investment in life insurance contracts” in our consolidated statements of financial condition. The income related to the BOLI, which is generated by the increase in the cash surrender value of the policy, is classified in “increase in cash surrender value of life insurance” in our consolidated statements of income.

          The following table sets forth the composition of our investment securities portfolios at the dates indicated. The amortized cost of the available for sale investments is their net book value before the mark-to-market fair value adjustment.

	At June 30,

	2008		2007		2006

	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value

	(Dollars in Thousands)
Available for sale:
Investment securities:
U.S. Government Agencies obligations	$21,167	$21,374	$24,164	$23,602	$24,167	$23,122
Municipal bonds	4,453	4,468	4,460	4,402	4,517	4,430
Mortgage-backed securities:
Freddie Mac	37,268	37,427	32,049	31,560	28,624	28,002
Fannie Mae stock	635	635	1,000	890	1,000	834

Total available for sale	63,523	63,904	61,673	60,454	58,308	56,388

Held to maturity:
Investment securities:
Municipal bonds	166	166	172	172	177	177
Mortgage-backed securities:
Freddie Mac	13,596	13,370	15,361	14,766	17,633	16,846

Total held to maturity	13,762	13,536	15,533	14,938	17,810	17,023

Total investment securities	$77,285	$77,440	$77,206	$75,392	$76,118	$73,411

          The table below sets forth information regarding the amortized cost, weighted average yields and maturities or call dates of Anchor Bank’s investment portfolio at June 30, 2008.

At June 30, 2008 Amount Due or Repricing within:

	One Year or Less		Over One to Five Years		Over Five to Ten Years

	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield

(Dollars in Thousands)
Available for sale:
Investment securities:
U.S. Treasury obligations	$—	—%	$—	—%	$—	—%
U.S. Government agencies	2,200	4.08	4,997	4.35	—	—
Municipal bonds (1)	—	—	2,224	4.55	1,065	5.59
Freddie Mac common stock	—	—	—	—	—	—
Mortgage-backed securities:
Freddie Mac	—	—	—	—	—	—
Fannie Mae Preferred Stock	635	5.13	—	—	—	—

Total available for sale	2,835	—	7,221	—	1,065	—

Held to maturity:
Investment securities:
U.S. Treasury obligations	—	—	—	—	—	—
U.S. Government agencies	—	—	—	—	—	—
Municipal bonds (1)	—	—	—	—	—	—
Freddie Mac common stock	—	—	—	—	—	—
Mortgage-backed securities:
Freddie Mac	—	—	—	—	—	—
Total held to maturity	—	—	—	—	—	—

Total	$2,835	—	$7,221		$1,065

	At June 30, 2008 Amount Due or Repricing within:

	Over Ten Years		Mortgage-Backed Securities		Totals

	Amortized Cost	Weighted Average Yield	MBS Securities Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield

	(Dollars in Thousands)
Available for sale:
Investment securities:
U.S. Treasury obligations	$—	—%	$—	—%	$—	—%
U.S. Government agencies	13,970	5.42	—	—	21,167	5.02
Municipal bonds (1)	1,164	7.02	—	—	4,453	5.44
Freddie Mac common stock	—	—	—	—	—	—
Mortgage-backed securities:
Freddie Mac	—	—	37,268	5.34	37,268	5.34
Fannie Mae Preferred Stock	—	—	—	—	635	5.13

Total available for sale	15,134	—	37,268	—	63,523

Held to maturity:
Investment securities:
U.S. Treasury obligations	—	—	—	—	—	—
U.S. Government agencies	—	—	—	—	—	—
Municipal bonds (1)	166	8.35	—	—	166	8.35
Freddie Mac common stock	—	—	—	—	—	—
Mortgage-backed securities:
Freddie Mac	—	—	13,596	5.50	13,596	5.50
Total held to maturity	166	—	13,596	—	13,762

Total	$15,300		$50,864		$77,285

(1)	Yields on tax exempt obligations are computed on a tax equivalent basis.

Deposit Activities and Other Sources of Funds

          General. Deposits and loan repayments are the major sources of our funds for lending and other investment purposes. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are influenced significantly by general interest rates and market conditions. Borrowings from the Federal Home Loan Bank of Seattle are used to supplement the availability of funds from other sources and also as a source of term funds to assist in the management of interest rate risk.

          Our deposit composition reflects a mixture with certificates of deposit accounting for approximately one-half of the total deposits and interest and non-interest-bearing checking, savings and money market accounts comprising the balance of total deposits. We rely on marketing activities, convenience, customer service and the availability of a broad range of deposit products and services to attract and retain customer deposits.

          Deposits. Substantially all of our depositors are residents of Washington State. Deposits are attracted from within our market area through the offering of a broad selection of deposit instruments, including checking accounts, money market deposit accounts, savings accounts and certificates of deposit with a variety of rates. Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. In determining the terms of our deposit accounts, we consider the development of long term profitable customer relationships, current market interest rates, current maturity structure and deposit mix, our customer preferences and the profitability of acquiring customer deposits compared to alternative sources.

          At June 30, 2008, we had $132.6 million of jumbo ($100,000 or more) certificates of deposit of which $19.1 million were public funds, which represent 34% and 4.9%, respectively, of total deposits at June 30, 2008. Anchor Bank had $34.9 million of brokered deposits at June 30, 2008. We use certificates of deposit as an alternative source of wholesale funds. In addition, at June 30, 2008 we had public unit funds of $20.1 million compared to $21.1 million at June 30, 2007. For the year ended June 30, 2008, brokered certificates of deposit decreased $41.5 million as Federal Home Loan Bank advances were used to replace these deposits as the average cost of deposits was reduced to 4.03% for the year ended June 30, 2008 from 4.13% for the year ended June 30, 2007.

          In the unlikely event we are liquidated after the conversion, depositors will be entitled to full payment of their deposit accounts prior to any payment being made to Anchor Bancorp, as the sole shareholder of Anchor Bank.

          Deposit Activities. The following table sets forth our total deposit activities for the periods indicated.

	Year Ended June 30,

	2008	2007	2006

	(In Thousands)
Beginning balance	$443,354	$399,084	$356,154
Net deposits (withdrawals) before interest credited	(68,603)	27,547	31,818
Interest credited	15,198	16,723	11,112
Net increase (decrease) in deposits	(53,405)	44,270	42,930

Ending balance	$389,949	$443,354	$399,084

          The following table sets forth information concerning our time deposits and other deposits at June 30, 2008.

Weighted Average Interest Rate	Term	Category	Amount	Minimum Balance	Percentage of Total Deposits

			(In Thousands)
1.01%	N/A	Savings accounts	$30,765		7.9%
0.36	N/A	Demand deposit accounts	47,194		12.1
3.32	N/A	Money market accounts	58,732		15.1

		Certificates of Deposit
3.07	6 month	Fixed-term, fixed rate	11,897	500	3.1
4.01	9-12 month	Fixed-term, fixed rate	49,344	500	12.7
4.73	13-16 month	Fixed-term, fixed rate	43,491	500	11.1
3.88	18-20 month	Fixed term-fixed or variable rate	39,805	500	10.2
3.72	24 month	Fixed term-fixed or variable rate	8,792	2,000	2.2
4.30	30-36 month	Fixed term-fixed or variable rate	4,968	500	1.3
4.24	48 month	Fixed term-fixed or variable rate	6,274	500	1.6
4.81	60 month	Fixed term-fixed or variable rate	16,122	500	4.1
4.39	96 month	Fixed term-fixed or variable rate	15,250	500	3.9
4.20	Other	Fixed term-fixed or variable rate	57,315	500	14.7

		TOTAL	$253,258		100.0%

          Time Deposits by Rate. The following table sets forth the time deposits in Anchor Bank classified by rates as of the dates indicated.

	At June 30,

	2008	2007	2006

	(In Thousands)

2.00 - 2.99%	$—	$—	$—
3.00 - 3.99%	30,070	—	9,561
4.00 - 4.99%	50,741	25,770	92,623
5.00 - 5.99%	110,182	96,276	141,553
6.00 - 6.99%	62,085	184,244	28,319
7.00 - 7.99%	180	4,301	4,500
8.00 - 8.99%	—	176	165

Total	$253,258	$310,767	$276,721

          Time Deposit Certificates. The following table sets forth the amount and maturities of time deposit certificates at June 30, 2008.

	Amount Due

	Within 1 Year	After 1 Year Through 2 Years	After 2 Years Through 3 Years	After 3 Years Through 4 Years	Beyond 4 Years	Total

	(In Thousands)

2.00 - 2.99%	$—	$—	$—	$—	$—	$—
3.00 - 3.99%	27,651	2,419	—	—	—	30,070
4.00 - 4.99%	30,696	18,084	1,862	3,258	1,841	50,741
5.00 - 5.99%	66,306	30,987	3,699	1,851	7,339	110,182
6.00 - 6.99%	54,118	589	6,027	315	1,036	62,085
7.00 - 7.99%	180	—	—	—	—	180

Total	$178,951	$52,079	$11,588	$5,424	$10,216	$253,258

          The following table indicates the amount of our jumbo certificates of deposit by time remaining until maturity as of June 30, 2008. Jumbo certificates of deposit are certificates in amounts of $100,000 or more.

Maturity Period	Time Deposit Certificates

(In Thousands)

Three months or less	$201
Over three through six months	3,784
Over six through twelve months	13,163
Over twelve months	115,496

Total	$132,644

          Deposit Flow. The following table sets forth the balances of deposits in the various types of accounts we offered at the dates indicated.

	At June 30,

	2008			2007			2006

	Amount	Percent of Total	Increase/ (Decrease)	Amount	Percent of Total	Increase/ (Decrease)	Amount	Percent of Total

	(Dollars in Thousands)

Savings deposits	$30,765	7.9%	$(1,049)	$31,814	7.2%	$(4,800)	$36,614	9.2%
Demand deposit accounts	47,194	12.1	3,667	43,527	9.8	714	42,813	10.7
Money market accounts	58,732	15.1	1,486	57,246	12.9	14,309	42,936	10.8
Fixed-rate certificates which mature in the year ending:
Within 1 year	145,245	37.2	(38,659)	183,904	41.5	(52,800)	131,104	32.9
After 1 year, but within 2 years	38,676	9.9	5,589	33,087	7.5	(29,205)	62,292	15.6
After 2 years, but within 5 years	19,203	4.9	(20,594)	39,797	9.0	5,130	34,667	8.7
Certificates maturing thereafter	8,020	2.1	3,923	4,097	0.9	(4,721)	8,818	2.2
Variable rate certificates	42,114	10.8	(7,768)	49,882	11.3	10,042	39,840	10.0

Total	$389,949		$(53,405)	$443,354		$44,270	$399,084

          Borrowings. Customer deposits are the primary source of funds for our lending and investment activities. We do, however, use advances from the Federal Home Loan Bank of Seattle to supplement our supply of lendable funds to meet short-term deposit withdrawal requirements and also to provide longer term funding to better match the duration of selected loan and investment maturities.

          As one of our capital management strategies, we have used advances from the Federal Home Loan Bank of Seattle to fund loan originations in order to increase our net interest income. Depending upon the retail banking activity and the availability of excess post conversion capital that may be provided to us, we will consider and undertake additional leverage strategies within applicable regulatory requirements or restrictions. Such borrowings would be expected to primarily consist of Federal Home Loan Bank of Seattle advances.

          As a member of the Federal Home Loan Bank of Seattle, we are required to own capital stock in the Federal Home Loan Bank of Seattle and are authorized to apply for advances on the security of that stock and certain of our mortgage loans and other assets (principally securities which are obligations of, or guaranteed by, the U.S. Government) provided certain creditworthiness standards have been met. Advances are individually made under various terms pursuant to several different credit programs, each with its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based on the financial condition of the member institution and the adequacy of collateral pledged to secure the credit. We maintain a committed credit facility with the Federal Home Loan Bank of Seattle that provides for immediately available advances up to an aggregate of 30% of the prior quarter’s total assets of Anchor Bank, or $186.7 million. At June 30, 2008, outstanding advances to Anchor Bank from the Federal Home Loan Bank of Seattle totaled $165.2 million.

          The following table sets forth information regarding Federal Home Loan Bank of Seattle advances by us at the end of and during the periods indicated. The table includes both long- and short-term borrowings.

	Year Ended June 30,

	2008	2007	2006

	(Dollars in Thousands)
Maximum amount of borrowing outstanding at any month end:
Federal Home Loan Bank advances	$165,165	$104,248	$99,943

Approximate average borrowing outstanding:
Federal Home Loan Bank advances	144,964	98,086	81,058

Approximate weighted average rate paid on:
Federal Home Loan Bank advances	5.15%	5.59%	5.50%

	At June 30,

	2008	2007	2006

	(Dollars in Thousands)
Balance outstanding at end of period:
Federal Home Loan Bank advances	$165,165	$96,665	$99,943

Weighted average rate paid on:
Federal Home Loan Bank advances	5.00%	5.47%	5.57%

Subsidiaries and Other Activities

          Anchor Bank. Anchor Bank has one wholly-owned subsidiary, Anchor Financial Services, Inc., that is currently inactive. At June 30, 2008, Anchor Bank’s equity investment in Anchor Financial Services, Inc. was $302,000.

Competition

          Anchor Bank operates in an intensely competitive market for the attraction of deposits (generally its primary source of lendable funds) and in the origination of loans. Historically, its most direct competition for deposits has come from large commercial banks, thrift institutions and credit unions in its primary market area. In times of high interest rates, Anchor Bank experiences additional significant competition for investors’ funds from short-term money market securities and other corporate and government securities. Anchor Bank’s competition for loans comes principally from mortgage bankers, commercial banks and other thrift institutions. Such competition for deposits and the origination of loans may limit Anchor Bank’s future growth and earnings prospects.

Charitable Foundation

          General. In furtherance of our commitment to the communities we serve, we have voluntarily established a charitable foundation in connection with our conversion from the mutual to stock form of organization. The plan of conversion provides that the foundation will be established as a non-stock corporation and will be funded with an initial contribution of stock equal to 150,000 of the shares of common stock to be sold in the offering and $500,000. The form of funding shall be 100% common stock, with the value of the contribution being $2.0 million based on the maximum of the offering range. The contribution of common stock to the foundation will be dilutive to the interests of shareholders. Anchor Bancorp has no plans to provide additional funding beyond this initial contribution over the next three years. The contribution of common stock to the foundation will not be included in determining whether the minimum number of shares of common stock (3,825,000) has been sold in order to complete the offering.

          Purpose of the Foundation. The purpose of the Anchor Bancorp Foundation is to provide funding to support charitable causes and community development activities in the communities we serve. The Anchor Bancorp Foundation is being formed as a complement to our existing community activities. We currently contribute funds to support local community activities and actively encourage our employees to volunteer their time, raise funds and contribute their personal funds to a wide range of local and national charitable organizations, including the United Way, the American Cancer Society, the Heart Association, Habitat for Humanity, local schools, and other community-oriented organizations. The foundation is completely dedicated to community activities and the promotion of charitable causes, and may be able to support these activities in ways that are not currently available to us.

          We believe the establishment of a charitable foundation is consistent with our long-term commitment to community service. The board of directors further believes that the funding of the foundation with common stock of Anchor Bancorp is a means of enabling the communities served by us to share in the growth and success of Anchor Bancorp long after completion of the conversion. The foundation will accomplish that goal by providing for continued ties between the foundation and Anchor Bank, thereby forming a partnership with our community. The establishment of the foundation will also enable Anchor Bancorp and Anchor Bank to develop a unified charitable donation strategy and will centralize the responsibility for administration and allocation of corporate charitable funds.

          Structure of the Anchor Bancorp Foundation. The foundation has been incorporated under Washington law as a non-stock corporation. Its initial board of trustees will consist of persons who are directors or employees of Anchor Bank, as well as one independent trustees. Trustees of the foundation who are affiliated with Anchor Bankare not expected to be paid additional compensation for their service on the foundation’s board. The articles of incorporation of the foundation will provide that the corporation is organized exclusively for charitable purposes, including development in the local community, as set forth in Section 501(c)(3) of the Internal Revenue Code. The foundation’s articles of incorporation or bylaws also provide that no part of its earnings will inure to the benefit of, or be distributable to, its trustees, officers or members.

          The authority for the affairs of the foundation will be vested in its board of trustees. The trustees of the foundation are responsible for establishing the foundation’s policies with respect to grants or donations by the foundation, consistent with the purpose for which the foundation was established. Although no formal policy governing the foundation grants exists at this time, the foundation’s board of trustees will adopt such a policy prior to receiving the contribution. As trustees of a not-for-profit corporation, trustees of the foundation are at all times be bound by their fiduciary duty to advance the foundation’s charitable goals, to protect the assets of the foundation and to act in a manner consistent with the charitable purpose for which the foundation was established. The trustees of the foundation are also responsible for directing the foundation’s activities, including the management of the common stock of Anchor Bancorp. The board of trustees of the foundation will appoint such officers as may be necessary to manage its operation. The foundation may use employees of Anchor Bank as its volunteer support staff.

          The foundation has committed to the Federal Deposit Insurance Corporation that all shares of common stock held by the foundation will be voted in the same ratio as all other shares of Anchor Bancorp’s common stock on all proposals considered by shareholders of Anchor Bancorp.

          As a private foundation under Section 501(c)(3) of the Internal Revenue Code, the foundation is required to distribute annually in grants or donations, a minimum of 5% of the average fair market value of its net investment assets.

          Upon completion of the conversion and the contribution of shares to the foundation, Anchor Bancorp would have 3,975,000, 4,650,000 and 5,325,000 shares issued and outstanding at the minimum, midpoint and maximum of the estimated valuation range. Because Anchor Bancorp will have an increased number of shares outstanding, the voting and ownership interests of purchasers of common stock in the offering will be diluted by 3.8% and 2.8% at the minimum and maximum of the offering, respectively, as compared to their interests in Anchor Bancorp if the foundation was not established. For additional discussion of the dilutive effect, see “Pro Forma Data.” If the foundation was not established and funded as part of the conversion, RP Financial estimates that the pro forma valuation of Anchor Bancorp would be greater; and as a result, a greater number of shares of common stock would be issued in the offering. At the minimum, midpoint and maximum of the valuation range, the pro forma valuation of Anchor Bancorp is $39.8 million, $46.5 million, and $53.3 million with the foundation, as compared with $40.4 million, $47.5 million, and $54.6 million, respectively, without the foundation. See “Comparison of Valuation and Pro Forma Information With and Without Charitable Foundation.”

          Regulatory Conditions Imposed on the Anchor Bancorp Foundation. The Federal Deposit Insurance Corporation imposes numerous requirements on the establishment and operation of a charitable foundation. As a result, the Anchor Bancorp Foundation is subject to these requirements, including but not limited to the following:

(a)	examination by the Federal Deposit Insurance Corporation, at the foundation’s expense, and compliance with supervisory directives imposed by the Federal Deposit Insurance Corporation;

(b)	the foundation must provide the Federal Deposit Insurance Corporation with a copy of the annual report it submits to the Internal Revenue Service;

(c)

as long as the foundation controls shares of Anchor Bancorp, those shares must be voted in the same ratio as all other shares are voted on each proposal considered by the shareholders, subject to certain exceptions;

(d)	the foundation must operate according to written policies adopted by its board of trustees, including a conflict of interest policy; and

(e)	the foundation must not engage in self-dealing, and must comply with all laws necessary to maintain the foundation’s tax-exempt status.

Natural Disasters

          Grays Harbor, Thurston, Lewis, Pierce, Mason, Kitsap, Clark and King counties, where substantially all of the real and personal properties securing our loans are located, is an earthquake-prone region. We have not suffered any losses in the last five years from earthquake damage to collateral secured loans, which include the July 1999 and February 2001 major earthquakes in the region. Although we have experienced no losses related to earthquakes, a major earthquake could result in material loss to us in two primary ways. If an earthquake damages real or personal properties collateralizing outstanding loans to the point of insurable loss, material loss would be suffered to the extent that the properties are uninsured or inadequately insured. A substantial number of our borrowers do not have insurance which provides for coverage as a result of losses from earthquakes. In addition, if the collateralized properties are only damaged and not destroyed to the point of total insurable loss, borrowers may suffer sustained job interruptions or job loss, which may materially impair their ability to meet the terms of their loan obligations. While risk of credit loss can be insured against by, for example, job interruption insurance or “umbrella” insurance policies, such forms of insurance often are beyond the financial means of many individuals. Accordingly, for most individuals, sustained job interruption or job loss would likely result in financial hardship that could lead to delinquency in their financial obligations or even bankruptcy. Accordingly, no assurances can be given that a major earthquake in our primary market area will not result in material losses to us.

Employees

          At June 30, 2008, we had 164 full-time employees and 26 part-time employees. Our employees are not represented by any collective bargaining group. We consider our employee relations to be good.

Properties

          At June 30, 2008, we had one administrative office, 20 full service banking offices and two loan centers. Ten of the locations are owned and 13 locations are leased. At June 30, 2008, the net book value of our investment in premises, equipment and leaseholds was approximately $15.1 million. The net book value of our data processing and computer equipment at June 30, 2008 was $285,000.

          The following table provides a list of our main and branch offices and indicates whether the properties are owned or leased:

Location	Leased or Owned	Lease Expiration Date	Square Footage	Net Book Value at June 30, 2008

				(In Thousands)
ADMINISTRATIVE OFFICE

100 West First Aberdeen, Washington 98520	Owned	—	7,410	$2,824

BRANCH OFFICES:

Aberdeen (1) (2) 120 N. Broadway Aberdeen, Washington 98520	Owned	—	17,550	1,657

Location	Leased or Owned	Lease Expiration Date	Square Footage	Net Book Value at June 30, 2008

				(In Thousands)
Centralia (2) 604 S. Tower Centralia, Washington 98531	Owned	—	3,000	947

Chehalis (3) 1601 NW Louisiana Avenue Chehalis, Washington 98532	Leased	4/30/13	683	252

Covington (3) 17432 SE 270th Place Covington, Washington 998042	Leased	1/31/10	582	160

Elma (2) 216 S. Third Street Elma, Washington 98541	Owned	—	2,252	415

Hawk’s Prairie (3) 1401 Galaxy Drive SE Lacey, Washington 98509	Leased	10/31/12	619	212

Hoquiam 701 Simpson Avenue Hoquiam, Washington 98550	Leased	3/31/09	550	28

Lacey (4) 601 Woodland Square Loop SE Lacey, Washington 98503	Owned	—	13,505	2,453

Lakewood 7001 Bridgeport Way W. Lakewood, Washington 98499	Leased	1/31/12	971	286

Martin Way 4250 Martin Way E. Building 4, Suite 107 Olympia, Washington 98516	Leased	6/30/13	1,813	327

Montesano (5) 211-B Pioneer Avenue East Montesano, Washington 98563	Leased	10/31/08	600	1,642

Ocean Shores (2) 795 Pt. Brown Avenue NW Ocean Shores, Washington 98569	Owned	—	2,550	759

Olympia (2) 2610 Harrison Avenue West Olympia, Washington 98507	Owned	—	1,882	584

Location	Leased or Owned	Lease Expiration Date	Square Footage	Net Book Value at June 30, 2008

				(In Thousands)
Poulsbo (3) 21200 Olhava Way NW Poulsbo, Washington 98370	Leased	1/31/11	612	218

Puyallup (3) 16502 Meridian Avenue E, Suite B Puyallup, Washington 98375	Leased	1/31/12	982	293

Shelton (3) 100 E. Wallace Kneeland Boulevard Shelton, Washington 98584	Leased	5/31/13	673	122

Spanaway (3) 20307 Mountain Highway Spanaway, Washington 98387	Leased	1/31/12	886	302

Vancouver SE (3) 430 SE 192nd Avenue Vancouver, Washington 98587	Leased	1/31/11	612	236

Westport (2) 915 N. Montesano Westport, Washington 98595	Owned	—	3,850	1,171

Yelm (3) 17100 State Route 507 SE Yelm, Washington 98597	Leased	7/30/12	577	313

LOAN OFFICES:

Aberdeen 211 E. Market Street Aberdeen, Washington 98520	Owned	—	12,825	97

Aberdeen 215 E. Market Street Aberdeen, Washington 98520	Owned	—	12,000	232

(1)	Includes home branch.

(2)	Drive-up ATM available.

(3)	Wal-Mart locations.

(4)	Includes space leased.

(5)	Includes construction in process for new location.

Legal Proceedings

          Anchor Bank from time to time is involved in various claims and legal actions arising in the ordinary course of business. There are currently no matters that in the opinion of management, would have material adverse effect on our consolidated financial position, results of operation, or liquidity.

MANAGEMENT

Management Structure

          The board of directors of Anchor Bancorp consists of the same individuals who currently serve as directors of Anchor Bank. The composition of our board of directors and the board of Anchor Bank will remain unchanged following the conversion. In addition, following the conversion each of the executive officers of Anchor Bancorp will continue to serve as an executive officer of Anchor Bank.

          Currently, Anchor Bank compensates all of the executive officers and directors. Anchor Bancorp reimburses Anchor Bank on a quarterly basis for the time that executive officers spend on holding company matters. Following the conversion, we intend to continue these practices unless Anchor Bancorp begins engaging in significant business apart from being the holding company of Anchor Bank, in which case, Anchor Bancorp may begin compensating its officers and directors separately.

Our Directors

          The directors of Anchor Bancorp are the same persons who currently serve as directors of Anchor Bank. Each director will serve until the first annual meeting of shareholders of Anchor Bancorp, at which time each director will stand for election. The board will be divided into three classes, so that approximately one-third of the directors are elected at each annual meeting of shareholders. Currently, the directors of Anchor Bank are elected annually by the directors. Following the conversion, the directors of Anchor Bancorp will be elected annually by its shareholders. However, Anchor Bancorp will elect the directors of Anchor Bank, as its sole shareholder.

          The table below sets forth certain information, as of June 30, 2008, regarding the members of the board of directors of Anchor Bank, including the term of office for each board member.

Name	Age	Positions Held	Director Since	Current Term of Office Expires

Robert D. Ruecker	59	Chairman of the Board	1984	2008
Jerald L. Shaw	62	President and Chief Executive Officer	1990	2008
Douglas A. Kay	52	Vice Chairman of the Board	1991	2009
George W. Donovan	53	Director	1998	2009
Terri L. Degner	45	Executive Vice President and Chief Financial Officer	2007	2009
James A. Boora	62	Director	1988	2010
Will Foster	57	Director	1990	2010
Dennis C. Morrisette	63	Director	1998	2010

The Business Background of Our Directors

          The business experience of each director for at least the past five years is set forth below.

          Robert D. Ruecker is retired. Prior to his retirement, he served as the Human Resources Director for Grays Harbor Paper, L.P., a business papers manufacturer, from September 2000 until June 2007. Currently, he volunteers for Rebuilding Together and assists the Grays Harbor College athletic director.

          Jerald L. Shaw is the President and Chief Executive Officer of Anchor Bank, positions he has held since July 2006. He has also served in those capacities for Anchor Bancorp since its formation in September 2008. Prior to serving as President and Chief Executive Officer, he served as Chief Operating Officer from 2004 to 2006 and as Chief Financial Officer from 1988 to 2002. Prior to that, he served Anchor Bank and its predecessor, Aberdeen Federal Savings and Loan Association, in a variety of capacities since 1976. Mr. Shaw is on the Aberdeen Rotary Club and the Aberdeen Lions Club, and volunteers for Habitat for Humanity.

          Douglas A. Kay is self-employed Certified Public Accountant specializing in accounting, consulting, business valuation, litigation support and fraud investigation. Prior to that, he was employed by the public accounting firm of McSwain and Company, PS from 2001 to 2006. Mr. Kay is active with a number of local youth sports organizations including Trinity Youth Sport, the YMCA and Black Hills Youth Baseball.

          George W. Donovan is the Secretary and Treasurer of Barrier West, Inc., a trucking and heavy equipment provider, a position he has held since 1992. He is also President of Geo Dan Land, Inc., a position he has held since 1993. Mr. Donovan coaches several youth sports teams, is a member of the St. Mary’s Parish Council and is on the board of directors of the Grays Harbor Community Foundation.

          Terri L. Degner is the Executive Vice President, Chief Financial Officer and Treasurer of Anchor Bank, positions she has held since 2004. She has also served in those capacities for Anchor Bancorp since its formation in September 2008. Prior to serving as Executive Vice President, Chief Financial Officer and Treasurer, Ms. Degner has served Anchor Bank in a variety of capacities since 1990, including as Senior Vice President and Controller from 1994 to 2004. Ms. Degner also serves on the board of directors and finance committee of NeighborWorks of Grays Harbor.

          James A. Boora served as President and Chief Executive Officer of Anchor Bank from 1989 until his retirement in April 2006. Prior to that, he served Anchor Bank and its predecessor, Aberdeen Federal Savings and Loan Association, in a variety of capacities since 1971. Mr. Boora is active in a number of organizations in the local community and serves on the board of directors of the Grays Harbor College Foundation, the Grays Harbor Community Foundation and the Aberdeen Senior Center. He served as chairman of the Washington Community Reinvestment Association and is a member and past president of the Aberdeen Rotary Club. Mr. Boora is currently volunteering his time to assist on a financial services project for the Coastal Community Action Program in Aberdeen, Washington.

          Will Foster is a principal and architect with Street Lundgren & Foster Architects, a firm with which he has been affiliated for 32 years. He is also involved in the Aberdeen Lions Club, is on the board of directors of NeighborWorks of Grays Harbor and is the Chairman of the Montesanto Planning Commission.

          Dennis C. Morrisette is the retired sheriff of Grays Harbor County, a position he held from 1979 to 1998. In addition, he served as the Interim City Manager for the City of Ocean Shores from February until June 2008, the County Commissioner for Grays Harbor from 2001 until 2004 and the Grays Harbor Community Hospital Development Director for 2001. Mr. Morrisette serves on the board of directors of Grays Harbor Community Hospital and is Chairman of the Planning Committee. He also serves as Chairman of the Advisory Committee of the Aberdeen Senior Center.

Directors’ Compensation

          The following table shows the compensation paid to our non-employee directors for the year ended June 30, 2008. Directors who are employees of Anchor Bank are not compensated for their services as directors; accordingly compensation information for Jerald Shaw, who is our President and Chief Executive Officer, and Terri Degner, who is our Executive Vice President and Chief Financial Officer, is included in the section entitled “Executive Compensation.”

Name	Fees Earned or Paid in Cash ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(1)	All Other Compensation ($)	Total ($)

James A. Boora	16,040	42,560	96,000 (2)	154,600
George W. Donovan	16,665	—	—	16,665
Will Foster	16,665	—	—	16,665
Douglas A. Kay	17,445	—	—	17,445
Dennis C. Morrisette	17,445	—	—	17,445
Robert D. Ruecker	17,445	—	—	17,445

(1)

Represents aggregate change between June 30, 2007 and June 30, 2008 in the actuarial present value of the director’s accumulated benefit under the phantom stock plan, which is described below. With the exception of Mr. Boora’s benefit, the values of the benefits for each of the other directors decreased. The aggregate decrease for each directors is as follows: $3,040 for Mr. Donovan, $5,121 for Mr. Foster, $4,066 for Mr. Kay, $5,359 for Mr. Morrisette and $5,986 for Mr. Ruecker.

(2)	Mr. Boora, our former President and Chief Executive Officer, receives payments pursuant to a retirement agreement which is described below.

          Non-employee directors of Anchor Bank receive a monthly retainer of $625, as well as a fee of $625 for each board meeting attended. Members of the Audit and Senior Loan committees receive a fee of $260 per committee meeting attended. Anchor Bank’s board of directors sets the amount of fees paid for service on the board and has not increased these fees since 2005. For fiscal 2009, the board increased the directors’ fees to a monthly retainer of $700, with the exception of the chairman of the board, who receives a monthly retainer of $1,120, and the chairman of the audit committee, who receives a monthly retainer of $910. The board also increased the fee for board meeting attendance from $625 to $700.

          Anchor Bank maintains a phantom stock plan for the benefit of the directors and certain executive officers. The plan is a non-qualified, unfunded deferred compensation plan. Each director participates in the plan. For more information regarding the phantom stock plan, see the discussion included in “– Non-Qualified Deferred Compensation” herein.

          Anchor Bank entered into an agreement with James A. Boora in connection with his retirement as President and Chief Executive Officer in 2006. The agreement was effective as of June 1, 2006 and terminates on June 30, 2011. Pursuant to the agreement, Mr. Boora receives a monthly fee of $8,000 as compensation for past services and for any consulting services he provides at Anchor Bank’s request. However, Mr. Boora has not provided consulting services and it is not expected that he will provide any consulting services in the future. The agreement also requires Anchor Bank to provide the medical, dental and vision benefits Mr. Boora would have received had he remained President and Chief Executive Officer. The agreement contains a non-competition clause that prohibits Mr. Boora from competing with the business of Anchor Bank in any city, town or county in which it has an office.

Meetings and Committees of the Board of Directors

          In connection with the completion of the conversion, Anchor Bancorp will establish a nominating and corporate governance committee, a compensation committee and an audit committee. All of the members of these committees will be independent directors as defined in the listing standards of The Nasdaq Stock Market. We plan to have written charters for each committee available on our website at www.anchornetbank.com.

          The board of directors of Anchor Bank meets monthly plus strategic planning meetings once or twice per year. During the year ended June 30, 2008, the board of directors held 15 meetings. No director attended fewer than 75% of the total meetings of the board of directors and committees on which he or she served during this period.

Anchor Bank currently has standing Executive, Audit, Executive Loan, Senior Loan, Compensation and Nominating Committees.

          The Executive Committee consists of Directors Shaw, Foster, Kay and Ruecker (Chairman). The committee meets on an as needed basis to discuss items of concern to Anchor Bank. The flexible meeting schedule allows for advance discussion of items appearing on the board agenda and review of issues of concern that arise in between scheduled board meetings. The Executive Committee met one time during the year ended June 30, 2008.

          The Audit Committee consists of Directors Kay (Chairman), Morrisette and Ruecker. The Audit Committee meets quarterly and on an as needed basis. The Audit Committee oversees the design and operation of Anchor Bank’s internal controls for safeguarding its assets and ensuring the quality and integrity of financial reporting. The committee hires the independent auditor and reviews the audit report prepared by the independent auditor. The Audit Committee met four times during the year ended June 30, 2008.

          The Executive Loan Committee consists Director Shaw, the Chief Lending Officer (Chairman), Chief Commercial Loan Officer, Chief Financial Officer, Credit Administrator and Senior Credit Analyst. The committee meets on a weekly basis to approve or decline those loans that exceed the authority vested in Anchor Bank’s Loan Approval Delegation and makes recommendations to the board of directors or the Senior Loan Committee regarding those loans that exceed its approval authority. The committee also has the authority to set interest rates, terms and conditions for the Bank’s loan programs and may extend, modify, defer, purchase, participate or sell Anchor Bank’s existing or potential investment in any loan or extension of credit subject to limitations established in the Loan Committee Authority and Approval Policy. The Executive Loan Committee met 50 times during the year ended June 30, 2008.

          The Senior Loan Committee consists of Directors Shaw, Degner, Donovan and Foster, and Chief Lending Officer Gregory H. Schultz (Chairman). The Committee meets on an as needed basis to provide timely approval on those loans or other requests that exceed the authority of the Executive Loan Committee. The Senior Loan Committee has authority to set interest rates, terms and conditions for any loan, modification, extension, deferral or participation, or sell Anchor Bank’s existing or potential investment in any loan or extension of credit, provided that such authority shall be limited to transactions the aggregate of which shall not exceed $6 million in loans to one borrower. The Senior Loan Committee met once during the year ended June 30, 2008.

          The Compensation Committee consists of Directors Ruecker (Chairman), Kay, Boora, Donovan, Foster and Morrisette. This committee meets n an as needed basis, and provides general oversight regarding the personnel, compensation and benefits matters of Anchor Bank. The Compensation Committee met once during the year ended June 30, 2008.

          The Nominating Committee has a rotating membership so that no one standing for re-election is on the committee. The current committee consists of Directors Kay (Chairman), Boora and Donovan is responsible for the annual selection of nominees for election as directors. This committee met once during the year ended June 30, 2008.

Corporate Governance Policies and Procedures

          Anchor Bank has adopted a Code of Business Conduct and Ethics and a Conflict of Interest Policy that are applicable to directors, officers and employees. Following the conversion, Anchor Bancorp will adopt a corporate governance policy and a code of business conduct and ethics. The corporate governance policy is expected to cover such matters as the following:

•	the duties and responsibilities of each director;

•	the composition, responsibilities and operation of the board of directors;

•	the establishment and operation of board committees, including audit, nominating and compensation committees;

•	succession planning;

•	convening executive sessions of independent directors;

•	the board of directors’ interaction with management and third parties; and

•	the evaluation of the performance of the board of directors and the Chief Executive Officer.

The code of business conduct and ethics, which is expected to apply to all employees and directors, will address conflicts of interest, the treatment of confidential information, general employee conduct and compliance with applicable laws, rules and regulations. In addition, the code of business conduct and ethics will be designed to deter wrongdoing and to promote honest and ethical conduct in every respect.

          We currently do not have any outside shareholders. Following the conversion, Anchor Bancorp will establish a process for shareholders to communicate with the board of directors. A policy regarding board member attendance at annual meetings of shareholders will also be established.

Executive Officers Who Are Not Directors

          The current executive officers of Anchor Bancorp consist of the same individuals who are executive officers of Anchor Bank. Each executive officer of Anchor Bank and Anchor Bancorp will retain his or her office following the conversion. The business experience for at least the past five years for the executive officers who do not serve as directors of Anchor Bancorp or Anchor Bank is set forth below.

          Brett A. Nielsen, age 40, is our Senior Vice President and Retail Division Manager, a position he has held since June 2006. Prior to that, he served as our Vice President and Loan Sales Manager from 2005 to 2006 and as our Assistant Vice President and Branch Manager from 2005 to 2006. Prior to joining Anchor Bank, Mr. Nielsen was employed by Washington Mutual Bank from 1992 to 2005 in a variety of positions, including as a branch manager and residential lender. Mr. Nielsen volunteers with the Boy Scouts of America and the Salvation Army, and is a member of the Aberdeen Rotary Club.

          Gregory H. Schultz, age 55, is our Senior Vice President and Chief Lending Officer, a position he has held since February 2008. Prior to joining Anchor Bank, Mr. Schultz was the Senior Commercial Lending Officer for Silverstate Bank from May 2007 through January 2008, and was employed by Community Bank of Nevada for ten years in a variety of positions, including most recently as Chief Lending Officer. Mr. Schultz volunteers with Rebuilding Together, the YMCA and the March of Dimes.

Compensation Discussion and Analysis

          In this section, we will give an overview of our compensation program, the material compensation decisions we have made under the program and the material factors that we considered in making those decisions. Following this discussion, in the section entitled “Executive Compensation,” we provide a series of tables containing specific information about the compensation earned in the year ended June 30, 2008 by the following officers, who are known as our named executive officers:

Jerald L. Shaw, President and Chief Executive Officer
Terri L. Degner, Executive Vice President, Chief Financial Officer and Treasurer
Brett A. Nielsen, Senior Vice President and Retail Division Manager

          Compensation Committee. The Compensation Committee is responsible for evaluating the performance of our Chief Executive Officer, while the Chief Executive Officer evaluates the performance of other senior officers of the Bank and makes recommendations to the Committee regarding compensation levels.

          Objectives and Overview of the Compensation Program. Our executive compensation policies are designed to establish an appropriate relationship between executive pay and the annual and long-term performance of Anchor Bank, to reflect the attainment of short- and long-term financial performance goals, to enhance our ability to attract and retain qualified executive officers, and to align to the greatest extent possible the interests of management and shareholders. The principles underlying the executive compensation policies include the following:

•	to attract and retain key executives who are vital to our long-term success and are of the highest caliber;

•	to provide levels of compensation competitive with those offered to community banks in the Pacific Northwest and consistent with our level of performance;

•	to motivate executives to enhance long-term financial performance of Anchor, and

•	to integrate the compensation program with our annual and long-term strategic planning and performance measurement processes.

          The Committee considers a variety of subjective and objective factors in determining the compensation package for individual executives, including: (1) the performance of Anchor Bank as a whole, with emphasis on annual performance factors and long-term objectives; (2) the responsibilities assigned to each executive; and (3) the performance of each executive of assigned responsibilities as measured by our progress during the year.

          Compensation Program Elements. The Compensation Committee focuses primarily on the following three components in forming the total compensation program for our executive officers:

•	base salary;

•	incentive compensation; and

•	deferred compensation.

The current compensation plans involve a combination of salary and incentive compensation to reward short-term performance, and phantom stock grants as a method of providing deferred compensation.

          Base Salary. The purpose of base salary is to create a secure base of cash compensation for our employees, reflecting each employee’s level of responsibilities. Salary levels are designed to be competitive within the banking and financial services industries in the Northwest. In setting salary levels, the Compensation Committee regularly evaluates current salary levels by surveying similar institutions in Washington, Oregon, the Northwest and the United States. The survey analysis focuses primarily on asset size, nature of ownership, type of operation and other common factors. Specifically, the Committee annually reviews the Northwest Financial Industry Salary Survey prepared by Milliman USA in association with the Washington Bankers Association, the Washington Financial League and the Oregon Bankers Association, covering 116 Northwest financial organizations. The Committee also reviews comparative information gathered by management from FDIC data.

          Incentive Compensation Program. We believe it is appropriate to provide individuals who have key decision-making roles with a meaningful portion of their expected compensation “at risk,” contingent upon meeting pre-defined Anchor Bank performance requirements and/or individual performance objectives. Our incentive compensation plan is designed to provide for incentive compensation with established targets of 30% salary for the Chief Executive Officer, 30% salary for the Chief Operating Officer, 15% to 30% salary for executive vice presidents and 10% to 15% of salary of senior management. Certain other officers may participate in the plan at a level of 10% to 30% of salary. We may utilize the services of compensation consultants, as needed, to remain fair and competitive in the future.

          The Compensation Committee approves goals and incentive participation each year. Individual participant goals and performance modifier targets are communicated to participants in writing in the first quarter of the fiscal year to which the goals apply. Goals are measured against performance after the end of the fiscal year and results are communicated to each participant during the month following the year-end audit. The performance modifier ranges from zero to a maximum of two times the salary at the risk percentage. In making awards under the incentive compensation plan, the Compensation Committee, the Chief Executive Officer and Chief Operating Officer or executive officers, as appropriate, review quantifiable data versus a plan approved by the Board. The plan also provides for subjective evaluation of performance by the Committee, the Chief Executive Officer and Chief Operating Officer or executive officers, as appropriate.

          Currently, performance measures consist of profitability, loan production, deposit growth and efficiency. Participant salaries are recorded, with specific goals tied to Anchor Bank’s goals for the year, and a percentage of compensation is noted as “salary at risk.” For example, if the Chief Executive Officer’s salary is $215,000 per year with a 30% salary at risk factor, the opportunity for salary at risk compensation is $64,500 if goals are met at 100%. The salary at risk is divided into several goals based on annual goals of Anchor Bank. A performance modifier is used to determine the percentage of the goal met. A goal partially met at 88% with a weight factor of 25% of salary at risk would look like this:

          $215,000 × 30% at risk = $64,500

Goal Weight	Performance Modifier	Result

0.25	0.88	0.22

          $64,500 × .22 = $14,190

          Performance goals are assessed annually and paid following the fiscal year end. The following table details the goals of each of the named executive officer’s performance incentive for the year ended June 30, 2009.

	Performance Goal

Name	Profit	Loan Production	Deposit Growth	Efficiency Ratio

Jerald L. Shaw	25%	25%	25%	25%
Terri L. Degner	25%	25%	25%	25%
Brett A. Nielsen	25%	30%	25%	20%

          For the fiscal year ended June 30, 2008, Anchor Bank did not achieve any of the goals set with respect to annual performance incentives. Accordingly, the named executive officers did not receive any incentive plan compensation. For the fiscal year ending June 30, 2009, the following goals have been set:

	Minimum Threshold	Maximum Threshold

Net Worth	$2,891,376	$5,000,000
Loans	$92,000,000	$161,000,000
Deposits	$80,000,000	$126,000,000
Efficiency Ratio	76.92%	75.00%

          Deferred Compensation. Anchor Bank maintains a phantom stock plan for the benefit of certain directors and executive officers. The plan is a non-qualified, unfunded deferred compensation plan. Awards under the plan are granted in the form of phantom stock shares. At the time an award is granted, the value of each share of awarded phantom stock is determined by the committee that administers the plan, based on its determination of Anchor Bank’s value at the time of grant. Each year thereafter, the value of the phantom stock is redetermined by the committee, to reflect the then-current value of Anchor Bank.

Compensation Committee Report

          The Compensation Committee of Anchor Bank has submitted the following report for inclusion in this prospectus:

          We have reviewed and discussed the Compensation Discussion and Analysis contained in this prospectus with management. Based on our review of and the discussion with management with respect to the Compensation Discussion and Analysis, we recommend that the Compensation Discussion and Analysis be included in this prospectus.

          The foregoing report is provided by the Compensation Committee:

James A. Boora	Douglas A. Kay
George W. Donovan	Dennis C. Morrisette
Will Foster	Robert D. Ruecker

Executive Compensation

          Summary Compensation Table. The following table shows information regarding 2008 compensation for our named executive officers.

Name and Principal Position	Year	Salary ($)	Non-Equity Incentive Plan Compensation ($)(1)	Change in Pension Value and Deferred Compensation Earnings ($)(2)	All Other Compen- sation ($)(3)	Total ($)

Jerald L. Shaw	2008	210,650	—	(4)	11,929	222,579
President and Chief Executive Officer

Terri L. Degner	2008	117,700	—	(5)	7,600	125,300
Executive Vice President, Chief Financial Officer and Treasurer

Brett A. Nielsen	2008	91,460	—	—	2,625	94,085
Senior Vice President and Retail Division Manager

(1)	Because the financial goals set under the incentive compensation plan were not reached, the named executive officers did not receive any incentive awards for the year ended June 30, 2008.

(2)

Represents aggregate change between June 30, 2007 and June 30, 2008 in the actuarial present value of the executive’s accumulated benefit under the phantom stock plan, which is described below. The only named executive officers who participate in this plan are Mr. Shaw and Ms. Degner.

(3)

Represents for Mr. Shaw, 401(k) match of $9,741, use of company car of $1,000 and life insurance premium of $1,188; for Ms. Degner, 401(k) match of $5,330, use of company car of $2,000 and life insurance premium of $270; and for Mr. Nielsen, 401(k) match of $2,625.

(4)	The value of Mr. Shaw’s aggregate benefit under the phantom stock plan decreased by $64,330.

(5)	The value of Ms. Degner’s aggregate benefit under the phantom stock plan decreased by $7,616.

          Employment Agreements. In connection with the conversion, Anchor Bancorp and Anchor Bank intend to enter into three-year employment agreements with Mr. Shaw and Ms. Degner. Under the employment agreements, the initial base salary level will be $260,000 for Mr. Shaw and $150,000 for Ms. Degner, which amounts will be paid by Anchor Bank and may be increased at the discretion of the board of directors or an authorized committee of the board. On each anniversary of the initial date of the employment agreement, the term of the agreement will be extended for an additional year unless notice is given by the board of directors to the executive at least 90 days prior to the anniversary date. The agreement may be terminated by Anchor Bank, including for cause, and by the executive if assigned duties inconsistent with his or her initial position, duties or responsibilities, or upon the occurrence of certain events specified by federal regulations. In the event that the executive’s employment is terminated without cause or upon his or her voluntary termination following the occurrence of an event described in the preceding sentence, Anchor Bank would be required to honor the terms of the agreement through the expiration of the current term, including payment of the then current cash compensation and continuation of employee benefits.

          The employment agreement will also provide for a severance payment and other benefits if the executive is involuntarily terminated in connection with a change in control of Anchor Bancorp or Anchor Bank. The agreement authorizes severance payments on a similar basis if the executive voluntarily terminates his or her employment because the executive is assigned duties inconsistent with his or her position, duties, and responsibilities immediately prior to such change in control. The agreement will define the term “change in control” as having occurred when, among other things: (1) a person other than Anchor Bancorp purchases shares of Anchor Bancorp’s common stock under a tender or exchange offer for the shares; (2) any person, as that term is used in Sections 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, is or becomes the beneficial owner of securities of Anchor Bancorp representing 25% or more of the combined voting power of Anchor Bancorp’s then outstanding securities; (3) a majority of the membership of the board of directors changes as the result of a contested election; or (4) shareholders of Anchor Bancorp approve a merger, consolidation, sale or disposition of all or substantially all of Anchor Bancorp’s assets, or a plan of partial or complete liquidation.

          In the event of a change in control, the employment agreement provides that the value of the maximum benefit be distributed in the form of a lump sum cash payment equal to 2.99 times the executive’s “base amount” (generally, the average of his taxable compensation for the past five years), and continued coverage under Anchor Bancorp’s and Anchor Bank’s health, life and disability programs for a 36-month period following the change in control, the total value of which does not exceed 2.99 times the executive’s base amount. Section 280G of the Internal Revenue Code provides that severance payments that equal or exceed three times the individual’s base amount are deemed to be “excess parachute payments” if they are associated with a change in control. Individuals are subject to a 20% excise tax on the amount of such excess parachute payments, and Anchor Bancorp and Anchor Bank would not be entitled to deduct the amount of such excess payments. The employment agreement will provide that severance and other payments that are subject to a change in control will be reduced to the extent necessary to ensure that no amounts payable to the executive will be considered excess parachute payments.

          Severance Agreements for Executive Officers. In connection with the conversion, Anchor Bank intends to enter into a three-year change in control severance agreement with Mr. Nielsen and Mr. Schultz. On each anniversary of the initial date of the severance agreement, the term of the agreement may be extended for an additional year at the discretion of the board or an authorized committee of the board. The severance agreement will define the term “change in control” in the same manner as the employment agreements described above.

          The severance agreement would provide for a severance payment and other benefits if the executive is involuntarily terminated within 12 months following a change in control of Anchor Bancorp or Anchor Bank. The agreement will authorize severance payments on a similar basis where the executive voluntarily terminates employment within 12 months following a change in control because of being assigned duties inconsistent with the executive’s position, duties, responsibilities and status immediately prior to such change in control. The severance agreement will provide that the value of the maximum benefit be distributed in the form of a lump sum cash payment equal to 2.99 times the executive’s base amount, and continued coverage under Anchor Bancorp’s and Anchor Bank’s health, life and disability programs for a 36-month period following the change in control, the total value of which does not exceed 2.99 times the executive’s base amount. Any payment would be subject to reduction pursuant to Section 280G of the Internal Revenue Code to avoid excess parachute payments.

          Employee Severance Compensation Plan. In connection with the conversion, Anchor Bank’s board of directors intends to establish the Anchor Bank Employee Severance Compensation Plan which will provide eligible employees with severance pay benefits in the event of a change in control of Anchor Bank or Anchor Bancorp following the conversion. The severance plan will define the term “change in control” in the same manner as the employment agreements described above.

          Management personnel with employment agreements or severance agreements will not be eligible to participate in the severance plan. Generally, other employees will be eligible to participate in the severance plan if they have completed at least one year of service with Anchor Bank. Employees will be credited with service prior to adoption of the plan. The severance plan will vest in each participant a contractual right to the benefits the participant is entitled to thereunder. Under the plan, in the event of a change in control of Anchor Bank or Anchor Bancorp, eligible employees who are terminated or who terminate their employment within one year for reasons specified under the severance plan will be entitled to receive a severance payment. If a participant whose employment has terminated has completed at least one year of service, the participant will be entitled to a cash severance payment equal to three months for service of one to two years, six months for service of two to three years, and six months plus one month for each year of continuous employment over three years up to a maximum of one and one-half times the participant’s annual compensation. A participant who is an assistant vice president of Anchor Bank prior to the change in control will receive a minimum payment equal to one-half of the participant’s then-annual compensation. Individuals who are vice presidents and above of Anchor Bank prior to the change in control will receive a minimum payment equal to the participant’s then-annual compensation. These payments may tend to discourage takeover attempts by increasing costs to be incurred by Anchor Bank in the event of a takeover. If the provisions of the severance plan are triggered, then the total amount of payments that would be due thereunder, based solely upon current salary levels, would be approximately $3.3 million. It is management’s belief, however, that substantially all of Anchor Bank’s employees would be retained in their current positions in the event of a change in control, and that any amount payable under the severance plan would be considerably less than the total amount that could possibly be paid under the severance plan.

Grants of Plan-Based Awards

          The following table shows information regarding grants of plan-based awards made to our named executive officers for the fiscal year ended June 30, 2008. We did not grant any equity incentive plan awards or other equity awards.

	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)

Name	Threshold ($)	Target ($)	Maximum ($)

Jerald L. Shaw	12,639	63,195	94,793
Terri L. Degner	5,885	29,425	44,138
Brett A. Nielsen	2,743	13,719	20,579

(1)

The performance goals and measurements associated with our executive officers’ non-equity incentive plan that generate the awards set forth above are provided in the “Incentive Compensation Program” discussion beginning on page 99. Because the goals were not reached, the named executive officers did not receive any incentive awards for the year ended June 30, 2008.

Non-Qualified Deferred Compensation

          The following information is presented with respect to plans that provide for the deferral of compensation on a basis that is not tax-qualified in which the named executive officers participated in the year ended June 30, 2008.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Contributions ($)	Aggregate Balance at Last FYE ($)

Jerald L. Shaw	—	—	(1)	—	74,379
Terri L. Degner	—	—	(2)	—	26,798
Brett A. Nielsen	—	—	—	—	—

(1)	The value of Mr. Shaw’s benefit decreased by $64,330.

(2)	The value of Ms. Degner’s benefit decreased by $7,616.

          Anchor Bank maintains a phantom stock plan for the benefit of certain directors and executive officers. The plan is a non-qualified, unfunded deferred compensation plan. The only named executive officers who participate in the plan are Jerald Shaw and Terri Degner. The plan is unfunded, but Anchor Bank has purchased life insurance policies on Mr. Shaw and Ms. Degner that are intended to offset the costs associated with the Plan during the life of the participant and provide a recovery of plan costs upon the participant’s death. Anchor Bank is the sole owner of the insurance policies. Awards under the plan are granted in the form of phantom stock shares. Phantom stock shares are hypothetical shares of stock determined by reference to the value of Anchor Bank. At the time an award is granted, the value of each share of awarded phantom stock is determined by the committee that administers the plan, based on its determination of Anchor Bank’s value at the time of grant. Each year thereafter, the value of the phantom stock is redetermined by the committee, to reflect the then-current value of Anchor Bank. In no year may the change in value of a phantom stock share be less than 90 percent, nor more than 125 percent, of the value of the phantom stock share in the previous year. No changes in value are taken into account after the participant’s separation from service or retirement age, or after a change in control. The value of a participant’s phantom stock benefit is based on the sum of the positive differences between the value of each share of phantom stock awarded to the participant (taking into account the valuation limitations described in the preceding two sentences) over the value of that phantom stock share as determined on the grant date.

          A participant’s phantom stock plan benefit vests at a rate of 20 percent for each year of service, with full vesting occurring after 5 years of service. Full vesting also occurs upon death or disability while actively employed, separation from service after attaining age 65, a change in control involving Anchor Bank, or other circumstances described in a participant’s award agreement. On the June 30th or December 31st following the participant’s retirement age, a monthly benefit will be paid based on the value of the participant’s vested phantom stock benefit. The participant’s retirement age is the age set forth in the participant’s phantom stock plan agreement. The monthly benefit is paid over the number of months provided for in that agreement. Also, certain other awards will be paid upon the fifth anniversary of the award date, if elected by the participant at the time the award is granted. A participant who dies prior to the commencement of benefits will receive a lump sum death benefit equal to the present value of his or her remaining phantom stock plan benefit. The death benefit will not be paid under the plan, but instead under an insurance policy on the life of the participant.

Potential Payments Upon Termination or Change in Control

          The phantom stock plan provides for potential payments upon a participant’s retirement or death, as well as upon a change in control. The following table shows, as of June 30, 2008, the value of potential payments under these scenarios.

Name	Retirement ($)	Death ($)	Change in Control ($)

Jerald L. Shaw	$578,967	$578,967	$578,967
Terri L. Degner	68,542	68,542	68,542
Brett A. Nielsen	—	—	—

          Mr. Shaw and Ms. Degner are the only named executive officers who participate in the phantom stock plan. The participant’s retirement age is the age set forth in the participant’s phantom stock plan agreement. The monthly benefit is paid over the number of months provided for in that agreement. A participant who dies prior to the commencement of benefits will receive a lump sum death benefit equal to the present value of his or her remaining phantom stock plan benefit. In the event of a change in control, each participant employed by Anchor Bank immediately prior to the change in control will be 100 percent vested in his or her phantom stock benefit and will receive a lump sum equal to the value of his or her entire phantom stock benefit.

Benefits to Be Considered Following Completion of the Conversion

          We intend to adopt and request shareholder approval of one or more stock-based incentive plans, including a stock option plan and a restricted stock plan, no earlier than six months after the completion of the conversion. The stock option plan and restricted stock plan may be established as separate plans or as part of a single plan.

          Employee Stock Ownership Plan. The board of directors has authorized the adoption by Anchor Bank of an employee stock ownership plan for its eligible employees, subject to the completion of the conversion. The employee stock ownership plan will satisfy the requirements for an employee stock ownership plan under the Internal Revenue Code of 1986 and the Employee Retirement Income Security Act of 1974. Employees of Anchor Bank who have been credited with at least 1,000 hours of service during a designated 12-month period and who have attained age 21 will be eligible to participate in the employee stock ownership plan.

          It is intended that the employee stock ownership plan will purchase 8% of the shares sold in the offering. This would range between 306,000 shares, assuming 3,825,000 shares are sold in the offering, and 476,100 shares, assuming 5,951,250 shares are sold in the offering. We anticipate that the employee stock ownership plan will borrow funds from Anchor Bancorp to purchase the shares. This loan will equal 100% of the aggregate purchase price of the common stock purchased by the employee stock ownership plan. The employee stock ownership plan will repay the loan principally from the cash contributions from Anchor Bank and from dividends payable on the common stock held by the plan over the anticipated 15-year term of the loan. The interest rate for the plan loan is expected to be the prime rate as published in The Wall Street Journal on the closing date of the conversion or some other reasonable rate. See “Pro Forma Data.” To the extent that the employee stock ownership plan is unable to acquire 8% of the common stock sold in the offering, it is anticipated that it may acquire the shares following the conversion through open market purchases.

          In any plan year, Anchor Bank may make additional discretionary contributions to the employee stock ownership plan for the benefit of participants. These contributions may be used to acquire shares of common stock through the purchase of outstanding shares in the market, from individual shareholders, or from shares which constitute authorized but unissued shares or shares held in trust by Anchor Bancorp. Several factors will affect the timing, amount and manner of any such discretionary contributions, including applicable regulatory policies, the requirements of applicable laws and regulations, and market conditions. It is not anticipated that additional discretionary contributions will be made until the employee stock ownership plan loan is repaid in full.

          The shares purchased by the employee stock ownership plan with the proceeds of the loan will be held in a suspense account, and released for allocation among eligible participants as the loan is repaid. Share released from the suspense account and discretionary contributions to the employee stock ownership plan will be allocated among participants on the basis of each eligible participant’s proportional share of total compensation (as limited by the Internal Revenue Code). Forfeitures will be reallocated among the remaining plan participants.

          Participants will vest in their employee stock ownership plan account at the rate of 20% per year, beginning upon the completion of two years of service, with full vesting occurring after six years of service. Employees will be credited for service prior to adoption of the employee stock ownership plan. A participant is fully vested at normal retirement (which is the attainment of age 65), in the event of death or disability while actively employed, or upon termination of the employee stock ownership plan. Benefits are distributable upon a participants’ normal retirement, death, disability, termination of employment or the termination of the plan. Contributions to the employee stock ownership plan are not fixed, so benefits payable under the employee stock ownership plan cannot be estimated.

          The board of directors will select a trustee for the employee stock ownership plan. The trustee must vote all allocated shares held in the employee stock ownership plan in accordance with the instructions of plan participants and unallocated shares must be voted in the same ratio on any matter as those shares for which instructions are given. The trustee will vote the allocated shares for which no instructions are received as directed by the plan administrator.

          Under applicable accounting requirements, compensation expense for a leveraged employee stock ownership plan is recorded at the fair market value of the employee stock ownership plan shares when committed to be released to participants’ accounts. See “Pro Forma Data.”

          Stock Option Plan. We intend to adopt a stock option plan for our directors, officers and employees after the conversion, subject to shareholder approval. Federal regulations prohibit us from implementing this plan until six months after the conversion and offering. We expect the recognition plan will be implemented within the first 12 months after the conversion and offering.

          Our proposed stock option plan will authorize a committee of non-employee directors or the full board of directors, to grant options to purchase up to 10% of the aggregate shares sold in the offering and issued to the Anchor Bancorp foundation. The stock option plan will have a term of ten years. The committee or the board will decide which directors, officers and employees will receive options and the terms of those options. No stock option will permit its recipient to purchase shares at a price that is less than the fair market value of a share on the date the option is granted, and no option will have a term that is longer than ten years. In addition, executive officers and directors would be required to exercise or forfeit their options if Anchor Bank becomes critically undercapitalized, is subject to enforcement action or receives a capital directive.

          If we implement a stock option plan before the first anniversary of the conversion, current regulations will require that:

•	the total number of options available for grant to non-employee directors be limited to 30% of the options authorized under the plan;

•	the number of options that may be granted to any one non-employee director be limited to 5% of the options authorized under the plan;

•	the number of options that may be granted to any officer or employee be limited to 25% of the options authorized for the plan;

•	the options may not vest more rapidly than 20% per year, beginning on the first anniversary of shareholder approval of the plan; and

•	accelerated vesting not be permitted except for death, disability or upon a change in control of Anchor Bank or Anchor Bancorp.

          We may obtain the shares needed for this plan by issuing additional shares or through stock repurchases.

          Restricted Stock Plan. We also expect to implement a restricted stock plan for our directors, officers and employees after the conversion and offering. Federal regulations prohibit us from implementing this plan until six months after the conversion and offering. We expect the recognition plan will be implemented within the first 12 months after the conversion and offering. Federal regulations require that the plan be approved by a majority of the outstanding shares of common stock of Anchor Bancorp.

          Our proposed restricted stock plan will authorize a committee of non-employee directors or the full board of directors to make restricted stock awards of up to 4% of the aggregate shares sold in the offering and issued to the Anchor Bancorp foundation. The committee of the board will decide which directors, officers and employees will receive restricted stock and the terms of those awards. Anchor Bancorp may obtain the shares needed for this plan by issuing additional shares or through stock repurchases. If we implement a restricted stock plan before the first anniversary of the conversion and offering, current regulations will require that:

•	the total number of shares that are awarded to non-employee directors be limited to 30% of the shares authorized under the plan;

•	the number of shares that are awarded to any one non-employee director be limited to 5% of the shares authorized under the plan;

•	the number of shares that are awarded to any officer or employee be limited to 25% of the shares authorized under the plan;

•	the awards may not vest more rapidly than 20% per year, beginning on the first anniversary of shareholder approval of the plan; and

•	accelerated vesting not be permitted except for death, disability or upon a change in control of Anchor Bank or Anchor Bancorp.

          Restricted stock awards under this plan may feature employment restrictions that require continued employment for a period of time for the award to be vested. Awards would not be vested unless the specified employment restrictions are met. However, pending vesting, the award recipient may have voting and dividend rights. Executive officers and directors would be required to forfeit the unvested portion of their restricted stock if Anchor Bank becomes critically undercapitalized, is subject to enforcement action or receives a capital directive.

Compensation Committee Interlocks and Insider Participation

          Currently, the entire board of directors makes the compensation decisions for Anchor Bank. Except for James Boora, who is our former President and Chief Executive Officer, Jerald Shaw, who is our current President and Chief Executive Officer, and Terri Degner, who is our Executive Vice President and Chief Financial Officer, none of the members of the board of directors has served as an officer or employee of Anchor Bank or had any relationships otherwise requiring disclosure. In connection with the completion of the conversion, Anchor Bancorp will establish a compensation committee composed entirely of independent directors as defined in the listing standards of The Nasdaq Stock Market.

Transactions with Related Persons

          Anchor Bank has followed a policy of granting loans to officers and directors, which fully complies with all applicable federal regulations. Loans to directors and executive officers are made in the ordinary course of business and on the same terms and conditions as those of comparable transactions with all customers prevailing at the time, in accordance with our underwriting guidelines, and do not involve more than the normal risk of collectibility or present other unfavorable features. Loans and aggregate loans of $500,000 or greater are reviewed and pre-approved by the board of directors, pursuant to Regulation O of the Federal Reserve Board. In addition, all loans to executive officers which do no require pre-approval must be reported to Board of Directors. All loan approval and review procedures are governed by written policies.

          All loans made to our directors and executive officers are subject to federal regulations restricting loans and other transactions with affiliated persons of Anchor Bank. Loans and available lines of credit to all directors and executive officers and their associates totaled approximately $1.8 million at June 30, 2008, which was 2.8% of our equity at that date. All loans to directors and executive officers were performing in accordance with their terms at June 30, 2008. Total deposits of directors and executive officers were approximately $2.7 million at June 30, 2008.

          Director Foster is a principal of the firm, Street Lundgren & Foster Architects, located in Montesano, Washington. During 2008, the firm was retained as architect for construction of Anchor Bank’s new branch in Montesano. Street Lundgren & Foster Architects was paid a total of $230,978 for creation of plans and oversight of the project, of which 50%, or $115,489, represents Mr. Foster’s interest. We believe the amount paid was substantially equal to or less than other third party providers’ charges would have been for similar services.

          Anchor Bank is a member of the Washington Community Reinvestment Association (“WCRA”), a nonprofit organization that administers loan pools that support low-income housing throughout Washington State. James A. Boora was a member of the board of directors of WCRA through February 2007. Anchor Bank participated in approximately $607,000 in loans and $400,000 in investments at June 30, 2008, and $571,000 in loans and $411,000 in investments at June 30, 2007, from the WCRA.

          Any situation involving a potential conflict of interest or other violation of Anchor Bank’s Code of Business Conduct is governed by the Conflict of Interest Policy, a written policy. Under this policy, the individual must make full and prompt disclosure of any such situation. The policy governs all potential conflicts of interest and lists a number of examples, including investing in significant suppliers, customers or competitors, soliciting anything of value in return for business with Anchor Bank, misusing privileged information or revealing confidential information to outsiders, and associating Anchor Bank’s name with any outside business or political activity. Under the Conflict of Interest Policy, officers and directors must complete a statement of disclosure questionnaire to ensure that no potential conflicts are overlooked. In addition, the board of directors has an unwritten policy that requires board review of any activity (other than small credits, as defined in Regulation O of the Federal Reserve Board) involving a director or certain executive officers. If a director is involved, he or she abstains from discussion and voting on the matter. All proceedings are reflected in the minutes of the meetings of the board of directors.

HOW WE ARE REGULATED

          The following is a brief description of certain laws and regulations which are applicable to Anchor Bancorp and Anchor Bank. The description of these laws and regulations, as well as descriptions of laws and regulations contained elsewhere in this prospectus, does not purport to be complete and is qualified in its entirety by reference to the applicable laws and regulations. We believe, however, that we have included all descriptions of laws and regulations applicable to Anchor Bancorp and Anchor Bank that an investor needs to consider in making an investment decision. Legislation is introduced from time to time in the United States Congress that may affect the operations of Anchor Bancorp and Anchor Bank. In addition, the regulations governing us may be amended from time to time by the respective regulators. Any such legislation or regulatory changes in the future could adversely affect us. We cannot predict whether any such changes may occur.

          Upon completion of the conversion, Anchor Bancorp will be registered as bank holding company under the Bank Holding Company Act and will be subject to regulation and supervision by the Federal Reserve Board and the Washington Department of Financial Institutions. Anchor Bancorp will also be required to file annually a report of operations with, and are subject to examination by, the Federal Reserve Board and the Washington Department of Financial Institutions. This regulation and oversight is generally intended to ensure that Anchor Bancorp limits its activities to those allowed by law and that it operates in a safe and sound manner without endangering the financial health of Anchor Bank.

Regulation and Supervision of Anchor Bank

          General. As a state-chartered savings bank, Anchor Bank is subject to applicable provisions of Washington law and regulations of the Washington Department of Financial Institutions. State law and regulations govern Anchor Bank’s ability to take deposits and pay interest, to make loans on or invest in residential and other real estate, to make consumer loans, to invest in securities, to offer various banking services to its customers, and to establish branch offices. Under state law, savings banks in Washington also generally have all of the powers that federal savings banks have under federal laws and regulations. Anchor Bank is subject to periodic examination and reporting requirements by and of the Washington Department of Financial Institutions.

          The Emergency Economic Stabilization Act of 2008. In response to the financial crises affecting the banking system and financial markets and the going concern threats to the ability of investment banks and other financial institutions, the U.S. Congress adopted the new Emergency Economic Stabilization Act of 2008 (“EESA”). The primary feature of the EESA is the establishment of a troubled asset relief program (“TARP”), under which the U.S. Treasury Department will purchase up to $700 billion of troubled assets, including mortgage-backed and other securities, from financial institutions for the purpose of stabilizing the financial markets and to purchase capital stock from these financial institutions. There can be no assurance as to what impact it will have on the financial markets, including the extreme levels of volatility currently being experienced.

          Insurance of Accounts and Regulation by the FDIC. Anchor Bank is a member of the Deposit Insurance Fund, or DIF, which is administered by the Federal Deposit Insurance Corporation. The Federal Deposit Insurance Corporation insures deposits up to the applicable limits and this insurance is backed by the full faith and credit of the United States government. As insurer, the Federal Deposit Insurance Corporation imposes deposit insurance premiums and is authorized to conduct examinations of and to require reporting by institutions insured by the Federal Deposit Insurance Corporation. It also may prohibit any institution insured by the Federal Deposit Insurance Corporation from engaging in any activity determined by regulation or order to pose a serious risk to the institution. The Federal Deposit Insurance Corporation also has the authority to initiate enforcement actions against savings institutions and may terminate the deposit insurance if it determines that an institution has engaged in unsafe or unsound practices or is in an unsafe or unsound condition.

          Under regulations effective January 1, 2007, the Federal Deposit Insurance Corporation adopted a new risk-based premium system that provides for quarterly assessments based on an insured institution’s ranking in one of four risk categories based upon supervisory and capital evaluations. Well-capitalized institutions (generally those with capital adequacy, asset quality, management, earnings and liquidity, or “CAMELS” composite ratings of 1 or 2) are grouped in Risk Category I and assessed for deposit insurance at an annual rate of between five and seven basis points. The assessment rate for an individual institution is determined according to a formula based on a weighted average of the institution’s individual CAMEL component ratings plus either five financial ratios or, in the case of an institution with assets of $10.0 billion or more, the average ratings of its long-term debt. Institutions in Risk Categories II, III and IV are assessed at annual rates of 10, 28 and 43 basis points, respectively.

          Deposit Insurance Fund-insured institutions are required to pay a Financing Corporation assessment, in order to fund the interest on bonds issued to resolve thrift failures in the 1980s. For the semi-annual period ended June 30, 2007, the Financing Corporation assessment equaled 1.25 basis points for each $100 in domestic deposits. These assessments, which may be revised based upon the level of DIF deposits, will continue until the bonds mature in the years 2017 through 2019.

          The Federal Deposit Insurance Corporation may terminate the deposit insurance of any insured depository institution, including Anchor Bank, if it determines after a hearing that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed by an agreement with the Federal Deposit Insurance Corporation. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If insurance of accounts is terminated, the accounts at the institution at the time of the termination, less subsequent withdrawals, shall continue to be insured for a period of six months to two years, as determined by the Federal Deposit Insurance Corporation. Management is aware of no existing circumstances which would result in termination of Anchor Bank’s deposit insurance.

          Capital Requirements. Federally insured savings institutions, such as Anchor Bank, are required to maintain a minimum level of regulatory capital. Federal Deposit Insurance Corporation regulations recognize two types, or tiers, of capital: core (“Tier 1”) capital and supplementary (“Tier 2”) capital. Tier 1 capital generally includes common shareholders’ equity and noncumulative perpetual preferred stock, less most intangible assets. Tier 2 capital, which is limited to 100 percent of Tier 1 capital, includes such items as qualifying general loan loss reserves, cumulative perpetual preferred stock, mandatory convertible debt, term subordinated debt and limited life preferred stock; however, the amount of term subordinated debt and intermediate term preferred stock (original maturity of at least five years but less than 20 years) that may be included in Tier 2 capital is limited to 50 percent of Tier 1 capital.

          The Federal Deposit Insurance Corporation currently measures an institution’s capital using a leverage limit together with certain risk-based ratios. The Federal Deposit Insurance Corporation’s minimum leverage capital requirement specifies a minimum ratio of Tier 1 capital to average total assets. Most banks are required to maintain a minimum leverage ratio of at least 4% to 5% of total assets. At June 30, 2008, Anchor Bank had a Tier 1 leverage capital ratio of 10.4%. The Federal Deposit Insurance Corporation retains the right to require a particular institution to maintain a higher capital level based on its particular risk profile.

          Federal Deposit Insurance Corporation regulations also establish a measure of capital adequacy based on ratios of qualifying capital to risk-weighted assets. Assets are placed in one of four categories and given a percentage weight based on the relative risk of that category. In addition, certain off-balance-sheet items are converted to balance-sheet credit equivalent amounts, and each amount is then assigned to one of the four categories. Under the guidelines, the ratio of total capital (Tier 1 capital plus Tier 2 capital) to risk-weighted assets must be at least 8%, and the ratio of Tier 1 capital to risk-weighted assets must be at least 4%. In evaluating the adequacy of a bank’s capital, the Federal Deposit Insurance Corporation may also consider other factors that may affect the bank’s financial condition, such as interest rate risk exposure, liquidity, funding and market risks, the quality and level of earnings, concentration of credit risk, risks arising from nontraditional activities, loan and investment quality, the effectiveness of loan and investment policies, and management’s ability to monitor and control financial operating risks.

          The Washington Department of Financial Institutions requires that net worth equal at least five percent of total assets. At June 30, 2008, Anchor Bank had Tier 1 risk-based capital of 12.9%. For a complete description of Anchor Bank’s required and actual capital levels on June 30, 2008, see “Anchor Bank Exceeds All Regulatory Capital Requirements.”

          Anchor Bank’s management believes that, under the current regulations, Anchor Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of Anchor Bank, such as a downturn in the economy in areas where it has most of its loans, could adversely affect future earnings and, consequently, the ability of Anchor Bank to meet its capital requirements.

          Standards for Safety and Soundness. The federal banking regulatory agencies have prescribed, by regulation, guidelines for all insured depository institutions relating to: internal controls, information systems and internal audit systems; loan documentation; credit underwriting; interest rate risk exposure; asset growth; asset quality; earnings and compensation, fees and benefits. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the Federal Deposit Insurance Corporation determines that Anchor Bank fails to meet any standard prescribed by the guidelines, it may require Anchor Bank to submit an acceptable plan to achieve compliance with the standard.

          Activities and Investments of Insured State-Chartered Financial Institutions. Federal law generally limits the activities and equity investments of Federal Deposit Insurance Corporation-insured, state-chartered banks to those that are permissible for national banks. An insured state bank is not prohibited from, among other things, (1) acquiring or retaining a majority interest in a subsidiary, (2) investing as a limited partner in a partnership the sole purpose of which is direct or indirect investment in the acquisition, rehabilitation or new construction of a qualified housing project, provided that such limited partnership investments may not exceed 2% of the bank’s total assets, (3) acquiring up to 10% of the voting stock of a company that solely provides or reinsures directors’, directors’ and officers’ liability insurance coverage or bankers’ blanket bond group insurance coverage for insured depository institutions, and (4) acquiring or retaining the voting shares of a depository institution if certain requirements are met.

          Washington State has enacted a law regarding financial institution parity. Primarily, the law affords Washington-chartered commercial banks the same powers as Washington-chartered savings banks. In order for a bank to exercise these powers, it must provide 30 days notice to the Director of Financial Institutions and the Director must authorize the requested activity. In addition, the law provides that Washington-chartered commercial banks may exercise any of the powers that the Federal Reserve has determined to be closely related to the business of banking and the powers of national banks, subject to the approval of the Director in certain situations. The law also provides that Washington-chartered savings banks may exercise any of the powers of Washington-chartered commercial banks, national banks and federally-chartered savings banks, subject to the approval of the Director in certain situations. Finally, the law provides additional flexibility for Washington-chartered commercial and savings banks with respect to interest rates on loans and other extensions of credit. Specifically, they may charge the maximum interest rate allowable for loans and other extensions of credit by federally-chartered financial institutions to Washington residents.

          Environmental Issues Associated With Real Estate Lending. The Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) is a federal statute that generally imposes strict liability on, all prior and present “owners and operators” of sites containing hazardous waste. However, Congress asked to protect secured creditors by providing that the term “owner and operator” excludes a person whose ownership is limited to protecting its security interest in the site. Since the enactment of the CERCLA, this “secured creditor exemption” has been the subject of judicial interpretations which have left open the possibility that lenders could be liable for cleanup costs on contaminated property that they hold as collateral for a loan.

          To the extent that legal uncertainty exists in this area, all creditors, including Anchor Bank, that have made loans secured by properties with potential hazardous waste contamination (such as petroleum contamination) could be subject to liability for cleanup costs, which costs often substantially exceed the value of the collateral property.

          Federal Reserve System. The Federal Reserve Board requires that all depository institutions maintain reserves on transaction accounts or non-personal time deposits. These reserves may be in the form of cash or non-interest-bearing deposits with the regional Federal Reserve Bank. Negotiable order of withdrawal (NOW) accounts and other types of accounts that permit payments or transfers to third parties fall within the definition of transaction accounts and are subject to the reserve requirements, as are any non-personal time deposits at a savings bank. As of June 30, 2008, Anchor Bank’s deposit with the Federal Reserve Bank and vault cash exceeded its reserve requirements.

          Affiliate Transactions. Federal laws strictly limit the ability of banks to engage in certain transactions with their affiliates, including their bank holding companies. Transactions deemed to be a “covered transaction” under Section 23A of the Federal Reserve Act and between a subsidiary bank and its parent company or the nonbank subsidiaries of the bank holding company are limited to 10% of the bank subsidiary’s capital and surplus and, with respect to the parent company and all such nonbank subsidiaries, to an aggregate of 20% of the bank subsidiary’s capital and surplus. Further, covered transactions that are loans and extensions of credit generally are required to be secured by eligible collateral in specified amounts. Federal law also requires that covered transactions and certain other transactions listed in Section 23B of the Federal Reserve Act between a bank and its affiliates be on terms as favorable to the bank as transactions with non-affiliates.

          Community Reinvestment Act. Banks are also subject to the provisions of the Community Reinvestment Act of 1977, which requires the appropriate federal bank regulatory agency to assess a bank’s record in meeting the credit needs of the community serviced by the bank, including low and moderate income neighborhoods. The regulatory agency’s assessment of the bank’s record is made available to the public. Further, an assessment is required of any bank which has applied to establish a new branch office that will accept deposits, relocate an existing office or merge or consolidate with, or acquire the assets or assume the liabilities of, a federally regulated financial institution. Anchor Bank received a “satisfactory” rating during its most recent examination.

          Dividends. Dividends from Anchor Bank constitute the major source of funds for dividends which may be paid by Anchor Bancorp to shareholders after the conversion. The amount of dividends payable by Anchor Bank to

Anchor Bancorp depends upon Anchor Bank’s earnings and capital position, and is limited by federal and state laws. According to Washington law, Anchor Bank may not declare or pay a cash dividend on its capital stock if it would cause its net worth to be reduced below (1) the amount required for liquidation accounts or (2) the net worth requirements, if any, imposed by the Director of the Washington Department of Financial Institutions. Dividends on Anchor Bank’s capital stock may not be paid in an aggregate amount greater than the aggregate retained earnings of Anchor Bank, without the approval of the Director of the Washington Department of Financial Institutions.

          The amount of dividends actually paid during any one period will be strongly affected by Anchor Bank’s policy of maintaining a strong capital position. Federal law further provides that no insured depository institution may pay a cash dividend if it would cause the institution to be “undercapitalized,” as defined in the prompt corrective action regulations. Moreover, the federal bank regulatory agencies also have the general authority to limit the dividends paid by insured banks if such payments are deemed to constitute an unsafe and unsound practice.

          Privacy Standards. The Gramm-Leach-Bliley Act modernized the financial services industry by establishing a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities firms and other financial service providers. Anchor Bank is subject to Federal Deposit Insurance Corporation regulations implementing the privacy protection provisions of the Gramm-Leach-Bliley Act. These regulations require Anchor Bank to disclose its privacy policy, including identifying with whom it shares “non-public personal information,” to customers at the time of establishing the customer relationship and annually thereafter.

          Anti-Money Laundering and Customer Identification. Congress enacted the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “USA Patriot Act”) on October 26, 2001 in response to the terrorist events of September 11, 2001. The USA Patriot Act gives the federal government new powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing and broadened anti-money laundering requirements. Since its enactment, Congress has ratified certain expiring provisions of the USA Patriot Act.

Regulation and Supervision of Anchor Bancorp

          General. Upon the completion of the conversion, Anchor Bancorp will be a bank holding company registered with the Federal Reserve and the sole shareholder of Anchor Bank. Bank holding companies are subject to comprehensive regulation by the Federal Reserve under the Bank Holding Company Act of 1956, as amended, and the regulations of the Federal Reserve. As a bank holding company, Anchor Bancorp will be required to file quarterly reports with the Federal Reserve and any additional information required by the Federal Reserve and will be subject to regular examinations by the Federal Reserve. The Federal Reserve also has extensive enforcement authority over bank holding companies, including the ability to assess civil money penalties, to issue cease and desist or removal orders and to require that a holding company divest subsidiaries (including its bank subsidiaries). In general, enforcement actions may be initiated for violations of law and regulations and unsafe or unsound practices.

          The Bank Holding Company Act. Under the Bank Holding Company Act, Anchor Bancorp will be supervised by the Federal Reserve. The Federal Reserve has a policy that a bank holding company is required to serve as a source of financial and managerial strength to its subsidiary banks and may not conduct its operations in an unsafe or unsound manner. In addition, the Federal Reserve provides that bank holding companies should serve as a source of strength to its subsidiary banks by being prepared to use available resources to provide adequate capital funds to its subsidiary banks during periods of financial stress or adversity, and should maintain the financial flexibility and capital raising capacity to obtain additional resources for assisting its subsidiary banks. A bank holding company’s failure to meet its obligation to serve as a source of strength to its subsidiary banks will generally be considered by the Federal Reserve to be an unsafe and unsound banking practice or a violation of the Federal Reserve’s regulations or both.

          Anchor Bancorp and any subsidiaries that it may control are considered “affiliates” within the meaning of the Federal Reserve Act, and transactions between its bank subsidiary and affiliates are subject to numerous restrictions. With some exceptions, Anchor Bancorp and its subsidiaries are prohibited from tying the provision of various services, such as extensions of credit, to other services offered by Anchor Bancorp, or its affiliates.

          Sarbanes-Oxley Act of 2002. As a public company, Anchor Bancorp, will be subject to the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”), which implements a broad range of corporate governance and accounting measures for public companies designed to promote honesty and transparency in corporate America and better protect investors from corporate wrongdoing. The Sarbanes-Oxley Act was signed into law on July 30, 2002 in response to public concerns regarding corporate accountability in connection with various accounting scandals. The stated goals of the Sarbanes-Oxley Act are to increase corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws.

          The Sarbanes-Oxley Act includes very specific additional disclosure requirements and new corporate governance rules and required the SEC and securities exchanges to adopt extensive additional disclosure, corporate governance and other related rules. The Sarbanes-Oxley Act represents significant federal involvement in matters traditionally left to state regulatory systems, such as the regulation of the accounting profession, and to state corporate law, such as the relationship between a board of directors and management and between a board of directors and its committees.

          Acquisitions. The Bank Holding Company Act prohibits a bank holding company, with certain exceptions, from acquiring ownership or control of more than 5% of the voting shares of any company that is not a bank or bank holding company and from engaging in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. Under the Bank Holding Company Act, the Federal Reserve may approve the ownership of shares by a bank holding company in any company, the activities of which the Federal Reserve has determined to be so closely related to the business of banking or managing or controlling banks as to be a proper incident thereto. These activities include: operating a savings institution, mortgage company, finance company, credit card company or factoring company; performing certain data processing operations; providing certain investment and financial advice; underwriting and acting as an insurance agent for certain types of credit-related insurance; leasing property on a full-payout, non-operating basis; selling money orders, travelers’ checks and U.S. Savings Bonds; real estate and personal property appraising; providing tax planning and preparation services; and, subject to certain limitations, providing securities brokerage services for customers.

          Interstate Banking. The Federal Reserve must approve an application of a bank holding company to acquire control of, or acquire all or substantially all of the assets of, a bank located in a state other than the holding company’s home state, without regard to whether the transaction is prohibited by the laws of any state. The Federal Reserve may not approve the acquisition of a bank that has not been in existence for the minimum time period, not exceeding five years, specified by the law of the host state. Nor may the Federal Reserve approve an application if the applicant controls or would control more than 10% of the insured deposits in the United States or 30% or more of the deposits in the target bank’s home state or in any state in which the target bank maintains a branch. Federal law does not affect the authority of states to limit the percentage of total insured deposits in the state that may be held or controlled by a bank holding company to the extent such limitation does not discriminate against out-of-state banks or bank holding companies. Individual states may also waive the 30% state-wide concentration limit contained in the federal law.

          The federal banking agencies are authorized to approve interstate merger transactions without regard to whether the transaction is prohibited by the law of any state, unless the home state of one of the banks adopted a law prior to June 1, 1997 which applies equally to all out-of-state banks and expressly prohibits merger transactions involving out-of-state banks. Interstate acquisitions of branches will be permitted only if the law of the state in which the branch is located permits such acquisitions. Interstate mergers and branch acquisitions will also be subject to the nationwide and statewide insured deposit concentration amounts described above.

          Regulatory Capital Requirements. The Federal Reserve Board has adopted capital adequacy guidelines pursuant to which it assesses the adequacy of capital in examining and supervising a bank holding company and in analyzing applications to it under the Bank Holding Company Act. The Federal Reserve Board’s capital adequacy guidelines for Anchor Bancorp, on a consolidated basis, are similar to those imposed on Anchor Bank by the Federal Deposit Insurance Corporation. See “– Regulation and Supervision of Anchor Bank – Capital Requirements.”

          Restrictions on Dividends. Anchor Bancorp’s ability to declare and pay dividends may depend in part on dividends received from Anchor Bank. The Revised Code of Washington regulates the distribution of dividends by savings banks and states, in part, that dividends may be declared and paid out of accumulated net earnings, provided that the bank continues to meet its surplus requirements. In addition, dividends may not be declared or paid if Anchor Bank is in default in payment of any assessment due the Federal Deposit Insurance Corporation.

          A Federal Reserve Board policy statement on the payment of cash dividends states that a bank holding company should pay cash dividends only to the extent that the holding company’s net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the holding company’s capital needs, asset quality and overall financial condition. The Federal Reserve Board also has indicated that it would be inappropriate for a company experiencing serious financial problems to borrow funds to pay dividends.

          Stock Repurchases. Bank holding companies, except for certain “well-capitalized” and highly rated bank holding companies, are required to give the Federal Reserve prior written notice of any purchase or redemption of its outstanding equity securities if the consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of their consolidated net worth. The Federal Reserve may disapprove a purchase or redemption if it determines that the proposal would constitute an unsafe or unsound practice or would violate any law, regulation, Federal Reserve order, or any condition imposed by, or written agreement with, the Federal Reserve.

TAXATION

Federal Taxation

          General. Anchor Bancorp and Anchor Bank will be subject to federal income taxation in the same general manner as other corporations, with some exceptions discussed below. The following discussion of federal taxation is intended only to summarize certain pertinent federal income tax matters and is not a comprehensive description of the tax rules applicable to Anchor Bancorp or Anchor Bank. Anchor Bank’s federal income tax returns have never been audited. See “Business of Anchor Bank - Properties.”

          Following the conversion, Anchor Bancorp anticipates that it will file a consolidated federal income tax return with Anchor Bank commencing with the first taxable year after completion of the conversion. Accordingly, it is anticipated that any cash distributions made by Anchor Bancorp to its shareholders would be considered to be taxable dividends and not as a non-taxable return of capital to shareholders for federal and state tax purposes.

          Method of Accounting. For federal income tax purposes, Anchor Bank currently reports its income and expenses on the accrual method of accounting and uses a fiscal year ending on June 30 for filing its federal income tax return.

          Minimum Tax. The Internal Revenue Code imposes an alternative minimum tax at a rate of 20% on a base of regular taxable income plus certain tax preferences, called alternative minimum taxable income. The alternative minimum tax is payable to the extent such alternative minimum taxable income is in excess of an exemption amount. Net operating losses can offset no more than 90% of alternative minimum taxable income. Certain payments of alternative minimum tax may be used as credits against regular tax liabilities in future years. Anchor Bank has not been subject to the alternative minimum tax, nor does it have any such amounts available as credits for carryover.

          Net Operating Loss Carryovers. A financial institution may carryback net operating losses to the preceding two taxable years and forward to the succeeding 20 taxable years. This provision applies to losses incurred in taxable years beginning after August 6, 1997. At June 30, 2008, Anchor Bank had no net operating loss carryforwards for federal income tax purposes.

          Corporate Dividends-Received Deduction. Anchor Bancorp may eliminate from its income dividends received from Anchor Bank as a wholly-owned subsidiary of Anchor Bancorp if it elects to file a consolidated return with Anchor Bank. The corporate dividends-received deduction is 100% or 80%, in the case of dividends received from corporations with which a corporate recipient does not file a consolidated tax return, depending on the level of stock ownership of the payor of the dividend. Corporations which own less than 20% of the stock of a corporation distributing a dividend may deduct 70% of dividends received or accrued on their behalf.

The Anchor Bancorp Foundation

          Tax Considerations. Anchor Bancorp has been advised by its outside tax advisors that an organization created and operated for charitable purposes would generally qualify as a Section 501(c)(3) exempt organization under the Internal Revenue Code, and that this type of an organization would likely be classified as a private foundation as determined in Section 509 of the Internal Revenue Code. The foundation will submit a request to the Internal Revenue Service to be recognized as an exempt organization. As long as the foundation files its application for recognition of tax-exempt status within 15 months from the date of its organization, and provided the Internal Revenue Service approves the application, the effective date of the foundation’s status as a Section 501(c)(3) organization will be retroactive to the date of its organization. Anchor Bancorp’s outside tax advisor, however, has not rendered any advice on the regulatory condition to the contribution to require that all shares of common stock of Anchor Bancorp held by the foundation must be voted in the same ratio as all other outstanding shares of common stock of Anchor Bancorp, on all proposals considered by shareholders of Anchor Bancorp. In the event that Anchor Bancorp or the foundation receives an opinion of its legal counsel that compliance with this voting restriction would have the effect of causing the foundation to lose its tax-exempt status or otherwise have a material and adverse tax consequence on the foundation, or subject the foundation to an excise tax under Section 4941 of the Internal Revenue Code, it is expected that the Federal Deposit Insurance Corporation would waive such voting restriction upon submission of a legal opinion(s) by Anchor Bancorp or the foundation satisfactory to them. See “Business of Anchor Bank – Charitable Foundation – Regulatory Conditions Imposed on the Anchor Bancorp Foundation.”

          Under Washington law, Anchor Bancorp is authorized by statute to make charitable contributions and by law has recognized the benefits of such contributions to a Washington corporation. In this regard, Washington law provides that a charitable gift must be within reasonable limits to be valid.

          Under the Internal Revenue Code, Anchor Bancorp is generally allowed a deduction for charitable contributions made to qualifying donees within the taxable year of up to 10% of its taxable income of the consolidated group of corporations (with certain modifications) for that year. Charitable contributions made by Anchor Bancorp in excess of the annual deductible amount will be deductible over each of the five succeeding taxable years, subject to certain limitations. Anchor Bancorp believes that the conversion presents a unique opportunity to establish and fund a charitable foundation given the substantial amount of additional capital being raised in the conversion. In making this determination, Anchor Bancorp considered the dilutive impact of the contribution of common stock to the foundation on the amount of common stock available to be offered for sale in the stock offering. Based on this consideration, Anchor Bancorp believes that the contribution to the foundation in excess of the 10% annual deduction limitation is justified given Anchor Bancorp’s capital position and its earnings, the substantial additional capital being raised in the stock offering and the potential benefits of the foundation to the communities served by Anchor Bancorp. In this regard, assuming the sale of shares at the maximum of the estimated offering range, Anchor Bancorp would have pro forma shareholders’ equity of $106.6 million or 16.27% of pro forma consolidated assets. See “Capitalization,” “Anchor Bank Exceeds All Regulatory Capital Requirements,” “Pro Forma Data” and “Comparison of Valuation and Pro Forma Information With and Without Charitable Foundation.”

          Anchor Bancorp anticipates receiving an opinion of its outside tax advisor, Silver, Freedman & Taff, L.L.P., that the contribution of its own stock to the foundation should not constitute an act of self-dealing. However, any opinion received from outside tax advisors is not binding on the Internal Revenue Service or the State of Washington Department of Revenue. Anchor Bancorp should also be entitled to a deduction in the amount of the fair market value of the stock at the time of the contribution less the nominal par value that the foundation may be required to pay to Anchor Bancorp for such stock, subject to the annual deduction limitation described above. Anchor Bancorp, however, would be able to carry forward any unused portion of the deduction for five years following the contribution, subject to certain limitations. Anchor Bancorp’s outside tax advisor, however, has not rendered advice as to fair market value for purposes of determining the amount of the tax deduction. Assuming the close of the offering at the maximum of the estimated price range, Anchor Bancorp estimates that all or a substantial portion of the contribution should be deductible over the six-year period. Anchor Bancorp may make further contributions to the foundation following the initial contribution, although this is not anticipated. In addition, Anchor Bancorp and Anchor Bank may also continue to make charitable contributions to other qualifying organizations. Any of these future contributions would be based on an assessment of the financial condition of Anchor Bancorp at that time, the interests of shareholders and depositors of Anchor Bancorp and Anchor Bank, and the financial condition and operations of the foundation.

          Although Anchor Bancorp expects to receive an opinion of its outside tax advisor that it will more likely than not be entitled to a deduction for the charitable contribution, there can be no assurances that the Internal Revenue Service will recognize the foundation as a Section 501(c)(3) exempt organization or that a deduction for the charitable contribution will be allowed. In either case, Anchor Bancorp’s contribution to the foundation would be expensed without tax benefit, resulting in a reduction in earnings in the year in which the Internal Revenue Service makes the determination.

          As a private foundation, earnings and gains, if any, from the sale of common stock or other assets are generally exempt from federal and state corporate income taxation. However, investment income, such as interest, dividends and capital gains, of a private foundation will generally be subject to a federal excise tax of 2.0%. The foundation will be required to make an annual filing with the Internal Revenue Service. The foundation also will be required to make available the annual information return for a period of three years. Numerous other restrictions exist regarding the operation of the foundation including transactions with related entities, level of investment and distributions for charitable purposes.

Washington Taxation

          Anchor Bank is subject to a business and occupation tax imposed under Washington law at the rate of 1.5% of gross receipts. Interest received on loans secured by mortgages or deeds of trust on residential properties and certain investment securities are exempt from this tax.

THE CONVERSION

          The board of directors of Anchor Bank has adopted the plan of conversion and an application for approval of the plan of conversion has been filed with the Washington Department of Financial Institutions and the Federal Deposit Insurance Corporation. The Washington Department of Financial Institutions has approved our application with the condition that the plan of conversion is approved by our members and that certain other conditions imposed are satisfied. The Washington Department of Financial Institutions’ approval does not constitute a recommendation or endorsement of the plan of conversion. We also must receive a letter of non-objection to the conversion from the Federal Deposit Insurance Corporation to consummate the conversion.

General

          On July 15, 2008, we adopted a plan of conversion, pursuant to which we will convert from a state chartered mutual savings bank to a state chartered stock savings bank and at the same time become a wholly owned subsidiary of Anchor Bancorp. The conversion will include adoption of the proposed articles of incorporation and bylaws, which will authorize us to issue capital stock. Under the plan, Anchor Bank common stock is being sold to Anchor Bancorp and Anchor Bancorp common stock is being offered to our eligible depositors, the employee stock ownership plan, other depositors, and then to the public. The conversion will be accounted for at historical cost in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations.” Anchor Bancorp has filed an application with the Federal Reserve to become a bank holding company and to acquire all of Anchor Bank’s common stock to be issued in the conversion.

          We intend to contribute 50% of the net proceeds of the offering to Anchor Bank and lend our employee stock ownership plan cash to enable the plan to buy up to 8% of the shares sold in the offering. We will retain the balance of the net proceeds. We also intend to establish our charitable foundation. The conversion will be completed only upon the sale of at least 3,825,000 shares of our common stock offered pursuant to the plan of conversion.

          The shares of Anchor Bancorp common stock are first being offered in a subscription offering to holders of subscription rights. To the extent shares of common stock remain available after the subscription offering, shares may be offered in a direct community offering on a best efforts basis through Keefe, Bruyette & Woods, Inc. in such a manner as to promote a wide distribution of the shares. Shares not subscribed for in the subscription offering and direct community offering may be offered for sale on a best efforts basis in a syndicated community offering conducted by Keefe, Bruyette & Woods, Inc. We have the right, in our sole discretion, to accept or reject, in whole or in part, any orders to purchase shares of common stock received in the direct community offering and any syndicated community offering. See “– Direct Community Offering” and “– Syndicated Community Offering.”

          Subscriptions for shares will be subject to the maximum and minimum purchase limitations set forth in the plan of conversion. See “– Limitations on Stock Purchases.”

          We determined the number of shares of common stock to be offered in the offering based upon an independent valuation of the estimated consolidated pro forma market value of Anchor Bancorp. All shares of common stock to be sold in the offering will be sold at $10.00 per share. No commission will be charged to purchasers. The independent valuation will be updated and the final number of shares of our common stock to be issued in the offering will be determined at the completion of the offering. See “– How We Determined Our Price and the Number of Shares to Be Issued in the Stock Offering.”

          The completion of the offering is subject to market conditions and other factors beyond our control. No assurance can be given as to the length of time following approval of the plan of conversion by our members that will be required to complete the sale of shares. If we experience delays, significant changes may occur in the estimated offering range with corresponding changes in the offering price and the net proceeds to be realized by us from the sale of the shares. If the conversion is terminated, we will charge all related expenses against current income and any funds collected by us in the offering will be promptly returned, with interest, to each subscriber.

          The following is a brief summary of the conversion and is qualified in its entirety by reference to the applicable provision of the plan of conversion. A copy of the plan of conversion is available for inspection at Anchor Bank, at the Washington Department of Financial Institutions, Division of Banks, Department of Financial Institutions and at the Federal Deposit Insurance Corporation. The plan of conversion is also filed as an exhibit to the application to convert from mutual to stock form of which this prospectus is a part, copes of which may be obtained from the Washington Department of Financial Institutions. See “Where You Can Find More Information.”

Our Reasons for the Conversion

          As a mutual institution, Anchor Bank has no authority to issue shares of capital stock and consequently has no access to market sources of equity capital. Only by generating and retaining earnings from year to year is Anchor Bank able to increase its capital position. This conversion is another step in our strategic plan to increase our capital and expand our operations.

          As a stock corporation upon completion of the conversion, Anchor Bank will be organized in the form used by commercial banks, most major corporations and a majority of savings institutions. The ability to raise new equity capital through the issuance and sale of capital stock will allow Anchor Bank the flexibility to increase its capital position more rapidly than by accumulating earnings and at times deemed advantageous by the board of directors. It will also support future growth and expanded operations, including increased lending and investment activities, as business and regulatory needs require. The ability to attract new capital also will help better address the needs of the communities we serve and enhance our ability to make acquisitions or expand into new businesses. The acquisition alternatives available to Anchor Bank are quite limited as a mutual institution. However, after the conversion, we will have increased ability to merge with other institutions. Finally, the ability to issue capital stock will enable us to establish stock compensation plans for directors, officers and employees, giving them equity interests in Anchor Bancorp and greater incentive to improve its performance. For a description of the stock compensation plans which will be adopted by us in connection with the conversion, see “Management – Benefits to Be Considered Following Completion of the Conversion.”

          The disadvantages of the offering considered are the additional expense and effort of operating as a public company, and the fact that operating in the stock holding company form of organization could subject Anchor Bancorp to contests for corporate control, including the possibility that a director could be elected that advocates the particular position of the group which elected him or her, rather than positions that are in the best interests of the Anchor Bank and all shareholders.

          After considering the advantages and disadvantages of the conversion, as well as applicable fiduciary duties and alternative transactions, the board of directors of Anchor Bank approved the conversion as being in the best interests of Anchor Bank and equitable to its account holders.

Effects of the Conversion

          General. The conversion will have no effect on Anchor Bank’s present business of accepting deposits and investing its funds in loans and other investments permitted by law. Following completion of the conversion, Anchor Bank will continue to be subject to regulation by the Washington Department of Financial Institutions, and its accounts will continue to be insured by the Federal Deposit Insurance Corporation, up to applicable limits, without interruption. After the conversion, Anchor Bank will continue to provide services for depositors and borrowers under current policies and by its present management and staff.

          Deposits and Loans. Each holder of a deposit account in Anchor Bank at the time of the conversion will continue as an account holder in Anchor Bank after the conversion, and the conversion will not affect the deposit balance, interest rate or other terms of the depositor’s accounts. Each account will be insured by the Federal Deposit Insurance Corporation to the same extent as before the conversion. Depositors in Anchor Bank will continue to hold their existing certificates, passbooks (statement savings) and other evidence of their accounts. The conversion will not affect the loan terms of any borrower from Anchor Bank. The amount, interest rate, maturity, security for and obligations under each loan will remain as they existed prior to the conversion. See “– Voting Rights” and “– Depositors’ Rights if We Liquidate” below for a discussion of the effects of the conversion on the voting and liquidation rights of the depositors of Anchor Bank.

          Continuity. The board of directors presently serving Anchor Bank will serve as the board of directors of Anchor Bank after the conversion. The board of directors of Anchor Bancorp consists of the same individuals who serve as directors of Anchor Bank. After the conversion, the voting shareholders of Anchor Bancorp will elect approximately one-third of its directors annually. All current officers of Anchor Bank will retain their positions with Anchor Bank after the conversion.

          Voting Rights. After completion of the conversion, depositor members will have no voting rights in Anchor Bank or Anchor Bancorp and, therefore, will not be able to elect directors of Anchor Bank or Anchor Bancorp or to control their affairs. Currently, depositors of Anchor Bank have only limited voting rights in matters such as the mutual to stock conversion. After the conversion, voting rights in Anchor Bancorp will be vested exclusively in the shareholders of Anchor Bancorp. Each holder of common stock will be entitled to vote on any matter to be considered by the shareholders of Anchor Bancorp. After completion of the conversion voting rights in Anchor Bank will be vested exclusively in its sole shareholder, Anchor Bancorp.

          Depositors’ Rights if We Liquidate. We have no plans to liquidate. However, if there should ever be a complete liquidation of Anchor Bank, either before or after conversion, deposit account holders would receive the protection of insurance by the Federal Deposit Insurance Corporation up to applicable limits. In addition, liquidation rights before and after the conversion would be as follows:

Liquidation Rights in Present Mutual Institution. In addition to the protection of Federal Deposit Insurance Corporation insurance up to applicable limits, in the event of the complete liquidation of Anchor Bank, each holder of a deposit account would receive his or her pro rata share of any assets of Anchor Bank remaining after payment of claims of all creditors (including the claims of all depositors in the amount of the withdrawal value of their accounts). Each holder’s pro rata share of the remaining assets, if any, would be in the same proportion of the assets as the balance in his or her deposit account was to the aggregate balance in all our deposit accounts at the time of liquidation.

Liquidation Rights in Proposed Converted Institution. After conversion, each deposit account holder, in the event of the complete liquidation of Anchor Bank, would have a claim of the same general priority as the claims of all our other general creditors in addition to the protection of Federal Deposit Insurance Corporation insurance up to applicable limits. Therefore, except as described below, the deposit account holder’s claim would be solely in the amount of the balance in his or her deposit account plus accrued interest. A deposit account holder would have no interest in the assets of Anchor Bank above that amount, if any.

Anchor Bank will, at the time of the conversion, establish a liquidation account in an amount equal to its total equity as of the date of the latest statement of financial condition contained in the prospectus. The liquidation account will be a memorandum account on the records of Anchor Bank and there will be no segregation of assets of Anchor Bank related to it.

The liquidation account will be maintained subsequent to the conversion for the benefit of eligible account holders and supplemental eligible account holders who retain their deposit accounts in Anchor Bank. Each eligible account holder and supplemental eligible account holder will, with respect to each deposit account held, have a related inchoate interest in a portion of the liquidation account balance called a subaccount.

The initial subaccount balance for a deposit account held by an eligible account holder or a supplemental eligible account holder will be determined by multiplying the opening balance in the liquidation account by a fraction of which the numerator is the amount of the holder’s qualifying deposit in the deposit account and the denominator is the total amount of the qualifying deposits of all such holders. The initial subaccount balance will not be increased, and it will be subject to downward adjustment as provided below.

If the balance in any deposit account of an eligible account holder or supplemental eligible account holder at the close of business on any on any annual closing date subsequent to the effective date of the conversion is less than the lesser of (1) the balance in the deposit account at the close of business on any other on any annual closing date subsequent to June 30, 2007, or _______, 2008, as applicable, or (2) the amount of the qualifying deposit in the deposit account on June 30, 2007, or ______, 2008, as applicable, then the subaccount balance for the deposit account will be adjusted by reducing the subaccount balance in an amount proportionate to the reduction in the deposit balance. In the event of a downward adjustment, the subaccount balance will not be subsequently increased, notwithstanding any subsequent increase in the deposit balance of the related deposit account. If any such deposit account is closed, the related subaccount balance will be reduced to zero.

In the event of a complete liquidation of Anchor Bank (and only in that event), each eligible account holder and supplemental eligible account holder will be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current adjusted subaccount balance(s) for the deposit account(s) then held by the holder before any liquidation distribution may be made to shareholders. No merger, consolidation, bulk purchase of assets with assumptions of deposit accounts and other liabilities or similar transactions with another federally-insured institution in which Anchor Bank is not the surviving institution will be considered to be a complete liquidation. In any such transaction, the liquidation account will be assumed by the surviving institution.

          Tax Effects of the Conversion. We have received an opinion from our special counsel, Silver, Freedman & Taff, L.L.P., Washington, D.C. that the conversion will constitute a tax free reorganization under the Internal Revenue Code and that no gain or loss will be recognized for federal income tax purposes by Anchor Bank or Anchor Bancorp as a result of the completion of the conversion. However, this opinion is not binding on the Internal Revenue Service or the State of Washington Department of Revenue.

          If the liquidation rights in Anchor Bank or subscription rights to purchase Anchor Bancorp common stock have a market value when received, or in the case of subscription rights, when exercised, then depositors receiving or exercising these rights may have a taxable gain. Any gain will be limited to the fair market value of these rights.

          Liquidation rights are the proportionate interest of certain depositors of Anchor Bank in the special liquidation account to be established by Anchor Bancorp under the plan of conversion. See “– Depositors’ Rights if We Liquidate.” Special counsel has concluded that the liquidation rights will have nominal, if any, fair market value.

          The subscription rights are the preferential rights of eligible subscribers to purchase shares of Anchor Bancorp common stock in the conversion. See “– Subscription Offering and Subscription Rights.” Because the subscription rights are acquired without cost, are not transferable, last for only a short time period and give the recipients a right to purchase stock in the conversion only at fair market value, special counsel believes these rights do not have any taxable value when they are granted or exercised. Special counsel’s opinion states that it is not aware of the Internal Revenue Service claiming in any similar conversion transaction that liquidation rights or subscription rights have any market value. Because there are no judicial opinions or official Internal Revenue Service positions on this issue, however, special counsel’s opinion relating to liquidation rights and subscription rights comes to a reasoned conclusion instead of an absolute conclusion on these issues. Special counsel’s conclusion is supported by a letter from RP Financial, LC. which states that the subscription rights do not have any value when they are distributed or exercised.

          If the Internal Revenue Service disagrees and says the subscription rights have value, income may be recognized by recipients of these rights, in certain cases whether or not the rights are exercised. This income may be capital gain or ordinary income, and Anchor Bancorp and Anchor Bank could recognize gain on the distribution of these rights. Eligible subscribers are encouraged to consult with their own tax advisor regarding their own circumstances and any tax consequences if subscription rights are deemed to have value.

          Special counsel has also concluded that there are no other material federal income tax consequences in connection with the conversion.

          The opinion of special counsel makes certain assumptions consisting solely of factual matters that would be contained in a representation letter of Anchor Bank to the Internal Revenue Service if it were seeking a private letter ruling relating to the federal income tax consequences of the conversion. Special counsel’s opinion is based on the Internal Revenue Code, regulations now in effect or proposed, current administrative rulings and practice and judicial authority, all of which are subject to change. Any change may be made with retroactive effect. Unlike private letter rulings received from the Internal Revenue Service, special counsel’s opinion is not binding on the Internal Revenue Service and there can be no assurance that the Internal Revenue Service will not take a position contrary to the positions reflected in special counsel’s opinion, or that special counsel’s opinion will be upheld by the courts if challenged by the Internal Revenue Service.

          Anchor Bank has also obtained an opinion from Blado Kiger, P.S., Tacoma, Washington that the income tax effects of the conversion under Washington tax laws will be substantially the same as the federal income tax consequences described above.

How We Determined Our Price and the Number of Shares to Be Issued in the Stock Offering

          The plan of conversion requires that the purchase price of the common stock must be based on the appraised pro forma market value of Anchor Bancorp and Anchor Bank, as determined on the basis of an independent valuation. We have retained RP Financial, LC., a financial services industry consulting firm with over 20 years of experience in valuing financial institutions for mutual to stock conversions, to make this valuation. We have no prior relationship with RP Financial. For its services in making this appraisal, RP Financial’s fees and out-of-pocket expenses are estimated to be $75,000. We have agreed to indemnify RP Financial and any employees of RP Financial who act for or on behalf of RP Financial in connection with the appraisal against any and all loss, cost, damage, claim, liability or expense of any kind, including claims under federal and state securities laws, arising out of any misstatement, untrue statement of a material fact or omission to state a material fact in the information we supply to RP Financial, unless RP Financial is determined to be negligent or otherwise at fault.

          The independent valuation appraisal considered the pro forma impact of the offering and applied three primary methodologies: the pro forma price-to-book value approach applied to both reported book value and tangible book value; the pro forma price-to-earnings approach applied to reported and core earnings; and the pro forma price-to-assets approach. The market value ratios applied in the three methodologies were based upon the current market valuations of the peer group companies identified by RP Financial, subject to valuation adjustments applied by RP Financial to account for differences between Anchor Bancorp and the peer group. RP Financial placed the greatest emphasis on the price-to-core earnings and price-to-tangible book value approaches in estimating pro forma market value.

          The independent valuation was prepared by RP Financial in reliance upon the information contained in this prospectus, including the financial statements of Anchor Bank. RP Financial also considered the following factors, among others:

•	the present results and financial condition of Anchor Bank, and the projected results and financial condition of Anchor Bancorp, a Washington corporation;

•	the economic and demographic conditions in Anchor Bank’s existing market area;

•	certain historical, financial and other information relating to Anchor Bank;

•

a comparative evaluation of the operating and financial characteristics of Anchor Bank with the peer group companies, which are headquartered in the states of Washington (four companies), California (two companies), Colorado (one company), Minnesota (one company), Arkansas (one company) and Iowa (one company);

•	the impact of the conversion and the offering on Anchor Bancorp’s shareholders’ equity and earnings potential;

•	the proposed dividend policy of Anchor Bancorp; and

•	the trading market for the securities of the peer group institutions and general conditions in the stock market for the peer group institutions and all publicly traded thrift institutions.

          Included in RP Financial’s independent valuation were certain assumptions as to the pro forma earnings of Anchor Bancorp after the conversion that were utilized in determining the appraised value. These assumptions included estimated expenses, an assumed after-tax rate of return on the net offering proceeds, the repayment of Federal Home Loan Bank advances by Anchor Bank, and purchases in the open market of 4% of the common stock issued in the offering by the restricted stock plan at the $10.00 purchase price. See “Pro Forma Data” for additional information concerning these assumptions. The use of different assumptions may yield different results.

          The independent valuation states that as of October 10, 2008, the estimated pro forma market value of Anchor Bancorp (inclusive of shares issued to the Anchor Bancorp Foundation) ranged from $39.8 million to $53.3 million, with a midpoint of $46.5 million. The board of directors of Anchor Bancorp decided to offer the shares of common stock for a price of $10.00 per share primarily because it is the price most commonly used in mutual-to-stock conversions of financial institutions. The number of shares offered will be equal to the aggregate pro forma market value of Anchor Bancorp (excluding the Anchor Bancorp Foundation shares) divided by the price per share. Based on the valuation range and the $10.00 price per share, the minimum of the offering range will be 3,825,000 shares, the midpoint of the offering range will be 4,500,000 shares and the maximum of the offering range will be 5,175,000 shares, or 5,951,250 if the maximum amount is adjusted because of demand for shares or changes in market and financial conditions.

          The following table presents a summary of selected pricing ratios for the companies comprising the peer group used by RP Financial in its independent appraisal report dated October 10, 2008 and the pro forma pricing ratios for us, as calculated in the tables beginning on page 24 in the section of this prospectus entitled “Pro Forma Data.” Compared to the median pricing of the peer group, our pro forma pricing ratios at the midpoint of the offering range indicated a premium of 1,023.7% on a price-to-earnings basis and a discount of 11.4% on a price-to-book value basis and a price-to-tangible book value basis. The estimated appraised value and the resulting premiums and discounts took into consideration the potential financial impact of the conversion and offering and RP Financial’s analysis of the results of operations and financial condition of Anchor Bancorp compared to the peer group.

	Price-to- earnings multiple(1)	Price-to-book value ratio	Price-to-tangible book value ratio

Anchor Bancorp
Minimum of offering range	71.43x	41.93%	41.93%
Midpoint of offering range	90.91x	46.17%	46.17%
Maximum of offering range	100.00x	49.95%	49.95%
Maximum of offering range, as adjusted	125.00x	53.82%	53.82%

Valuation of peer group companies using stock market prices as of October 10, 2008(2)
Average	8.20x	52.84%	57.27%
Median	8.09x	52.09%	54.26%

(1)	Reflects our pro forma price-to-earnings multiples based on unaudited pro forma net income for the year ended June 30, 2008, annualized basis.

(2)	Reflects earnings for the most recent twelve-month period for which data were publicly available (June 30, 2008 for all peer group members).

          The board of directors of Anchor Bancorp reviewed the independent valuation and, in particular, considered the following:

•	Anchor Bank’s financial condition and results of operations;

•	comparison of financial performance ratios of Anchor Bank to those of other financial institutions of similar size; and

•	market conditions generally and, in particular, for financial institutions.

          All of these factors are set forth in the independent valuation. The board of directors also reviewed the methodology and the assumptions used by RP Financial in preparing the independent valuation and believes that such assumptions were reasonable. The offering range may be amended with the approval of the Washington Department of Financial Institutions and the Federal Deposit Insurance Corporation, if required, as a result of subsequent developments in the financial condition of Anchor Bancorp or Anchor Bank or market conditions generally.

          The independent valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of our common stock. RP Financial, LC. did not independently verify our consolidated financial statements and other information that we provided to them, nor did RP Financial, LC. independently value our assets or liabilities. The independent valuation considers Anchor Bank as a going concern and should not be considered as an indication of the liquidation value of Anchor Bank. Moreover, because the valuation is necessarily based upon estimates and projections of a number of matters, all of which may change from time to time, no assurance can be given that persons purchasing our common stock in the offering will thereafter be able to sell their shares at prices at or above the $10.00 offering price per share.

          Following commencement of the subscription offering, the maximum of the valuation range may be increased by up to 15%, or up to $59.5 million, without resoliciting subscribers, which will result in a corresponding increase of up to 15% in the maximum of the offering range to up to 5,951,250 shares, in addition to the 150,000 shares to be issued to the Anchor Bancorp Foundation to reflect changes in the market and financial conditions or demand for the shares. We will not decrease the minimum of the valuation range and the minimum of the offering range without a resolicitation of subscribers. The subscription price of $10.00 per share will remain fixed. See “– Limitations on Common Stock Purchases” as to the method of distribution and allocation of additional shares that may be issued in the event of an increase in the offering range to fill unfilled orders in the offering.

          If the update to the independent valuation at the conclusion of the offering results in an increase in the maximum of the valuation range to more than $61.0 million and a corresponding increase in the offering range to more than 6,101,250 shares, or a decrease in the minimum of the valuation range to less than $39.8 million and a corresponding decrease in the offering range to fewer than 3,825,000 shares, then, with regulatory approval, we may terminate the offering and promptly return, with interest at Anchor Bank’s passbook (statement) savings rate, all funds previously delivered to us to purchase shares of common stock and cancel deposit account withdrawal authorizations, and, after consulting with the Washington Department of Financial Institutions, we may terminate the plan of conversion and the stock offering. Alternatively, we may establish a new offering range and extend the offering period and commence a resolicitation of subscribers or take other actions as permitted by the Washington Department of Financial Institutions in order to complete the conversion and the offering. In the event that a resolicitation is commenced, we will notify subscribers of the extension of time and of the rights of subscribers to confirm, change or cancel their stock orders for a specified resolicitation period. If a subscriber does not respond, we will cancel the stock order and return funds, as described above. Any resolicitation following the conclusion of the subscription and community offerings would not exceed 45 days.

          An increase in the number of shares to be issued in the offering would decrease both a subscriber’s ownership interest and Anchor Bancorp’s pro forma earnings and shareholders’ equity on a per share basis while increasing pro forma earnings and shareholders’ equity on an aggregate basis. A decrease in the number of shares to be issued in the offering would increase both a subscriber’s ownership interest and Anchor Bancorp’s pro forma earnings and shareholders’ equity on a per share basis, while decreasing pro forma earnings and shareholders’ equity on an aggregate basis. For a presentation of the effects of these changes, see “Pro Forma Data.”

          Copies of the appraisal report of RP Financial, LC., including any amendments, and the detailed report of the appraiser setting forth the method and assumptions for the appraisal are available for inspection at the office of Anchor Bank and as specified under “Where You Can Find More Information.” In addition, the appraisal report is an exhibit to the registration statement of which this prospectus is a part. The registration statement is available on the SEC’s website (http://www.sec.gov).

Subscription Offering and Subscription Rights

          Under the plan of conversion, rights to subscribe for the purchase of common stock have been granted to the following persons in the following order of descending priority:

•	depositors of Anchor Bank with account balances of at least $50.00 as of the close of business on June 30, 2007 (“Eligible Account Holders”);

•	the proposed employee stock ownership plan (“Tax-Qualified Employee Stock Benefit Plans”);

•	depositors of Anchor Bank with account balances of at least $50.00 as of the close of business on _____, 2008 (“Supplemental Eligible Account Holders”); and

•

depositors of Anchor Bank, as of the close of business on _____________, 2008, other than Eligible Account Holders or Supplemental Eligible Account Holders, and borrowers as of _______________, 2008 (“Other Members”).

          All subscriptions received will be subject to the availability of common stock after satisfaction of all subscriptions of all persons having prior rights in the subscription offering and to the maximum and minimum purchase limitations set forth in the plan of conversion and as described below under “– Limitations on Stock Purchases.”

          Preference Category No. 1: Eligible Account Holders. Each Eligible Account Holder shall receive, without payment, first priority, nontransferable subscription rights to subscribe for shares of common stock in an amount equal to the greater of:

(1)	$500,000 or 50,000 shares of common stock;

(2)	one-tenth of one percent of the total offering of shares of common stock; or

(3)

15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of common stock to be issued by a fraction, of which the numerator is the amount of the qualifying deposit of the Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Eligible Account Holders in Anchor Bank in each case on the close of business on June 30, 2007 (the “Eligibility Record Date”), subject to the overall purchase limitations.

See “– Limitations on Stock Purchases.”

          If there are not sufficient shares available to satisfy all subscriptions, shares first will be allocated among subscribing Eligible Account Holders so as to permit each such Eligible Account Holder, to the extent possible, to purchase a number of shares sufficient to make his total allocation equal to the lesser of the number of shares subscribed for or 100 shares. Thereafter, any shares remaining will be allocated among the subscribing Eligible Account Holders whose subscriptions remain unfilled pro rata in the proportion that the amounts of their respective qualifying deposits bear to the total amount of qualifying deposits of all subscribing Eligible Account Holders whose subscriptions remain unfilled. For example, if an Eligible Account Holder with an unfilled subscription has qualifying deposits totaling $100, and the total amount of qualifying deposits for Eligible Account Holders with unfilled subscriptions was $1,000, then the number of shares that may be allocated to fill this Eligible Account Holder’s subscription would be 10% of the shares remaining available, up to the amount subscribed for.

          To ensure proper allocation of stock, each Eligible Account Holder must list on his or her subscription order form all accounts in which he or she has an ownership interest. Failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed. The subscription rights of Eligible Account Holders who are also directors or officers of Anchor Bank or their associates will be subordinated to the subscription rights of other Eligible Account Holders to the extent attributable to increased deposits in the year preceding June 30, 2007.

          Preference Category No. 2: Tax-Qualified Employee Stock Benefit Plans. The plan of conversion provides that each Tax-Qualified Employee Stock Benefit Plan, including the employee stock ownership plan, shall receive nontransferable subscription rights to purchase up to 10% of the common stock sold in the offering, provided that individually or in the aggregate these plans (other than that portion of these plans which is self-directed) shall not purchase more than 10% of the shares of common stock, including any increase in the number of shares of common stock after the date hereof as a result of an increase of up to 15% in the maximum of the estimated valuation range. The proposed employee stock ownership plan intends to purchase 8% of the shares of common stock sold in the offering, or 306,000 shares and 414,000 shares based on the minimum and maximum of the estimated offering range, respectively. Subscriptions by the Tax-Qualified Employee Stock Benefit Plans will not be aggregated with shares of common stock purchased directly by or which are otherwise attributable to any other participants in the subscription and direct community offerings, including subscriptions of any of Anchor Bank’s directors, officers, employees or associates thereof. Subscription rights received pursuant to this category shall be subordinated to all rights received by Eligible Account Holders to purchase shares pursuant to Preference Category No. 1; provided, however, that notwithstanding any other provisions of the plan of conversion to the contrary, the Tax-Qualified Employee Stock Benefit Plans shall have a first priority subscription right to the extent that the total number of shares of common stock sold in the stock offering exceeds the maximum of the estimated offering. If the total number of shares offered in the stock offering is increased to an amount greater than then number of shares representing the maximum of the estimated valuation range to be sold to the public, each Tax-Qualified Employee Stock Benefit Plan will have a priority right to purchase up to 8% of the shares exceeding the maximum of the estimated offering range, up to an aggregate of 10% of the common stock sold in the conversion. If the employee stock ownership plan’s subscription is not filled in its entirety, the plan may purchase shares in the open market. See “Management – Benefits to Be Considered Following Completion of the Conversion – Employee Stock Ownership Plan.”

          Preference Category No. 3: Supplemental Eligible Account Holders. To the extent that there are sufficient shares remaining after satisfaction of subscriptions by Eligible Account Holders and the Tax-Qualified Employee Stock Benefit Plans, each Supplemental Eligible Account Holder shall be entitled to receive, without payment therefore, third priority, nontransferable subscription rights to subscribe for shares of common stock in an amount equal to the greater of:

(1)	$500,000 or 50,000 shares of common stock;

(2)	one-tenth of one percent of the total offering of shares of common stock; or

(3)

15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of common stock to be issued by a fraction, of which the numerator is the amount of the qualifying deposit of the Supplemental Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Supplemental Eligible Account Holders in Anchor Bank

in each case on the close of business on _____, 2008 (the “Supplemental Eligibility Record Date”), subject to the overall purchase limitations.

See “– Limitations on Stock Purchases.”

          If there are not sufficient shares available to satisfy all subscriptions of all Supplemental Eligible Account Holders, available shares first will be allocated among subscribing Supplemental Eligible Account Holders so as to permit each such Supplemental Eligible Account Holder, to the extent possible, to purchase a number of shares sufficient to make his or her total allocation (including the number of shares, if any, allocated in accordance with Category No. 1) equal to the lesser of the number of shares subscribed for or 100 shares. Thereafter, any shares remaining available will be allocated among the Supplemental Eligible Account Holders whose subscriptions remain unfilled pro rata in the proportion that the amounts of their respective qualifying deposits bear to the total amount of qualifying deposits of all subscribing Supplemental Eligible Account Holders whose subscriptions remain unfilled.

          Preference Category No. 4: Other Members. To the extent that there are sufficient shares remaining after satisfaction of subscriptions by Eligible Account Holders, the Tax-Qualified Employee Stock Benefit Plans and Supplemental Eligible Account Holders, each Other Member shall receive, without payment therefore, fourth priority, nontransferable subscription rights to subscribe for shares of Anchor Bancorp common stock, up to the greater of:

(1)	$500,000 or 50,000 shares of common stock; or

(2)	one-tenth of one percent of the total offering of shares of common stock in the offerings, subject to the overall purchase limitations.

See“– Limitations on Stock Purchases.”

          In the event the Other Members subscribe for a number of shares which, when added to the shares subscribed for by Eligible Account Holders, the Tax-Qualified Employee Stock Benefit Plans and Supplemental Eligible Account Holders, is in excess of the total number of shares of common stock offered in the conversion, available shares will be allocated among the subscribing Other Members pro rata on the basis of the amounts of their respective subscriptions.

          Expiration Date for the Subscription Offering. The subscription offering will expire at 12:00 Noon, Pacific time, on ________, 2008, unless extended for the full 45 day period to ________, 2008, and may be extended an additional 45 days to ________, 2008 without the approval of the Washington Department of Financial Institutions. Any further extensions of the subscription offering must be approved by the Washington Department of Financial Institutions. The subscription offering may not be extended beyond ________, 200_. Subscription rights which have not been exercised prior to ________, 2008 (unless extended) will become void.

          Anchor Bancorp and Anchor Bank will not execute orders until at least the minimum number of shares of common stock, 3,825,000 shares, have been subscribed for or otherwise sold. If all shares have not been subscribed for or sold by ________, 2008, unless this period is extended with the consent of the Washington Department of Financial Institutions, all funds delivered to Anchor Bank pursuant to the subscription offering will be returned promptly to the subscribers with interest and all withdrawal authorizations will be canceled. If an extension beyond ________, 2008 is granted, Anchor Bancorp and Anchor Bank will notify subscribers of the extension of time and of any rights of subscribers to confirm, modify or rescind their subscriptions. This is commonly referred to as a “resolicitation offering.”

          In a resolicitation offering, Anchor Bancorp would mail you a supplement to this prospectus if you subscribed for stock to let you confirm, modify or cancel your subscription. If you fail to respond to the resolicitation offering, it would be as if you had canceled your order and all subscription funds, together with accrued interest, would be returned to you. If you authorized payment by withdrawal of funds on deposit at Anchor Bank, that authorization would terminate. If you affirmatively confirm your subscription order during the resolicitation offering, Anchor Bancorp and Anchor Bank would continue to hold your subscription funds until the end of the resolicitation offering. Your resolicitation order would be irrevocable without the consent of Anchor Bancorp and Anchor Bank until the conversion is completed or terminated.

Direct Community Offering

          To the extent that shares remain available for purchase after satisfaction of all subscription rights discussed above, we anticipate offering shares pursuant to the plan of conversion to members of the general public who receive a prospectus, with a preference given to natural persons residing in Grays Harbor, Thurston, Lewis, Pierce, Mason, Kitsap, Clark and King counties. These natural persons are referred to as preferred subscribers. We may limit total subscriptions in the direct community offering to ensure that the number of shares available for any syndicated community offering may be up to a specified percentage of the number of shares of common stock. Finally, we may reserve shares offered in the direct community offering for sales to institutional investors. The opportunity to subscribe for shares of common stock in any direct community offering will be subject to our right, in our sole discretion, to accept or reject any such orders either at the time of receipt of an order or as soon as practicable following ________, 2008. The direct community offering, if any, will begin at the same time as, during or promptly after the subscription offering and will not be for more than 45 days after the end of the subscription offering.

          The price at which common stock is sold in the direct community offering will be the same price at which shares are offered and sold in the subscription offering. No person, by himself or herself, or with an associate or group of persons acting in concert, may purchase more than $500,000 of common stock in the direct community offering, subject to the maximum purchase limitations. See “– Limitations on Stock Purchases.” In the event of an oversubscription for shares in the direct community offering, shares may be allocated, to the extent shares remain available, on a pro rata basis to such person based on the amount of their respective subscriptions.

Syndicated Community Offering

          As a final step in the conversion, the plan of conversion provides that, if feasible, all shares of common stock not purchased in the subscription offering and direct community offering may be offered for sale to selected members of the general public in a syndicated community offering through a syndicate of registered broker-dealers managed by Keefe, Bruyette & Woods, Inc. as agent of Anchor Bancorp. We call this the syndicated community offering. We expect that the syndicated community offering will begin as soon as practicable after termination of the subscription offering and the direct community offering, if any. We, in our sole discretion, have the right to reject orders in whole or in part received in the syndicated community offering. Neither Keefe, Bruyette & Woods, Inc. nor any registered broker-dealer shall have any obligation to take or purchase any shares of common stock in the syndicated community offering; however, Keefe, Bruyette & Woods, Inc. has agreed to use its best efforts in the sale of shares in any syndicated community offering.

          The price at which common stock is sold in the syndicated community offering will be the same price at which shares are offered and sold in the subscription offering and direct community offering. No person, acting alone, or with an associate or group of persons acting in concert, may purchase more than $________ of common stock in the syndicated community offering, subject to the maximum purchase limitations. See “– Limitations on Stock Purchases.”

          Keefe, Bruyette & Woods, Inc. may enter into agreements with broker-dealers to assist in the sale of the shares in the syndicated community offering, although no such agreements currently exist. No orders may be placed or filled by or for a selected dealer during the subscription offering. After the close of the subscription offering, Keefe, Bruyette & Woods, Inc. will instruct selected dealers as to the number of shares to be allocated to each dealer. Only after the close of the subscription offering and upon allocation of shares to selected dealers may selected dealers take orders from their customers. During the subscription offering and direct community offering, selected dealers may only solicit indications of interest from their customers to place orders as of a certain order date for the purchase of shares of Anchor Bancorp common stock. When, and if, Keefe, Bruyette & Woods, Inc. and

Anchor Bank believe that enough indications of interest and orders have not been received in the subscription offering and direct community offering to consummate the conversion, Keefe, Bruyette & Woods, Inc. will request, as of the order date, selected dealers to submit orders to purchase shares for which they have previously received indications of interest from their customers. The dealers will send confirmations of the orders to their customers on the next business day after the order date. The dealers will debit the accounts of their customers on the settlement date, which will be three business days from the order date. Customers who authorize selected dealers to debit their brokerage accounts are required to have the funds for payment in their account on but not before the settlement date. On the settlement date, the dealers will deposit funds to the account established by Anchor Bank for each dealer. Each customer’s funds forwarded to Anchor Bank, along with all other accounts held in the same title, will be insured by the Federal Deposit Insurance Corporation up to $100,000 in accordance with applicable Federal Deposit Insurance Corporation regulations. After payment has been received by Anchor Bank from the dealers, funds will earn interest at Anchor Bank’s passbook (statement savings) account rate until the completion or termination of the conversion. Funds will be promptly returned, with interest, in the event the conversion is not consummated as described above. Notwithstanding the foregoing, any checks received by Keefe, Bruyette & Woods, Inc. or any selected dealer specifically for payment for the shares will be forwarded to Anchor Bank by noon of the day following receipt for deposit to the account established by Anchor Bank for each dealer. Keefe, Bruyette & Woods, Inc. shall also have the right, in its sole discretion, to permit investors to submit irrevocable orders together with legally binding commitments for payment for shares for which they subscribe at any time prior to the closing of the offering.

          The syndicated community offering will be completed within 45 days after the termination of the subscription offering, unless extended by Anchor Bank with the approval of the Washington Department of Financial Institutions. The syndicated community offering may not be extended past ________, 200__. See “– How We Determined Our Price and the Number of Shares to Be Issued in the Stock Offering” above for a discussion of rights of subscribers, if any, in the event an extension is granted.

Persons Who Are Not Permitted to Participate in the Stock Offering

          We will make reasonable efforts to comply with the securities laws of all states in the United States in which persons entitled to subscribe for stock pursuant to the plan of conversion reside. However, we are not required to offer stock in the subscription offering to any person who resides in a foreign country or resides in a state of the United States with respect to which:

•	the number of persons otherwise eligible to subscribe for shares under the plan of conversion who reside in such state is small;

•

the granting of subscription rights or the offer or sale of shares of common stock to such persons would require any of us or our officers, directors or employees, under the laws of such state to register as a broker, dealer, salesperson or selling agent or to register or otherwise qualify the securities of Anchor Bancorp for sale in such state; or

•	such registration, qualification or filing in our judgment would be impracticable or unduly burdensome for reasons of cost or otherwise.

Where the number of persons eligible to subscribe for shares in one state is small, we will base our decision as to whether or not to offer the common stock in that state on a number of factors, including but not limited to the size of accounts held by account holders in the state, the cost of registering or qualifying the shares or the need to register us or our officers, directors or employees as brokers, dealers or salespersons.

Limitations on Stock Purchases

          The plan of conversion includes the following limitations on the number of shares of Anchor Bancorp common stock which may be purchased in the conversion:

(1)	No fewer than 25 shares of common stock may be purchased, to the extent shares are available;

(2)	Each Eligible Account Holder may subscribe for and purchase in the subscription offering up to the greater of:

	(a)	$500,000 or 50,000 shares of common stock;

	(b)	one-tenth of one percent of the total offering of shares of common stock; or

(c)

15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of common stock to be issued by a fraction, of which the numerator is the amount of the qualifying deposit of the Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Eligible Account Holders in Anchor Bank in each case as of the close of business on the Eligibility Record Date, subject to the overall limitation in clause (7) below;

(3)

The Tax-Qualified Employee Stock Benefit Plans, including the employee stock ownership plan, may purchase in the aggregate up to 10% of the shares of common stock issued in the conversion, and including any additional shares issued in the event of an increase in the estimated offering range; at this time the employee stock ownership plan intends to purchase only 8% of such shares;

(4)	Each Supplemental Eligible Account Holder may subscribe for and purchase in the subscription offering up to the greater of:

	(a)	$500,000 or 50,000 shares of common stock;

	(b)	one-tenth of one percent of the total offering of shares of common stock; or

(c)

15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of common stock to be issued by a fraction, of which the numerator is the amount of the qualifying deposit of the Supplemental Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Supplemental Eligible Account Holders in Anchor Bank in each case as of the close of business on the Supplemental Eligibility Record Date, subject to the overall limitation in clause (7) below;

(5)	Each Other Member may subscribe for and purchase in the subscription offering up to the greater of:

	(a)	$500,000 or 50,000 shares of common stock; or

	(b)	one-tenth of one percent of the total offering of shares of common stock, subject to the overall limitation in clause (7) below;

(6)

Persons purchasing shares of common stock in the direct community offering or syndicated community offering may purchase in the direct community offering or syndicated community offering up to $500,000 or 50,000 shares of common stock, subject to the overall limitation in clause (7) below; and

(7)

Except for the Tax-Qualified Employee Stock Benefit Plans, and the Eligible Account Holders and Supplemental Eligible Account Holders whose subscription rights are based upon the amount of their deposits, as a result of (2)(c) and (4)(c) above the maximum number of shares of Anchor Bancorp common stock subscribed for or purchased in all categories of the offerings by any person, together with associates of and groups of persons acting in concert with such persons, shall not exceed $500,000 or 50,000 shares of common stock.

          Subject to any required regulatory approval and the requirements of applicable laws and regulations, but without further approval of the members of Anchor Bank, the boards of directors of Anchor Bancorp and Anchor Bank may, in their sole discretion, increase the maximum individual amount permitted to be subscribed for to provide that any person, group of associated persons, or persons otherwise acting in concert subscribing for five percent, may purchase between five and ten percent as long as the aggregate amount that the subscribers purchase does not exceed ten percent of the total stock offering. Requests to purchase additional shares of common stock will be allocated by the boards of directors on a pro rata basis giving priority in accordance with the preference categories set forth in this prospectus.

          The term “associate” when used to indicate a relationship with any person means:

•

any corporation or organization (other than Anchor Bank, Anchor Bancorp or a majority-owned subsidiary of any of them) of which such person is an officer or partner or is directly or indirectly the beneficial owner of 10% or more of any class of equity securities;

•	any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity;

•

any relative or spouse of such person, or any relative of such spouse, who has the same home as such person or who is a director or officer of Anchor Bank, Anchor Bancorp, or any subsidiary of Anchor Bank or Anchor Bancorp, or any affiliate thereof, and

•	any person acting in concert with any of the persons or entities specified above;

provided, however, that Tax-Qualified Employee Plans shall not be deemed to be an associate of any director or officer of Anchor Bank or Anchor Bancorp. When used to refer to a person other than an officer or director of Anchor Bank, the board of directors of Anchor Bank or officers delegated by the board of directors in their sole discretion may determine the persons that are associates of other persons.

          The term “acting in concert” means knowing participation in a joint activity or parallel action towards a common goal whether or not pursuant to an express agreement, or a combination or pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any arrangement. A person or company which acts in concert with another person or company shall also be deemed to be acting in concert with any person or company who is also acting in concert with that other party, except that the Tax-Qualified Employee Stock Benefit Plans will not be deemed to be acting in concert with their trustees or a person who serves in a similar capacity solely for the purpose of determining whether stock held by the trustee and stock held by each plan will be aggregated. The determination of whether a group is acting in concert shall be made solely by the board of directors of Anchor Bank or officers delegated by the board of directors and may be based on any evidence upon which the board or delegatee chooses to rely.

Marketing Arrangements

          We have retained Keefe, Bruyette & Woods, Inc. to consult with and to advise Anchor Bank, and to assist Anchor Bancorp, on a best efforts basis, in the distribution of the shares of common stock in the subscription offering and direct community offering. The services that Keefe, Bruyette & Woods, Inc. will provide include:

•	training the employees of Anchor Bank who will perform certain ministerial functions in the offering regarding the mechanics and regulatory requirements of the stock offering process;

•	managing the stock information center by assisting interested stock subscribers and by keeping records of all stock orders;

•	preparing marketing materials; and

•	assisting in the solicitation of proxies from Anchor Bank’s members for use at the special meeting.

          For its services, Keefe, Bruyette & Woods, Inc. will receive a management fee of $50,000 and a success fee of 1.0% of the aggregate purchase price, less any shares of common stock sold to our directors, officers and employees (or members of their immediate family) and the Tax-Qualified Employee Stock Benefit Plans. If selected dealers are used to assist in the sale of shares of Anchor Bancorp common stock in the direct community offering, these dealers will be paid a fee of up to 5.5% of the total purchase price of the shares sold by the dealers. We have agreed to indemnify Keefe, Bruyette & Woods, Inc. against certain claims or liabilities, including certain liabilities under the Securities Act of 1933, as amended, and will contribute to payments Keefe, Bruyette & Woods, Inc. may be required to make in connection with any such claims or liabilities. In addition, Keefe, Bruyette & Woods, Inc. will be reimbursed for the fees of its legal counsel in an amount not to exceed $45,000, plus its reasonable out-of-pocket expenses.

          Sales of shares of Anchor Bancorp common stock will be made by registered representatives affiliated with Keefe, Bruyette & Woods, Inc. or by the broker-dealers managed by Keefe, Bruyette & Woods, Inc. Keefe, Bruyette & Woods, Inc. has undertaken that the shares of Anchor Bancorp common stock will be sold in a manner which will ensure that the distribution standards of the Nasdaq Stock Market will be met. A stock information center will be established at Anchor Bank’s corporate office located at 120 N. Broadway in Aberdeen, Washington. Anchor Bancorp will rely on Rule 3a4-1 of the Securities Exchange Act of 1934 and sales of Anchor Bancorp common stock will be conducted within the requirements of this rule, so as to permit officers, directors and employees to participate in the sale of Anchor Bancorp common stock in those states where the law permits. No officer, director or employee of Anchor Bancorp or Anchor Bank will be compensated directly or indirectly by the payment of commissions or other remuneration in connection with his or her participation in the sale of common stock.

Procedure for Purchasing Shares in the Subscription Offering

          To ensure that each purchaser receives a prospectus at least 48 hours before ________, 2008, the subscription expiration date, unless extended, in accordance with Rule 15c2-8 of the Securities Exchange Act of 1934, no prospectus will be mailed any later than five days prior to that date or hand delivered any later than two days prior to that date. Execution of the order form will confirm receipt or delivery in accordance with Rule 15c2-8. Order forms will only be distributed with a prospectus.

          To purchase shares in the subscription offering, an executed order form with the required payment for each share subscribed for, or with appropriate authorization for withdrawal from a deposit account at Anchor Bank must be received by Anchor Bank by 12:00 Noon, Pacific time, on __________, 2008, unless extended. In addition, Anchor Bancorp and Anchor Bank will require a prospective purchaser to execute a certification in the form required by the Washington Division of Financial Institutions. Order forms which are not received by this time or are executed defectively or are received without full payment, or appropriate withdrawal instructions, are not required to be accepted. In addition, Anchor Bank will not accept orders submitted on photocopied or facsimiled order forms nor order forms without an executed certification. Anchor Bank has the right to waive or permit the correction of incomplete or improperly executed forms, but does not represent that it will do so. Once received, an executed order form may not be modified, amended or rescinded without the consent of Anchor Bank, unless the conversion has not been completed within 45 days after the end of the subscription offering, or this period has been extended.

          In order to ensure that Eligible Account Holders, Tax-Qualified Employee Stock Benefit Plans, Supplemental Eligible Account Holders and Other Members are properly identified as to their stock purchase priority, depositors as of the close of business on the Eligibility Record Date, June 30, 2007, or the Supplemental

Eligibility Record Date, ___________, 2008, and depositors and borrowers as of the close of business on the Voting Record Date, ____________, 2008, must list all accounts on the stock order form giving all names in each account and the account numbers.

          Payment for subscriptions may be made:

•	by check or money order;

•	by authorization of withdrawal from deposit accounts maintained with Anchor Bank (including a certificate of deposit); or

•	in cash, if delivered in person to the full-service banking office of Anchor Bank, although we request that you exchange cash for a check with any of our tellers.

No wire transfers will be accepted. Funds received before the completion of the conversion will be held in a segregated account at the Anchor Bank or, at our discretion, at an independent insured depository institution. Interest will be paid on payments made by cash, check or money order at our then-current passbook (statement savings) rate from the date payment is received until completion of the conversion. If payment is made by authorization of withdrawal from deposit accounts, the funds authorized to be withdrawn from a deposit account will continue to accrue interest at the contractual rate, but may not be used by the subscriber until all of Anchor Bancorp’s common stock has been sold or the plan of conversion is terminated, whichever is earlier. If a subscriber authorizes Anchor Bank to withdraw the amount of the purchase price from his or her deposit account, Anchor Bank will do so as of the effective date of the conversion. Anchor Bank will waive any applicable penalties for early withdrawal from certificate accounts. Please write a check if you wish to purchase stock from your Anchor Bank checking account.

          If any amount of a subscription order is unfilled, Anchor Bank will make an appropriate refund or cancel an appropriate portion of the related withdrawal authorization, after completion of the conversion. If the conversion is not consummated, purchasers will have refunded to them all payments made, with interest, and all withdrawal authorizations will be canceled in the case of subscription payments authorized from accounts at Anchor Bank.

          If any Tax-Qualified Employee Stock Benefit Plans subscribe for shares during the subscription offering, these plans will not be required to pay for the shares subscribed for at the time they subscribe, but rather, may pay for shares of common stock subscribed for at the purchase price upon completion of the subscription offering and direct community offering, if all shares are sold, or upon completion of the syndicated community offering if shares remain to be sold in such offering. If, after the completion of the subscription offering, the amount of shares to be issued is increased above the maximum of the estimated valuation range included in this prospectus, the Tax-Qualified Employee Stock Benefit Plans will be entitled to increase their subscriptions by a percentage equal to the percentage increase in the amount of shares to be issued above the maximum of the estimated valuation range, provided that such subscription will continue to be subject to applicable purchase limits and stock allocation procedures.

          You may subscribe for shares of common stock using funds in your Individual Retirement Account at Anchor Bank or elsewhere. However, common stock must be held in a self-directed retirement account. Anchor Bank’s IRAs are not self-directed, so they cannot be invested in common stock. If you wish to use some or all of the funds in your Anchor Bank IRA, the applicable funds must be transferred to a self-directed account reinvested by an independent trustee, such as a brokerage firm. If you do not have such an account, you will need to establish one before placing your stock order. An annual administrative fee may be payable to the independent trustee. Because individual circumstances differ and processing of retirement fund orders takes additional time, we recommend that you contact the stock information center promptly, preferably at least two weeks before the end of the offering period, for assistance with purchases using you IRA or other retirement account that you may have. Whether you may use such funds for the purchase of shares in the stock offering may depend on timing constraints and possible limitations imposed by the institution where the funds are held.

          The records of Anchor Bank will control all matters related to the existence of subscription rights and/or one’s ability to purchase shares of common stock in the subscription offering.

          Should an oversubscription result in an allocation of shares, the allocation of shares will be completed in accordance with the plan of conversion. Our interpretation of the terms and conditions of the plan of conversion and of the acceptability of the order form will be final. If a partial payment for your shares is required, we will first take the funds from the cash or check you paid with and secondly from any account from which you wanted funds withdrawn.

Restrictions on Transfer of Subscription Rights and Shares

          No person with subscription rights may transfer or enter into any agreement or understanding to transfer the legal or beneficial ownership of the subscription rights issued under the plan of conversion or the shares of common stock to be issued upon their exercise. These rights may be exercised only by the person to whom they are granted and only for that person’s account. Each person exercising subscription rights will be required to certify that the person is purchasing shares solely for the person’s own account and that such person has no agreement or understanding regarding the sale or transfer of such shares. Regulations also prohibit any person from offering or making an announcement of an offer or intent to make an offer to purchase subscription rights or shares of common stock prior to the completion of the conversion.

          Anchor Bank will refer to the Washington Department of Financial Institutions any situations that it believes may involve a transfer of subscription rights and will not honor orders believed by it to involve the transfer of such rights.

Issuance of Anchor Bancorp’s Common Stock

          Certificates representing shares of common stock issued in the conversion will be mailed to the persons entitled thereto at the registration address noted on the order form, as soon as practicable following consummation of the conversion. Any certificates returned as undeliverable will be held by us until claimed by persons legally entitled thereto or otherwise disposed of in accordance with applicable law. Until certificates for the shares of common stock are available and delivered to purchasers, purchasers may not be able to sell the shares of common stock which they ordered.

Required Approvals

          In order to complete the conversion, we will need to receive the approval of the Washington Department of Financial Institutions and the Federal Deposit Insurance Corporation. We also will need to have our members approve the plan of conversion at a special meeting of members, which will be called for that purpose.

          Anchor Bancorp may be required to make certain filings with state securities regulatory authorities in connection with the issuance of Anchor Bancorp common stock in the offerings.

Restrictions on Purchase or Transfer of Shares After the Conversion

          All shares of common stock purchased in connection with the conversion by a director or an executive officer of Anchor Bancorp and Anchor Bank will be subject to a restriction that the shares not be sold for a period of one year following the conversion except in the event of the death of the director or officer or pursuant to a merger or similar transaction approved by the Washington Department of Financial Institutions. Each certificate for restricted shares will bear a legend giving notice of this restriction, and instructions will be issued to the effect that any transfer within the first year of any certificate or record ownership of the shares other than as provided above is a violation of the restriction. Any shares of common stock issued at a later date within this one year period as a stock dividend, stock split or otherwise with respect to the restricted stock will be subject to the same restrictions.

          Purchases of common stock of Anchor Bancorp by directors, executive officers and their associates during the three-year period following completion of the conversion may be made only through a broker or dealer registered with the Securities and Exchange Commission, except with the prior written approval of the Washington Department of Financial Institutions. This restriction does not apply, however, to negotiated transactions involving more than 1% of Anchor Bancorp’s outstanding common stock or to certain purchases of stock pursuant to an employee stock benefit plan.

          For information regarding the proposed purchases of common stock by officers and directors of Anchor Bank and Anchor Bancorp, see “Proposed Purchases by Management.” Any purchases made by the officers and directors of Anchor Bank and Anchor Bancorp are intended for investment purposes only, and not for resale, including any purchases made for the purpose of meeting the minimum of the offering range.

          Pursuant to regulations of the Washington Department of Financial Institutions, Anchor Bancorp may not, for a period of one year following completion of this offering, repurchase shares of the common stock except on a pro rata basis, pursuant to an offer approved by the Washington Department of Financial Institutions and made to all shareholders, or through open market purchases of up to five percent of the outstanding stock where extraordinary circumstances exist.

RESTRICTIONS ON ACQUISITION
OF ANCHOR BANCORP AND ANCHOR BANK

          The principal federal regulatory restrictions which affect the ability of any person, firm or entity to acquire Anchor Bancorp, Anchor Bank or their respective capital stock are summarized below. Also discussed are certain provisions in Anchor Bancorp’s articles of incorporation and bylaws which may be deemed to affect the ability of a person, firm or entity to acquire it. These provisions include a prohibition on any holder of common stock voting more than 10% of the outstanding common stock.

Change of Control Regulations

          The Change in Bank Control Act, together with Washington regulations, require the consent of the Washington Department of Financial Institutions and the Federal Reserve prior to any person or company acquiring “control” of a Washington-chartered savings bank or a Washington-chartered bank holding company. Upon acquiring control, the acquiror will be deemed to be a bank holding company. Control is conclusively presumed to exist if, among other things, an individual or company acquires the power to direct the management or policies of Anchor Bancorp or Anchor Bank or to vote 25% or more of any class of voting stock. Control is rebuttably presumed to exist under the Change in Bank Control Act if, among other things, a person acquires more than 10% of any class of voting stock, and the issuer’s securities are registered under Section 12 of the Securities and Exchange Act of 1934 or the person would be the single largest shareholder. Restrictions applicable to the operations of bank holding companies and conditions imposed by the Federal Reserve in connection with its approval of such acquisitions may deter potential acquirors from seeking to obtain control of Anchor Bancorp. See “How We Are Regulated - Regulation and Supervision of Anchor Bancorp.”

Anti-takeover Provisions in Anchor Bancorp’s Articles of Incorporation and Bylaws

          The articles of incorporation and bylaws of Anchor Bancorp contain certain provisions that are intended to encourage a potential acquiror to negotiate any proposed acquisition of Anchor Bancorp directly with its board of directors. An unsolicited non-negotiated takeover proposal can seriously disrupt the business and management of a corporation and cause it great expense. Accordingly, the board of directors believes it is in the best interests of Anchor Bancorp and its shareholders to encourage potential acquirors to negotiate directly with management. The board of directors believes that these provisions will encourage negotiations and discourage hostile takeover attempts. The board also believes that these provisions should not discourage persons from proposing a merger or transaction at prices reflective of the true value of Anchor Bancorp and that otherwise is in the best interests of all shareholders. However, these provisions may have the effect of discouraging offers to purchase Anchor Bancorp or its securities that are not approved by the board of directors but which certain of Anchor Bancorp’s shareholders may deem to be in their best interests or pursuant to which shareholders would receive a substantial premium for their shares over then current market prices. As a result, shareholders who might desire to participate in such a transaction may not have an opportunity to do so. These provisions will also render the removal of the current board of directors and management more difficult. The boards of directors of Anchor Bank and Anchor Bancorp believe these provisions are in the best interests of the shareholders because they will assist Anchor Bancorp’s board of directors in managing the affairs of Anchor Bancorp in the manner they believe to be in the best interests of shareholders generally and because a company’s board of directors is often best able in terms of knowledge regarding the company’s business and prospects, as well as resources, to negotiate the best transaction for its shareholders as a whole.

          The following description of certain of the provisions of the articles of incorporation and bylaws of Anchor Bancorp is necessarily general and reference should be made in each instance to such articles of incorporation and bylaws. See “Where You Can Find More Information” regarding how to obtain a copy of these documents.

          Board of Directors. The articles of incorporation provide that the number of directors shall not be less than five nor more than 15. The initial number of directors is eight, but this number may be changed by resolution of the board of directors. The articles of incorporation also include a requirement that each director be a resident of the local community served by Anchor Bank. These provisions have the effect of enabling the board of directors to elect directors friendly to management in the event of a non-negotiated takeover attempt and may make it more difficult for a person seeking to acquire control of Anchor Bancorp to gain majority representation on the board of directors in a relatively short period of time. Anchor Bancorp believes these provisions to be important to continuity in the composition and policies of the board of directors.

          The articles of incorporation provide that there will be staggered elections of directors so that the directors will each be initially elected to one-, two- or three-year terms, and thereafter all directors will be elected to terms of three years each. This provision also has the effect of making it more difficult for a person seeking to acquire control of Anchor Bancorp to gain majority representation on the board of directors.

          Cumulative Voting. The articles of incorporation specifically do not permit cumulative voting for the election of directors. Cumulative voting in election of directors entitles a shareholder to cast a total number of votes equal to the number of directors to be elected multiplied by the number of his or her shares and to distribute that number of votes among such number of nominees as the shareholder chooses. The absence of cumulative voting for directors limits the ability of a minority shareholder to elect directors. Because the holder of less than a majority of Anchor Bancorp’s shares cannot be assured representation on the board of directors, the absence of cumulative voting may discourage accumulations of Anchor Bancorp’s shares or proxy contests that would result in changes in Anchor Bancorp’s management. The board of directors believes that elimination of cumulative voting will help to assure continuity and stability of management and policies; directors should be elected by a majority of the shareholders to represent the interests of the shareholders as a whole rather than be the special representatives of particular minority interests; and efforts to elect directors representing specific minority interests are potentially divisive and could impair the operations of Anchor Bancorp.

          Special Meetings. The articles of incorporation of Anchor Bancorp provide that special meetings of shareholders of Anchor Bancorp may be called by the chief executive officer or by the board of directors. If a special meeting is not called, shareholder proposals cannot be presented to the shareholders for action until the next annual meeting. Shareholders are not permitted to call special meetings.

          Authorized Capital Stock. The articles of incorporation of Anchor Bancorp authorize the issuance of 45,000,000 shares of common stock and 5,000,000 shares of preferred stock. The shares of common stock and preferred stock were authorized in an amount greater than that to be issued in the conversion to provide Anchor Bancorp’s board of directors with flexibility to effect, among other transactions, financings, acquisitions, stock dividends, stock splits and employee stock options. However, these additional authorized shares may also be used by the board of directors consistent with its fiduciary duty to deter future attempts to gain control of Anchor

Bancorp. The board of directors also has sole authority to determine the terms of any one or more series of preferred stock, including voting rights, conversion rates and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, the board of directors has the power, to the extent consistent with its fiduciary duty, to issue a series of preferred stock to persons friendly to management in order to attempt to block a post tender offer merger or other transaction by which a third party seeks control, and thereby assist management to retain its position. Anchor Bancorp’s board of directors currently has no plan to issue additional shares, other than the issuance of additional shares pursuant to stock benefit plans.

          Director Nominations. The articles of incorporation of Anchor Bancorp require a shareholder who intends to nominate a candidate for election to the board of directors at a shareholders’ meeting to give written notice to the secretary of Anchor Bancorp at least 30 days (but not more than 60 days) in advance of the date of the meeting at which such nominations will be made. The nomination notice is also required to include specified information concerning the nominee and the proposing shareholder. The board of directors of Anchor Bancorp believes that it is in the best interests of Anchor Bancorp and its shareholders to provide sufficient time for the board of directors to study all nominations and to determine whether to recommend to the shareholders that such nominees be considered.

          Supermajority Voting Provisions. Anchor Bancorp’s articles of incorporation require the affirmative vote of 80% of the outstanding shares entitled to vote to approve a merger, consolidation or other business combination, unless the transaction is approved, prior to consummation, by the vote of at least two-thirds of the number of the Continuing Directors (as defined in the articles of incorporation) on Anchor Bancorp’s board of directors. “Continuing Directors” generally includes all members of the board of directors who are not affiliated with any individual, partnership, trust or other person or entity (or the affiliates and associates of such person or entity) which is a beneficial owner of 10% or more of the voting shares of Anchor Bancorp. This provision could tend to make the acquisition of Anchor Bancorp more difficult to accomplish without the cooperation or favorable recommendation of Anchor Bancorp’s board of directors.

          Amendment of Articles of Incorporation and Bylaws. Anchor Bancorp’s articles of incorporation may be amended by the vote of the holders of a majority of the outstanding shares of its common stock, except that the provisions of the articles of incorporation governing the duration of the corporation, the purpose and powers of the corporation, authorized capital stock, denial of preemptive rights, the number and staggered terms of directors, removal of directors, shareholder nominations and proposals, approval of certain business combinations, the evaluation of certain business combinations, limitation of directors’ liability, indemnification of officers and directors, calling of special meetings of shareholders, the authority to repurchase shares and the manner of amending the articles of incorporation may not be repealed, altered, amended or rescinded except by the vote of the holders of at least 80% of the outstanding shares of Anchor Bancorp. This provision is intended to prevent the holders of a lesser percentage of the outstanding stock of Anchor Bancorp from circumventing any of the foregoing provisions by amending the articles of incorporation to delete or modify one of such provisions.

          Anchor Bancorp’s bylaws may only be amended by a majority vote of the board of directors of Anchor Bancorp or by the holders of at least 80% of the outstanding stock by Anchor Bancorp.

          Purpose and Takeover Defensive Effects of Anchor Bancorp’s Articles of Incorporation and Bylaws. The board of directors believes that the provisions described above are prudent and will reduce Anchor Bancorp’s vulnerability to takeover attempts and certain other transactions that have not been negotiated with and approved by its board of directors. These provisions will also assist in the orderly deployment of the conversion proceeds into productive assets during the initial period after the conversion. The board of directors believes these provisions are in the best interest of Anchor Bank, and Anchor Bancorp and its shareholders. In the judgment of the board of directors, Anchor Bancorp’s board will be in the best position to determine the true value of Anchor Bancorp and to negotiate more effectively for what may be in the best interests of its shareholders. Accordingly, the board of directors believes that it is in the best interest of Anchor Bancorp and its shareholders to encourage potential acquirors to negotiate directly with the board of directors of Anchor Bancorp and that these provisions will encourage such negotiations and discourage hostile takeover attempts. It is also the view of the board of directors that these provisions should not discourage persons from proposing a merger or other transaction at a price reflective of the true value of Anchor Bancorp and that is in the best interest of all shareholders.

          Attempts to acquire control of financial institutions and their holding companies have recently become increasingly common. Takeover attempts that have not been negotiated with and approved by the board of directors present to shareholders the risk of a takeover on terms that may be less favorable than might otherwise be available. A transaction that is negotiated and approved by the board of directors, on the other hand, can be carefully planned and undertaken at an opportune time in order to obtain maximum value of Anchor Bancorp for its shareholders, with due consideration given to matters such as the management and business of the acquiring corporation and maximum strategic development of Anchor Bancorp’s assets.

          An unsolicited takeover proposal can seriously disrupt the business and management of a corporation and cause great expense. Although a tender offer or other takeover attempt may be made at a price substantially above the current market prices, these offers are sometimes made for less than all of the outstanding shares of a target company. As a result, shareholders may be presented with the alternative of partially liquidating their investment at a time that may be disadvantageous, or retaining their investment in an enterprise that is under different management and whose objectives may not be similar to those of the remaining shareholders. The concentration of control, which could result from a tender offer or other takeover attempt, could also deprive Anchor Bancorp’s remaining shareholders of benefits of certain protective provisions of the Securities Exchange Act of 1934, if the number of beneficial owners became less than 300, thereby allowing for deregistration.

          Despite the belief of Anchor Bank and Anchor Bancorp as to the benefits to shareholders of these provisions of Anchor Bancorp’s articles of incorporation and bylaws, these provisions may also have the effect of discouraging a future takeover attempt that would not be approved by Anchor Bancorp’s board of directors, but pursuant to which shareholders may receive a substantial premium for their shares over then current market prices. As a result, shareholders who might desire to participate in such a transaction may not have any opportunity to do so. Such provisions will also render the removal of Anchor Bancorp’s board of directors and of management more difficult. The board of directors of Anchor Bank and Anchor Bancorp, however, have concluded that the potential benefits outweigh the possible disadvantages.

          Following the conversion, pursuant to applicable law and, if required, following the approval by shareholders, Anchor Bancorp may adopt additional anti-takeover charter provisions or other devices regarding the acquisition of its equity securities that would be permitted for a Washington business corporation.

          The cumulative effect of the restriction on acquisition of Anchor Bancorp contained in the articles of incorporation and bylaws of Anchor Bancorp and in Federal and Washington law may be to discourage potential takeover attempts and perpetuate incumbent management, even though certain shareholders of Anchor Bancorp may deem a potential acquisition to be in their best interests, or deem existing management not to be acting in their best interests.

Benefit Plans

          In addition to the provisions of Anchor Bancorp’s articles of incorporation and bylaws described above, benefit plans of Anchor Bancorp and Anchor Bank intended to be adopted after completion of this offering contain provisions which also may discourage hostile takeover attempts which the board of directors of Anchor Bank might conclude are not in the best interests of Anchor Bancorp, Anchor Bancorp and Anchor Bank or Anchor Bancorp’s shareholders. For a description of the benefit plans and the provisions of these plans relating to changes in control of Anchor Bancorp or Anchor Bank, see “Management – Benefits to Be Considered Following Completion of the Conversion.”

DESCRIPTION OF CAPITAL STOCK OF
ANCHOR BANCORP

General

          Anchor Bancorp is authorized to issue 45,000,000 shares of common stock having a par value of $0.01 per share and 5,000,000 shares of preferred stock having a par value of $0.01 per share. Anchor Bancorp currently expects to issue up to 5,325,000 shares of common stock (including shares contributed to the Anchor Bancorp Foundation), subject to adjustment up to 6,101,250 shares (including shares contributed to the Anchor Bancorp Foundation), and no shares of preferred stock in the conversion. Each share of Anchor Bancorp’s common stock will have the same relative rights as, and will be identical in all respects with, each other share of common stock. Upon payment of the purchase price for the common stock, in accordance with the plan of conversion, all such stock will be duly authorized, fully paid and nonassessable.

          The common stock of Anchor Bancorp represents nonwithdrawable capital. The common stock is not a savings or deposit account and is not insured by the Federal Deposit Insurance Corporation or any other government agency.

          Common Stock Dividends. Anchor Bancorp can pay dividends out of statutory surplus or from certain net profits if, as and when declared by its board of directors. The payment of dividends by Anchor Bancorp is subject to limitations which are imposed by law and applicable regulation. See “Our Policy Regarding Dividends” and “How We Are Regulated.” The holders of common stock of Anchor Bancorp will be entitled to receive and share equally in the dividends declared by the board of directors of Anchor Bancorp out of funds legally available therefore. If Anchor Bancorp issues preferred stock, the holders of preferred stock may have a priority over the holders of the common stock with respect to dividends.

          Stock Repurchases. Federal Reserve regulations place certain limitations on the repurchase of Anchor Bancorp’s capital stock. See “How We Intend to Use the Proceeds From this Offering.”

          Voting Rights. Upon conversion, the holders of common stock of Anchor Bancorp will possess exclusive voting rights in Anchor Bancorp. They will elect Anchor Bancorp’s board of directors and act on such other matters as are required to be presented to them under Washington law or as are otherwise presented to them by the board of directors. Except as discussed in “Restrictions on Acquisition of Anchor Bancorp and Anchor Bank,” each holder of common stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. If Anchor Bancorp issues preferred stock, holders of the preferred stock may also possess voting rights. Certain matters require a vote of 80% of the outstanding shares entitled to vote thereon. See “Restrictions on Acquisition of Anchor Bancorp and Anchor Bank.”

          As a state-chartered stock savings bank that is the subsidiary of a holding company, voting rights are vested exclusively in the owners of the shares of capital stock of Anchor Bank, all of which will be owned by Anchor Bancorp, and voted at the direction of Anchor Bancorp’s board of directors. Consequently, the holders of the common stock will not have direct control of Anchor Bank.

          Liquidation. In the event of any liquidation, dissolution or winding up of Anchor Bank, Anchor Bancorp, as holder of Anchor Bank’s capital stock would be entitled to receive, after payment or provision for payment of all debts and liabilities of Anchor Bank, including all deposit accounts and accrued interest thereon, and after distribution of the balance in the special liquidation account to Eligible Account Holders and Supplemental Eligible Account Holders, all assets of Anchor Bank available for distribution. In the event of liquidation, dissolution or winding up of Anchor Bancorp, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of Anchor Bancorp available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

          Preemptive Rights. Holders of the common stock of Anchor Bancorp will not be entitled to preemptive rights with respect to any shares that may be issued. The common stock is not subject to redemption.

Preferred Stock

          None of the shares of Anchor Bancorp’s authorized preferred stock will be issued in the conversion and there are no current plans to issue the preferred stock. Preferred stock may be issued with such designations, powers, preferences and rights as the board of directors may determine. The board of directors can, without shareholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Restrictions on Acquisition

          Acquisitions of Anchor Bancorp are restricted by provisions in its articles of incorporation and bylaws and by the rules and regulations of various regulatory agencies. See “How We Are Regulated – Regulation and Supervision of Anchor Bancorp” and “Restrictions on Acquisition of Anchor Bancorp and Anchor Bank.”

TRANSFER AGENT AND REGISTRAR

          The transfer agent and registrar for Anchor Bancorp common stock is Registrar and Transfer Company, Cranford, New Jersey.

EXPERTS

          Our consolidated financial statements as of June 30, 2008 and 2007 and for each of the three years in the three-year period ended June 30, 2008 have been included herein and in the registration statement in reliance upon the report of Moss Adams LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

          RP Financial, LC. has consented to the publication herein of the summary of its report to Anchor Bank setting forth its opinion as to the estimated pro forma market value of the common stock upon conversion and its letter with respect to subscription rights.

LEGAL AND TAX OPINIONS

          The legality of the common stock has been passed upon for Anchor Bank by Breyer & Associates PC, McLean, Virginia, special counsel to Anchor Bank and Anchor Bancorp. The federal income tax consequences of the conversion have been passed upon for Anchor Bank by Silver, Freedman and Taff, L.L.P., Washington D.C. The Washington income tax consequences of the conversion have been passed upon for Anchor Bank by Blado Kiger, P.S., Tacoma, Washington. Certain legal matters will be passed upon for Keefe, Bruyette & Woods, Inc., Inc. by Elias, Matz, Tiernan & Herrick, LLP, Washington, D.C.

WHERE YOU CAN FIND MORE INFORMATION

          Anchor Bancorp has filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 with respect to the common stock offered hereby. As permitted by the rules and regulations of the Securities and Exchange Commission, this prospectus does not contain all the information set forth in the registration statement. This information, including the appraisal report which is an exhibit to the registration statement, can be examined without charge at the public reference facilities of the Securities and Exchange Commission located at 100 F Street, N.E., Washington, D.C. 20549, and copies of this material can be obtained from the Securities and Exchange Commission at prescribed rates. You may obtain information on the operation of the public reference room by calling the Securities and Exchange Commission at 1-800-SEC-0330. In addition, the

Securities and Exchange Commission maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission, including Anchor Bancorp. The statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are, of necessity, brief descriptions thereof and are not necessarily complete; each statement is qualified by reference to the contract or document. We believe, however, that we have included the material information an investor needs to consider in making an investment decision. Anchor Bank also maintains a website (http://www.anchornetbank.com), which contains various information about Anchor Bank. In addition, Anchor Bank files quarterly call reports with the Federal Deposit Insurance Corporation, which are available at the Federal Deposit Insurance Corporation’s website (http://www.fdic.gov).

          Anchor Bank has filed with the Washington Department of Financial Institutions an Application for Approval of Conversion, which includes proxy materials for the special meeting of members and certain other information. This prospectus omits certain information contained in the Application for Approval of Conversion. The Application for Approval of Conversion, including the proxy materials, exhibits and certain other information, may be inspected, without charge, at the office of the Washington Department of Financial Institutions, Division of Banks, Department of Financial Institutions, 150 Israel Road SW, Tumwater, Washington 98501. A copy of the Application for Approval of Conversion has also been filed with the Federal Deposit Insurance Corporation.

          In connection with the conversion, Anchor Bancorp has registered its common stock with the Securities and Exchange Commission under Section 12 of the Securities Exchange Act of 1934, and, upon such registration, Anchor Bancorp and the holders of its stock will become subject to the proxy solicitation rules, reporting requirements and restrictions on stock purchases and sales by directors, officers and greater than 10% shareholders, the annual and periodic reporting and certain other requirements of the Securities Exchange Act of 1934. Under the plan of conversion, Anchor Bancorp has undertaken that it will not terminate this registration for a period of at least three years following the conversion.

          A copy of the plan of conversion, the articles of incorporation and bylaws of Anchor Bancorp and Anchor Bank are available without charge from Anchor Bank. Requests for such information should be directed to: Jerald L. Shaw, Anchor Bank, 120 N Broadway, Aberdeen, Washington 98520.

ANCHOR MUTUAL SAVINGS BANK AND SUBSIDIARY

          All schedules are omitted because the required information is not applicable or is included in the Consolidated Financial Statements and related Notes.

          The financial statements of Anchor Bancorp have been omitted because Anchor Bancorp has not yet issued any stock, has no assets or liabilities, and has not conducted any business other than that of an organizational nature.

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees
Anchor Mutual Savings Bank

We have audited the accompanying consolidated statement of financial condition of Anchor Mutual Savings Bank (the Bank) as of June 30, 2008, and 2007, and the related consolidated statements of income, comprehensive income, equity, and cash flows for the three years ended June 30, 2008. These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Bank is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Anchor Mutual Savings Bank as of June 30, 2008 and 2007, and the results of its operations and its cash flows for the three years ended June 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

Spokane, Washington
October 23, 2008

F-2

ANCHOR MUTUAL SAVINGS BANK CONSOLIDATED STATEMENT OF FINANCIAL CONDITION ($ in thousands)

ASSETS

	JUNE 30,

	2008	2007

CASH AND DUE FROM BANKS	$11,003	$10,916

SECURITIES AVAILABLE-FOR-SALE, at fair value, Amortized cost of $63,523 and $61,673	63,904	60,454

SECURITIES HELD-TO-MATURITY, at amortized cost, fair value of $13,536 and $14,938	13,762	15,533

LOANS HELD FOR SALE	1,171	1,757

LOANS RECEIVABLE, net of allowance for loan losses of $7,485 and $4,644	490,515	476,383

LIFE INSURANCE INVESTMENT, net of surrender charges	15,537	14,919

MORTGAGE SERVICING RIGHTS	652	572

ACCRUED INTEREST RECEIVABLE	3,033	3,199

REAL ESTATE OWNED	1,524	2,087

FEDERAL HOME LOAN BANK STOCK, at cost	6,123	5,503

PROPERTY, PREMISES, AND EQUIPMENT, at cost, less accumulated depreciation of $12,778 and $11,755	15,530	15,258

DEFERRED INCOME TAX ASSET, net	2,475	1,171

PREPAID EXPENSES AND OTHER ASSETS	1,216	944

Total assets	$626,445	$608,696

See accompanying notes.
F-3

ANCHOR MUTUAL SAVINGS BANK CONSOLIDATED STATEMENT OF FINANCIAL CONDITION ($ in thousands)

LIABILITIES AND EQUITY

	JUNE 30,

	2008	2007

LIABILITIES

DEPOSITS
Noninterest bearing	$30,071	$26,836
Interest bearing	359,878	416,518

Total deposits	389,949	443,354

ACCOUNTS PAYABLE AND OTHER LIABILITIES	5,675	4,948

FEDERAL HOME LOAN BANK ADVANCES	165,165	96,665

SUPPLEMENTAL EXECUTIVE PLAN RETIREMENT LIABILITY	2,019	2,078

ADVANCE PAYMENTS BY BORROWERS FOR TAXES AND INSURANCE	1,275	1,131

Total liabilities	564,083	548,176

COMMITMENTS AND CONTINGENCIES

EQUITY

RETAINED EARNINGS	62,111	61,325

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX	251	(805)

Total equity	62,362	60,520

Total liabilities and equity	$626,445	$608,696

See accompanying notes.
F-4

ANCHOR MUTUAL SAVINGS BANK CONSOLIDATED STATEMENT OF INCOME ($ in thousands)

	YEAR ENDED JUNE 30,

	2008	2007	2006

INTEREST INCOME
Loans receivable, including fees	$35,990	$36,799	$29,866
Investments	1,524	1,581	1,655
Mortgage-backed securities	2,617	2,492	2,189

Total interest income	40,131	40,872	33,710

INTEREST EXPENSE
Deposits	15,198	16,723	11,112
Federal Home Loan Bank advances	7,467	5,480	4,462

Total interest expense	22,665	22,203	15,574

Net interest income before provision for loan losses	17,466	18,669	18,136

PROVISION FOR LOAN LOSSES	3,545	720	546

Net interest income after provision for loan losses	13,921	17,949	17,590

NONINTEREST INCOME
Deposit service fees	2,766	2,562	2,174
Other deposit fees	744	629	507
Loan fees	1,428	1,435	1,341
Other income	1,142	1,187	1,099

Total noninterest income	6,080	5,813	5,121

NONINTEREST EXPENSE
Compensation and benefits	8,758	9,354	9,107
General and administrative expenses	3,702	2,719	2,691
Information technology	1,986	1,890	1,752
Occupancy and equipment	2,971	2,861	2,574
Deposit services	744	929	631
Marketing	691	626	503
Other than temporary impairment on FNMA preferred stock	365	—	—

Total noninterest expense	19,217	18,379	17,258

Income before provision (benefit) for income tax	784	5,383	5,453

PROVISION (BENEFIT) FOR INCOME TAX
Current	1,846	2,143	3,284
Deferred	(1,848)	(599)	(1,711)

Total provision (benefit) for income tax	(2)	1,544	1,573

NET INCOME	$786	$3,839	$3,880

See accompanying notes.
F-5

ANCHOR MUTUAL SAVINGS BANK CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME ($ in thousands)

	YEAR ENDED JUNE 30,

	2008	2007	2006

NET INCOME	$786	$3,839	$3,880

OTHER COMPREHENSIVE INCOME, net of income tax

Unrealized holding gain (loss) during the period, net of income tax expense (benefit) of $420, $235, and ($868), respectively	815	457	(1,932)

Adjustment for losses included in net income, net of income tax benefit of $124, $0, and $14, respectively	241	—	32

Minimum pension liability, net of income tax expense of $0, $0, and $167, respectively	—	—	373

Other comprehensive income (loss), net of income tax	1,056	457	(1,527)

COMPREHENSIVE INCOME	$1,842	$4,296	$2,353

See accompanying notes.
F-6

ANCHOR MUTUAL SAVINGS BANK CONSOLIDATED STATEMENT OF EQUITY ($ in thousands)

	Retained Earnings	Accumulated Other Comprehensive Income (Loss), Net of Income Tax	Total

BALANCE, June 30, 2005	$53,606	$265	$53,871

Net income	3,880	—	3,880

Other comprehensive income (loss), net of income tax	—	(1,527)	(1,527)

BALANCE, June 30, 2006	57,486	(1,262)	56,224

Net income	3,839	—	3,839

Other comprehensive income, net of income tax	—	457	457

BALANCE, June 30, 2007	61,325	(805)	60,520

Net income	786	—	786

Other comprehensive income, net of income tax	—	1,056	1,056

BALANCE, June 30, 2008	$62,111	$251	$62,362

See accompanying notes.
F-7

ANCHOR MUTUAL SAVINGS BANK
CONSOLIDATED STATEMENT OF CASH FLOWS ($ in thousands)

	YEAR ENDED JUNE 30,

	2008	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$786	$3,839	$3,880
Adjustments to reconcile net income to net cash from operating activities
Depreciation and amortization	1,598	1,550	1,451
Net amortization of premiums on securities	73	65	58
Amortization and payoff of mortgage servicing rights	334	206	242
Provision for loan losses	3,545	720	546
Deferred income taxes	(1,848)	(599)	(1,711)
Income from life insurance investment	(618)	(613)	(557)
Net loss on sale of real estate owned, loans, investments, and property, premises, and equipment	686	149	211
Change in operating assets and liabilities
Accrued interest receivable	(166)	(333)	(486)
Originations of loans held-for-sale	(29,586)	(683)	(1,424)
Proceeds from sale of loans held-for-sale	18,529	757	2,557
Prepaid expenses and other assets	(272)	(129)	40
Change in Supplemental Executive Retirement Plan liability	(59)	433	497
Accounts payable and other liabilities	727	(2,373)	3,948

Net cash from operating activities	(6,271)	2,989	9,252

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of available-for-sale securities	—	(1,016)	(906)
Proceeds from sales and maturities of available-for-sale securities	3,000	50	5,944
Principal payments on mortgage-backed securities available-for-sale	5,625	4,124	4,086
Proceeds from sale of mortgage-backed securities available-for-sale	—	—	2,671
Principal payments on mortgage-backed securities held-to-maturity	1,751	2,259	3,914
Loan originations, net of undisbursed loan proceeds and principal repayments	(18,271)	(42,351)	(82,511)
Purchases of loans held for investment	—	(1,825)	(10,825)
Purchase of life insurance investment	—	—	(2,000)
Proceeds from sale of real estate owned	1,124	113	428
Cash payments for real estate owned improvements	(222)	(204)	—
Proceeds from sale of premises and equipment	170	—	89
Purchase of premises and equipment	(2,058)	(2,159)	(1,516)

Net cash from investing activities	(8,881)	(41,009)	(80,626)

See accompanying notes.
F-8

ANCHOR MUTUAL SAVINGS BANK
CONSOLIDATED STATEMENT OF CASH FLOWS (continued) ($ in thousands)

	YEAR ENDED JUNE 30,

	2008	2007	2006

CASH FLOWS FROM FINANCING ACTIVITIES
Net change in advances by borrowers for taxes and insurance	144	53	115
Net increase (decrease) in deposits	(53,405)	44,271	42,929
Proceeds from Federal Home Loan Bank advances	217,040	155,420	168,925
Repayment on Federal Home Loan Bank advances	(148,540)	(158,699)	(141,782)

Net cash from financing activities	15,239	41,045	70,187

NET INCREASE (DECREASE) IN CASH AND DUE FROM BANKS	87	3,025	(1,187)

CASH AND DUE FROM BANKS, beginning of year	10,916	7,891	9,078

CASH AND DUE FROM BANKS, end of year	$11,003	$10,916	$7,891

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Noncash investing activities
Loans transferred to real estate owned	$650	$1,995	$1,787

Loans held for sale transferred to portfolio	$642	$—	$—

Originations of mortgage servicing rights	$414	$74	$174

Bank financed real estate owned sales transferred to loans	$—	$1,794	$—

Loans securitized into mortgage-backed securities	$10,866	$6,579	$12,929

Cash paid during the year for

Interest	$22,541	$22,283	$15,123

Income taxes	$1,545	$1,890	$676

See accompanying notes.
F-9

ANCHOR MUTUAL SAVINGS BANK
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ in thousands)

Note 1 - Organization and Summary of Significant Accounting Policies

Subsequent event adoption of plan of conversion - On July 15, 2008, the board of trustees of Anchor Mutual Savings Bank (the Bank) approved a plan of conversion (the Plan) that provides for the conversion of the Bank from a Washington State-chartered mutual savings bank to a Washington State-chartered stock savings bank pursuant to the requirements of the Washington State Department of Financial Institutions and the FDIC. As part of the conversion, the Plan provides for the concurrent formation of a holding company to be known as Anchor Bancorp (the Holding Company) that will own 100% of the common stock of the Bank. Following receipt of all required regulatory approvals, the approval of the depositors and borrowers of the Bank eligible to vote on the Plan, and the satisfaction of all other conditions precedent to the conversion, the Bank will consummate the conversion.

Upon the consummation of the conversion, the legal existence of the Bank shall not terminate but the stock bank shall be a continuation of the mutual bank. The stock bank shall have, hold, and enjoy the same in its own right as fully and to the same extent as the same was possessed, held, and enjoyed by the mutual bank. The stock bank at the time and the taking effect of the conversion shall continue to have and succeed to all the rights, obligations, and relations of the mutual bank. Also, upon consummation of the conversion, there will be restriction on dividends, loans, and advances of the stock bank.

At the time of conversion, the Bank will establish a liquidation account in an amount equal to its total net worth as of the latest statement of financial condition appearing in the final prospectus. The liquidation account will be maintained for the benefit of eligible depositors who continue to maintain their accounts at the Bank after the conversion. The liquidation account will be reduced annually to the extent that eligible depositors have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder’s interest in the liquidation account. In the event of a complete liquidation, each eligible depositor will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held. The liquidation account balance is not available for payment of dividends.

In connection with the Bank’s commitment to its community, the plan of conversion provides for the establishment of a charitable foundation as part of the conversion. The Holding Company intends to donate to the Foundation cash of $500,000 and 150,000 shares of Holding Company common stock. The Holding Company will recognize an expense equal to the cash and fair value of the stock in the quarter in which the contribution occurs.

F-10

ANCHOR MUTUAL SAVINGS BANK
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ in thousands)

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Conversion costs will be deferred and deducted from the proceeds of the shares sold in the offering. If the conversion transaction is not completed, all costs will be charged to expense. As of June 30, 2008, there were $32 in conversion costs that had been deferred.

General - The Bank is a Washington State-chartered mutual savings bank that provides a range of financial services to individuals and small businesses primarily in Washington State. The Bank’s financial services include the traditional savings bank activities of accepting deposits from the general public and making residential loans and commercial property loans. The Bank’s primary regulators are the Federal Deposit Insurance Corporation (FDIC) and the Department of Financial Institutions of the State of Washington, Division of Banks. The Bank’s deposits are insured by the Deposit Insurance Fund of the FDIC.

Financial statement presentation and use of estimates - The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and reporting practices applicable to the banking industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, as of the date of the balance sheet, and revenues and expenses for the period. Actual results could differ from estimated amounts. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, valuation of real estate owned, and the carrying value of mortgage servicing rights. In the ordinary course of business, the Bank enters into commitments to extend credit, including commitments under lines of credit, bank cards, letters of credit, standby letters of credit, and guarantees. Such financial instruments are recorded when they are funded.

Principles of consolidation- The consolidated financial statements include the accounts of Anchor Mutual Savings Bank and its wholly owned subsidiary, Anchor Financial Services (inactive), collectively, the Bank. All material intercompany accounts have been eliminated in consolidation.

Cash and due from banks - For purposes of the statement of cash flows, the Bank considers all deposits and funds in interest-bearing accounts with an original term to maturity of three months or less to be cash equivalents. The Bank maintains its cash in bank deposit accounts that, at times, may exceed the federally insured limits. The Bank has not experienced any losses in such accounts and evaluates the credit quality of these banks and financial institutions to mitigate its credit risk.

Restricted assets - Federal Reserve Board regulations require maintenance of certain minimum reserve balances on deposit with the Federal Reserve Bank. The amount required to be on deposit was approximately $1,165 and $1,041 at June 30, 2008 and 2007, respectively. The Bank was in compliance with this requirement at June 30, 2008 and 2007.

F-11

ANCHOR MUTUAL SAVINGS BANK
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ in thousands)

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Investment securities - The Bank accounts for securities in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities (SFAS No. 115). Securities are classified as held-to-maturity when the Bank has the ability and positive intent to hold them to maturity. Securities held-to-maturity are carried at cost, adjusted for amortization of premiums and accretion of discounts to maturity. Securities bought and held principally for the purpose of sale in the near term are classified as trading securities and are carried at fair value. There were no trading securities at June 30, 2008 or 2007. Securities not classified as trading or held-to-maturity are classified as available-for-sale. Unrealized holding gains and losses on securities available-for-sale are excluded from earnings and are reported net of tax as a separate component of equity until realized. These unrealized holding gains and losses, net of tax, are also included as a component of comprehensive income. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Realized gains and losses are recorded on the trade date and are determined using the specific identification method.

Federal Home Loan Bank stock - The Bank’s investment in Federal Home Loan Bank of Seattle (FHLB) stock is carried at cost, which approximates fair value. As a member of the FHLB system, the Bank is required to maintain a minimum level of investment in FHLB stock based on specific percentages of its outstanding mortgages, total assets, or FHLB advances. At June 30, 2008 and 2007, the Bank’s minimum investment requirement was approximately $5,500 and $3,209, respectively. The Bank was in compliance with the FHLB minimum investment requirement at June 30, 2008 and 2007. The Bank may request redemption at par value of any stock in excess of the amount the Bank is required to hold. Stock redemptions are granted at the discretion of the FHLB.

Securitizations - The Bank securitizes, sells, and services interests in residential home loans. The Bank securitizes through the Federal Home Loan Mortgage Corporation and no gain is recognized at the time of securitization on retained interests. The Bank generally retains the right to service sold loan securitizations, and gain on sale of assets is based, in part, on the Bank’s allocation of the previous carrying amount of the sold assets.

Loans - Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal amount outstanding, net of unamortized nonrefundable loan fees and related direct loan origination costs. Deferred net fees and costs are recognized in interest income over the loan term using a method that generally produces a level yield on the unpaid loan balance. Interest is accrued primarily on a simple interest basis.

F-12

ANCHOR MUTUAL SAVINGS BANK
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ in thousands)

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Nonaccrual loans are those for which management has discontinued accrual of interest because there exists significant uncertainty as to the full and timely collection of either principal or interest or because such loans have become contractually past due 90 days with respect to principal or interest. When a loan is placed on nonaccrual, all previously accrued but uncollected interest is reversed against current-period interest income. All subsequent payments received are first applied to unpaid interest and then to unpaid principal. Interest income is accrued at such time as the loan is brought fully current as to both principal and interest, and, in management’s judgment, such loans are considered to be fully collectible.

Loans are considered impaired when, based on current information, management determines it is probable that the Bank will be unable to collect all amounts due according to the terms of the loan agreement, including scheduled interest payments. Impaired loans are carried at the lower of the recorded investment in the loan, the estimated present value of expected future cash flows discounted at the loan’s effective date, or the fair value of the collateral if the loan is collateral dependent. Excluded from impairment analysis are large groups of smaller balance homogeneous loans, such as consumer and residential mortgage loans.

Allowance for loan losses - The Bank maintains an allowance for loan losses to absorb losses inherent in the loan portfolio. The allowance is based on ongoing quarterly assessments of the probable estimated losses inherent in the loan portfolio. The allowance is increased by the provision for loan losses, which is charged against current-period operating results and decreased by the amount of chargeoffs, net of recoveries.

The Bank’s methodology for assessing the appropriateness of the allowance consists of several key elements, including the formula allowance, specific allowance, and the unallocated allowance.

The formula allowance is calculated by applying a loss percentage factor to the various loan pool types based on past due ratios; historical loss experience; the regulatory and internal credit grading and classification system; and current economic, business, and regulatory conditions that could affect the collectibility of the portfolio. These factors may be adjusted for significant events, in management’s judgment, as of the evaluation date.

Specific allowances are established when determined necessary for impaired loans when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan.

F-13

ANCHOR MUTUAL SAVINGS BANK
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ in thousands)

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

The unallocated allowance comprises two components. The first component recognizes the estimation risk associated with the formula and specific allowances. The second component is based upon management’s evaluation of various conditions that are not directly measured in the determination of the formula and specific allowances. The conditions evaluated in connection with the unallocated allowance may include loan volumes and concentrations, seasoning of the loan portfolio, specific industry conditions within portfolio segments, governmental regulatory actions, recent loss experience in particular segments of the portfolio, and the duration of the current business cycle. In addition, various regulatory agencies, as an integral part of their examination processes, periodically review the Bank’s allowance for loan losses and valuation of foreclosed assets held for sale. Such agencies may require the Bank to recognize additional losses based on their judgment using information available to them at the time of their examination.

Loans held-for-sale - Loans originated as held-for-sale are carried at the lower of cost or market value on an aggregate basis. Net unrealized losses, if any, are recognized through a valuation allowance by a charge to income. Nonrefundable fees and direct loan origination costs related to loans held-for-sale are deferred and recognized when the loans are sold.

Real estate owned - Real estate owned (REO) includes properties acquired through foreclosure that are transferred to REO. These properties are initially recorded at the lower of cost or fair value. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed accounts.

Gains or losses at the time the property is sold are charged or credited to other income in the period in which they are realized. The amounts the Bank will ultimately recover from real estate owned may differ substantially from the carrying value of the assets because of future market factors beyond the control of the Bank or because of changes in the Bank’s strategy for recovering its investments.

Life insurance investment - The Bank is the sole beneficiary of life insurance policies that are recorded at their cash surrender value, net of any surrender charges, and cover certain key executives of the Bank. The $618, $613, and $557 of income for the years ended June 30, 2008, 2007, and 2006, respectively, is tax-exempt and included in other income.

Transfers of financial assets - Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

F-14

ANCHOR MUTUAL SAVINGS BANK
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ in thousands)

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Mortgage servicing rights - Mortgage servicing rights are recorded as separate assets when mortgage loans are originated and subsequently sold or securitized (and held as available-for-sale securities) with servicing rights retained. Annually, the Bank estimates the fair value of its mortgage servicing rights based upon observed market prices.

Mortgage servicing rights are amortized in proportion to, and over, the estimated period that net servicing income will be collected. The carrying value of mortgage servicing rights is periodically evaluated in relation to estimated future cash flows to be received, and such carrying value is adjusted for indicated impairments based on management’s best estimate of the remaining cash flows. The Bank has stratified its mortgage servicing rights based on whether the loan was sold or securitized and the interest rate of the underlying loans. The Bank uses the direct write-down method for mortgage servicing rights where the serviced loan has paid off.

Property, premises, and equipment - Property, premises, and equipment are stated at cost less accumulated depreciation. The depreciation charged is computed on the straight-line method over estimated useful lives as follows:

Buildings	40 years
Furniture and equipment	5 - 10 years
Improvements	10 years
Computer equipment	3 years

Income taxes - The Bank accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes (SFAS No. 109), using the asset and liability method, and deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of assets and liabilities. These deferred taxes are measured by the provisions of currently enacted tax laws. When circumstances warrant, the Bank assesses the likelihood that the net deferred tax assets will more-likely-than-not be recovered from future projected taxable income.

Advertising costs - The Bank expenses advertising costs as they are incurred. Total advertising expenses were approximately $510, $412, and $216 for the years ended June 30, 2008, 2007, and 2006, respectively.

Financial instruments - In the ordinary course of business, the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Comprehensive income - Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income. Certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale investments, are reported as a separate component of the equity section of the balance sheet. Other comprehensive income includes no reclassification adjustments.

F-15

ANCHOR MUTUAL SAVINGS BANK
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ in thousands)

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Recent accounting pronouncements - In December 2007, FASB issued SFAS No. 141 (revised), Business Combinations (SFAS No. 141(R)). SFAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree, and the goodwill acquired. SFAS No. 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. This statement applies prospectively to business combinations for which the acquisition date is on or after January 1, 2009. Accordingly, the Bank will apply SFAS No. 141(R) to business combinations occurring on or after July 1, 2009.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS No. 157), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and enhances disclosures about fair value measurements. SFAS No. 157 applies when other accounting pronouncements require fair value measurements; it does not require new fair value measurements. SFAS No. 157 is effective for the Bank for the fiscal year beginning July 1, 2008. The Bank expects that impaired loans evaluated under SFAS No. 114 will be fair value measurements using Level 3 inputs as the valuation is based on discounted cash flows. SFAS No. 157 is not expected to have a material impact on the financial statements.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (SFAS No. 160). SFAS No. 160 establishes accounting and reporting standards that require that the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity; the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; and changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. SFAS No. 160 also requires that any retained noncontrolling equity investment in the former subsidiary be initially measured at fair value when a subsidiary is deconsolidated. SFAS No. 160 also sets forth the disclosure requirements to identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. SFAS No. 160 must be applied prospectively as of the beginning of the fiscal year in which SFAS No. 160 is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements are applied retrospectively for all periods presented. The Bank does not have a noncontrolling interest in one or more subsidiaries. Accordingly, the Bank does not anticipate that the initial application of SFAS No. 160 will have an impact on its financial statements.

F-16

ANCHOR MUTUAL SAVINGS BANK
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ in thousands)

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

In March 2008, the FASB issued SFAS No. 161, Disclosures About Derivative Instruments and Hedging Activities—an amendment of SFAS 133 (SFAS No. 161). SFAS No. 161 changes the disclosure requirements for SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, to mention how and why an entity uses derivative instruments, as well as how derivative instruments and related hedged items are accounted for. SFAS No. 161 is effective for fiscal years beginning on or after November 15, 2008, and is not expected to have a material impact on the Bank’s consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (SFAS No. 162). The FASB believes the GAAP hierarchy should be directed to entities because it is the entity (not its auditor) that is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP. Accordingly, the FASB concluded that the GAAP hierarchy should reside in the accounting literature established by the FASB and is issuing this Statement to achieve that result. This Statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles, and is not expected to have a material impact on our consolidated financial statements.

In May 2008, the FASB issued SFAS No. 163, Accounting for Financial Guarantee Insurance Contracts—an interpretation of SFAS 60 (SFAS No. 163). SFAS No. 163 clarifies SFAS No. 60, Accounting and Reporting by Insurance Enterprises, by requiring expanded disclosures about financial guarantee insurance contracts. Additionally, it requires that an insurance enterprise recognize a claim liability prior to an event of default (insured event) when there is evidence that credit deterioration has occurred in an insured financial obligation. SFAS No. 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years, except for some disclosures about the insurance enterprise’s risk-management activities. This Statement requires that disclosures about the risk-management activities of the insurance enterprise be effective for the first period (including interim periods) beginning after issuance of this Statement. Except for those disclosures, earlier application is not permitted. SFAS No. 163 is not expected to have a material impact on the Bank’s consolidated financial statements.

In June 2008, FASB issued FSP EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities. FSP EITF 03-6-1 concludes that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are participating securities and shall be included in the computation of EPS pursuant to the two-class method. This statement is effective on fiscal years beginning after December 15, 2008, for the Bank, to be applied retrospectively. The Bank is currently evaluating the impact of the adoption of FSP EITF 03-6-1.

Reclassification - Certain reclassifications have been made to prior-year amounts to conform to the current-year presentation. The reclassifications had no effect on previously reported net income or equity.

F-17

ANCHOR MUTUAL SAVINGS BANK
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ in thousands)

Note 2 - Securities

The amortized cost and estimated fair market values of investment securities, including mortgage-backed securities, available-for-sale, and held-to-maturity (classified by type and contractual maturity) were as follows as of June 30, 2008 and 2007:

2008	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Securities available-for-sale
Debt securities
Municipal bonds
After 1 through 5 yr	$2,224	$21	$—	$2,245
After 5 through 10 yr	1,065	5	(7)	1,063
After 10 yr	1,164	6	(10)	1,160
U.S. government agency securities
Within 1 yr	2,200	23	—	2,223
After 1 through 5 yr	4,997	97	—	5,094
After 5 through 10 yr	—	—	—	—
After 10 yr	13,970	104	(17)	14,057
FHLMC mortgage-backed securities	37,268	321	(162)	37,427
Preferred stock
FNMA preferred stock	635	—	—	635

	$63,523	$577	$(196)	$63,904

Securities held-to-maturity
FHLMC mortgage-backed securities	$13,596	$—	$(226)	$13,370

Municipal bonds
After 10 years	166	—	—	166

	$13,762	$—	$(226)	$13,536

F-18

ANCHOR MUTUAL SAVINGS BANK
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ in thousands)

Note 2 - Securities (continued)

2007	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Securities available-for-sale
Debt securities
Municipal bonds
After 1 through 5 yr	$2,056	$—	$(46)	$2,010
After 5 through 10 yr	1,415	—	(10)	1,405
After 10 yr	989	—	(2)	987
U.S. government agency securities
Within 1 yr	—	—	—	—
After 1 through 5 yr	7,196	—	(124)	7,072
After 5 through 10 yr	16,968	—	(438)	16,530
FHLMC mortgage-backed securities	32,049	112	(601)	31,560
Preferred stock
FNMA preferred stock	1,000	—	(110)	890

	$61,673	$112	$(1,331)	$60,454

Securities held-to-maturity
FHLMC mortgage-backed securities	$15,361	$—	$(595)	$14,766

Municipal bonds
After 10 years	172	—	—	172

	$15,533	$—	$(595)	$14,938

F-19

ANCHOR MUTUAL SAVINGS BANK
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ in thousands)

Note 2 - Securities (continued)

The fair value of temporarily impaired securities, the amount of unrealized losses, and the length of time these unrealized losses existed as of June 30, 2008 and 2007, respectively, are as follows:

			June 30, 2008

	Less Than 12 Months		12 Months or Longer		Total

	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

	(in thousands)
Securities available-for-sale
Debt securities
Municipal bonds
After 5 through 10 yr	$—	$—	$593	$(7)	$593	$(7)
After 10 yr	—	—	635	(10)	635	(10)
U.S. government agency securities
After 10 yr	—	—	3,954	(17)	3,954	(17)
FHLMC mortgage-backed securities	6,915	(56)	10,188	(106)	17,103	(162)

Total	$6,915	$(56)	$15,370	$(140)	$22,285	$(196)

Securities held-to-maturity
FHLMC mortgage-backed securities	$—	$—	$13,370	$(226)	$13,370	$(226)

Total	$—	$—	$13,370	$(226)	$13,370	$(226)

F-20

ANCHOR MUTUAL SAVINGS BANK
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ in thousands)

Note 2 - Securities (continued)

	June 30, 2007

	Less Than 12 Months		12 Months or Longer		Total

	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

	(in thousands)
Securities available-for-sale
Debt securities
Municipal bonds
After 1 through 5 yr	$—	$—	$2,010	$(46)	$2,010	$(46)
After 5 through 10 yr	—	—	1,405	(10)	1,405	(10)
After 10 yr	—	—	987	(2)	987	(2)
U.S. government agency securities
After 1 through 5 yr	—	—	7,072	(124)	7,072	(124)
After 5 through 10 yr	—	—	16,530	(438)	16,530	(438)
FHLMC mortgage-backed securities	6,302	(86)	18,716	(515)	25,018	(601)
FNMA preferred stock	—	—	890	(110)	890	(110)

Total	$6,302	$(86)	$47,610	$(1,245)	$53,912	$(1,331)

Securities held-to-maturity
FHLMC mortgage-backed securities	$—	$—	$14,766	$(595)	$14,766	$(595)

Total	$—	$—	$14,766	$(595)	$14,766	$(595)

Expected maturities of mortgage-backed securities may differ from contractual maturities because borrowers may have the right to call or prepay the obligations and are, therefore, classified separately with no specific maturity date.

For the years ended June 30, 2008, 2007, and 2006, proceeds from sales and maturities of securities available-for-sale were $3,000, $50, and $8,615, respectively. Gross realized gains were $0, $0, and $60 and gross realized losses were $0, $0, and $106 on the sale of securities available-for-sale for June 30, 2008, 2007, and 2006, respectively.

At June 30, 2008 and 2007, respectively, securities with total par values of $2,350 and $2,313 and total fair values of $2,330 and $2,225 were pledged to secure certain public deposits. Securities with a total par value of $5,297 and $4,689 and total fair values of $5,254 and $4,534 were pledged to secure certificates of deposit in excess of FDIC-insured limits. Securities with total par values of $9,325 and $10,550 and total fair values of $9,243 and $10,223 were pledged to secure Federal Home Loan Bank borrowings.

F-21

ANCHOR MUTUAL SAVINGS BANK
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ in thousands)

Note 2 - Securities (continued)

The expected maturities of investment securities will differ from contractual maturities because borrowers may have the right to prepay obligations with or without penalties.

Management evaluates securities for other-than-temporary impairment on an annual basis and, more frequently, when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Certain investment securities have fair values less than amortized cost and, therefore, contain unrealized losses. At June 30, 2008, 25 investment securities were in an unrealized loss position. The Bank has evaluated these securities and has determined that the decline in value is temporary and is related to the change in market interest rates since purchase. The decline in value is not related to any company- or industry-specific event.

During the year ended June 30, 2008, the Bank recorded a $365 other-than-temporary impairment write-down charge to reduce the carrying amount of the Bank’s investment in one issue of FNMA preferred stock to the securities market value of $635 at June 30, 2008. There were no other-than-temporary impairment write-downs recorded for the years ended June 30, 2007 and 2006.

F-22

ANCHOR MUTUAL SAVINGS BANK
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ in thousands)

Note 3 - Loans Receivable

          Loans receivable consisted of the following:

	June 30,

	2008	2007

Real estate
One- to four-family residential	$114,695	$94,197
Multi-family residential	59,114	63,117
Commercial	117,439	127,440
Construction	103,924	104,802
Land loans	6,957	12,504

Total real estate	402,129	402,060

Consumer
Home equity	46,790	32,214
Credit cards	7,989	7,555
Automobile	18,095	19,169
Other	5,757	5,278

Total consumer	78,631	64,216

Commercial business	18,507	16,113

Total loans	499,267	482,389

Less
Deferred loan fees and unamortized discount on purchased loans	1,267	1,362

Allowance for loan losses	7,485	4,644

	$490,515	$476,383

The Bank originates both adjustable and fixed-interest-rate loans. At June 30, 2008, the composition of these loans, less undisbursed amounts, was as follows:

	Fixed Rate	Adjustable Rate	Total

Less than one year	$41,334	$73,879	$115,213
After one through five	67,306	13,639	80,945
After five through ten years	112,463	16,680	129,143
After ten years	155,031	18,935	173,966

	$376,134	$123,133	$499,267

F-23

ANCHOR MUTUAL SAVINGS BANK
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ in thousands)

Note 3 - Loans Receivable

Adjustable rate loans have interest rate adjustment limitations and are generally indexed to either the Treasury bill one-year rate or the monthly weighted-average cost of funds for 12th district institutions regulated by the Office of Thrift Supervision (OTS) as published by the Federal Home Loan Bank of Seattle (FHLB).

Outstanding commitments to borrowers for loans as of June 30, 2008 and 2007, totaled $5,660 and $904, respectively. Unfunded commitments under lines of credit as of June 30, 2008 and 2007, totaled $76,417 and $65,229, respectively.

The following table sets forth the activity in the allowance for loan losses account:

	June 30,

	2008	2007	2006

Beginning balance	$4,644	$4,417	$4,157
Provision for losses	3,545	720	546
Chargeoffs	(842)	(859)	(299)
Recoveries	138	366	13

	$7,485	$4,644	$4,417

          The following table sets forth the activity in impaired loans:

	June 30,

	2008	2007	2006

Impaired loans without a valuation allowance	$19,673	$5,496	$—
Impaired loans with a valuation allowance	9,697	—	79

Total impaired loans	$29,370	$5,496	$79

Valuation allowance related to impaired loans	$2,440	$—	$22

Average investment in impaired loans	$17,433	$5,014	$236

Interest income recognized on a cash basis on impaired loans	$2,520	$217	$72

F-24

ANCHOR MUTUAL SAVINGS BANK
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ in thousands)

Note 3 - Loans Receivable (continued)

At June 30, 2008 and 2007, respectively, loans (including amounts committed) of $20,581 and $13,107 represent real estate secured loans that have loan-to-value ratios above supervisory guidelines.

At June 30, 2008, there were no commitments to lend additional funds to borrowers whose loans have been modified. Nonaccrual loans totaled $7,398 at June 30, 2008, and $434 at June 30, 2007. Loans 90 days and over past due still accruing interest were $15,972 at June 30, 2008, and $2,378 at June 30, 2007.

Note 4 - Mortgage Servicing Rights

At June 30, 2008 and 2007, the Bank was servicing loans (including participations) for others amounting to $105,164 and $96,198, respectively. Servicing loans for others generally consist of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors, and foreclosure processing. Loan servicing income is recorded on the accrual basis and includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees. In connection with these loans serviced for others, the Bank held borrowers’ escrow balances of $567 and $507 at June 30, 2008 and 2007, respectively.

As of July 1, 2007, the Bank adopted SFAS No. 156, Accounting for Servicing of Financial Assets (SFAS No. 156), to measure mortgage servicing rights using the amortization method, which is consistent with the accounting treatment prior to the adoption of SFAS No. 156.

Activity in the mortgage servicing rights account is summarized as follows:

	June 30,

	2008	2007	2006

Balance, beginning of year before valuation allowance	$572	$704	$772
Originations Single-family residential loans	414	74	174
Amortization	(266)	(135)	(141)
Payoffs	(68)	(71)	(101)

Balance, end of year before valuation allowance	$652	$572	$704

          Activity in the valuation allowance for mortgage servicing rights is summarized as follows:

	June 30,

	2008	2007	2006

Balance, beginning of year	$—	$—	$49
Reductions	—	—	(49)

Balance, end of year	$—	$—	$—

F-25

ANCHOR MUTUAL SAVINGS BANK
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ in thousands)

Note 5 - Property, Premises, and Equipment

          Property, premises, and equipment owned by the Bank are summarized as follows:

	June 30,

	2008	2007

Land	$2,496	$2,496
Building and improvements	16,416	16,394
Furniture and fixtures	6,537	6,597
Automobiles	270	224
Software	1,051	958
Leasehold improvements	1,538	344

	28,308	27,013
Less accumulated depreciation and amortization	(12,778)	(11,755)

Property, premises, and equipment, net of depreciation and amortization	$15,530	$15,258

Depreciation and amortization expense for the years ended June 30, 2008, 2007, and 2006, was $1,598, $1,550, and $1,451, respectively.

F-26

ANCHOR MUTUAL SAVINGS BANK
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ in thousands)

Note 6 - Deposits

Deposits consist of the following at June 30:

	2008		2007

	Amount	Percent	Amount	Percent

Noninterest-bearing demand deposits	$30,071	7.7%	$26,836	6.1%
Interest-bearing demand deposits, weighted-average rate of 0.62% and 0.59% in 2008 and 2007, respectively	17,123	4.4%	16,691	3.8%
Savings deposits, weighted-average rate of 1.00% in 2008 and 2007	30,765	7.9%	31,814	7.2%
Money market accounts, weighted-average rate of 2.38% and 2.23% in 2008 and 2007, respectively	58,732	15.1%	57,246	12.9%
Certificates of deposit
0.00 to 3.49%	61,101	15.7%	4,114	0.9%
3.50 to 5.49%	184,081	47.2%	289,901	65.4%
5.50 to 6.99%	8,076	2.0%	16,576	3.7%
7.00 to 7.99%	—	0.0%	176	0.0%

Total certificates of deposit	253,258	64.9%	310,767	70.0%

Total deposits	$389,949	100.0%	$443,354	100.0%

Certificates of deposits in denominations of $100 or more were $132,644 and $173,795 at June 30, 2008 and 2007, respectively. Interest on certificates of deposits in denominations of $100 or more totaled $7,099, $8,331, and $5,105 for the years ended June 30, 2008, 2007, and 2006, respectively. Included in deposit funds at June 30, 2008 and 2007, respectively, are $20,088 and $21,141 of public funds.

As of June 30, certificates mature as follows:

	June 30,

	2008	2007

One year or less	$178,951	$215,518
After one year through three years	58,668	77,402
More than three years	15,639	17,847

	$253,258	$310,767

F-27

ANCHOR MUTUAL SAVINGS BANK
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ in thousands)

Note 7 - Borrowings

The Bank is a member of the FHLB of Seattle and, as such, has a committed credit line up to 30% of total eligible assets. Borrowings generally provide for interest at the then-current published rates. FHLB advances (at weighted-average interest rates of 5.00% and 5.47% at June 30, 2008 and 2007, respectively) and lines of credit are scheduled to mature as follows:

	June 30,

	2008	2007

One year or less	$43,700	$9,300
After one year through three years	103,965	77,365
More than three years	17,500	10,000

	$165,165	$96,665

Advances from FHLB are collateralized by all FHLB stock owned by the Bank, deposits with the FHLB, investments, and certain mortgage loans and investment securities as described in the Advances, Pledge, and Security Agreement with the FHLB. The maximum and average outstanding advances and lines of credit from the FHLB for the years ended June 30, 2008 and 2007, are as follows:

	June 30,

	2008	2007

Highest outstanding advances at month-end for the previous 12 months	$165,165	$104,248

Average outstanding	$144,964	$98,086

The Bank established a line of credit in the amount of $10,000 with the Federal Reserve Bank of San Francisco, subject to collateralization requirements. The line of credit is subject to annual renewal. At June 30, 2008 and 2007, there was no outstanding balance. Borrowed funds would accrue interest at the then-existing federal funds rate.

F-28

ANCHOR MUTUAL SAVINGS BANK
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ in thousands)

Note 8 - Supplemental Executive Retirement Plan

On July 1, 2002, the Bank implemented a nonqualified Supplemental Executive Retirement Plan (SERP) for the benefit of senior officers and trustees of the Bank. The agreements entitle these individuals to receive defined benefits upon their retirement or death based on the appreciation in Bank value. The Bank appreciation will be the difference between the most recent Bank valuation at the time of redemption and the Bank value established at the date of admission to the plan. On January 1, 2004, the plan was amended to provide that a participant’s SERP unit valuation shall be valued at no less than 90%, and no more than 125%, of the participant’s SERP unit as of the preceding valuation date. The value of the participant’s SERP unit is based upon the overall value of the Bank as determined annually by an outside firm. The accrual for the deferred compensation owed under the plan is based upon the net present value of the vested benefits expected to be paid under the plan. The Bank recognized $(25), $455, and $497 in compensation cost (benefit) related to the SERP for the years ended June 30, 2008, 2007, and 2006, respectively. The SERP liability totaled $2,019 and $2,078 at June 30, 2008 and 2007, respectively.

Note 9 - Income Taxes

Provision (benefit) for income tax includes the following components:

	Year ended June 30,

	2008	2007	2006

Current	$1,846	$2,143	$3,284
Deferred	(1,848)	(599)	(1,711)

Total	$(2)	$1,544	$1,573

The Bank qualified under prior provisions of the Internal Revenue Code to deduct from taxable income an allowance for bad debts based on a percentage of taxable income before such deduction or based on the experience method. The experience method provided financial institutions the ability to add to the reserve for losses on loans the greater of two computational alternatives: the base-year amount or the six-year moving average amount.

Retained earnings at June 30, 2008, include approximately $4,314 in tax-basis bad debt reserves for which no income tax liability has been recorded. In the future, if this tax-basis bad debt reserve is used for purposes other than to absorb bad debts, or if legislation is enacted requiring recapture of all tax-basis bad debt reserves, the Bank will incur a federal tax liability at the then-prevailing corporate tax rate.

F-29

ANCHOR MUTUAL SAVINGS BANK
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ in thousands)

Note 9 - Income Taxes (continued)

A reconciliation of the provision (benefit) for income tax based on statutory corporate tax rates on pre-tax income and the provision shown in the accompanying consolidated statement of income is summarized as follows for the years ended June 30:

	Amount	Percent of Pre-Tax Income

2008

Income taxes computed at statutory rates	$267	34.0%
Tax-exempt income	(274)	-34.9%
Other, net	5	0.6%

Benefit for income tax	$(2)	-0.3%

2007

Income taxes computed at statutory rates	$1,830	34.0%
Tax-exempt income	(265)	-4.9%
Other, net	(21)	-0.4%

Provision for income tax	$1,544	28.7%

2006

Income taxes computed at statutory rates	$1,854	34.0%
Tax-exempt income	(249)	-4.6%
Other, net	(32)	-0.6%

Provision for income tax	$1,573	28.8%

F-30

ANCHOR MUTUAL SAVINGS BANK
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ in thousands)

Note 9 - Income Taxes (continued)

          The components of net deferred tax assets and liabilities are summarized as follows:

	June 30,

	2008	2007

Deferred tax assets
Allowance for loan losses	$3,932	$2,601
Unrealized loss on securities available-for-sale	—	415
Other	694	566

Total deferred tax assets	4,626	3,582

Deferred tax liabilities
Deferred loan fees and costs	707	767
FHLB stock dividends	1,073	1,066
Mortgage servicing rights	222	271
Unrealized loss (gain) on securities available-for-sale	5	—
Accumulated depreciation	144	307

Total deferred tax liabilities	2,151	2,411

Net deferred tax asset	$2,475	$1,171

As required by SFAS No. 109, the Bank continually reviews the likelihood that deferred tax assets will be realized in future tax periods under the “more-likely-than-not” criteria. In making this judgment, SFAS No. 109 requires that all available evidence, both positive and negative, should be considered to determine whether, based on the weight of that evidence, a valuation allowance is required. As of June 30, 2008, the Bank had $4,626 of deferred tax assets and net deferred tax assets (after deferred tax liabilities) of $2,475 related to the U.S. tax jurisdictions whose recoverability is dependent upon future profitability.

In the future, the Bank’s effective tax rate could be adversely affected by several factors, many of which are outside of the Bank’s control. The Bank’s effective tax rate is affected by the proportion of revenues and income before taxes in the various domestic jurisdictions in which the Bank operates. Further, the Bank subject to changing tax laws, regulations and interpretations in multiple jurisdictions in which the Bank operates, as well as the requirements, pronouncements and rulings of certain tax, regulatory and accounting organizations.

A valuation allowance for deferred tax assets was not considered necessary at June 30, 2008 or 2007. Management believes the Bank will fully realize the total deferred income tax assets based upon its total deferred income tax liabilities, previous taxes paid and current and expected future levels of taxable income.

F-31

ANCHOR MUTUAL SAVINGS BANK
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ in thousands)

Note 9 - Income Taxes (continued)

The Bank adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on July 1, 2007. The Bank had no unrecognized tax benefits which would require an adjustment to the July 1, 2007 beginning balance of retained earnings. The Bank had no unrecognized tax benefits at July 1, 2007 and at June 30, 2008.

The Bank recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the years ended June 30, 2008 and 2007, the Bank recognized no interest and penalties.

The Bank files income tax returns in the U.S. Federal jurisdiction. With few exceptions, the Bank is no longer subject to U.S. Federal or state/local income tax examinations by tax authorities for years before 2004.

Note 10 - Regulatory Capital Requirements

The Bank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table that follows) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes, as of June 30, 2008, that the Bank meets all capital adequacy requirements to which it is subject.

As of June 30, 2008, the most recent notification from the FDIC categorized the Bank as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category.

F-32

ANCHOR MUTUAL SAVINGS BANK
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ in thousands)

Note 10 - Regulatory Capital Requirements (continued)

The Bank’s actual capital amounts and ratios are also presented in the following table:

	Actual		Minimum Capital Requirement		Minimum to be Well Capitalized Under Prompt Corrective Action

	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of June 30, 2008
Total capital (to risk-weighted assets)	$67,332	13.6%	$39,640	8.0%	$49,550	10.0%
Tier I capital (to risk-weighted assets)	$62,287	12.6%	$19,820	4.0%	$29,730	6.0%
Tier I leverage capital (to average assets)	$62,287	10.1%	$24,601	4.0%	$30,752	5.0%

As of June 30, 2007
Total capital (to risk-weighted assets)	$65,912	13.7%	$38,557	8.0%	$48,197	10.0%
Tier I capital (to risk-weighted assets)	$61,268	12.7%	$19,279	4.0%	$28,918	6.0%
Tier I leverage capital (to average assets)	$61,268	10.1%	$24,234	4.0%	$30,292	5.0%

Note 11 - Employee Benefit Plans

The Bank maintains a savings and investment plan under Section 401(k) of the Internal Revenue Code for all salaried employees with one year of service consisting of at least 1,000 hours. Effective April 1, 2007, the entry date for employee deferrals was amended to three consecutive months of service. The employer match remains at one year of service. The plan is funded by both voluntary employee salary deferrals of up to 50% of annual compensation and employer matching contributions as specified by the plan. Employer contributions to this plan totaled $124, $81, and $40 for the years ended 2008, 2007, and 2006, respectively.

The Bank also maintained a noncontributory defined benefit pension plan for all employees who had completed six months of service and had attained the age of 21 years.

F-33

ANCHOR MUTUAL SAVINGS BANK
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ in thousands)

Note 11 - Employee Benefit Plans (continued)

Effective June 29, 2006, the defined benefit pension plan was amended to cease all further benefit accruals. From June 29, 2006, forward, no additional employees were allowed to enter the defined benefit pension plan and no additional years of service were credited for benefit purposes. During the fiscal year ended June 29, 2007, the Bank filed PBGC Form 501, Post Distribution Certification for Standard Termination, with the Pension Benefit Guarantee Corporation. As of June 29, 2007, the defined benefit pension plan was liquidated and benefits in the amount of $5,446 were distributed to defined benefit pension plan participants. The Bank funded an additional $266 to the defined benefit pension plan during the fiscal year ended June 30, 2007, to make the final distributions. During the fiscal year ended June 30, 2007, all participants were required to make an election as to how they would like their accumulated benefit distributed. There was no remaining liability in the defined benefit pension plan as of June 30, 2007.

Note 12 - Related Party Transactions

During the normal course of business, the Bank originates loans to trustees, committee members, and senior management. Such loans are granted with interest rates, terms, and collateral requirements substantially the same as those for all other customers.

Loans to trustees, executive officers, and their affiliates are subject to regulatory limitations. Such loans had aggregate balances and activity as follows and were within regulatory limitations:

	June 30,

	2008	2007

Total loans	$1,498	$1,867

Total deposits	$2,711	$3,890

The Bank is a member of the Washington Community Reinvestment Association (WCRA), a nonprofit organization that administers loan pools that support low-income housing throughout Washington State. A member of the board of trustees of the Bank was a member of the board of directors of the WCRA through February 2007. The Bank participates in approximately $607 in loans and $400 in investments at June 30, 2008, and $571 in loans and $239 in investments at June 30, 2007, from the WCRA.

F-34

ANCHOR MUTUAL SAVINGS BANK
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ in thousands)

Note 13 - Off-Balance-Sheet Activities

Credit-related financial instruments - The Bank is a party to credit-related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. Such commitments involve, to a varying degree, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet.

The Bank’s exposure to credit loss is represented by the contractual amount of these commitments. The Bank follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

At June 30, the following financial instruments were outstanding whose contract amounts represent credit risk:

	June 30,

	2008	2007

Commitments to grant loans	$5,660	$904

Unfunded commitments under lines of credit	$76,417	$65,229

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Bank, is based on management’s credit evaluation of the customer.

Unfunded commitments under commercial lines of credit, revolving credit lines, and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are uncollateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent that the Bank is committed.

F-35

ANCHOR MUTUAL SAVINGS BANK
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ in thousands)

Note 13 - Off-Balance-Sheet Activities (continued)

Operating lease commitment - The Bank leases space for branches and operations located in Olympia, Hoquiam, Spanaway, Shelton, Chehalis, Hawks Prairie, Vancouver, Poulsbo, Covington, and Yelm, Washington. These leases run for periods ranging from three to 10 years. All leases require the Bank to pay all taxes, maintenance, and utility costs, as well as maintain certain types of insurance. The annual lease commitments for the next five years are as follows:

YEAR ENDING JUNE 30,	AMOUNT

2009	$454
2010	$442
2011	$385
2012	$282
2013	$118
Thereafter	$6

Rental expense charged to operations was approximately $521, $411, and $322 for the years ended June 30, 2008, 2007, and 2006, respectively.

Note 14 - Fair Value of Financial Instruments

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, Disclosures About Fair Value of Financial Instruments. The estimated fair value amounts have been determined by the Bank using available market information and appropriate valuation methodologies; however, considerable judgment is necessary to interpret market data in the development of the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Bank could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

F-36

ANCHOR MUTUAL SAVINGS BANK
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ in thousands)

Note 14 - Fair Value of Financial Instruments (continued)

The estimated fair values of financial instruments are as follows as of June 30:

	2008		2007

	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value

Assets
Cash and due from banks	$11,003	$11,003	$10,916	$10,916
Securities available-for-sale	63,904	63,904	60,454	60,454
Securities held-to-maturity	13,762	13,536	15,533	14,938
Loans held-for-sale	1,171	1,171	1,757	1,757
Loans receivable	490,515	502,463	476,383	479,645
Accrued interest receivable	3,033	3,033	3,199	3,199
FHLB stock	6,123	6,123	5,503	5,503

Liabilities
Demand deposits, savings, and market	$136,691	$136,691	$132,587	$132,587
Certificates of deposit	253,258	253,458	310,767	310,976
FHLB advances	165,165	165,417	96,665	96,647
Advance payments by borrowers for taxes and insurance	1,275	1,275	1,131	1,131

Commitments to extend credit represent the principal categories of off-balance-sheet financial instruments. The fair values of these commitments are not material since they are for a short period of time and are subject to customary credit terms.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and due from banks - For cash, the carrying amount is a reasonable estimate of fair value.

Securities - The estimated fair values of investments in debt and equity securities, by category, were based on quoted market prices.

Loans held-for-sale - The fair value of loans held-for-sale is based on quoted market prices.

Loans receivable - The fair value of the Bank’s loan portfolio has been estimated by discounting the projected cash flows using the current rate at which similar loans would be made to borrowers with similar credit ratings and for the same maturities. For all loans, estimated future cash flows have been computed using an average prepayment term based on published prepayment rates for similar loans.

F-37

ANCHOR MUTUAL SAVINGS BANK
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ in thousands)

Note 14 - Fair Value of Financial Instruments (continued)

No adjustment was made to the current rate or quoted market rate for changes in credit of performing loans for which there are no known credit concerns. Management believes that the risk factor embedded in the current interest rate, along with the general reserves applicable to the performing loan portfolio, for which there are no known credit concerns, results in a fair valuation of such loans.

FHLB stock - The fair value is based upon the redemption value of the stock, which equates to its carrying value.

Demand deposits, savings, money market, and certificates of deposit - The fair value of the Bank’s demand deposits, savings, and money market accounts is the amount payable on demand. The fair value of fixed maturity certificates is estimated using a discounted cash flow analysis using current rates offered for deposits of similar remaining maturities.

FHLB advances - The fair value of the Bank’s FHLB advances was calculated using the discounted cash flow method. The discount rate was equal to the current rate offered by the FHLB for advances of similar remaining maturities.

Accrued interest receivable and advance payments by borrowers for taxes and insurance - The carrying value has been determined to be a reasonable estimate of their fair value.

F-38

ANCHOR MUTUAL SAVINGS BANK NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ in thousands)

Note 15 - Selected Quarterly Financial Data (unaudited)

	Quarter Ended

	September 2007	December 2007	March 31, 2008	June 30, 2008

Interest income	$10,330	$10,425	$9,841	$9,535
Interest expense	5,830	5,925	5,616	5,294

Net interest income	4,500	4,500	4,225	4,241

Provision for loan losses	172	486	361	2,526

Other income (expense)	(3,187)	(3,291)	(3,473)	(3,186)

Income (loss) before provision for income taxes	1,141	723	391	(1,471)

Provision (benefit) for income taxes	292	162	59	(515)

Net income (loss)	$849	$561	$332	$(956)

	Quarter Ended

	September 2006	December 2006	March 31, 2007	June 30, 2007

Interest income	$9,719	$10,196	$10,245	$10,712
Interest expense	5,135	5,641	5,663	5,764

Net interest income	4,584	4,555	4,582	4,948

Provision for loan losses	126	377	278	(61)

Other income (expense)	(2,946)	(2,930)	(3,251)	(3,439)

Income before provision for income taxes	1,512	1,248	1,053	1,570

Provision for income taxes	448	347	291	458

Net income	$1,064	$901	$762	$1,112

F-39

ANCHOR MUTUAL SAVINGS BANK
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ in thousands)

Note 15 - Selected Quarterly Financial Data (unaudited) (continued)

	Quarter Ended

	September 2005	December 2005	March 31, 2006	June 30, 2006

Interest income	$7,711	$8,362	$8,592	$9,045
Interest expense	3,318	3,712	4,046	4,498

Net interest income	4,393	4,650	4,546	4,547

Provision for loan losses	120	175	156	95

Other income (expense)	(2,810)	(3,342)	(3,284)	(2,701)

Income before provision for income taxes	1,463	1,133	1,106	1,751

Provision for income taxes	454	351	302	466

Net income	$1,009	$782	$804	$1,285

Note 16 - Subsequent Event

On September 7, 2008, the United States Government took conservatorship of FNMA and FHLMC. The actions resulted in significant doubt that preferred shareholders of these organizations would recover their investment. As identified in Note 2, the Bank originally invested $1,000 in FNMA Series L preferred shares. As of June 30, 2008, the value of these shares was $635 and the Bank recorded an other than temporary impairment of $365 accordingly. As of September 30, 2008, the shares of FNMA Series L were valued at approximately $68. The additional impairment from July 1, 2008, through September 30, 2008, will be recorded in the quarter ended September 30, 2008.

F-40

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. If the laws of your state or other jurisdiction prohibit us from offering our common stock to you, then this prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of our common stock. Neither the delivery of this prospectus nor any sale hereunder shall imply that there has been no change in our affairs since any of the dates as of which information is furnished herein or since the date hereof.

5,175,000 Shares for Sale
(Anticipated Maximum,
Subject to Increase)

ANCHOR BANCORP

(Proposed Holding Company for Anchor Bank)

COMMON STOCK

PROSPECTUS

KEEFE, BRUYETTE & WOODS

Until the later of _____________, 2008 or 25 days after the commencement of the Syndicated Community Offering, if any, which is later, all dealers effecting transactions in our common stock may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to any unsold allotments or subscriptions.

PART II – INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

Legal fees and expenses	$250,000
Securities marketing legal fees	45,000
EDGAR, copying, printing, postage and mailing	200,000
Appraisal preparation fees and expenses	70,000
Business plan preparation fees and expenses	35,000
Accounting fees and expenses	130,000
Securities marketing fees and expenses	532,315
Data processing fees and expenses	35,000	(1)
SEC registration fee	2,417
Blue Sky filing fees and expenses	5,000
NASDAQ listing fee	125,000
Stock transfer agent and regular fees and expenses	50,000
Other expenses - NASD filing fee, certificate printing, telephone/stock center	32,583

Total	1,512,315

(1)	Included in securities marketing fees and expenses.

Item 14. Indemnification of Directors and Officers

          In accordance with the Washington Business Corporation Act (“WBCA”), R.C.W. § 23 B.08.570, Article XIV of Anchor Bancorp’s Articles of Incorporation provides as follows:

          Indemnification. The corporation shall indemnify and advance expenses to its directors, officers, agents and employees as follows:

          A.          Directors and Officers. In all circumstances and to the full extent permitted by the WBCA, the corporation shall indemnify any person who is or was a director, officer or agent of the corporation and who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal (including an action by or in the right of the corporation), by reason of the fact that he is or was an agent of the corporation, against expenses, judgments, fines, and amounts paid in settlement and incurred by him in connection with such action, suit or proceeding. However, such indemnity shall not apply to: (a) acts or omissions of the director or officer finally adjudged to violate law; (b) conduct of the director or officer finally adjudged to violate RCW Chapter 23B.08.310 (relating to unlawful distributions by the corporation), or (c) any transaction with respect to which it was finally adjudged that such director and officer personally received a benefit in money, property, or services to which the director was not legally entitled. The corporation shall advance expenses incurred in a proceeding for such persons pursuant to the terms set forth in a separate directors’ resolution or contract.

          B.          Implementation. The board of directors may take such action as is necessary to carry out these indemnification and expense advancement provisions. It is expressly empowered to adopt, approve and amend from time to time such bylaws, resolutions, contracts or further indemnification and expense advancement arrangements as may be permitted by law, implementing these provisions. Such bylaws, resolutions, contracts, or further arrangements shall include, but not be limited to, implementing the manner in which determinations as to any indemnity or advancement of expenses shall be made.

          C.          Survival of Indemnification Rights. No amendment or repeal of this Article XIV shall apply to or have any effect on any right to indemnification provided hereunder with respect to acts or omissions occurring prior to such amendment or repeal.

          D.          Service for Other Entities. The indemnification and advancement of expenses provided under this Article XIV shall apply to directors, officers, employees, or agents of the corporation for both (a) service in such capacities for the corporation, and (b) service at the corporation ‘s request as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise. A person is considered to be serving an employee benefit plan at the corporation’s request if such person’s duties to the corporation also impose duties on, or otherwise involve services by, the director to the plan or to participants in or beneficiaries of the plan.

          E.          Insurance. The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against liability asserted against him and incurred by him in such capacity or arising out of his status as such, whether or not the corporation would have had the power to indemnify him against such liability under the provisions of this bylaw and the WBCA.

          F.          Other Rights. The indemnification provided by this section shall not be deemed exclusive of any other right to which those indemnified may be entitled under any other bylaw, agreement, vote of shareholders, or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such an office, and shall continue as to a person who has ceased to be a director, trustee, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such person. Notwithstanding any other provisions contained herein, these Articles of Incorporation are subject to the requirements and limitations set forth in state and federal laws, rules, regulations, or orders regarding indemnification and prepayment of legal expenses, including Section 18(k) of the Federal Deposit Insurance Act and Part 359 of the Federal Deposit Insurance Corporation’s Rules and Regulations or any successor regulations thereto.

Item 15. Recent Sales of Unregistered Securities

          Not Applicable.

Item 16. Exhibits and Financial Statement Schedules

          The financial statements and exhibits filed as part of this registration statement are as follows:

(a) Exhibits

1.1	Engagement Letter between Anchor Mutual Savings Bank and Keefe, Bruyette & Woods, Inc.

1.2	Form of proposed Agency Agreement among Anchor Bancorp and Anchor Mutual Savings Bank and Keefe, Bruyette & Woods, Inc. (a)

2	Plan of Conversion of Anchor Mutual Savings Bank

3.1	Articles of Incorporation of Anchor Bancorp

3.2	Bylaws of Anchor Bancorp

4	Form of Certificate for Common Stock

5	Opinion of Breyer & Associates PC regarding legality of securities registered

8.1	Federal Tax Opinion of Silver Freedman & Taff, L.L.P.

8.2	State Tax Opinion of Blado Kiger, P.S.

8.3	Opinion of RP Financial, LC. as to the value of subscription rights

10.1	Form of Employment Agreement for President and Chief Executive Officer, and the Chief Financial Officer

10.2	Form of Change in Control Severance Agreement for Executive Officers

10.3	Form of Anchor Bank Employee Severance Compensation Plan

10.4	Anchor Mutual Savings Bank Phantom Stock Plan

10.5	Form of 401(k) Retirement Plan

21	Subsidiaries of the Registrant

23.1	Consent of Moss Adams LLP

23.2	Consent of Breyer & Associates PC (contained in opinion included as Exhibit 5)

23.3	Consent of Silver Freedman & Taff, L.L.P. as to its Federal Tax Opinion (contained in opinion included as Exhibit 8.1)

23.4	Consent of Blado Kiger, P.S. as to its State Tax Opinion (contained in opinion included as Exhibit 8.2)

23.5	Consent of RP Financial, LC.

24	Power of Attorney (contained in signature page to the registration statement)

99.1	Order and Certification Form

99.2	Solicitation and Marketing Materials

99.3	Engagement Letters between Anchor Mutual Savings Bank and RP Financial, LC.

99.4	Appraisal Report of RP Financial, LC. (b)

(a)	To be filed by amendment.

(b)	Excludes certain tabular and statistical information pursuant to a hardship exemption request made under Rule 202 of Regulation S-T.

(b)	Financial Statement Schedules

ANCHOR MUTUAL SAVINGS BANK

All schedules are omitted because the required information is not applicable or is included in the Consolidated Financial Statements and related Notes.

          The financial statements of Anchor Bancorp have been omitted because Anchor Bancorp has not yet issued any stock, has no assets or liabilities, and has not conducted any business other than that of an organizational nature.

Item 17. Undertakings

          The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of any employee benefit plan’s annual report pursuant to Section 15 (d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Aberdeen, State of Washington on October 24, 2008.

ANCHOR BANCORP

By:	/s/Jerald L. Shaw

Jerald L. Shaw
President and Chief Executive Officer

POWER OF ATTORNEY

          We, the undersigned directors and officers of Anchor Bancorp, do hereby severally constitute and appoint Jerald L. Shaw, our true and lawful attorney and agent, to do any and all things and acts in our names in the capacities indicated below and to execute all instruments for us and in our names in the capacities indicated below which said Jerald L. Shaw may deem necessary or advisable to enable Anchor Bancorp, to comply with the Securities Act of 1933 and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with the registration statement on Form S-1 relating to the offering of Anchor Bancorp’s Common Stock, including specifically but not limited to, power and authority to sign, for us or any of us in our names in the capacities indicated below, the registration statement and any and all amendments (including post-effective amendments) thereto; and we hereby ratify and confirm all that Jerald L. Shaw shall do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/Jerald L. Shaw	President and Chief Executive Officer	October 24, 2008

Jerald L. Shaw	(Principal Executive Officer)

/s/Terri L. Degner	Executive Vice President and Chief	October 24, 2008

Terri L. Degner	Financial Officer
(Principal Financial and Accounting
Officer)

/s/Robert D. Ruecker	Chairman of the Board	October 24, 2008

Robert D. Ruecker

/s/Douglas A. Kay	Vice Chairman of the Board	October 24, 2008

Douglas A. Kay

/s/George W. Donovan	Director	October 24, 2008

George W. Donovan

/s/William Foster	Director	October 24, 2008

William Foster

/s/Dennis C. Morrisette	Director	October 24, 2008

Dennis C. Morrisette

/s/James A. Boora	Director	October 24, 2008

James A. Boora